UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒            Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2018

On March 12, 2019, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2018 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2018 and 2017 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2018.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 12, 2019	By:	/s/ Ki-Hwan Kim
(Signature)

Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2018 and 2017

Kookmin Bank and Subsidiaries

Index

December 31, 2018 and 2017

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholder of Kookmin Bank

Opinion

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2018 and 2017, and its consolidated financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS)

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2018 and 2017

(In millions of Korean won)	Notes	2018[1]	2017
Assets
Cash and due from financial institutions	4,6,7,36	14,889,010	15,646,318
Financial assets at fair value through profit or loss (Under Korean IFRS 1039)	4,6,12	—	8,408,730
Financial assets at fair value through profit or loss	4,6,8,12	12,257,005	—
Derivative financial assets	4,6,9	1,613,970	2,607,659
Loans at amortized cost	4,6,8,10,11	276,944,202	251,710,605
Financial investments	4,6,8,12	42,723,480	40,815,674
Investments in associates	13	506,664	345,892
Property and equipment	14	3,127,666	3,015,594
Investment property	8,14	257,924	337,500
Intangible assets	15	224,208	217,608
Current income tax assets	32	4,638	3,209
Deferred income tax assets	16,32	3,131	2,050
Assets held for sale	18	16,952	155,506
Other assets	4,6,17	4,390,408	6,499,582

Total assets		356,959,258	329,765,927

Liabilities
Financial liabilities at fair value through profit or loss (Under Korean IFRS 1039)	4,6	—	74,191
Financial liabilities at fair value through profit or loss	4,6	87,168	—
Derivative financial liabilities	4,6,9	1,642,409	2,608,820
Deposits	4,6,19	272,484,528	252,478,931
Debts	4,6,20	17,496,055	15,810,753
Debentures	4,6,21	23,163,585	19,183,798
Provisions	22	308,374	358,192
Net defined benefit liabilities	23	166,605	8,568
Current income tax liabilities	32	5,737	3,543
Deferred income tax liabilities	16,32	120,867	172,131
Other liabilities	4,6,24,30	14,816,064	13,743,566

Total liabilities		330,291,392	304,442,493

Equity
Capital stock	25	2,021,896	2,021,896
Capital surplus	25	5,218,788	5,219,693
Accumulated other comprehensive income	25, 34	115,784	678,094
Retained earnings	25, 33	19,311,398	17,403,751
(Provision of regulatory reserve for credit losses
December 31, 2018 : ~~W~~2,150,772 million
December 31, 2017 : ~~W~~2,001,063 million)
(Amounts estimated to be appropriated
December 31, 2018 : ~~W~~140,247 million
December 31, 2017 : ~~W~~149,709 million)

Equity attributable to the shareholder of the Parent Company		26,667,866	25,323,434
Non-controlling interest equity		—	—

Total equity		26,667,866	25,323,434

Total liabilities and equity		356,959,258	329,765,927

[1]

The consolidated statement of financial position as at December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative consolidated statement of financial position as at December 31, 2017 has not been restated retrospectively as permitted by the transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(In millions of Korean won)	Notes	2018[1]	2017
Interest income		10,019,888	8,508,893
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		9,797,583	—
Interest income from financial instruments at fair value through profit or loss		222,305	—
Interest income from loans and receivables		—	8,338,424
Interest income from financial instruments at fair value through profit or loss (Under Korean IFRS 1039)		—	170,469
Interest expense		(3,919,166)	(2,944,109)

Net interest income	26	6,100,722	5,564,784

Fee and commission income		1,422,791	1,471,480
Fee and commission expense		(300,043)	(246,791)

Net fee and commission income	27	1,122,748	1,224,689

Net losses on financial instruments at fair value through profit or loss (Under Korean IFRS 1039)	28	—	(71,207)

Net gains on financial instruments at fair value through profit or loss	28	326,395	—

Net other operating expenses	29	(696,486)	(288,087)

General and administrative expenses	14,15,23,30,40	(3,766,995)	(3,665,822)

Operating profit before provision for credit losses		3,086,384	2,764,357

Provision for credit losses	7,11,12,17,22	(93,916)	(115,166)

Operating profit		2,992,468	2,649,191
Share of profit of associates	13	49,698	37,571
Net other non-operating income	31	44,172	(73,467)

Net non-operating profit		93,870	(35,896)

Profit before income tax expense		3,086,338	2,613,295
Income tax expense	32	(827,140)	(438,590)

Profit for the year		2,259,198	2,174,705

(Adjusted profit after provision of regulatory reserve for credit losses	25
2018 : ~~W~~ 2,011,991 million
2017 : ~~W~~ 2,024,996 million
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	(95,796)	14,177
Net losses on equity instruments at fair value through other comprehensive income		(36,013)	—
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustments		27,383	(67,106)
Gains on valuation of financial investments		—	110,188
Net gains on debt instruments at fair value through other comprehensive income		57,188	—
Share of other comprehensive income(loss) of associates		(3,383)	91,839
Gains (losses) on hedging instruments of net investments in foreign operations		(25,386)	26,719
Gains on cash flow hedging instruments		3,788	7,414

Other comprehensive income for the year, net of tax	34	(72,219)	183,231

Total comprehensive income for the year		2,186,979	2,357,936

Profit attributable to:
Shareholder of the Parent Company		2,259,198	2,174,705
Non-controlling interests		—	—

		2,259,198	2,174,705

Total comprehensive income for the year attributable to:
Shareholder of the Parent Company		2,186,979	2,357,936
Non-controlling interests		—	—

		2,186,979	2,357,936

[1]

The consolidated statements of comprehensive income for the year ended December 31, 2018 are prepared applying Korean IFRS 1109, and the comparative consolidated statements of comprehensive income for the year ended December 31, 2017 have not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

		Attributable to the shareholder of the Parent Company
(In millions of Korean won)	Notes	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Non-controlling interests	Total Equity
Balance at January 1, 2017		2,021,896	5,219,704	494,863	15,588,539	—	23,325,002

Comprehensive income for the year
Profit for the year		—	—	—	2,174,705	—	2,174,705
Remeasurements of net defined benefit liabilities		—	—	14,177	—	—	14,177
Currency translation adjustments		—	—	(67,106)	—	—	(67,106)
Gains on valuation of financial investments		—	—	110,188	—	—	110,188
Share of other comprehensive income of associates		—	—	91,839	—	—	91,839
Gains on hedging instruments of a net investment in a foreign operation		—	—	26,719	—	—	26,719
Gains on cash flow hedging instruments		—	—	7,414	—	—	7,414

Total comprehensive income for the year		—	—	183,231	2,174,705	—	2,357,936

Transactions with the shareholder
Dividends		—	—	—	(359,493)	—	(359,493)
Changes in ownership of subsidiaries		—	(11)	—	—	—	(11)

Total transactions with the shareholder		—	(11)	—	(359,493)	—	(359,504)

Balance at December 31, 2017		2,021,896	5,219,693	678,094	17,403,751	—	25,323,434

Balance at January 1, 2018		2,021,896	5,219,693	678,094	17,403,751	—	25,323,434

The effect of changes in accounting policies	42	—	—	(490,091)	274,943	—	(215,148)
Balance after reflecting the change of accounting policies		2,021,896	5,219,693	188,003	17,678,694	—	25,108,286
Comprehensive income for the year
Profit for the year		—	—	—	2,259,198	—	2,259,198
Remeasurements of net defined benefit liabilities		—	—	(95,796)	—	—	(95,796)
Net gains on equity instruments at fair value through other comprehensive income		—	—	(36,013)	13,638	—	(22,375)
Currency translation adjustments		—	—	27,383	—	—	27,383
Net gains on debt instruments at fair value through other comprehensive income		—	—	57,188	—	—	57,188
Share of other comprehensive loss of associates		—	—	(3,383)	—	—	(3,383)
Losses on hedging instruments of net investments in foreign operations		—	—	(25,386)	—	—	(25,386)
Gains on cash flow hedging instruments		—	—	3,788	—	—	3,788

Total comprehensive income for the year		—	—	(72,219)	2,272,836	—	2,200,617

Transactions with the shareholder
Dividends		—	—	—	(640,132)	—	(640,132)
Changes in ownership of subsidiaries		—	(905)	—	—	—	(905)

Total transactions with the shareholder		—	(905)	—	(640,132)	—	(641,037)

Balance at December 31, 2018		2,021,896	5,218,788	115,784	19,311,398	—	26,667,866

1

The consolidated statement of changes in equity for the year ended December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative consolidated statement of changes in equity for the year ended December 31, 2017 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Notes	2018[1]	2017
Cash flows from operating activities
Profit for the year		2,259,198	2,174,705

Adjustment for non-cash items
Net losses on financial assets/liabilities at fair value through profit or loss (Under Korean IFRS 1039)		—	39,455
Net gains on financial assets/liabilities at fair value through profit or loss		(56,385)	—
Net losses (gains) on derivative financial investments for hedging purposes		41,522	(17,327)
Adjustment of fair value of derivative financial instruments		410	(1,000)
Provision for credit losses		93,916	115,166
Net losses (gains) on financial investments		(88,079)	69,390
Share of profit of associates and subsidiaries		(49,698)	(37,570)
Depreciation and amortization expense		246,488	236,436
Other net losses (gains) on property and equipment/intangible assets		(139,092)	15,258
Share-based payment		4,051	33,148
Post-employment benefits		140,877	147,470
Net interest expense		250,854	274,832
Gains on foreign currency translation		(9,004)	(301,414)
Other expense		16,356	47,666

		452,216	621,510

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss (Under Korean IFRS 1039)		—	(623,731)
Financial assets at fair value through profit or loss		(2,983,784)	—
Derivative financial instrument		(9,867)	(2,785)
Loans at amortized cost		(25,553,376)	(16,964,006)
Current income tax assets		(1,416)	8,728
Deferred income tax assets		(649)	44,807
Other assets		1,622,046	(2,439,559)
Financial liabilities at fair value through profit or loss (Under Korean IFRS 1039)		—	953
Financial liabilities at fair value through profit or loss		10,419	—
Deposits		19,633,557	17,722,080
Deferred income tax liabilities		56,200	83,671
Other liabilities		975,835	(1,360,225)

		(6,251,035)	(3,530,067)

Net cash outflow from operating activities		(3,539,621)	(733,852)

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		(14,918)	(23,490)
Disposal of financial assets at fair value through profit or loss		8,303,648	—
Acquisition of financial assets at fair value through profit or loss		(6,220,238)	—
Disposal of financial investments		53,180,839	33,006,057
Acquisition of financial investments		(57,553,020)	(38,243,965)
Disposal of investments in associates		44,865	87,443
Acquisition of investments in associates		(159,320)	(23,540)
Disposal of property and equipment		1,724	(58)
Acquisition of property and equipment		(333,949)	(218,080)
Acquisition of investment property		(179)	(262)
Disposal of investment property		139,639	—
Disposal of intangible assets		1,425	487
Acquisition of intangible assets		(53,057)	(51,398)
Net cash flows from changes in ownership of subsidiaries		14,280	158,858
Others		301,012	210,834

Net cash outflow from investing activities		(2,347,249)	(5,097,114)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		(17,698)	5,804
Net increase in debts		1,517,015	746,719
Increase in debentures		14,209,940	13,594,668
Decrease in debentures		(10,414,512)	(9,026,842)
Payment of dividends		(640,132)	(359,493)
Net increase(decrease) in other payables from trust accounts		267,076	587,523
Others		(220,618)	215,662

Net cash inflow from financing activities		4,701,071	5,764,041

Exchange gains (losses) on cash and cash equivalents		(35,660)	(193,279)

Net decrease in cash and cash equivalents		(1,221,459)	(260,204)
Cash and cash equivalents at the beginning of the year	36	6,077,954	6,338,158

Cash and cash equivalents at the end of the year	36	4,856,495	6,077,954

1

The consolidated statement of cash flows for the year ended December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative consolidated statement of cash flows for the year ended December 31, 2017 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. The Bank

Kookmin Bank (the “Bank” or the “Parent Company”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As at December 31, 2018, the Bank’s paid-in capital is ~~W~~2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As at December 31, 2018, the Bank operates 1,057 domestic branches and offices, and six overseas branches (excluding four subsidiaries and three offices).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Bank and its subsidiaries (collectively the “Group”) have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group newly applied the following amended and enacted standards and interpretations from January 1, 2018, and these applications do not have any material impact on the consolidated financial statements, except for the adoption of Korean IFRS 1109 Financial Instruments.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund and similar entities, the entity may elect to measure that investment at fair value through profit or loss. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture.

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples.

•	Amendments to Korean IFRS 1102 Share-based Payment

The amendments clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled and also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Amendments to Korean IFRS 1109 Financial Instruments

The Group adopted Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transitional provisions of Korean IFRS 1109, comparative periods have not been restated. The Group recognized the difference between the previous carrying amount and the carrying amount at the date of initial application in equity as at January 1, 2018.

For the detail impacts of the adoption of Korean IFRS 1109, see Note 42.

•	Enactment of Korean IFRS 1115 Revenue from Contracts with Customers

The Group has adopted Korean IFRS 1115, Revenue from Contracts with Customers from January 1, 2018. The new standard for revenue recognition replaced Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of Assets from Customers.

The Group has changed the following accounting policy for the period beginning on January 1, 2018.

•	Presentation of interest income arising from financial assets at fair value through profit or loss

The Group previously recognized interest income arising from financial assets at fair value through profit or loss (under Korean IFRS 1039) as net gains (losses) of financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039) in the statement of comprehensive income. From January 1, 2018, the Group changed the accounting policy and corresponding interest income is presented as a part of interest income in the statement of comprehensive income. The Group believes the change in accounting policy provides more relevant information. The statements of comprehensive income for the year ended December 31, 2017 have been restated by adjusting classification of interest income.

This change in accounting policy does not have any impact on the statements of financial position as at December 31, 2018 and 2017 and profit for the years ended December 31, 2018 and 2017. The impacts on the statements of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018	2017
Increase in interest income	222,305	170,469
Decrease in net gains on financial instruments at fair value through profit or loss (under Korean IFRS 1109)	(222,305)	—
Decrease in net gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	(170,469)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Certain new accounting standards and interpretations that have been published but are not mandatory for the reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Group may not need to reassess all contracts with applying the practical expedient that can be applied to contracts entered before the date of initial application. On the basis of the date of initial application, the Group will assess whether the contract is , or contains, a lease.

For a contract that is, or contains, a lease, the Group shall account for each lease component within the contract as a lease separately from non-lease components of the contract. In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. For the all (or partial) contracts that are, or contain, a lease, the Group plans to apply the practical expedient to account for each lease component and any associated non-lease components as a single lease component.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). The Group plans to apply the recognition exemption for the short-term contracts of leasing realty for training purposes (a lease term of 12 months or less at the commencement date) and leases for which the underlying asset is of low value (e.g. underlying assets below \5,000,000 or $5,000). For sale and leaseback transactions, an entity (the seller-lessee) shall apply the requirements for determining when a performance obligation is satisfied in Korean IFRS 1115 Revenue from Contracts with Customers to determine whether the transfer of an asset is accounted for as a sale of that asset. The entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

The accounting treatment as a lessor did not change significantly from the one under Korean IFRS 1017 Leases. The Group expects the effect on the financial statements applying the new standard will not be significant as accounting for the Group, as a lessor, will not significantly change.

A lessee shall apply this standard to its leases either (a) retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or (b) with the cumulative effect of initially applying the standard being recognized at the date of initial application.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group plans to apply Korean IFRS 1116 retrospectively with the cumulative effect of initially applying the standard and as such will not restate any comparative information.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The assessment was performed based on available information as at December 31, 2018 to identify effects on 2019 financial statements.

The total minimum lease payment expected to be paid by the Group in relation to operating leases before discounted to their present value is \ 344,297 million. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to \ 330,644 million. Based on the impact assessment, the Group expects the underlying leased asset and a lease liability as at December 31, 2018 to be increased by \ 363,869 million and \ 330,644 million, respectively. The difference between the right-of-use asset and the lease liability is arising from the adjustments made at the right-of-use asset for the lease contracts entered before the date of the adoption of this standard.

The impact assessment may change due to additional information that the Group may obtain after the assessment.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after 1 January 2019.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendments clarify that an entity shall apply Korean IFRS 1109 to other interests in an associate or joint venture to which the equity method is not applied. In addition, the entity shall apply the impairment requirements in Korean IFRS 1109 first to its other long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

(a) Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

(b) Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the join operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

(c) Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

(d) Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax Law for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax law is effective for three years from 2018 and measurement of current and deferred income tax is affected. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on financial assets at amortized cost and fair value through other comprehensive income through impairment test and recognizes provisions for acceptances and guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for the estimation of expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, acceptances and guarantees, and unused loan commitments.

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions(Note 23).

2.4.5 Estimated Impairment of Goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.(Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. The items related to financial instruments on the financial statements are accounted for applying Koreans IFRS 1109 for the current period, and Korean IFRS 1039 for the comparative prior period, respectively.

Comparative financial statements are not restated retrospectively and the described accounting policies on financial instruments are applied for the financial statements for the current period. Except for the changes in accounting policies related to financial instruments, these policies have been consistently applied to all periods presented.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statement of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.1.3 Structured Entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and Funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group Transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in the separate component of equity, is reclassified from other comprehensive income to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the Group’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instruments at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts from written-off financial assets are recognized in profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.

3.3.4 Offsetting

Financial assets and financial liabilities are offset and the net amount are presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial Assets at Fair Value through Other Comprehensive Income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding or;

•

Equity instruments that are not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income using effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

Upon disposal of financial assets at fair value through other comprehensive income, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not reclassified to profit or loss at disposal.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Fair value differences resulting from exchange differences on the amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial Assets at Amortized Cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

These financial assets are subsequently carried at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

The carrying amount of financial assets at amortized cost is presented by deducting allowance for doubtful accounts, and the measurement method is described in Note 3.6.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income with the exception of financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets not subject to the below approach and unused loan commitments on off-balance sheet

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. After initial recognition, loss allowances for the assets without significant increase in credit risk are measured at the amount of 12 month expected credit losses, whereas the loss allowances for the assets with significant increase in credit risk are measured at the amount of lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Group determines whether the credit risk has increased significantly using the following information, and if one or more of the following items are met, it is deemed as significant increase in credit risk. Information of more than 30 days overdue is applied to all subsidiaries, and other information is applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly using the same following information.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information on Korea Federation of Banks, and etc.

If one or more of the following items are met, it is generally deemed as credit-impaired:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Refinancing or

•	Debt restructuring, and etc.

3.6.1 Forward-looking Information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly and it measures the expected credit losses.

The Group assumes the risk components have a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for expected credit losses. The Group has derived a correlation between the time series data of more than 8 years and the key macroeconomic variables, and calculates the expected credit losses by reflecting the results of the correlation on the risk component. The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Housing transaction price index	(-)
Consumer price index	(+ )
Unemployment rate	(+ )

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of Bank for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under KB Financial Group with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation.

3.6.2 Measuring Expected Credit Losses on Financial Assets at Amortized Cost

The expected credit losses on financial assets at amortized cost are measured as the difference between the asset’s contractual terms of cash flow and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of impairment is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such methodology applies factors such as type of collateral, product and borrowers, credit rating, portfolio size, recovery period, probability of default estimated for each group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating expected credit loss and to determine factors on the basis of historical loss experience and forward-looking information. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between estimated and actual losses.

Lifetime expected credit loss is measured by applying Probability of Default (“PD”) and adjusted Loss Given Default (“LGD”) reflecting the changes in carrying amount to the carrying amount as at the end of the reporting period deducted by expected repayment of principals.

3.6.3 Measuring Expected Credit Losses on Financial Assets at Fair Value through Other Comprehensive Income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost. However, the loss allowance shall be recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge). The Group designates part of derivatives and non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

See Note 9 for changes in fair value of the hedging instruments and changes in other comprehensive income related to derivatives held for cash flow hedging.

The Group applies hedge accounting for risk management activities aligned with the requirements and qualifying criteria for hedge accounting of Korean IFRS 1109.

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives and non-derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expense). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income and expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.7.4 Hedge of Net Investment

If derivatives and non-derivatives qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in net other operating income (expense). The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk Management Strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currencies risk arises from net investment in a foreign operation, whose functional currencies differ from the Group’s functional currency.

While the Group entirely hedges the interest rate risk, the Group hedges the foreign currencies risk only the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction because of the same risk, which is the hedged risk. The Group designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) are designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between both. Even if the volatility of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference calculating in set-up dates creates a hedge ineffectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.7.6 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, 1) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and, 3) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day One Gain and Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line	1 ~ 10 years

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized, because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.11 Leases

3.11.1 Finance Lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating Lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

The Group recognizes financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.15.1 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Group records transaction using memorandum value when it borrows securities from Korea Securities Depository and others. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount is recognized as profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.15.2 Other Financial Liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, debts, debentures and others. Upon of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

In case an asset is sold under repurchase agreement, the Group does not derecognize the asset while the amount sold is accounted for as financial liabilities.

The Group derecognizes a financial liability from the consolidated statement of financial position only when the obligation specified in the contract is discharged, cancelled or expired.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

When an onerous contract is occurred, the present obligation under the contract is recognized and measured as provisions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	Provisions measured in accordance with Korean IFRS 1109 Financial Instruments and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

3.18 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.19.1 Interest Income and Expense

Interest income and expense from debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, other debt securities and derivative-linked securities), loans, financial instruments at amortized cost and debt securities at fair value through other comprehensive income, are recognized in statement of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income earned from debt instruments at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.19.2 Fee and Commission Income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees related to performance obligations in the contract satisfied over time

As control over related goods and services of fees and commission income of performance obligation contracts transfer over time, commission income is recognized over the period of performance obligations. Fees and commission income, including asset management fees and commission fees are recognized as the related services are rendered.

Fees earned at a point in time

Fees earned at a point in time are recognized when a customer obtains controls of a promised asset and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.19.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (including changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss, excluding interest income calculated by the effective interest rate

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the criteria for hedge accounting

3.19.4 Dividend Income

Dividend income is recognized as profit or loss when the right to receive payment is established. Dividend income is recognized as relevant profit or loss on the statement of comprehensive income depending on the classification of equity securities.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.20.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits(other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability(accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based Payment

The Group has share grant and mileage stock programs to directors and employees of the Group. The Group has a choice of whether to settle share grant in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement, while the Group shall settle the mileage stock in cash based on the stock price.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Group accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination. Income tax expense for the period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.21.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation processed by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, interest and penalties related to income taxes are recognized in accordance with Korean IFRS 1037 as its economic substances.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other risk types, and the preemptive response to risk due to rapid changes in the financial environment to support The Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as The Group’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Group’s risk management.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole. The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management group that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s credit group, customer service group and SME/SOHO group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments excluding equity securities to credit risk without consideration of collateral values as at December 31, 2018 are as follows:

(In millions of Korean won)	2018
Financial assets
Due from financial institutions [1]	11,831,688
Financial assets at fair value through profit or loss
Securities	11,883,025
Loans	212,596
Financial instruments indexed to gold	78,808
Derivatives	1,613,970
Loans at amortized cost [1]	276,944,202
Financial investments
Securities at fair value through other comprehensive income	27,682,463
Securities at amortized cost [1]	12,792,526
Loans at fair value through other comprehensive income	349,547
Other financial assets [1]	4,199,197

347,588,022

Off-balance sheet items [2]
Acceptances and guarantees contracts	7,277,136
Financial guarantee contracts	3,135,589
Commitments	81,278,583

91,691,308

439,279,330

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1 Due from financial institutions, loans at amortized cost, securities at amortized cost and other financial assets are presented net of allowance.

2 For details of relevant provisions, see Note 22.

The Group’s maximum exposures of financial instruments excluding equity securities and beneficiary certificates, to credit risk without consideration of collateral values as at December 31, 2017 are as follows:

(In millions of Korean won)	2017
Financial assets
Due from financial institutions	13,048,893
Financial assets at fair value through profit or loss (under Korean IFRS 1039)
Financial assets held for trading [1]	7,974,469
Financial assets designated at fair value through profit or loss	95,357
Derivatives	2,607,659
Loans [2]	251,710,605
Financial investments
Available-for-sale financial assets	27,605,761
Held-to-maturity financial assets	8,737,150
Other financial assets [2]	6,341,463

318,121,357

Off-balance sheet items
Acceptances and guarantees contracts	6,977,468
Financial guarantee contracts	2,968,354
Commitments	50,851,024

60,796,846

378,918,203

1The amounts of ~~W~~73,856 million as at December 31, 2017, related to financial instruments indexed to the price of gold are included.

2 Loans and other financial assets are presented net of allowance for loan losses.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses on loans classified as financial assets measured at amortized cost, and by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income on the financial statements.

Credit risk exposure

Loans as at December 31, 2018, are classified as follows:

(In millions of Korean won)		2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non- impaired	Impaired
Financial assets at amortized cost
Corporate
Grade 1	69,619,761	1,451,514	1,573	—	—	71,072,848
Grade 2	54,119,274	4,073,167	1,610	—	—	58,194,051
Grade 3	2,698,199	1,691,008	6,566	—	—	4,395,773
Grade 4	395,707	903,215	40,043	—	—	1,338,965
Grade 5	26,019	342,477	935,447	—	—	1,303,943

	126,858,960	8,461,381	985,239	—	—	136,305,580

Retail
Grade 1	124,212,610	4,387,477	8,836	—	—	128,608,923
Grade 2	4,171,518	7,058,259	6,218	—	—	11,235,995
Grade 3	140,074	881,415	4,158	—	—	1,025,647
Grade 4	478,701	154,535	5,103	—	—	638,339
Grade 5	8,478	296,087	379,555	—	—	684,120

	129,011,381	12,777,773	403,870	—	—	142,193,024

	255,870,341	21,239,154	1,389,109	—	—	278,498,604

Financial assets at fair value through other comprehensive income
Corporate
Grade 1	149,226	25,731	—	—	—	174,957
Grade 2	128,712	45,878	—	—	—	174,590
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	277,938	71,609	—	—	—	349,547

Retail
Grade 1	—	—	—	—	—	—
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	—	—

	277,938	71,609	—	—	—	349,547

	256,148,279	21,310,763	1,389,109	—	—	278,848,151

1 Before netting of allowance.

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Loans as at December 31, 2017, are classified as follows:

(In millions of Korean won)

	2017
Loans	Retail		Corporate		Total
	Amount	%	Amount	%	Amount	%
Neither past due nor impaired	129,231,082	99.04	121,257,211	98.88	250,488,293	98.96
Past due but not impaired	865,485	0.66	198,270	0.16	1,063,755	0.42
Impaired	389,552	0.30	1,182,726	0.96	1,572,278	0.62

	130,486,119	100.00	122,638,207	100.00	253,124,326	100.00

Allowances	(318,533)	0.24	(1,095,188)	0.89	(1,413,721)	0.56

Carrying amount	130,167,586		121,543,019		251,710,605

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Credit qualities of loans that are neither past due nor impaired as at December 31, 2017 are as follows:

(In millions of Korean won)

	2017
	Retail	Corporate	Total
Grade 1	115,311,505	62,287,457	177,598,962
Grade 2	12,537,698	52,057,018	64,594,716
Grade 3	804,042	5,341,955	6,145,997
Grade 4	398,177	1,253,960	1,652,137
Grade 5	179,660	316,821	496,481

	129,231,082	121,257,211	250,488,293

Credit qualities of loans graded according to internal credit ratings as at December 31, 2017 are as follows:

	Retail	Corporate
Grade 1	1 ~ 5 grade	AAA ~ BBB+
Grade 2	6 ~ 8 grade	BBB ~ BB
Grade 3	9 ~ 10 grade	BB- ~ B
Grade 4	11 grade	B- ~ CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired as at December 31, 2017 are as follows:

(In millions of Korean won)

	2017
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	Total
Retail	736,264	87,901	41,320	865,485
Corporate	154,706	26,654	16,910	198,270

	890,970	114,555	58,230	1,063,755

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Impaired loans as at December 31, 2017 are as follows:

(In millions of Korean won)

	2017
	Retail	Corporate	Total
Loans	389,552	1,182,726	1,572,278
Allowances	(126,691)	(771,131)	(897,822)
Individual	—	(684,377)	(684,377)
Collective	(126,691)	(86,754)	(213,445)

	262,861	411,595	674,456

Credit risk mitigation by collateral

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2018 is as follows:

(In millions of Korean won)

	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	60,020,814	5,864,526	146,818	—	—	66,032,158
Deposits and savings	1,372,286	76,960	5,265	—	—	1,454,511
Property and equipment	2,540,384	97,807	2,461	—	—	2,640,652
Real estate	145,155,068	12,512,423	388,109	—	—	158,055,600

	209,088,552	18,551,716	542,653	—	—	228,182,921

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2017, is as follows:

(In millions of Korean won)

	2017
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantees	17,257	107,610	198,379	57,399,810	57,723,056
Deposits and savings	10,501	5,375	23,126	1,576,897	1,615,899
Property and equipment	125	456	43	2,091,917	2,092,541
Real estate	96,010	271,937	638,044	145,583,507	146,589,498

	123,893	385,378	859,592	206,652,131	208,020,994

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.2.5 Credit Quality of Securities

The credit quality of financial investments excluding equity securities that are exposed to credit risk as at December 31, 2018, are as follows:

	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non- impaired	Impaired
Securities at amortized cost
Grade 1	12,769,605	—	—	—	—	12,769,605
Grade 2	9,569	—	—	—	—	9,569
Grade 3	14,649	—	—	—	—	14,649
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	12,793,823	—	—	—	—	12,793,823

Securities at fair value through other comprehensive income
Grade 1	27,120,098	—	—	—	—	27,120,098
Grade 2	559,855	—	—	—	—	559,855
Grade 3	—	—	—	—	—	—
Grade 4	2,510	—	—	—	—	2,510
Grade 5	—	—	—	—	—	—

	27,682,463	—	—	—	—	27,682,463

	40,476,286	—	—	—	—	40,476,286

[1]	Before netting of allowance.

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as at December 31, 2018, are as follows:

	Domestic			Foreign
Credit quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial assets at fair value through profit or loss and financial investments, excluding equity securities and beneficiary certificates, that are exposed to credit risk as at December 31, 2017 are as follows:

(In millions of Korean won)	2017
Securities that are neither past due nor impaired	44,338,881
Impaired securities	—

44,338,881

The credit quality of securities, excluding equity securities and beneficiary certificates, that are neither past due nor impaired as at December 31, 2017, is as follows:

	2017
(In millions of Korean won)	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Financial assets held for trading	6,525,798	1,304,926	44,157	25,732	—	7,900,613
Financial assets designated at fair value through profit or loss	95,357	—	—	—	—	95,357
Available-for-sale financial assets	27,433,166	144,312	25,762	2,521	—	27,605,761
Held-to-maturity financial assets	8,737,150	—	—	—	—	8,737,150

	42,791,471	1,449,238	69,919	28,253	—	44,338,881

The credit qualities of securities, excluding equity securities and beneficiary certificates, according to the credit ratings by external rating agencies as at December 31, 2017, are as follows:

	Domestic			Foreign
Credit quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.2.6 Credit Risk of Due from Financial Institutions

The credit quality of due from financial institutions as at December 31, 2018, is classified as follows:

	2018
(In millions of Korean won)	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions at amortized cost
Grade 1	11,035,800	—	—	—	11,035,800
Grade 2	167,900	—	—	—	167,900
Grade 3	608,314	—	—	—	608,314
Grade 4	19,531	—	—	—	19,531
Grade 5	1,691	—	—	—	1,691

	11,833,236	—	—	—	11,833,236

[1]	Before netting of allowance.

The classification criteria of the credit quality for due from financial institutions are the same as the criteria for securities (excluding equity securities).

4.2.7 Credit Risk Mitigation of Derivative Financial Instruments

The quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as at December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018	2017
Deposits and savings, securities and others	381,959	1,198,373

4.2.8 Credit Risk Concentration Analysis

Details of the Group’s loans by country as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Retail	Corporate[1]	Total	%	Allowances	Carrying amount
Korea	142,003,442	132,576,712	274,580,154	98.40	(1,524,099)	273,056,055
China	—	2,278,545	2,278,545	0.82	(20,586)	2,257,959
Japan	106	333,918	334,024	0.12	(1,865)	332,159
United States	—	892,958	892,958	0.32	(5,165)	887,793
Europe	—	348,336	348,336	0.12	(498)	347,838
Others	189,476	437,254	626,730	0.22	(2,189)	624,541

	142,193,024	136,867,723	279,060,747	100.00	(1,554,402)	277,506,345

[1]	Expected credit loss of loans at fair value through other comprehensive income is ~~W~~ 1,307 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Retail	Corporate	Total	%	Allowances	Carrying amount
Korea	130,390,627	119,273,608	249,664,235	98.63	(1,369,907)	248,294,328
China	—	1,867,380	1,867,380	0.74	(30,720)	1,836,660
Japan	539	127,009	127,548	0.05	(6,268)	121,280
United States	—	866,867	866,867	0.34	(1,599)	865,268
Europe	—	192,980	192,980	0.08	(2,326)	190,654
Others	94,953	310,363	405,316	0.16	(2,901)	402,415

	130,486,119	122,638,207	253,124,326	100.00	(1,413,721)	251,710,605

Details of the Group’s corporate loans by industry as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Financial institutions	11,118,159	8.12	(5,798)	11,112,361
Manufacturing	42,063,832	30.73	(448,644)	41,615,188
Service	59,278,536	43.31	(249,776)	59,028,760
Wholesale and retail	16,284,464	11.90	(93,091)	16,191,373
Construction	2,640,614	1.93	(283,768)	2,356,846
Public	821,317	0.60	(3,286)	818,031
Others	4,660,801	3.41	(24,512)	4,636,289

	136,867,723	100.00	(1,108,875)	135,758,848

	2017
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Financial institutions	9,041,823	7.38	(6,265)	9,035,558
Manufacturing	39,127,515	31.90	(434,349)	38,693,166
Service	52,794,807	43.05	(281,847)	52,512,960
Wholesale and retail	14,620,777	11.92	(85,972)	14,534,805
Construction	2,538,256	2.07	(269,185)	2,269,071
Public	834,687	0.68	(2,911)	831,776
Others	3,680,342	3.00	(14,659)	3,665,683

	122,638,207	100.00	(1,095,188)	121,543,019

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of the Group’s retail loans by type as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	70,178,328	49.35	(28,940)	70,149,388
General purpose	72,014,696	50.65	(416,587)	71,598,109

	142,193,024	100.00	(445,527)	141,747,497

	2017
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	62,319,992	47.76	(14,914)	62,305,078
General purpose	68,166,127	52.24	(303,619)	67,862,508

	130,486,119	100.00	(318,533)	130,167,586

Details of the Group’s mortgage loans1 as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Group1	6,671,012	7.11	(3,296)	6,667,716
Group2	18,911,235	20.16	(8,322)	18,902,913
Group3	35,580,948	37.94	(8,753)	35,572,195
Group4	32,256,160	34.39	(12,338)	32,243,822
Group5	356,892	0.38	(737)	356,155
Group6	16,776	0.02	(35)	16,741

	93,793,023	100.00	(33,481)	93,759,542

[1]	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

[1]	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Credit risk by industry of due from financial institutions, securities and derivative financial instruments

Details of the Group’s credit risk concentration of due from financial institutions, securities excluding equity securities and derivative financial instruments as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Finance and insurance	11,833,236	100.00	(1,548)	11,831,688

	11,833,236	100.00	(1,548)	11,831,688

Securities at fair value through profit or loss[1]
Government and government funded institutions	2,755,250	23.19	—	2,755,250
Finance and insurance	7,523,708	63.31	—	7,523,708
Others	1,604,067	13.50	—	1,604,067

	11,883,025	100.00	—	11,883,025

Derivatives
Government and government funded institutions	39,290	2.43	—	39,290
Finance and insurance	1,485,912	92.07	—	1,485,912
Others	88,768	5.50	—	88,768

	1,613,970	100.00	—	1,613,970

Securities at fair value through other comprehensive income[2]
Government and government funded institutions	7,844,258	28.34	—	7,844,258
Finance and insurance	17,770,112	64.19	—	17,770,112
Others	2,068,093	7.47	—	2,068,093

	27,682,463	100.00	—	27,682,463

Securities at amortized cost
Government and government funded institutions	1,937,657	15.15	(4)	1,937,653
Finance and insurance	10,826,102	84.62	(1,287)	10,824,815
Others	30,064	0.23	(6)	30,058

	12,793,823	100.00	(1,297)	12,792,526

	65,806,517		(2,845)	65,803,672

[1]	Collective investment securities included in securities at fair value through profit or loss are classified as finance and insurance.
[2]	Expected credit loss of securities at fair value through other comprehensive income is ~~W~~ 1,348 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of the Group’s credit risk of securities, excluding equity securities and beneficiary certificates, and derivative financial instruments by industry as at December 31, 2017, are as follows:

	2017
(In millions of Korean won)	Amount	%
Financial assets held for trading
Government and government funded institutions	2,408,760	30.49
Finance and Insurance	3,876,344	49.06
Others	1,615,509	20.45

	7,900,613	100.00

Financial assets designated at fair value through profit or loss
Finance and Insurance	95,357	100.00

	95,357	100.00

Derivative financial assets
Government and government funded institutions	12,099	0.47
Finance and Insurance	2,464,286	94.50
Others	131,274	5.03

	2,607,659	100.00

Available-for-sale financial assets
Government and government funded institutions	8,188,744	29.67
Finance and Insurance	18,044,307	65.36
Others	1,372,710	4.97

	27,605,761	100.00

Held-to-maturity financial assets
Government and government funded institutions	2,563,480	29.34
Finance and Insurance	6,073,478	69.51
Others	100,192	1.15

	8,737,150	100.00

	46,946,540

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of the Group’s credit risk of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Amount	%	Allowances	Carrying amount[1]
Due from financial institutions at amortized cost
Korea	9,478,190	80.10	—	9,478,190
United States	667,139	5.64	(6)	667,133
Others	1,687,907	14.26	(1,542)	1,686,365

	11,833,236	100.00	(1,548)	11,831,688

Securities at fair value through profit or loss
Korea	10,524,924	88.57	—	10,524,924
United States	726,271	6.11	—	726,271
Others	631,830	5.32	—	631,830

	11,883,025	100.00	—	11,883,025

Derivatives
Korea	752,028	46.59	—	752,028
United States	285,460	17.69	—	285,460
France	222,905	13.81	—	222,905
Others	353,577	21.91	—	353,577

	1,613,970	100.00	—	1,613,970

Securities at fair value through other comprehensive income[1]
Korea	26,139,297	94.43	—	26,139,297
United States	711,946	2.57	—	711,946
Others	831,220	3.00	—	831,220

	27,682,463	100.00	—	27,682,463

Securities at amortized cost
Korea	11,805,442	92.27	(945)	11,804,497
United States	155,417	1.21	(32)	155,385
United Kingdom	705,790	5.52	(247)	705,543
Others	127,174	1.00	(73)	127,101

	12,793,823	100.00	(1,297)	12,792,526

	65,806,517		(2,845)	65,803,672

[1]	Expected credit loss of securities at fair value through other comprehensive income is ~~W~~ 1,348 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of the Group’s credit risk of securities, excluding equity securities and beneficiary certificates, and derivative financial instruments by country as at December 31, 2017, are as follows:

	2017
(In millions of Korean won)	Amount	%
Financial assets held for trading
Korea	7,021,083	88.87
Others	879,530	11.13

	7,900,613	100.00

Financial assets designated at fair value through profit or loss
Korea	95,357	100.00

	95,357	100.00

Derivative financial assets
Korea	1,266,612	48.57
United States	303,283	11.63
United Kingdom	52,781	2.02
France	303,883	11.65
Others	681,100	26.13

	2,607,659	100.00

Available-for-sale financial assets
Korea	27,006,817	97.83
Others	598,944	2.17

	27,605,761	100.00

Held-to-maturity financial assets
Korea	7,647,772	87.53
Others	1,089,378	12.47

	8,737,150	100.00

	46,946,540

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets measured at fair value through profit or loss and derivatives are in the financial and insurance industries which have high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

The Group has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as at December 31, 2018 and 2017, is as follows:

	2018
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,727,159	339,350	178,406	458,164	—	—	5,703,079
Financial assets at fair value through profit or loss [2]	12,043,909	230	7,182	184,881	5,542	90,736	12,332,480
Derivatives held for trading [2]	1,533,650	—	—	—	—	—	1,533,650
Derivatives held for hedging [3]	—	2,289	1,364	16,251	20,025	40,830	80,759
Loans at amortized cost	—	18,705,807	27,929,002	107,831,857	71,668,732	95,363,933	321,499,331
Financial investments [4]	1,898,944	2,176,313	3,646,572	13,634,982	20,703,303	2,454,592	44,514,706
Financial assets at fair value through other comprehensive income	1,898,944	1,418,537	2,278,547	9,765,281	14,987,787	191,966	30,541,062
Securities at amortized cost	—	757,776	1,368,025	3,869,701	5,715,516	2,262,626	13,973,644
Other financial assets	285	2,449,979	520	1,020,442	—	—	3,471,226

	20,203,947	23,673,968	31,763,046	123,146,577	92,397,602	97,950,091	389,135,231

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	87,168	—	—	—	—	—	87,168
Derivatives held for trading [2]	1,553,858	—	—	—	—	—	1,553,858
Derivatives held for hedging [3]	—	4,091	(4,249)	(14,415)	15,660	31	1,118
Deposits [5]	123,264,494	16,840,316	27,895,787	94,902,004	11,164,154	2,780,594	276,847,349
Debts	872	2,683,213	3,317,577	6,830,511	4,348,308	669,151	17,849,632
Debentures	30,160	702,704	2,368,679	8,329,923	12,113,285	673,863	24,218,614
Other financial liabilities	—	10,451,177	2,206	76,647	60,145	—	10,590,175

	124,936,552	30,681,501	33,580,000	110,124,670	27,701,552	4,123,639	331,147,914

Off-balance sheet items
Commitments [6]	81,278,583	—	—	—	—	—	81,278,583
Payment guarantee agreement	7,277,136	—	—	—	—	—	7,277,136
Financial guarantee contracts [7]	3,135,590	—	—	—	—	—	3,135,590

	91,691,309	—	—	—	—	—	91,691,309

[1]	The amounts of ~~W~~ 9,203,969 million which are restricted amount due from the financial institutions as at December 31, 2018 are excluded.
[2]

Financial liabilities at fair value through profit or loss and derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	5,716,586	399,460	140,676	159,353	—	—	6,416,075
Financial assets held for trading [2]	8,313,373	—	—	—	—	—	8,313,373
Financial assets designated at fair value through profit or loss [2]	95,357	—	—	—	—	—	95,357
Derivatives held for trading [2]	2,509,930	—	—	—	—	—	2,509,930
Derivatives held for hedging [3]	—	21,489	2,722	2,647	(5,017)	52,698	74,539
Loans	—	14,978,083	26,503,526	96,536,587	62,850,146	89,830,481	290,698,823
Available-for-sale financial assets [4]	6,056,352	1,486,656	2,111,060	9,396,840	15,050,896	791,200	34,893,004
Held-to-maturity financial assets	—	584,825	388,928	2,608,727	4,343,586	1,986,169	9,912,235
Other financial assets	291	4,604,953	—	1,042,830	—	—	5,648,074

	22,691,889	22,075,466	29,146,912	109,746,984	82,239,611	92,660,548	358,561,410

Financial liabilities
Financial liabilities held for trading [2]	74,191	—	—	—	—	—	74,191
Derivatives held for trading [2]	2,558,786	—	—	—	—	—	2,558,786
Derivatives held for hedging [3]	—	4,176	(4,715)	(19,705)	(7,144)	244	(27,144)
Deposits [5]	124,342,154	12,319,041	23,092,872	82,158,996	11,320,759	2,801,348	256,035,170
Debts	936	3,843,258	1,871,117	5,325,664	4,462,359	573,088	16,076,422
Debentures	40,655	540,471	1,218,396	5,425,995	11,524,310	1,536,151	20,285,978
Other financial liabilities	—	10,055,251	774	74,577	6,794	218,097	10,355,493

	127,016,722	26,762,197	26,178,444	92,965,527	27,307,078	5,128,928	305,358,896

Off-balance sheet items
Commitments [6]	50,851,024	—	—	—	—	—	50,851,024
Financial guarantee contracts [7]	2,968,354	—	—	—	—	—	2,968,354

	53,819,378	—	—	—	—	—	53,819,378

[1]	The amounts of ~~W~~ 9,240,008 million which are restricted amount due from the financial institutions as at December 31, 2017 are excluded.
[2]

Financial assets held for trading, financial assets designated at fair value through profit or loss, financial liabilities held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts, are included in the cash flows of the host contracts.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The remaining contractual cash flows of derivatives held for cash flow hedging as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	251	2,548	4,871	11,642	—	19,312
Cash flow to be paid of net settlement derivatives	197	129	493	79	—	898

	2017
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	2	198	488	104	—	792
Cash flow to be paid of net settlement derivatives	94	536	1,444	5,852	—	7,926

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Group now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Group compares both the actual and hypothetical profit or loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

The units that analyze total VaR can be categorized as follows: ① by product: interest rate products (debt securities in Korean won and foreign currencies, etc.), foreign currency products (spots, futures, and CRS, etc.), equity securities (equities, ELS, etc.), ② by risk factors: interest rates (government bond interest rate in Korean won and foreign currencies, corporate bond interest rate, etc.), exchange rates (USD/KRW, USD/JPY, etc.), and stock market indexes (KOSPI, S&P 500, etc.); the Group previously assesses VaR by product considering timeliness and efficiency.

However, as the amount of investment property in foreign currencies increases, products evaluated as multiple risk factors (i.e. for foreign currency bonds, ① by product: interest rate product ② by risk factor: interest rate and foreign exchange rate) had a tendency that dispersion effect is excessive due to not reflecting the actual hedge position by products in detail; to prevent which, the Group has decided to use VaR by risk factor from 2018.

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period as at December 31, 2018 and 2017, are as follows:

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2018
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	12,513	6,044	18,684	7,074
Stock price risk	2,995	1,253	4,831	3,348
Foreign exchange rate risk	9,443	5,033	16,453	16,453
Deduction of diversification effect				(11,939)

Total VaR	16,221	11,653	23,078	14,936

	2017
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	22,682	14,313	42,155	23,758
Stock price risk	1,002	757	1,345	1,255
Foreign exchange rate risk	32,709	12,405	44,322	24,315
Deduction of diversification effect				(29,727)

Total VaR	23,312	16,498	30,247	19,601

The required equity capital using the standard method related to the positions which are not measured by VaR as at December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018	2017
Interest rate risk	112,153	98,235
Stock price risk	19,756	1,646
Foreign exchange rate risk	1,339	810

	133,248	100,691

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolios in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.4.4 Non-trading Position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.90% confidence level. The measurement results of risk as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Interest Rate VaR	168,282	350,178

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,374,423	307,580	188,508	24,536	1,088,299	362,727	3,346,073
Financial assets at fair value through profit or loss	1,756,048	44,175	69,728	—	—	17,773	1,887,724
Derivatives held for trading	98,101	—	—	—	4,643	—	102,744
Derivatives held for hedging	32,996	—	—	—	—	—	32,996
Loans at amortized cost	12,155,429	333,848	571,077	5,993	990,705	396,228	14,453,280
Financial assets at fair value through other comprehensive income	2,999,581	36,538	5,134	—	125,571	3,699	3,170,523
Financial assets at amortized cost	949,227	—	—	—	38,802	—	988,029
Other financial assets	942,708	297,430	17,184	21,447	251,725	24,149	1,554,643

	20,308,513	1,019,571	851,631	51,976	2,499,745	804,576	25,536,012

Financial liabilities
Derivatives held for trading	103,451	14	42	—	4,062	—	107,569
Derivatives held for hedging	88,367	—	—	—	—	—	88,367
Deposits	8,948,057	616,551	491,628	48,264	1,263,562	450,340	11,818,402
Debts	8,984,548	90,778	184,173	—	11,393	24,057	9,294,949
Debentures	3,960,312	—	31,979	—	—	42,240	4,034,531
Other financial liabilities	898,222	103,395	130,282	3,566	265,080	41,853	1,442,398

	22,982,957	810,738	838,104	51,830	1,544,097	558,490	26,786,216

Off-balance sheet items	13,573,398	32,619	1,262	—	270,018	7,552	13,884,849

	2017
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,509,387	250,933	131,100	19,779	815,014	236,570	2,962,783
Financial assets held for trading	1,044,336	83,716	81,394	8,922	—	18,145	1,236,513
Derivatives held for trading	78,769	441	52	—	96	202	79,560
Derivatives held for hedging	29,489	—	—	—	—	—	29,489
Loans	10,605,408	228,747	1,503,493	9,548	795,302	220,859	13,363,357
Available-for-sale financial assets	2,189,461	76,185	38,936	—	38,606	20,666	2,363,854
Held-to-maturity financial assets	1,084,474	—	—	—	4,905	—	1,089,379
Other financial assets	1,509,793	452,446	406,009	13,101	199,422	201,173	2,781,944

	18,051,117	1,092,468	2,160,984	51,350	1,853,345	697,615	23,906,879

Financial liabilities
Derivatives held for trading	56,598	—	35	—	3,563	—	60,196
Derivatives held for hedging	49,962	—	—	—	—	—	49,962
Deposits	8,343,862	757,704	437,881	39,990	1,096,430	573,326	11,249,193
Debts	7,130,892	44,885	77,604	737	—	10,483	7,264,601
Debentures	2,940,251	—	—	—	—	—	2,940,251
Other financial liabilities	2,183,242	43,671	887,197	3,338	198,043	28,647	3,344,138

	20,704,807	846,260	1,402,717	44,065	1,298,036	612,456	24,908,341

Off-balance sheet items	11,304,709	705	2,404	—	257,940	12,823	11,578,581

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the Group. In addition, the Group established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as at December 31, 2018. Capital Conservation Buffer of 1.875% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 0.75% are additionally applied. Therefore, the Group is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 7.125% (December 31, 2017 : 6.25%), a Tier 1 Ratio of 8.625% (December 31, 2017 : 7.75%), and a Total Regulatory Capital Ratio of 10.625% (December 31, 2017 : 9.75%)).

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•

Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Risk-weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Group complied with external capital adequacy requirements as at December 31, 2018 and 2017.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Group monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Equity Capital	27,694,178	25,913,677
Tier I Capital	25,567,995	24,040,408
Common Equity Tier 1 Capital	25,567,995	24,040,408
Tier II Capital	2,126,183	1,873,269
Risk-weighted assets:	178,433,263	161,824,686
Credit risk[1]	163,693,288	145,958,874
Market risk[2]	4,747,989	5,746,686
Operational risk[3]	9,991,986	10,119,126
Equity Capital (%):	15.52	16.01
Tier I Capital (%)	14.33	14.86
Common Equity Tier 1 Capital (%)	14.33	14.86

[1]	Credit risk-weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk-weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk-weighted assets are measured using the Advanced Measurement Approach.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs, and their local subsidiaries-related works

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding, trust and other activities.

Financial information by business segment for the year ended December 31, 2018 is as follows:

	2018
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Intra-group Adjustment	Total
Operating revenues from external customers	2,386,035	2,989,240	1,478,104	—	6,853,379
Segment operating revenues(expenses)	27,687	—	(39,343)	11,656	—

	2,413,722	2,989,240	1,438,761	11,656	6,853,379
Net interest income	2,753,928	2,960,598	386,407	(211)	6,100,722
Interest income	4,267,675	4,547,615	1,227,614	(23,016)	10,019,888
Interest expense	(1,513,747)	(1,587,017)	(841,207)	22,805	(3,919,166)
Net fee and commission income	287,978	490,447	362,846	(18,523)	1,122,748
Fee and commission income	381,481	583,213	486,034	(27,937)	1,422,791
Fee and commission expense	(93,503)	(92,766)	(123,188)	9,414	(300,043)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss	13,933	—	297,938	14,524	326,395
Net other operating income (expense)	(642,117)	(461,805)	391,570	15,866	(696,486)
General and administrative expenses	(1,091,556)	(1,970,409)	(706,164)	1,134	(3,766,995)
Operating profit before provision for credit losses	1,322,166	1,018,831	732,597	12,790	3,086,384
Provision (Reversal) for credit losses	77,224	(179,229)	(273)	8,362	(93,916)
Operating profit	1,399,390	839,602	732,324	21,152	2,992,468
Share of profit of associates	—	—	49,698	—	49,698
Net other non-operating income (expense)	(65)	—	123,936	(79,699)	44,172
Segment profit before income tax expense	1,399,325	839,602	905,958	(58,547)	3,086,338
Income tax profit (expense)	(386,764)	(230,891)	(208,403)	(1,082)	(827,140)
Profit for the year	1,012,561	608,711	697,555	(59,629)	2,259,198
Profit attributable to the shareholder of the Parent Company	1,012,561	608,711	697,555	(59,629)	2,259,198
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets [1]	131,303,734	140,814,393	88,399,951	(3,558,820)	356,959,258
Total liabilities [1]	123,880,329	152,173,062	55,478,601	(1,240,600)	330,291,392

[1]	Amounts as at December 31, 2018 before intra-segment transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial information by business segment for the year ended December 31, 2017 is as follows:

	2017
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Intra-group Adjustment	Total
Operating revenues from external customers	2,080,531	2,710,798	1,638,850	—	6,430,179
Segment operating revenues(expenses)	29,935	—	6,409	(36,344)	—

	2,110,466	2,710,798	1,645,259	(36,344)	6,430,179
Net interest income	2,555,780	2,647,768	361,058	178	5,564,784
Interest income	3,584,021	3,935,895	1,002,738	(13,761)	8,508,893
Interest expense	(1,028,241)	(1,288,127)	(641,680)	13,939	(2,944,109)
Net fee and commission income	235,210	595,322	406,141	(11,984)	1,224,689
Fee and commission income	315,994	668,227	506,331	(19,072)	1,471,480
Fee and commission expense	(80,784)	(72,905)	(100,190)	7,088	(246,791)
Net losses on financial assets/ liabilities at fair value through profit or loss (under Korean IFRS 1039)	(1,750)	—	(59,852)	(9,605)	(71,207)
Net other operating income(expenses)	(678,774)	(532,292)	937,912	(14,933)	(288,087)
General and administrative expenses	(974,096)	(1,946,640)	(747,783)	2,697	(3,665,822)
Operating profit before provision for credit losses	1,136,370	764,158	897,476	(33,647)	2,764,357
Reversal (Provision) for credit losses	6,918	(122,107)	(466)	489	(115,166)
Operating profit	1,143,288	642,051	897,010	(33,158)	2,649,191
Share of profit of associates	—	—	37,571	—	37,571
Net other non-operating income	1,873	—	145,889	(221,229)	(73,467)
Segment profit before income tax expense	1,145,161	642,051	1,080,470	(254,387)	2,613,295
Income tax profit (expense)	(276,388)	(155,377)	2,989	(9,814)	(438,590)
Profit for the period	868,773	486,674	1,083,459	(264,201)	2,174,705
Profit attributable to the shareholder of the Parent Company	868,773	486,674	1,083,459	(264,201)	2,174,705
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets[1]	117,904,269	129,438,168	86,034,586	(3,611,096)	329,765,927
Total liabilities[1]	102,224,405	147,870,309	55,552,078	(1,204,299)	304,442,493

[1]	Amounts as at December 31, 2017 before intra-segment transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Corporate banking service	2,386,035	2,080,531
Retail banking service	2,989,240	2,710,798
Other service	1,478,104	1,638,850

	6,853,379	6,430,179

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2018 and 2017, and major non-current assets as at December 31, 2018 and 2017, are as follows:

	2018		2017
(In millions of Korean won)	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	6,721,355	3,600,570	6,339,930	3,562,722
United States	11,727	144	9,889	161
New Zealand	6,213	72	5,855	57
China	81,620	3,623	44,989	3,432
Japan	4,166	1,210	4,425	1,377
Myanmar	2,675	707	593	653
Vietnam	7,655	239	5,474	228
Cambodia	9,849	2,696	7,476	1,753
United Kingdom	8,119	537	11,548	319

	6,853,379	3,609,798	6,430,179	3,570,702

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	14,889,010	14,885,511
Financial assets at fair value through profit or loss	12,257,005	12,257,005
Debt securities	11,883,025	11,883,025
Equity securities	82,576	82,576
Loans	212,596	212,596
Others	78,808	78,808
Derivatives held for trading	1,533,650	1,533,650
Derivatives held for hedging	80,321	80,321
Loans at amortized cost	276,944,202	276,957,040
Financial assets at fair value through other comprehensive income	29,930,955	29,930,955
Debt securities	27,682,464	27,682,464
Equity securities	1,898,944	1,898,944
Loans	349,547	349,547
Securities at amortized cost	12,792,526	12,823,961
Others	4,199,197	4,199,197

	352,626,866	352,667,640

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	87,168
Derivatives held for trading	1,553,858	1,553,858
Derivatives held for hedging	88,551	88,551
Deposits	272,484,528	273,131,227
Debts	17,496,056	17,523,408
Debentures	23,163,585	23,445,303
Other financial liabilities	13,297,404	13,297,394

	328,171,150	329,126,909

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	15,646,318	15,646,654
Financial assets held for trading	8,313,373	8,313,373
Debt securities	7,900,613	7,900,613
Equity securities	338,904	338,904
Others	73,856	73,856
Financial assets designated at fair value through profit or loss	95,357	95,357
Derivative-linked securities	95,357	95,357
Derivatives held for trading	2,527,190	2,527,190
Derivatives held for hedging	80,469	80,469
Loans	251,710,605	251,173,805
Available-for-sale financial assets	32,078,524	32,078,524
Debt securities	27,605,761	27,605,761
Equity securities	4,472,263	4,472,263
Others	500	500
Held-to-maturity financial assets	8,737,150	8,774,918
Other financial assets	6,341,463	6,341,463

	325,530,449	325,031,753

Financial liabilities
Financial liabilities held for trading	74,191	74,191
Derivatives held for trading	2,558,788	2,558,788
Derivatives held for hedging	50,032	50,032
Deposits	252,478,931	252,901,505
Debts	15,810,753	15,808,759
Debentures	19,183,798	19,409,286
Other financial liabilities	12,733,354	12,733,360

	302,889,847	303,535,921

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	The fair value of loans is determined through DCF Model and the use of independent third-party pricing services. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate. Fair value of the other loans that is not determined through DCF model is determined by independent third-party pricing services using Tree Model.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through Credit Valuation Adjustment(CVA).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations (DCF Model) of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as at December 31, 2018 and 2017, are as follows:

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Debt securities	2,298,811	8,103,073	1,481,141	11,883,025
Equity securities	43,088	—	39,488	82,576
Loans	—	—	212,596	212,596
Others	78,808	—	—	78,808

	2,420,707	8,103,073	1,733,225	12,257,005

Derivatives held for trading	—	1,533,572	78	1,533,650
Derivatives held for hedging	—	80,321	—	80,321
Financial assets through other comprehensive income
Debt securities	8,998,246	18,684,218	—	27,682,464
Equity securities	971,367	—	927,577	1,898,944

Loans	—	349,547	—	349,547

	9,969,613	19,033,765	927,577	29,930,955

	12,390,320	28,750,731	2,660,880	43,801,931

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives held for trading	—	1,553,072	786	1,553,858
Derivatives held for hedging	—	88,551	—	88,551

	87,168	1,641,623	786	1,729,577

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
Debt securities	2,276,513	5,624,100	—	7,900,613
Equity securities	299,564	39,340	—	338,904
Others	73,856	—	—	73,856

	2,649,933	5,663,440	—	8,313,373

Financial assets designated at fair value through profit or loss
Derivative linked securities	—	—	95,357	95,357

	—	—	95,357	95,357

Derivatives held for trading	—	2,509,871	17,319	2,527,190
Derivatives held for hedging	—	79,694	775	80,469
Available-for-sale financial assets
Debt securities	9,384,598	18,221,163	—	27,605,761
Equity securities[1]	1,303,011	1,237,456	1,931,796	4,472,263
Others	—	500	—	500

	10,687,609	19,459,119	1,931,796	32,078,524

	13,337,542	27,712,124	2,045,247	43,094,913

Financial liabilities
Financial liabilities held for trading	74,191	—	—	74,191
Derivatives held for trading	—	2,557,895	893	2,558,788
Derivatives held for hedging	—	49,962	70	50,032

	74,191	2,607,857	963	2,683,011

[1]

The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 104,148 million as at December 31, 2017. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, an online bank, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to dispose of the financial instruments in the near future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as at December 31, 2018 and 2017, are as follows:

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2018
Financial assets
Financial assets at fair value through profit or loss
Debt securities	8,103,073	DCF Model, Net Asset Value	Discount rate, prices of underlying assets(debt securities, stocks, etc.)

	8,103,073

Derivatives held for trading	1,533,572	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	80,321	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income
Debt securities	18,684,218	DCF Model	Discount rate
Loans	349,547	DCF Model	Discount rate

	19,033,765

	28,750,731

Financial liabilities
Derivatives held for trading	1,553,072	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	88,551	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	1,641,623

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2017
Financial assets
Financial assets held for trading
Debt securities	5,624,100	DCF Model	Discount rate
Equity securities	39,340	Net Asset Value	Prices of underlying assets(debt securities, stock, etc.)

	5,663,440

Derivatives held for trading	2,509,871	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	79,694	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Available-for-sale financial assets
Debt securities	18,221,163	DCF Model	Discount rate
Equity securities	1,237,456	Net Asset Value	Prices of underlying assets(debt securities, stock, etc.)
Others	500	DCF Model	Discount rate

	19,459,119

	27,712,124

Financial liabilities
Derivatives held for trading	2,557,895	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	49,962	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,607,857

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as at December 31, 2018 and 2017, is as follows:

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	3,057,323	10,827,281	1,000,908	14,885,512
Loans at amortized cost	—	—	276,957,040	276,957,040
Securities at amortized cost	4,126,591	8,697,370	—	12,823,961
Other financial assets[2]	—	—	4,199,197	4,199,197

	7,183,914	19,524,651	282,157,145	308,865,710

Financial liabilities
Deposits[1]	—	123,778,718	149,352,509	273,131,227
Debts[1]	—	38,403	17,485,005	17,523,408
Debentures	—	23,445,303	—	23,445,303
Other financial liabilities[3]	—	—	13,297,394	13,297,394

(In millions of Korean won)	—	147,262,424	180,134,908	327,397,332

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2018.
[3]	The \ 13,289,339 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2018.

	2017
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	2,597,423	12,223,212	826,019	15,646,654
Loans	—	—	251,173,805	251,173,805
Held-to-maturity financial assets	1,197,738	7,577,180	—	8,774,918
Other financial assets[2]	—	—	6,341,463	6,341,463

	3,795,161	19,800,392	258,341,287	281,936,840

Financial liabilities
Deposits[1]	—	122,498,859	130,402,646	252,901,505
Debts[1]	—	19,820	15,788,939	15,808,759
Debentures	—	19,409,286	—	19,409,286
Other financial liabilities[3]	—	—	12,733,360	12,733,360

	—	141,927,965	158,924,945	300,852,910

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2017.
[3]	The \12,731,712 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Securities at amortized cost	8,697,370	DCF Model	Discount rate
Financial liabilities
Debentures	23,445,303	DCF Model	Discount rate

	2017
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	7,577,180	DCF Model	Discount rate
Financial liabilities
Debentures	19,409,286	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Fair value	Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,000,908	DCF Model	Credit spread, other spread, interest rates	Credit spread, other spread
Loans at amortized cost	276,957,040	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	277,957,948

Financial liabilities
Deposits	149,352,509	DCF Model	Other spread, prepayment rate, interest rates	Other spread, prepayment rate
Debts	17,485,005	DCF Model	Other spread, interest rates	Other spread
Other financial liabilities	8,055	DCF Model	Other spread, interest rates	Other spread

	166,845,569

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Fair value	Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	826,019	DCF Model	Credit spread, other spread, interest rates	Credit spread, other spread
Loans	251,173,805	DCF Model	Credit spread, other spread, prepayment rate, interest rates	Credit spread, other spread, prepayment rate

	251,999,824

Financial liabilities
Deposits	130,402,646	DCF Model	Other spread, prepayment rate, interest rates	Other spread, prepayment rate
Debts	15,788,939	DCF Model	Other spread, interest rates	Other spread
Other financial liabilities	1,648	DCF Model	Other spread, interest rates	Other spread

	146,193,233

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the year ended December 31 2018 and 2017, are as follows:

	2018
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities at fair value through profit or loss	Loans at fair value through profit or loss	Equity securities at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning balance[1]	1,277,304	132,722	750,036	(771)	704
Total gains or losses
- Profit or loss	19,789	4,347	—	4,295	(116)
- Other comprehensive income	—	—	124,633	—	—
Purchases	460,309	184,655	53,388	—	—
Sales	(236,705)	(109,128)	(480)	—	—
Settlements	—	—	—	(1,220)	(588)
Transfers into Level 3[2]	—	—	—	(3,012)	—
Transferred from Level 3[2]	(66)	—	—	—	—

Ending balance	1,520,631	212,596	927,577	(708)	—

[1]	Restated based on Korean IFRS 1109.
[2]	Transfers between in levels for the financial instruments have occurred due to the change in the availability of observable market data.

	2017
	Financial assets at fair value through profit or loss	Financial investments	Net derivatives financial instruments
(In millions of Korean won)		Available-for-sale financial assets	Derivatives held for trading	Derivatives held for hedging
		Equity securities
Beginning balance	129,535	1,845,455	9,825	1,277
Total gains or losses
- Profit or loss	5,638	5,946	(3,543)	(408)
- Other comprehensive-income (expenses)	—	(27,332)	—	—
Purchases	225,000	334,436	16,452	—
Sales	—	(226,709)	—	—
Settlements	(264,816)	—	(5,666)	(164)
Transferred from Level 3 [1]	—	—	(642)	—

Ending balance	95,357	1,931,796	16,426	705

[1]	Transfers between in levels for the financial instruments have occurred due to the change in the availability of observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Net losses from financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	28,103	(405)	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	22,187	(289)	43

	2017
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	Other operating income
Total gains or losses included in profit or loss for the period	2,095	5,538
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	1,573	(2,023)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as at December 31, 2018, is as follows:

(In millions of Korean won)		2018
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,481,141	Monte Carlo Simulation, Net Asset Value, DCF Model	Price of underlying asset, interest rate, dividend yield, volatilities and correlation of underlying asset, discount rate, liquidation value, volatility of the real estate price	Volatilities of the underlying asset	19.61 ~ 27.62	Higher the volatility, higher the fair value fluctuation
				Correlation of underlying asset	24.57 ~ 69.18	Higher the correlation, higher the fair value fluctuation
				Discount rate	1.95 ~ 4.82	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value fluctuation
				Volatility of the real estate price	0.00	Higher real estate price, higher the fair value
Equity securities	39,488	DCF Model, Comparable Company Analysis, Adjusted discount rate method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.58 ~ 14.14	Lower the discount rate, higher the fair value
Loans	212,596	Tree Model	Stock price, volatility of the stock price	Volatility of the stock price	17.66 ~ 49.28	Higher the volatility, higher the fair value fluctuation
Derivatives held for trading
Stock and index	78	Tree Model	Stock price, volatility of the stock price, dividend yield	Volatility of the stock price	25.29	Higher the volatility, higher the fair value fluctuation
Currency	—	DCF Model	Interest rate, foreign exchange rate, loss given default	Loss given default	100	Higher the loss given default, lower the fair value
Financial assets at fair value through other comprehensive income
Equity securities	927,577	DCF Model, Comparable Company Analysis, Adjusted discount rate method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.87 ~ 17.40	Lower the discount rate, higher the fair value
	2,660,880

Financial liabilities
Derivatives held for trading
Others	786	Monte Carlo Simulation, DCF Model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	20.85	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.69	Higher the volatility, higher the fair value fluctuation
				Discount rate	2.19 ~ 2.26	Higher the discount rate, lower the fair value

	786

Information about fair value measurements using unobservable inputs as at December 31, 2017, is as follows:

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

		2017
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	95,357	MonteCarlo Simulation	Price of the underlying asset, interest rate, dividend yield, volatility and correlation of the underlying asset	Volatility of the underlying asset	15.93 ~ 18.35	Higher the volatility, higher the fair value fluctuation
				Correlation of the underlying assets	20.18 ~ 57.10	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading
Stock and index	307	Tree model	Stock price, volatility of the stock price, dividend yield	Volatility of the underlying asset	12.15 ~ 17.12	Higher the volatility higher the fair value fluctuation
Interest rate	59	DCF model	Interest rate, loss given default	Loss given default	0.56	Higher the loss rate, lower the fair value
Others	16,953	MonteCarlo Simulation, Tree model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	12.16 ~ 29.72	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.47	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest rate	775	DCF model, Closed Form, Monte Carlo Simulation, FDM	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.02	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
Equity securities	1,931,796	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value
				Discount rate	1.98 ~ 20.51	Lower the discount rate, higher the fair value
	2,045,247

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial liabilities
Derivatives held for trading

	893	MonteCarlo Simulation, DCF Model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	15.84	Higher the volatility, higher the fair value fluctuation
Others				Volatility of the interest rate	0.47	Higher the volatility, higher the fair value fluctuation
				Discount rate	2.57 ~ 2.69	Higher the discount rate, lower the fair value

Derivatives held for hedging

Interest rate	70	DCF model, Closed Form, FDM, MonteCarlo Simulation, Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.64	Higher the volatility, higher the fair value fluctuation

	963

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and beneficiary certificates whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

	2018
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities [1,2,6]	4,231	(4,311)	—	—
Equity securities [3]	5,299	(2,794)	—	—
Loans [4]	129	(46)	—	—
Derivatives held for trading [5]	20	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities [3]	—	—	140,516	(70,691)

	9,679	(7,152)	140,516	(70,691)

Financial liabilities
Derivatives held for trading [5]	88	(124)	—	—

	88	(124)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities [1]	54	(112)	—	—
Derivatives held for trading [5]	112	(94)	—	—
Available-for-sale financial assets [2,3]	—	—	100,653	(54,892)

	166	(206)	100,653	(54,892)

Financial liabilities
Derivatives held for trading [5]	86	(92)	—	—
Derivatives held for hedging [5]	2	(2)	—	—

	88	(94)	—	—

[1]

For derivative linked securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as the volatility of the underlying asset and the correlation of the underlying assets by ± 10%.

[2]

For beneficiary certificates, it is difficult to measure the sensitivity amounts per changes in input factor for practical reasons; only for those consisted with real properties, the sensitivity amounts are calculated by increasing and decreasing the correlations between the discount rates (-1~1%), and the rate of increase in property disposal price (-1~1%). For equity investments, the sensitivity amounts are calculated by increasing and decreasing the correlations between the liquidation value (-1~1%) and the discount rates (-1~1%). There were no significant correlation among major unobservable inputs.

[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1~1%) and growth rate (0~0.5%).
[4]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices and volatilities of stock prices by ± 10%
[5]

For derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the price of the underlying asset and the volatility by ± 10%, the loss given default ratio by ± 1%, or discount rate by ± 1%.

[6]

The amounts of \ 1,437,513 million and \ 1,192,054 million of financial assets classified as level 3 as at December 31, 2018 and 2017, respectively, are excluded because it is impracticable to calculate sensitivity amounts.

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The aggregate deferred differences yet to be recognized in profit or loss at the beginning and end of the periods and changes in the balances of these differences are as follows:

(In millions of Korean won)	2018	2017
Balance at the beginning of the period (A)	(4,054)	(3,494)
New transactions (B)	—	(1,574)
Amounts recognized in profit or loss during the period (C= a+b)	1,138	1,014
a.Amortization	1,138	1,014
b.Settlement	—	—

Balance at the end of the period (A+B+C)	(2,916)	(4,054)

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments measured at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	14,889,010	—	14,889,010
Financial assets at fair value through profit or loss	12,257,005	—	—	—	—	12,257,005
Derivatives	1,533,650	—	—	—	80,320	1,613,970
Loans at amortized cost	—	—	—	276,944,202	—	276,944,202
Financial investments	—	28,032,010	1,898,944	12,792,526	—	42,723,480
Other financial assets	—	—	—	4,199,197	—	4,199,197

	13,790,655	28,032,010	1,898,944	308,824,935	80,320	352,626,864

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives	1,553,858	—	88,551	1,642,409
Deposits	—	272,484,528	—	272,484,528
Debts	—	17,496,055	—	17,496,055
Debentures	—	23,163,585	—	23,163,585
Other financial liabilities	—	13,297,404	—	13,297,404

	1,641,026	326,441,572	88,551	328,171,149

	2017
	Financial assets at fair value through profit or loss (under Korean IFRS 1039)		Loans and receivables	Available- for-sale financial assets	Held-to- maturity financial assets	Derivatives held for hedging	Total
(In millions of Korean won)	Held for trading	Financial assets designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	—	—	15,646,318	—	—	—	15,646,318
Financial assets at fair value through profit or loss	8,313,373	95,357	—	—	—	—	8,408,730
Derivatives	2,527,190	—	—	—	—	80,469	2,607,659
Loans	—	—	251,710,605	—	—	—	251,710,605
Financial investments	—	—	—	32,078,524	8,737,150	—	40,815,674
Other financial assets	—	—	6,341,463	—	—	—	6,341,463

	10,840,563	95,357	273,698,386	32,078,524	8,737,150	80,469	325,530,449

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Financial liabilities at fair value through profit or loss Held for trading	Financial liability at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	74,191	—	—	74,191
Derivatives	2,558,788	—	50,032	2,608,820
Deposits	—	252,478,931	—	252,478,931
Debts	—	15,810,753	—	15,810,753
Debentures	—	19,183,798	—	19,183,798
Other financial liabilities	—	12,733,354	—	12,733,354

	2,632,979	300,206,836	50,032	302,889,847

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are Derecognized in Their Entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as at December 31, 2018 and 2017, are as follows :

		2018
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,205	6,205
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	8,883	8,883
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,512	5,512
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	13,494	13,494

			34,094	34,094

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 13,731 million as at December 31, 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

		2017
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	6,022	6,022
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	5,339	5,339
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,601	9,601
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,902	9,902
AP 4D ABS Ltd.1	Senior debt	Loans and receivables	2,248	2,251
	Subordinated debt	Available-for-sale financial assets	14,160	14,160

			47,272	47,275

1 The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 2,989 million as at December 31, 2017.

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	452,487	436,471
Loaned securities	674,431	—
Government and public bonds	674,431	—

	1,126,918	436,471

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	740,618	700,466
Loaned securities	109,379	—
Government and public bonds	109,379	—

	849,997	700,466

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	1,533,572	—	1,533,572	(1,128,951)	(5,101)	399,520
Derivatives held for hedging	80,321	—	80,321	(41,634)	—	38,687
Receivable spot exchange	1,879,572	—	1,879,572	(1,876,844)	—	2,728
Reverse repurchase	3,021,400	—	3,021,400	(3,021,400)	—	—
Domestic exchange settlement debits	27,413,384	(26,937,034)	476,350	—	—	476,350
Other financial instruments	3,261	(2,098)	1,163	—	—	1,163

	33,931,510	(26,939,132)	6,992,378	(6,068,829)	(5,101)	918,448

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,509,930	—	2,509,930	(1,888,558)	(191,349)	430,023
Derivatives held for hedging	80,469	—	80,469	(17,840)	(21,830)	40,799
Receivable spot exchange	3,447,424	—	3,447,424	(3,447,048)	—	376
Reverse repurchase	2,579,900	—	2,579,900	(2,579,900)	—	—
Domestic exchange settlement debits	30,904,611	(29,959,914)	944,697	—	—	944,697
Other financial instruments	1,580	(1,578)	2	—	—	2

	39,523,914	(29,961,492)	9,562,422	(7,933,346)	(213,179)	1,415,897

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	1,553,072	—	1,553,072	(1,075,427)	(46,768)	430,877
Derivatives held for hedging	88,551	—	88,551	(37,564)	(977)	50,010
Payable spot exchange	1,877,400	—	1,877,400	(1,876,844)	—	556
Repurchase[1]	445,724	—	445,724	(445,724)	—	—
Domestic exchange settlement credits	28,616,949	(26,937,034)	1,679,915	(1,679,915)	—	—
Other financial instruments	5,154	(2,098)	3,056	—	—	3,056

	32,586,850	(26,939,132)	5,647,718	(5,115,474)	(47,745)	484,499

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities	Related amounts not offset in the statement of financial position		Net amount
			presented in the statement of financial position	Financial instruments	Cash collateral
Derivatives held for trading	2,557,702	—	2,557,702	(1,051,514)	(32,585)	1,473,603
Derivatives held for hedging	50,032	—	50,032	(7,287)	(9,139)	33,606
Payable spot exchange	3,448,848	—	3,448,848	(3,447,048)	—	1,800
Repurchase[1]	700,466	—	700,466	(700,466)	—	—
Domestic exchange settlement credits	29,999,359	(29,959,914)	39,445	(39,445)	—	—
Other financial instruments	1,871	(1,578)	293	(194)	—	99

	36,758,278	(29,961,492)	6,796,786	(5,245,954)	(41,724)	1,509,108

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from financial institutions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%)	2018	2017
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.78	8,723,761	8,511,295
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 1.87	268,222	111,396
	Due from others	NH Securities Co., Ltd. and others	—	5,618	1,917,633

				8,997,601	10,540,324

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Wells Fargo Bank, N.A and others	—	1,733,095	1,670,111
	Time deposits in foreign currencies	Bank of Shanghai, Beijing Branch and others	1.05 ~ 4.10	876,596	711,347
	Due from others	Morganstanley Bank International and others	—	225,944	127,111
				2,835,635	2,508,569

				11,833,236	13,048,893

[1]	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Restricted due from financial institutions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial Institution	2018	2017	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	8,723,761	8,511,295	Bank of Korea Act
	Due from others	NH Securities Co., Ltd. and others	5,618	9,564	Derivatives margin account

			8,729,379	8,520,859

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	375,130	619,130	Bank of Korea Act and others
	Time deposits in foreign currencies	China Construction Bank NY Branch and others	22,362	21,428	New York State Banking Law
	Due from others	Societe Generale and others	76,930	78,396	Derivatives margin account

			474,422	718,954

			9,203,801	9,239,813

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the year ended December 31, 2018, are as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	1,530	—	—
Transfer between stages	—	—	—
Provision (reversal) for loan losses	10	—	—
Others (Change of currencies and others)	8	—	—

Ending	1,548	—	—

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

8. Assets Pledged as Collaterals

Details of assets pledged as collaterals as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Securities at fair value through profit or loss	Korea Exchange and others	210,345	Repurchase agreements
	Korea Securities Finance Corp and others	50,806	Securities lending transactions
	Samsung Futures Inc. and others	20,535	Derivatives transactions

		281,686

Securities at fair value through other comprehensive income	Bank of Korea	49,948	Borrowings from Bank of Korea
	Bank of Korea	479,784	Settlement risk of Bank of Korea
	Korea Development Bank and others	337,315	Derivatives transactions

		867,047

Securities at amortized cost	Meritz Securities and others	276,688	Repurchase agreements
	Bank of Korea	1,911,160	Borrowings from Bank of Korea
	Bank of Korea	1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others	194,258	Derivatives transactions
	Others	156,150	Others

		4,012,785

Mortgage loans	Others	4,060,863	Covered Bond
Building / Land	Samsung Life Insurance Co., Ltd. and others	209,459	Others

		9,431,840

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)		2017
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Financial assets held for trading	KB Securities Co., Ltd.	29,508	Derivatives transactions

		29,508

Available-for-sale financial assets	Mizuho Bank, Ltd. and others	740,132	Repurchase agreements
	Bank of Korea	651,284	Borrowings from Bank of Korea
	Bank of Korea	750,254	Settlement risk of Bank of Korea
	Deutsche Bank. AG	58,524	Derivatives transactions
	Others	19,985	Others

		2,220,179

Held-to-maturity financial assets	Korea Securities Depository and others	35,026	Repurchase agreements
	Bank of Korea	1,326,558	Borrowings from Bank of Korea
	Bank of Korea	1,204,990	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	236,681	Derivatives transactions
	Others	133,389	Others

		2,936,644

Mortgage loans	Others	4,950,490	Covered Bond

Building / Land	Samsung Life Insurance Co., Ltd. and others	319,064	Others

		10,455,885

The fair value of collateral available to sell or repledge regardless of debtor’s default as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	3,131,496	—

	2017
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	2,640,078	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures arising from the Group’s own assets and liabilities.

In particular, the Group applies fair value hedge accounting to interest rate swaps that hedge the risk of changes in fair values due to the changes in interest rates of debentures, structured deposits denominated in foreign currencies and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting to interest rate swaps to hedge cash flow risk of floating rate notes denominated in Korean won and borrowings denominated in foreign currencies. In addition, the Group applies net investment hedge accounting by designating debentures denominated in foreign currencies and spot components of the currency forward as hedging instruments that hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments for trading as at December 31, 2018 and 2017, are as follows:

	2018			2017
(In millions of Korean won)	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	857,748	—	—	1,194,766	—	—
Swaps	126,608,935	370,004	351,607	107,934,385	389,926	328,072
Options	13,259,000	158,295	252,243	12,615,000	130,013	226,931

	140,725,683	528,299	603,850	121,744,151	519,939	555,003

Currency
Forwards	65,534,154	533,435	481,187	62,354,931	1,142,066	1,228,052
Futures[1]	419,802	—	—	440,903	—	—
Swaps	35,977,216	465,774	454,216	28,386,919	843,854	767,344
Options	2,450,186	6,064	13,608	695,848	4,071	6,998

	104,381,358	1,005,273	949,011	91,878,601	1,989,991	2,002,394

Stock and index
Futures[1]	2,006	—	—	23,458	—	—
Options	51,282	78	211	84,742	307	498

	53,288	78	211	108,200	307	498

Others	745,160	—	786	1,073,316	16,953	893

	245,905,489	1,533,650	1,553,858	214,804,268	2,527,190	2,558,788

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The average hedge ratio for future nominal cash flows by type of hedge accounting as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
The nominal amount of the hedged item	59,134	696,513	1,347,597	567,030	195,392	979,889	3,845,555
The nominal amount of the hedging instrument	69,134	686,513	1,347,597	567,030	195,392	979,889	3,845,555
Average ratio of hedging	116.91	98.56	100.00	100.00	100.00	100.00	100.00
Cash flow hedge
The nominal amount of the hedged item	2,167,227	491,964	—	503,145	—	—	3,162,336
The nominal amount of the hedging instrument	2,167,227	491,964	—	503,145	—	—	3,162,336
Average ratio of hedging	100.00	100.00	—	100.00	—	—	100.00
Net investment in a foreign operation hedges
The nominal amount of the hedged item	461,104	—	—	—	—	—	461,104
The nominal amount of the hedging instrument	461,104	—	—	—	—	—	461,104
Average ratio of hedging	100.00	—	—	—	—	—	100.00

Fair value hedge

Details of fair value hedged items as at December 31, 2018, are as follows:

		2018
		Carrying amount		Accumulated adjusted amount		Changes in the fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	465,213	—	1,214	—	6,001
	Debt securities in foreign currencies	702,727	—	(9,790)	—	(1,233)
	Deposits in foreign currencies	—	805,215	—	(89,265)	38,232
	Debts in Korean won	—	349,252	—	19,252	(2,308)
	Debts in foreign currencies	—	1,429,457	—	(24,073)	(1,868)

		1,167,940	2,583,924	(8,576)	(94,086)	38,824

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of derivative instruments designated as fair value hedge as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in the fair value
Interest rate
Swaps	3,845,555	58,934	88,017	(37,637)

	2017
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Swaps	2,919,935	47,856	49,962
Other	50,000	775	70

	2,969,935	48,631	50,032

The fair value of non-derivative financial instruments designated as hedging instruments as at December 31, 2018 and 2017 are as follows:

(In millions of Korean won)	2018	2017
Deposit in foreign currencies	—	32,051

Details of the ineffective portion of changes in fair value of derivatives recognized in profit or loss for the year ended December 3`, 2018, are as follows:

2018
(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
Interest rate	1,186

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Gains (losses) on hedging instruments	(41,472)	16,195
Gains (losses) on the hedged item attributable to the hedged risk	37,305	(16,368)

	(4,167)	(173)

Cash flow hedge

Details of cash flow hedged items as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Changes in fair value	Other comprehensive income for cash flow hedge
Interest rate risk	(7,031)	11,539

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The fair value of derivative financial instruments designated as hedging instruments as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	3,162,336	17,022	534	6,961

	2017
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Swaps	1,660,670	10,440	—

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Gains on hedging instruments	6,961	10,694
Effective gains from cash flow hedging instruments (recognized in other comprehensive income or loss)	6,980	10,691
Ineffective gains from cash flow hedging instruments (recognized in profit or loss)	(19)	3

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other comprehensive income or loss	6,980	10,691
Reclassification to profit or loss	(1,755)	(444)
Income tax effect	(1,437)	(2,833)

	3,788	7,414

As at December 31, 2018, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until June 9, 2022.

Hedges of a net investment in a foreign operation

Details of net investment in a foreign operation as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Changes in fair value	Other comprehensive income (loss) for hedges of a net investment in a foreign operation
Currency (foreign currency risk)	22,787	(30,960)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of derivative financial instruments designated as hedging instruments in hedge of net investment in a foreign operation as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in the fair value
Forward exchange contract	461,104	4,365	—	(19,466)
Debentures in foreign currencies	89,448	—	89,109	(3,321)

	550,552	4,365	89,109	(22,787)

	2017
(In millions of Korean won)	Notional amount	Assets	Liabilities
Forward exchange contract	471,416	21,398	—

The fair value of non-derivative financial instruments designated as hedging instruments as at December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018	2017
Debentures in foreign currencies	88,785	99,994

Gains or losses from hedging instruments in hedge of net investment in a foreign operation and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Gains (losses) on hedging instruments	(35,015)	36,044
Effective gains (losses) from cash flow hedging instruments (recognized in other comprehensive income or loss)	(35,015)	34,915
Ineffective gains (losses) from cash flow hedging instruments (recognized in profit or loss)	—	1,129

Gains or losses on the hedging instruments relating to the effective portion of the hedge recognized in other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other comprehensive income (loss)	(35,015)	34,915
Income tax effect	9,629	(8,196)

Other comprehensive income (loss) after tax	(25,386)	26,719

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

10. Loans at Amortized Cost

Loans as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Loans	277,916,607	252,572,981
Deferred loan origination fees and costs	581,997	551,345
Allowances	(1,554,402)	(1,413,721)

Carrying amount	276,944,202	251,710,605

Loans to banks as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Loans	3,484,211	5,314,577
Allowances	(620)	(77)

Carrying amount	3,483,591	5,314,500

Loans to customers other than banks as at December 31, 2018 and 2017 are as follows:

	2018
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	142,003,442	116,673,099	258,676,541
Loans in foreign currencies	189,582	4,238,278	4,427,860
Domestic import usance bills	—	2,817,174	2,817,174
Off-shore funding loans	—	899,741	899,741
Call loans	—	1,473,397	1,473,397
Bills bought in Korean won	—	3,057	3,057
Bills bought in foreign currencies	—	3,427,368	3,427,368
Guarantee payments under payment guarantee	—	4,104	4,104
Reverse repurchase agreements	—	2,951,400	2,951,400
Privately placed bonds	—	333,751	333,751

	142,193,024	132,821,369	275,014,393
Proportion (%)	51.70	48.30	100.00

Allowances	(445,527)	(1,108,255)	(1,553,782)

	141,747,497	131,713,114	273,460,611

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	130,390,627	105,300,767	235,691,394
Loans in foreign currencies	95,492	3,042,565	3,138,057
Domestic import usance bills	—	2,128,868	2,128,868
Off-shore funding loans	—	750,102	750,102
Call loans	—	335,000	335,000
Bills bought in Korean won	—	4,168	4,168
Bills bought in foreign currencies	—	3,875,550	3,875,550
Guarantee payments under payment guarantee	—	6,373	6,373
Reverse repurchase agreements	—	1,159,900	1,159,900
Privately placed bonds	—	720,337	720,337

	130,486,119	117,323,630	247,809,749
Proportion (%)	52.66	47.34	100.00

Allowances	(318,533)	(1,095,111)	(1,413,644)

	130,167,586	116,228,519	246,396,105

Changes in deferred loan origination fees and costs for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning[1]	Increase	Decrease	Other	Ending
Deferred loan origination costs
Loans in Korean won	562,425	333,833	(304,083)	—	592,175
Other origination costs	456	528	(499)	1	486

	562,881	334,361	(304,582)	1	592,661

Deferred loan origination fees
Loans in Korean won	6,793	2,271	(2,742)	—	6,322
Other origination fees	4,749	832	(1,240)	1	4,342

	11,542	3,103	(3,982)	1	10,664

	551,339	331,258	(300,600)	—	581,997

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Increase	Decrease	Other	Ending
Deferred loan origination costs
Loans in Korean won	582,479	267,116	(287,170)	—	562,425
Other origination costs	295	497	(328)	(2)	462

	582,774	267,613	(287,498)	(2)	562,887

Deferred loan origination fees
Loans in Korean won	9,968	1,776	(4,951)	—	6,793
Other origination fees	2,356	3,672	(1,269)	(10)	4,749

	12,324	5,448	(6,220)	(10)	11,542

	570,450	262,165	(281,278)	8	551,345

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Retails				Corporates
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired			Non-impaired	Impaired
Beginning[1]	162,111	155,623	133,002	—	193,359	263,721	759,367	—
Transfer between stages
Transfer to 12-month expected credit losses	101,441	(101,375)	(66)	—	37,149	(36,251)	(897)	—
Transfer to lifetime expected credit losses (Non-impaired)	(90,045)	102,159	(12,114)	—	(34,450)	44,741	(10,291)	—
Transfer to lifetime expected credit losses (Impaired)	(753)	(43,126)	43,880	—	(2,289)	(30,694)	32,982	—
Write-offs	—	(2)	(297,228)	—	—	(5)	(228,900)	—
Disposal	(248)	(5)	(1,003)	—	(73)	—	(14,172)	—
Provision (reversal) for loan losses[2,3]	(2,075)	43,621	250,848	—	3,438	53,762	51,051	—
Others (change of currency ratio, etc.)	140	319	423	—	732	654	25,941	—

Ending	170,571	157,214	117,742	—	197,866	295,928	615,081	—

[1]	Restated based on Korean IFRS 1109.
[2]

Provision for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), provision (reversal) of allowance for other financial assets (Note 17), provision (reversal) of allowance for due from financial institutions (Note 7) and provision (reversal) of allowance for debt securities (Note 12).

[3]	Recovery of written-off loans amounting to \ 284,493 million is included.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017

(In millions of Korean won)	Retail	Corporate	Total
Beginning	333,269	1,262,342	1,595,611
Written-off	(274,714)	(375,705)	(650,419)
Recoveries from written-off loans	136,765	272,979	409,744
Sale	(682)	(17,560)	(18,242)
Other changes	1,769	(88,835)	(87,066)
Provision[1]	122,126	41,967	164,093

Ending	318,533	1,095,188	1,413,721

[1]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), and provision (reversal) of allowance for other financial assets (Note 17).

The loan and receivables which were written-off but the claims has not been forfeited (i.e. its extinctive prescription did not occur, and that are not collected) amounts to \ 9,712,704 million as at December 31, 2018.

Changes in the gross carrying amounts of loans

Changes in the gross carrying amounts of loans that significantly affect allowances for loan losses for the year ended December 31, 2018, are as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	229,155,046	22,264,683	1,536,734	—
Transfer between stages
Transfer to 12-month expected credit losses	7,505,305	(7,465,523)	(39,782)	—
Transfer to lifetime expected credit losses (Non-impaired)	(10,092,301)	10,144,226	(51,926)	—
Transfer to lifetime expected credit losses (Impaired)	(638,686)	(761,893)	1,400,579	—
Write-offs	—	(7)	(526,127)	—
Sale	(484,646)	(3,817)	(190,401)	—
Net increase(decrease) (Execution, repayment and others)	30,425,623	(2,938,516)	(739,967)	—

Ending	255,870,341	21,239,153	1,389,110	—

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Financial assets at fair value through profit or loss
Debt securities
Government and public bonds	1,948,984
Financial bonds	4,933,859
Corporate bonds	1,897,070
Asset-backed securities	59,807
Beneficiary certificates	2,341,301
Equity investments	164,777
Derivative-linked securities	126,417
Other debt securities	410,810
Equity securities
Stocks	82,576
Loans
Private placed corporate bonds	179,714
Other loans	32,882
Others
Financial instruments indexed to the price of gold	78,808

12,257,005

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities
Government and public bonds	2,941,069
Financial bonds	16,902,114
Corporate bonds	6,971,282
Asset-backed securities	867,998
Equity securities
Stocks	1,861,901
Equity investments	37,043
Loans
Private placed corporate bonds	349,547
29,930,954

Financial assets at amortized cost
Debt securities
Government and public bonds	544,926
Financial bonds	6,245,768
Corporate bonds	1,413,022
Asset-backed securities	4,590,107
Allowance	(1,297)

12,792,526

42,723,480

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Financial assets held for trading
Debt securities
Government and public bonds	1,639,136
Financial bonds	3,727,349
Corporate bonds	2,025,492
Asset-backed securities	148,995
Others	359,641
Equity securities
Stocks	121,949
Beneficiary certificates	216,955
Others	73,856

8,313,373

Financial assets designated at fair value through profit or loss
Derivative linked securities	95,357

8,408,730

Available-for-sale financial assets
Debt securities
Government and public bonds	2,820,398
Financial bonds	15,838,948
Corporate bonds	6,741,055
Asset-backed securities	2,205,360
Equity securities
Stocks	1,923,152
Equity investments	143,685
Beneficiary certificates	2,405,426
Others	500

32,078,524

Held-to-maturity financial assets
Debt securities
Government and public bonds	1,302,836
Financial bonds	1,878,005
Corporate bonds	1,360,836
Asset-backed securities	4,195,473

8,737,150

40,815,674

Dividend incomes from the equity securities designated at fair value through other comprehensive income for the year ended December 31, 2018 are as follows:

	2018
(In millions of Korean won)	From the financial asset derecognized	From the holding financial asset
Stocks Listed	—	22,173
Unlisted	—	14,508
Equity investments	—	2,256

	—	38,937

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The derecognized equity securities at fair value through other comprehensive income for the year ended December 31, 2018, are as follows:

		2018
(In millions of Korean won)		Disposal price	Accumulated OCI as at disposal date
Stocks	Listed	26,877	18,330
	Unlisted	480	480

		27,357	18,810

[1]	In accordance with joint resolution along with the stock price increase, the Group disposed of stocks acquired by a debt to equity swap.

Provision, and reversal for the allowance of financial investments for the year ended December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Impairment losses	Reversal of impairment	Total
Debt instruments at fair value through other comprehensive income	(877)	342	(535)

Loans at fair value through other comprehensive income	(905)	825	(80)
Securities at amortized cost	(202)	282	80

	(1,984)	1,449	(535)

The impairment losses and the reversal of impairment losses in financial investments for the year ended December 31, 2017, are as follows:

	2017
(In millions of Korean won)	Impairment	Reversal	Net
Available-for-sale financial assets	(12,405)	—	(12,405)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in the allowances for financial investments for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning[1]	3,042	482	—
Transfer between stages
Transfer to 12-month expected credit losses	125	(125)	—
Transfer to lifetime expected credit losses	—	—	—
Disposal	(171)	—	—
Provision (reversal) for loan losses	715	(180)	—
Others (change of currency ratio, etc.)	48	16	—

Ending	3,759	193	—

[1]	Prepared in accordance with Korean IFRS 1109.

13. Investments in Associates

Investments in associates as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,941	5,941	Credit information	Korea
Balhae Infrastructure Fund[1]	12.61	104,621	108,050	108,050	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	106,613	106,613	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(16,689)	—	Operation of highways and related facilities	Korea
KB Digital innovation & Growth New Technology Business Investment Fund[1]	45.00	1,125	1,079	1,079	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership[2]	80.00	17,400	49,912	49,912	Investment finance	Korea
Future Planning KB Start-up Creation Fund[2]	50.00	14,300	18,069	18,069	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	90	140	140	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	11,681	11,681	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB High-tech Company Investment Fund[2]	50.00	20,300	22,563	22,563	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	18,038	18,134	18,134	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[2]	33.33	7,500	7,297	7,297	Investment finance	Korea
KBTS Technology Venture Private Equity Fund[2]	30.00	7,620	7,381	7,381	Investment finance	Korea
KB IP Investment Fund II2	37.50	3,000	2,942	2,942	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership[2]	25.74	7,700	7,617	7,617	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund[2]	21.28	4,000	3,966	3,966	Investment finance	Korea
KB Star office private real estate Investment Trust No.1	21.05	20,000	20,252	20,252	Investment finance	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation[3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(606)	122	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[3]	26.49	—	(16)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(57)	182	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [3]	38.62	—	14	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of pouches, cases, and bags	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen Printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(176)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd. [3]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	1,613	578	Earth works	Korea
Chong Il Machine & Tools Co., Ltd. [3]	20.40	—	(107)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	18	—	Computer Peripherals distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Computerlife Co., Ltd. [3]	45.71	—	(329)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[3]	20.40	—	(142)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd.[3]	22.77	—	75	—	Manufacture of special glass	Korea
PT Bank Bukopin TBK[4,5]	22.00	116,422	106,484	113,932	Banking	Indonesia

		455,275	483,102	506,664

	2017
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Balhae Infrastructure Fund [1]	12.61	101,794	105,190	105,190	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,056	5,056	Credit information	Korea
KB12-1 Venture Investment Partnership [2]	80.00	22,800	37,239	37,239	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	3,891	4,504	4,137	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	105,567	104,310	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,159	(16,202)	—	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	13,770	13,770	Investment finance	Korea
Future Planning KB Start-up Creation Fund [2]	50.00	14,700	18,093	18,093	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[2]	33.33	2,500	2,486	2,486	Investment finance	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	36	20	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(601)	127	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd. [3]	26.49	—	(20)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(102)	138	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [3]	38.62	—	155	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
Keundae Printing Co., Ltd. [3]	41.01	—	(223)	127	Screen Printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(173)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dong Jo Co., Ltd. [3]	29.29	—	691	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	580	—	Manufacture of motor vehicles, trailers and semitrailers	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Jungdo Co., Ltd. [3]	25.34	—	1,652	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	1,017	—	Earth works	Korea
Daesang Techlon Co., Ltd. [3]	47.73	—	96	—	Manufacture of Plastic, Teflon etc.	Korea
KB High-tech Company Investment Fund [2]	50.00	25,000	26,847	26,847	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	8,230	7,856	8,230	Investment finance	Korea
KB Star office private real estate Investment Trust No.1	21.05	20,000	20,122	20,122	Investment finance	Korea

		312,074	332,130	345,892

[1]

As at December 31, 2018 and 2017, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]	As at December 31, 2018 and 2017, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[3]

The investment in associates was reclassified from financial instruments at fair value through other comprehensive income (available-for-sale financial assets) due to termination of rehabilitation procedures.

[4]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, both partiesin have a right of first refusal, a tag-along right and a drag-along right. The Group additionally has the drag-along right can be exercised for the duration of two years after three-years from acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[5]	The fair value of PT Bank Bukopin TBK’s common stock based on its quoted market price is \ 53,540 million as at December 31, 2018.

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates is as follows:

	2018[1]
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains and losses and others	Carrying amount
Korea Credit Bureau Co., Ltd.	88,797	22,788	10,000	66,009	5,941	—	5,941
Balhae Infrastructure Fund	859,040	1,843	829,995	857,197	108,050	—	108,050
KB GwS Private Securities Investment Trust	516,115	741	425,814	515,374	106,613	—	106,613
Incheon Bridge Co., Ltd.	617,560	728,896	61,096	(111,336)	(16,689)	16,689	—
KB Digital Innovation & Growth New Technology Business Investment Fund	2,398	—	2,500	2,398	1,079	—	1,079
KB12-1 Venture Investment Partnership	63,628	1,238	21,750	62,390	49,912	—	49,912
Future Planning KB Start-up Creation Fund	38,889	2,751	28,600	36,138	18,069	—	18,069
KoFC KBIC Frontier Champ 2010-5(PEF)	469	3	300	466	140	—	140
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	59,464	1,061	51,880	58,403	11,681	—	11,681

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB High-tech Company Investment Fund	45,402	276	40,600	45,126	22,563	—	22,563
Aju Good Technology Venture Fund	47,216	66	46,900	47,150	18,134	—	18,134
KB-KDBC New Technology Business Investment Fund	22,492	602	22,500	21,890	7,297	—	7,297
KBTS Technology Venture Private Equity Fund	24,810	208	25,400	24,602	7,381	—	7,381
KB IP Investment Fund II	7,848	3	8,000	7,845	2,942	—	2,942
KB Digital Innovation Investment Fund Limited partnership	29,601	3	29,920	29,598	7,617	—	7,617
KB-Brain KOSDAQ Scale-up Fund	18,820	181	18,800	18,639	3,966	—	3,966
KB Star office private real estate Investment Trust No.1	218,025	121,828	95,000	96,197	20,252	—	20,252
PT Bank Bukopin TBK[2]	7,195,249	6,711,233	106,536	484,016	106,484	7,448	113,932

	2018[1]
(In millions of Korean won)	Operating revenues	Profit (Loss)	Other comprehensive income	Comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	78,018	9,901	—	9,901	113
Balhae Infrastructure Fund	61,525	54,241	—	54,241	6,804
KB GwS Private Securities Investment Trust	42,502	41,524	—	41,524	6,385
Incheon Bridge Co., Ltd.	94,373	(2,757)	—	(2,757)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	7	(82)	(21)	(103)	—
KB12-1 Venture Investment Partnership	38,942	35,556	—	35,556	10,640
Future Planning KB Start-up Creation Fund	6,826	5,467	—	5,467	2,600
KoFC KBIC Frontier Champ 2010-5(PEF)	1,460	1,453	—	1,453	999
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	2,401	(12,313)	—	(12,313)	—
KB High-tech Company Investment Fund	5,025	86	—	86	—
Aju Good Technology Venture Fund	2,491	1,356	—	1,356	—
KB-KDBC New Technology Business Investment Fund	39	(568)	—	(568)	—
KBTS Technology Venture Private Equity Fund	—	(798)	—	(798)	—
KB IP Investment Fund II	9	(155)	—	(155)	—
KB Digital Innovation Investment Fund Limited partnership	24	(322)	—	(322)	—
KB-Brain KOSDAQ Scale-up Fund	20	(161)	—	(161)	—
KB Star office private real estate Investment Trust No.1	14,092	6,135	—	6,135	1,162
PT Bank Bukopin TBK	148,793	(8,843)	(2,325)	(11,168)	—

[1]

The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The goodwill of PT Bank Bukopin TBK amounts to \ 4,101 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017[1]
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains and losses and others	Carrying amount
Balhae Infrastructure Fund	836,309	1,800	807,567	834,509	105,190	—	105,190
Korea Credit Bureau Co., Ltd.	75,504	19,323	10,000	56,181	5,056	—	5,056
KB12-1 Venture Investment Partnership	47,454	905	28,500	46,549	37,239	—	37,239
KoFC KBIC Frontier Champ 2010-5(PEF)	15,017	4	12,970	15,013	4,504	(367)	4,137
KB GwS Private Securities Investment Trust	505,115	741	425,814	504,374	105,567	(1,257)	104,310
Incheon Bridge Co., Ltd.	646,811	754,900	61,096	(108,089)	(16,202)	16,202	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	70,166	1,315	51,880	68,851	13,770	—	13,770
Future Planning KB Start-up Creation Fund	37,730	1,544	29,400	36,186	18,093	—	18,093
KB High-tech Company Investment Fund	53,949	255	50,000	53,694	26,847	—	26,847
Aju Good Technology Venture Fund	20,676	250	21,400	20,426	7,856	374	8,230
KB-KDBC Pre-IPO New Technology Business Investment Fund	7,503	45	7,500	7,458	2,486	—	2,486
KB Star office private real estate Investment Trust No.1	216,041	120,462	95,000	95,579	20,122	—	20,122

	2017[1]
(In millions of Korean won)	Operating revenues	Profit (Loss)	Other comprehensive income	Comprehensive income(loss)	Dividends
Balhae Infrastructure Fund	113,441	104,942	—	104,942	12,842
Korea Credit Bureau Co., Ltd.	68,750	3,580	—	3,580	149
KB12-1 Venture Investment Partnership	4,762	(774)	4,326	3,552	—
KoFC KBIC Frontier Champ 2010-5(PEF)	2,728	(294)	142	(152)	—
KB GwS Private Securities Investment Trust	35,002	34,004	—	34,004	5,753
Incheon Bridge Co., Ltd.	90,691	(8,719)	—	(8,719)	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	21,916	8,624	129	8,753	—
Future Planning KB Start-up Creation Fund	1,298	(2,221)	4	(2,217)	—
KB High-tech Company Investment Fund	4,408	1,978	1,437	3,415	—
Aju Good Technology Venture Fund	660	(841)	—	(841)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	3	(42)	—	(42)	—
KB Star office private real estate Investment Trust No.1	13,071	5,684	—	5,684	1,295

[1]

The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in investments in associates for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning[1]	Acquisition and others	Disposal and others	Dividends	Gains (losses) from using equity method	Other comprehensive income	Ending
Korea Credit Bureau Co., Ltd.	5,056	—	—	(113)	998	—	5,941
Balhae Infrastructure Fund	105,190	4,645	(1,818)	(6,804)	6,837	—	108,050
KB GwS Private Securities Investment Trust	104,310	—	—	(6,386)	8,689	—	106,613
KB Digital Innovation & Growth New Technology Business Investment Fund	—	1,125	—	—	(37)	(9)	1,079
KB12-1 Venture Investment Partnership	37,507	—	(5,400)	(10,640)	28,445	—	49,912
Future Planning KB Start-up Creation Fund	18,336	—	(400)	(2,600)	2,733	—	18,069
KoFC KBIC Frontier Champ 2010-5(PEF)	4,137	—	(3,138)	(999)	140	—	140
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	14,171	—	—	—	(1,498)	(992)	11,681
KB High-tech Company Investment Fund	27,220	—	(4,700)	—	43	—	22,563
Aju Good Technology Venture Fund	8,230	9,808	—	—	96	—	18,134
KB-KDBC New Technology Business Investment Fund	2,486	5,000	—	—	(189)	—	7,297
KBTS Technology Venture Private Equity Fund	—	7,620	—	—	(239)	—	7,381
KB IP Investment Fund II	—	3,000	—	—	(58)	—	2,942
KB Digital Innovation Investment Fund Limited Partnership	—	7,700	—	—	(83)	—	7,617
KB-Brain KOSDAQ Scale-up Fund	—	4,000	—	—	(34)	—	3,966
KB Star office private real estate Investment Trust No.1	20,122	—	—	(1,162)	1,292	—	20,252
Terra Corporation	20	—	—	—	(20)	—	—
MJT&I Corp.	127	—	—	—	(5)	—	122
Shinhwa Underwear Co., Ltd.	138	—	—	—	44	—	182
Kendae Co.,Ltd.	127	—	—	—	(29)	—	98
Dongjo Co., Ltd.	—	—	—	—	115	—	115
Dae-A Leisure Co., Ltd.	—	—	—	—	3,698	(3,120)	578
PT Bank Bukopin TBK	—	116,422	—	—	(1,946)	(544)	113,932

	347,177	159,320	(15,456)	(28,704)	48,992	(4,665)	506,664

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) from using equity method	Other comprehensive income	Ending
Balhae Infrastructure Fund	133,200	807	(29,202)	(12,842)	13,227	—	105,190
Korea Credit Bureau Co., Ltd.	4,853	—	—	(149)	352	—	5,056
KB12-1 Venture Investment Partnership	38,797	—	(4,400)	—	(619)	3,461	37,239
KoFC KBIC Frontier Champ 2010-5(PEF)	14,696	—	(10,500)	—	(102)	43	4,137
KB GwS Private Securities Investment Trust	102,949	—	—	(5,753)	7,114	—	104,310
Incheon Bridge Co., Ltd.	728	—	(728)	—	—	—	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	19,831	—	(7,784)	—	1,698	25	13,770
Future Planning KB Start-up Creation Fund	15,202	4,000	—	—	(1,110)	1	18,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,500	—	—	(14)	—	2,486
Terra Corporation	28	—	—	—	(8)	—	20
MJT&I Corp.	232	—	—	—	(105)	—	127
Shinhwa Underwear Co., Ltd.	103	—	—	—	35	—	138
Kendae Co.,Ltd.	—	—	—	—	127	—	127
KB High-tech Company Investment Fund	15,140	10,000	—	—	988	719	26,847
Aju Good Technology Venture Fund	1,997	6,233	—	—	—	—	8,230
KB Star office private real estate Investment Trust No.1	20,220	—	—	(1,295)	1,197	—	20,122

	367,976	23,540	(52,614)	(20,039)	22,780	4,249	345,892

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The tables below provide unrecognized share of losses of associates, both for the reporting period and cumulatively, because the Group has stopped recognizing its share of losses of associates when applying the equity method.

	2018		2017
(In millions of Korean won)	Unrecognized loss (gain)	Accumulated unrecognized loss	Unrecognized loss (gain)	Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	487	16,689	16,202	16,202
Shinla Construction Co., Ltd.	—	183	7	183
Doosung Metal Co., Ltd	(4)	19	(31)	23
Jungdong Steel Co., Ltd	—	487	13	487
DPAPS Co., Ltd.	141	325	(4)	184
Jinseung Tech Co., Ltd.	3	3	—	—
Korea NM Tech Co., Ltd.	28	28	—	—
Jungdo Co., Ltd.	160	160	—	—
Jaeyang Industry Co., Ltd.	30	30	—	—
Terra Corporation	14	14	—	—
EJADE Co., Ltd.[1]	—	—	(1,112)	—
JSC Bank CenterCredit[1]	—	—	(108,761)	—

[1]	Disposal of an investment in an associate was completed during the year ended December 31, 2017.

14. Property and Equipment, and Investment Properties

Details of property and equipment as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,979,811	—	(1,018)	1,978,793
Buildings	1,256,234	(442,318)	(5,859)	808,057
Leasehold improvements	794,814	(700,046)	—	94,768
Equipment and vehicles	1,147,644	(993,785)	—	153,859
Construction in-progress	81,268	—	—	81,268
Finance lease assets	32,709	(21,788)	—	10,921

	5,292,480	(2,157,937)	(6,877)	3,127,666

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,973,230	—	(1,018)	1,972,212
Buildings	1,223,088	(416,165)	(5,859)	801,064
Leasehold improvements	715,631	(639,555)	—	76,076
Equipment and vehicles	1,161,199	(1,012,373)	—	148,826
Construction in-progress	12,187	—	—	12,187
Finance lease assets	23,069	(17,840)	—	5,229

	5,108,404	(2,085,933)	(6,877)	3,015,594

Changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	1,972,212	124	7,129	(691)	—	19	1,978,793
Buildings	801,064	—	40,956	(4,079)	(29,928)	44	808,057
Leasehold improvements	76,076	1,086	69,646	(242)	(62,035)	10,237	94,768
Equipment and vehicles	148,826	102,974	246	(795)	(97,423)	31	153,859
Construction in-progress	12,187	229,765	(160,684)	—	—	—	81,268
Finance lease assets	5,229	9,640	—	—	(3,948)	—	10,921

	3,015,594	343,589	(42,707)	(5,807)	(193,334)	10,331	3,127,666

	2017
(In millions of Korean won)	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	2,059,956	16,647	(104,345)	(19)	—	(27)	1,972,212
Buildings	825,958	—	5,838	(1,023)	(29,647)	(62)	801,064
Leasehold improvements	63,656	586	57,548	(757)	(57,896)	12,939	76,076
Equipment and vehicles	155,847	90,502	—	(170)	(97,134)	(219)	148,826
Construction in-progress	4,013	110,345	(102,160)	—	—	(11)	12,187
Finance lease assets	7,961	678	—	—	(3,410)	—	5,229

	3,117,391	218,758	(143,119)	(1,969)	(188,087)	12,620	3,015,594

[1]	Including transfers from investment properties and assets held for sale.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

2018
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

(In millions of Korean won)

2018
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

Details of investment properties as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	166,737	—	166,737
Buildings	107,554	(16,367)	91,187

	274,291	(16,367)	257,924

	2017
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	205,723	—	205,723
Buildings	152,841	(21,064)	131,777

	358,564	(21,064)	337,500

The valuation technique and input variables that are used to measure the fair value of investment property as at December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Fair Value	Valuation technique	Inputs
Land and Buildings	57,025	Cost approach value	- Price per square meter - Replacement cost
	229,450	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As at December 31, 2018 and 2017, fair values of the investment properties amount to ~~W~~ 286,475 million and ~~W~~ 366,811 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Rental income from the above investment properties for the years ended December 31, 2018 and 2017, amounts to ~~W~~ 18,162 million and ~~W~~ 17,714 million, respectively.

Changes in investment properties for the years ended December 31, 2018 and 2017, are as follows:

		2018
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Disposal	Depreciation	Ending
Land	205,723	—	17,069	(56,055)	—	166,737
Buildings	131,777	179	13,349	(50,872)	(3,246)	91,187

	337,500	179	30,418	(106,927)	(3,246)	257,924

	2017
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	230,254	—	(24,531)	—	205,723
Buildings	142,626	262	(6,326)	(4,785)	131,777

	372,880	262	(30,857)	(4,785)	337,500

15. Intangible Assets

Details of intangible assets as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	(1,202)	65,288
Other intangible assets	935,208	(771,182)	(5,106)	158,920

	1,001,698	(771,182)	(6,308)	224,208

	2017
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	(1,202)	65,288
Other intangible assets	878,285	(722,368)	(3,597)	152,320

	944,775	(722,368)	(4,799)	217,608

Details of goodwill as at December 31, 2018 and 2017, are as follows:

	2018		2017
(In millions of Korean won)	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Housing & Commercial Bank	65,288	65,288	65,288	65,288
KB Cambodia Bank	1,202	—	1,202	—

	66,490	65,288	66,490	65,288

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in goodwill for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisition	Disposal	Impairment loss	Ending
Housing & Commercial Bank	65,288	—	—	—	65,288

	65,288	—	—	—	65,288

	2017
(In millions of Korean won)	Beginning	Acquisition	Disposal	Impairment loss	Ending
Housing & Commercial Bank	65,288	—	—	—	65,288
KB Cambodia Bank	1,202	—	—	(1,202)	—

	66,490	—	—	—	65,288

Changes in accumulated impairment losses for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(1,202)	—	—	—	(1,202)

(In millions of Korean won)	2017
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	—	(1,202)	—	—	(1,202)

Details of allocation of goodwill to cash-generating units and related information for impairment testing as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Retail Banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeded carrying amount	4,281,676	2,875,939	7,157,615
Discount rate (%)	15.51	15.74
Permanent growth rate (%)	1.00	1.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking, Corporate Banking. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,858	(1,608)	—	250
Software	769,244	(673,475)	—	95,769
Other intangible assets	129,975	(77,129)	(5,106)	47,740
Finance leases assets	34,131	(18,970)	—	15,161

	935,208	(771,182)	(5,106)	158,920

	2017
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,784	(1,503)	—	281
Software	713,034	(624,399)	—	88,635
Other intangible assets	137,361	(82,899)	(3,597)	50,865
Finance leases assets	26,106	(13,567)	—	12,539

	878,285	(722,368)	(3,597)	152,320

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	281	58	—	(89)	—	250
Software	88,635	45,839	—	(38,707)	2	95,769
Other intangible assets	50,865	7,160	(2,825)	(5,710)	(1,750)	47,740
Finance leases assets	12,539	8,024	—	(5,402)	—	15,161

	152,320	61,081	(2,825)	(49,908)	(1,748)	158,920

	2017
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	136	244	(8)	(103)	12	281
Software	83,761	37,725	—	(32,779)	(72)	88,635
Other intangible assets	43,998	13,429	(306)	(6,099)	(157)	50,865
Finance leases assets	16,329	793	—	(4,583)	—	12,539

	144,224	52,191	(314)	(43,564)	(217)	152,320

Changes in accumulated impairment losses on other intangible assets for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(3,597)	(1,806)	31	266	(5,106)

	2017
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(4,179)	—	35	547	(3,597)

From 2018, the Group has to pay the fine, if the actual emission exceeds the targeted emission amount; therefore, the emission rights (intangible asset) do not occur even if it is below the targeted emission amount.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in emission rights for the year ended December 31, 2017, are as follows:

	Applicable under 2016		Applicable under 2017		Total
(KAU, in millions of Korean won)	Quantity	Carrying amount	Quantity	Carrying amount	Quantity	Carrying amount
Beginning	99,283	—	104,920	—	204,203	—
Additional allocation	578	—	17,046	—	17,624	—
Borrowings of emission permits	18,306	—	(18,306)	—	—	—
Surrender of emission permits	(117,484)	—	—	—	(117,484)	—
Revocation of allocation	(683)	—	(398)	—	(1,081)	—

Ending	—	—	103,262	—	103,262	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	62,179	—	62,179
Impairment losses on property and equipment	4,132	—	4,132
Share-based payments	11,868	—	11,868
Provisions for guarantees	20,298	—	20,298
Gains on valuation of derivatives	—	(13,188)	(13,188)
Present value discount	—	(34)	(34)
Losses on fair value hedged item	—	(25,873)	(25,873)
Accrued interest	—	(41,687)	(41,687)
Deferred loan origination fees and costs	—	(139,697)	(139,697)
Gains on revaluation	—	(286,739)	(286,739)
Investments in subsidiaries and associates	29,410	(67,358)	(37,948)
Gains on valuation of security investment	—	(53,384)	(53,384)
Defined benefit liabilities	387,667	—	387,667
Accrued expenses	202,220	—	202,220
Retirement insurance expense	—	(343,176)	(343,176)
Adjustments to the prepaid contributions	—	(19,033)	(19,033)
Others	183,561	(28,902)	154,659

	901,335	(1,019,071)	(117,736)
Offsetting of deferred income tax assets and liabilities	(898,204)	898,204	—

	3,131	(120,867)	(117,736)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	71,870	—	71,870
Impairment losses on property and equipment	5,411	—	5,411
Interest on equity index-linked deposits	43	—	43
Share-based payments	17,014	—	17,014
Provisions for guarantees	24,341	—	24,341
Gains on valuation of derivatives	—	(19,239)	(19,239)
Present value discount	—	(58)	(58)
Losses on fair value hedged item	—	(15,698)	(15,698)
Accrued interest	—	(43,328)	(43,328)
Deferred loan origination fees and costs	—	(131,911)	(131,911)
Gains on revaluation	—	(306,344)	(306,344)
Investments in subsidiaries and associates	16,697	(100,238)	(83,541)
Gains on valuation of security investment	21,483	—	21,483
Defined benefit liabilities	332,930	—	332,930
Accrued expenses	128,700	—	128,700
Retirement insurance expense	—	(301,261)	(301,261)
Adjustments to the prepaid contributions	—	(16,236)	(16,236)
Others	164,322	(18,579)	145,743

	782,811	(952,892)	(170,081)
Offsetting of deferred income tax assets and liabilities	(780,761)	780,761	—

	2,050	(172,131)	(170,081)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of

~~W~~ 42,404 million associated with investments in subsidiaries and associates as at December 31, 2018, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

As at December 31, 2018, no deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as in 2001.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of

~~W~~ 8,938 million associated with investments in subsidiaries and associates as at December 31, 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of

~~W~~ 363 million and ~~W~~ 15,029 million associated with accrued expenses and others, respectively, as at December 31, 2018, due to the uncertainty that these will be realized in the future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in cumulative temporary differences for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning[1]	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	256,282	256,282	226,103	226,103
Impairment losses on property and equipment	19,678	19,678	15,027	15,027
Interest on equity index-linked deposits	155	155	—	—
Share-based payments	61,870	61,870	43,156	43,156
Provisions for guarantees	98,294	98,294	73,809	73,809
Loss on SPE repurchase	80,204	80,204	—	—
Investment in subsidiaries and associates	81,336	13,835	48,382	115,883
Gains on valuation of security investment	75,642	75,642	—	—
Defined benefit liabilities	1,210,654	114,562	313,608	1,409,700
Accrued expenses	467,999	467,999	735,712	735,712
Others	881,600	353,386	154,307	682,521

	3,233,714	1,541,907	1,610,104	3,301,911

Unrecognized deferred income tax assets
Accrued expenses	—			363
Loss on SPE repurchase	80,204			—
Investment in subsidiaries and associates	18,084			8,938
Others	12,500			15,030

	3,122,926			3,277,580
Tax rate (%)[2]	27.50			27.50

Total deferred income tax assets from deductible temporary differences	858,805			901,335

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2018
(In millions of Korean won)	Beginning[1]	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(57,083)	(57,083)	(94,085)	(94,085)
Accrued interest	(157,556)	(116,532)	(110,564)	(151,588)
Deferred loan origination fees and costs	(479,671)	(479,671)	(507,988)	(507,988)
Gains on valuation of derivatives	(52,764)	(52,764)	(47,956)	(47,956)
Present value discount	(209)	(209)	(124)	(124)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,113,979)	(71,292)	—	(1,042,687)
Investment in subsidiaries and associates	(370,348)	(130,476)	(47,472)	(287,344)
Gains on valuation of security investment	—	—	(194,124)	(194,124)
Retirement insurance expense	(1,095,495)	(82,468)	(234,884)	(1,247,911)
Adjustments to the prepaid contributions	(59,040)	(59,040)	(69,212)	(69,212)
Others	(72,737)	(12,708)	(45,069)	(105,098)

	(3,524,170)	(1,062,243)	(1,351,478)	(3,813,405)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(4,901)			(42,404)

	(3,453,981)			(3,705,713)
Tax rate (%) [2]	27.50			27.50

Total deferred income tax liabilities from taxable temporary differences	(949,845)			(1,019,071)

[1]	Restated based on Korean IFRS 1109.
[2]	As the corporate tax rate was changed due to the revision of the tax law at the end of 2017, deferred tax assets (liabilities) expected to be realized after 2018 are calculated using 27.5%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	291,350	291,350	261,346	261,346
Impairment losses on property and equipment	20,812	20,812	19,678	19,678
Interest on equity index-linked deposits	168	168	155	155
Share-based payments	43,008	43,008	61,870	61,870
Provisions for guarantees	126,319	126,319	88,512	88,512
Loss on SPE repurchase	80,204	—	—	80,204
Investment in subsidiaries and associates	814,685	801,876	64,499	77,308
Gains on valuation of security investment	282,872	282,872	78,120	78,120
Defined benefit liabilities	1,239,914	205,084	175,824	1,210,654
Accrued expenses	959,532	959,532	467,999	467,999
Others	759,606	219,134	70,541	611,013

	4,618,470	2,950,155	1,288,544	2,956,859

Unrecognized deferred income tax assets
Loss on SPE repurchase	80,204			80,204
Investment in subsidiaries and associates	788,196			18,084
Others	21,797			12,500
	3,728,273			2,846,071
Tax rate (%)	24.20			27.50

Total deferred income tax assets from deductible temporary differences	903,002			782,811

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(59,235)	(59,235)	(57,083)	(57,083)
Accrued interest	(181,165)	(136,158)	(112,549)	(157,556)
Deferred loan origination fees and costs	(497,149)	(497,149)	(479,677)	(479,677)
Gains on valuation of derivatives	(42,294)	(42,294)	(69,960)	(69,960)
Present value discount	(92)	(92)	(209)	(209)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,119,379)	(5,399)	—	(1,113,980)
Investment in subsidiaries and associates	(387,268)	(71,768)	(52,887)	(368,387)
Retirement insurance expense	(1,119,041)	(170,469)	(146,923)	(1,095,495)
Adjustments to the prepaid contributions	(62,569)	(61,034)	(57,505)	(59,040)
Others	(84,577)	(28,893)	(11,898)	(67,582)

	(3,618,057)	(1,072,491)	(988,691)	(3,534,257)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(17,205)			(4,901)

	(3,535,564)			(3,464,068)
Tax rate (%)	24.20			27.50

Total deferred income tax liabilities from taxable temporary differences	(855,330)			(952,892)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

17. Other Assets

Details of other assets as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other financial assets
Other receivables	1,921,593	3,570,556
Accrued income	793,340	777,629
Guarantee deposits	1,019,169	1,041,519
Domestic exchange settlement debits	476,349	944,697
Others	11,843	59,294
Allowances for loan losses	(21,775)	(50,823)
Present value discount	(1,322)	(1,409)

	4,199,197	6,341,463

Other non-financial assets
Other receivables	61	49
Prepaid expenses	130,432	108,685
Guarantee deposits	3,061	3,131
Others	74,649	68,829
Allowances on other assets	(16,992)	(22,575)

	191,211	158,119

	4,390,408	6,499,582

Changes in allowances for loan losses on other assets for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning[1]	54,190	22,575	76,765
Provision	1,179	(3,720)	(2,541)
Written-off	(34,773)	(1,863)	(36,636)
Others	1,179	—	1,179

Ending	21,775	16,992	38,767

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	60,062	23,305	83,367
Provision	2,042	1,239	3,281
Written-off	(12,413)	(1,969)	(14,382)
Others	1,132	—	1,132

Ending	50,823	22,575	73,398

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

18. Assets Held for Sale

Details of assets held for sale as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	16,048	(3,442)	12,606	16,552
Buildings	9,054	(4,708)	4,346	4,403

	25,102	(8,150)	16,952	20,955

	2017
(In millions of Korean won)	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	133,445	(1,492)	131,953	251,520
Buildings	34,862	(11,309)	23,553	24,548

	168,307	(12,801)	155,506	276,068

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as at December 31, 2018, are as follows:

		2018
(In millions of Korean won)	Fair value	Valuation technique[1]	Unobservable inputs[2]	Estimated range of unobservable inputs(%)	Effect of unobservable inputs on fair value
			Adjustment index	0.30 ~ 1.08	Fair value increases as the adjustment index rises Fair value
Land and buildings	20,955	Market comparison approach model and others	Adjustment ratio	-20.00 ~ 0.00	decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index, the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)
2018
Beginning	Provision	Reversal	Others	Ending
(12,801)	(5,281)	286	9,646	(8,150)

(In millions of Korean won)
2018
Beginning	Provision	Reversal	Others	Ending
(13,935)	(16,994)	5,138	12,990	(12,801)

As at December 31, 2018, assets held for sale consist of eight real estates of closed offices, which were committed to sell by the management, but not yet sold as at December 31, 2018. Negotiation with buyers is in process for the two assets and the remaining six assets are also being actively marketed.

19. Deposits

Details of deposits as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Demand deposits
Demand deposits in Korean won	112,746,957	111,232,743
Demand deposits in foreign currencies	6,242,996	6,677,710

	118,989,953	117,910,453

Time deposits
Time deposits in Korean won	144,387,450	126,778,455
Time deposits in foreign currencies	5,664,671	4,622,516
Fair value adjustments on fair value hedged time deposits in foreign currencies	(89,265)	(51,033)

	5,575,406	4,571,483

	149,962,856	131,349,938

Certificates of deposits	3,531,719	3,218,540

	272,484,528	252,478,931

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

20. Debts

Details of debts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Borrowings	16,689,574	14,114,645
Bonds sold under repurchase agreements and others	444,066	710,370
Call money	362,415	985,738

	17,496,055	15,810,753

Details of borrowings as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2018	2017
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	1,672,714	1,888,880
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00	1,745,939	1,726,543
	Borrowings from non- banking financial institutions	Korea Development Bank	0.22 ~ 2.70	372,853	342,376
	Other borrowings	Korea Development Bank and others	0.00 ~ 3.90	3,965,534	3,300,884

				7,757,040	7,258,683

Borrowings in foreign currencies	Due to banks	Bank of America N.A. and others	—	13,353	19,820
	Borrowings from banking institutions	Central Bank of Uzbekistan and others	0.00 ~ 3.53	7,110,028	5,463,262
	Borrowings from other financial institutions	Export Import Bank of Korea and others	3.20 ~ 3.94	18,725	76,134
	Other borrowings in foreign currencies	Standard Chartered Bank and others	—	1,790,428	1,296,746

				8,932,534	6,855,962

				16,689,574	14,114,645

Details of bonds sold under repurchase agreements and others as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2018	2017
Bonds sold under repurchase agreements	Individuals, groups, corporations	1.23~1.73	436,471	700,466
Bills sold	Counter sale	0.10~1.20	7,595	9,904

			444,066	710,370

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of call money as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2018	2017
Call money in Korean	—	—	—	577,100
won Call money in foreign currencies	Standard Chartered Bank and others	2.42~4.70	362,415	408,638

			362,415	985,738

21. Debentures

Details of debentures as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2018	2017
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	34,320	135,800
Subordinated fixed rate debentures	2.96 ~ 4.35	3,422,729	2,888,411
Fixed rate debentures	1.48 ~ 2.44	15,024,545	13,236,365
Floating rate debentures	1.72 ~ 1.77	640,000	—

		19,121,594	16,260,576

Fair value adjustments on fair value hedged debentures in Korean won		19,252	19,891
Discount on debentures in Korean won		(11,792)	(36,920)

		19,129,054	16,243,547

Debentures in foreign currencies
Floating rate debentures	0.00 ~ 3.72	1,344,628	835,692
Fixed rate debentures	1.63 ~ 3.63	2,725,700	2,142,800

		4,070,328	2,978,492

Fair value adjustments on fair value hedged debentures in foreign currencies		(24,073)	(25,941)
Discount on debentures in foreign currencies		(11,724)	(12,300)

		4,034,531	2,940,251

		23,163,585	19,183,798

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in debentures based on face value for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	135,800	—	(101,480)	—	34,320
Subordinated fixed rate debentures	2,888,411	600,000	(65,682)	—	3,422,729
Fixed rate debentures	13,236,365	11,761,400	(9,973,220)	—	15,024,545
Floating rate debentures	—	640,000	—	—	640,000

	16,260,576	13,001,400	(10,140,382)	—	19,121,594

Debentures in foreign currencies
Floating rate debentures	835,692	725,638	(274,130)	57,428	1,344,628
Fixed rate debentures	2,142,800	493,022	—	89,877	2,725,699

	2,978,492	1,218,660	(274,130)	147,305	4,070,327

	19,239,068	14,220,060	(10,414,512)	147,305	23,191,921

	2017
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	337,500	—	(201,700)	—	135,800
Subordinated fixed rate debentures	3,196,993	—	(308,582)	—	2,888,411
Fixed rate debentures	7,259,095	12,198,200	(6,220,930)	—	13,236,365
Floating rate debentures	680,000	—	(680,000)	—	—

	11,473,588	12,198,200	(7,411,212)	—	16,260,576

Debentures in foreign currencies
Floating rate debentures	700,930	884,239	(670,236)	(79,241)	835,692
Fixed rate debentures	2,803,721	568,150	(945,394)	(283,677)	2,142,800

	3,504,651	1,452,389	(1,615,630)	(362,918)	2,978,492

	14,978,239	13,650,589	(9,026,842)	(362,918)	19,239,068

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

22. Provisions

Details of provisions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Provisions for unused loan commitments	103,882	106,963
Provisions for acceptances and guarantees	73,897	88,808
Provisions for asset retirement obligation	95,396	85,575
Others	35,199	76,846

	308,374	358,192

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Provisions for unused loan commitments			Provisions for acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning[1]	74,885	27,178	—	40,277	39,628	18,744
Transfer between stages
Transfer to 12-month expected credit losses	10,001	(9,935)	(66)	661	(661)	—
Transfer to lifetime expected credit losses	(7,701)	7,784	(83)	(534)	676	(142)
Impairment	(201)	(667)	867	(6)	(87)	93
Provision (reversal) for loan losses	(2,204)	4,377	(718)	(14,515)	(10,174)	(898)
Others (effects of changes in foreign exchange rate, etc.)	207	158	—	408	243	184

Ending	74,987	28,895	—	26,291	29,625	17,981

1 Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Provisions for unused loan commitments	Provisions for acceptances and guarantees	Total
Beginning	124,991	126,428	251,419
Effects of changes in foreign exchange rate	(1,317)	(3,370)	(4,687)
Reversal	(16,711)	(34,250)	(50,961)

Ending	106,963	88,808	195,771

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in provisions for asset retirement obligation for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Beginning	85,575	77,810
Increase	1,780	2,778
Reversal	(154)	(336)
Used	(2,534)	(6,712)
Unwinding of discount	2,305	1,746
Effects of changes in foreign exchange rate	8,424	10,289

Ending	95,396	85,575

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2018 and 2017, are as follows:

2018
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities[1]	Greenhouse Gas Emission liabilities	Others	Total
Beginning	138	5,050	7,482	2,218	177	62,137	77,202
Provision (Reversal)	111	2,657	184	173	(177)	(10,620)	(7,672)
Used and Others	(188)	(3,332)	(1,188)	—	—	(29,623)	(34,331)

Ending	61	4,375	6,478	2,391	—	21,894	35,199

[1]	Restated based on Korean IFRS 1109.

2017
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Greenhouse Gas Emission liabilities[1]	Others	Total
Beginning	115	50,396	8,537	1,870	358	34,779	96,055
Provision (Reversal)	185	5,133	1,390	(8)	(181)	27,781	34,300
Used and Others	(162)	(50,479)	(2,445)	—	—	(423)	(53,509)

Ending	138	5,050	7,482	1,862	177	62,137	76,846

[1]	As at December 31, 2017, the estimated greenhouse gas emission is 112,121 tons.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

- The Group has the obligation to pay the agreed benefits to all its current and former employees.

- Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary growth rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,318,665	(1,310,097)	8,568
Current service cost	136,279	—	136,279
Past service cost[1]	26,663	—	26,663
Interest expense (income)	37,568	(37,327)	241
Remeasurements :
-Actuarial loss arising from experience adjustment	26,780	—	26,780
—Actuarial loss arising from changes in demographic assumptions	9,775	—	9,775
—Actuarial loss arising from changes in financial assumptions	77,611	—	77,611
-Return on plan assets (excluding amounts included in interest income)	—	17,967	17,967
Contributions	—	(133,000)	(133,000)
Payments from plans (benefit payments)	(77,785)	77,785	—
Payments from the Group	(4,476)	—	(4,476)
Transfer in	2,677	(2,497)	180
Transfer out	(4,682)	4,682	—
Effects of changes in foreign exchange rate	17	—	17

Ending	1,549,092	(1,382,487)	166,605

[1]	The amount of ~~W~~22,306 million was transferred from other provisions as at December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,380,236	(1,309,069)	71,167
Current service cost	141,486	—	141,486
Past service cost	4,185	—	4,185
Interest expense (income)	30,159	(28,360)	1,799
Remeasurements :
-Actuarial loss arising from experience adjustment	11,520	—	11,520
—Actuarial gain arising from changes in financial assumptions	(42,579)	—	(42,579)
-Return on plan assets (excluding amounts included in interest income)	—	12,356	12,356
Contributions	—	(187,500)	(187,500)
Payments from plans (benefit payments)	(199,522)	199,522	—
Payments from the Group	(3,978)	—	(3,978)
Transfer in	2,744	(2,608)	136
Transfer out	(5,562)	5,562	—
Effects of changes in foreign exchange rate	(24)	—	(24)

Ending	1,318,665	(1,310,097)	8,568

Details of the net defined benefit liabilities as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Present value of defined benefit obligation	1,549,092	1,318,665
Fair value of plan assets	(1,382,487)	(1,310,097)

Net defined benefit liabilities	166,605	8,568

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Current service cost	136,279	141,486
Past service cost	4,357	4,185
Interest expenses of net defined benefit liabilities	241	1,799

Total	140,877	147,470

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Remeasurements:
- Actuarial gain arising from changes in demographic assumptions	(9,775)	—
- Actuarial loss arising from experience adjustment	(26,780)	(11,520)
- Actuarial gain arising from changes in financial assumptions	(77,611)	42,579
- Return on plan assets (excluding amounts included in interest income)	(17,967)	(12,356)
Income tax effects	36,336	(4,526)

Remeasurements after income tax	(95,797)	14,177

Details of fair value of plan assets as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,382,487	1,382,487

	2017
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,310,097	1,310,097

Key actuarial assumptions used as at December 31, 2018 and 2017, are as follows:

	Ratio (%)
	2018	2017
Discount rate	2.30	2.90
Salary growth rate	3.75	3.75
Turnover	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as at December 31, 2018, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5% p	4.18% decrease	4.49% increase
Salary growth rate	0.5% p	4.12% increase	3.89% decrease
Turnover	0.5% p	0.39% decrease	0.41% increase

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as at December 31, 2018, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	34,207	83,204	465,152	937,292	2,708,298	4,228,153

The weighted average duration of the defined benefit obligations is 8.86 years.

Expected contributions to plan assets for the period after December 31, 2018, are estimated to be approximately ~~W~~ 150,000 million.

24. Other Liabilities

Details of other liabilities as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other financial liabilities
Other payables	2,253,535	4,006,412
Prepaid card and debit cards	2,351	2,018
Accrued expenses	2,679,685	2,356,270
Financial guarantee liabilities	29,867	24,337
Deposits for letter of guarantees and others	156,364	351,455
Domestic exchange settlement credits	1,679,914	39,445
Foreign exchanges settlement credits	102,187	124,728
Borrowings from other business accounts	13,166	5,408
Payables to trust accounts	5,285,108	5,018,031
Liabilities incurred from agency relationship	605,076	518,955
Account for agency businesses	460,949	257,760
Others	29,202	28,535

	13,297,404	12,733,354

Other non-financial liabilities
Other payables	847,347	384,875
Unearned revenue	48,188	50,139
Accrued expenses	450,493	324,694
Withholding taxes	93,856	145,921
Others	78,776	104,583

	1,518,660	1,010,212

	14,816,064	13,743,566

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

25. Equity

25.1 Capital Stock

Details of outstanding shares as at December 31, 2018 and 2017, are as follows:

	Ordinary shares
	2018	2017
Number of shares authorized	1,000,000,000	1,000,000,000
Face value per share (in Korean won)	5,000	5,000
Number of shares	404,379,116	404,379,116
Capital stock[1]	2,021,896	2,021,896

[1]	In millions of Korean won.

25.2 Capital Surplus

Details of capital surplus as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Paid-in capital in excess of face value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other capital surplus	39,473	40,378

	5,218,788	5,219,693

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Remeasurements of net defined benefit liabilities	(175,698)
Currency translation differences	(10,328)
Net losses on debt instruments at fair value through other comprehensive income	22,475
Net gains on equity instruments at fair value through other comprehensive income	302,014
Share of other comprehensive income of associates	(3,259)
Gains on cash flow hedging instruments	11,539
Losses on hedges of a net investment in a foreign operations	(30,959)

115,784

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Remeasurements of net defined benefit liabilities	(79,902)
Currency translation differences	(39,597)
Gains on valuation of available-for-sale financial assets	791,153
Share of other comprehensive income of associates	4,262
Gains on cash flow hedging instruments	7,751
Losses on hedges of a net investment in a foreign operations	(5,573)

678,094

25.4 Retained Earnings

Retained earnings as at December 31, 2018 and 2017, consist of:

(In millions of Korean won)	2018	2017
Legal reserves	2,034,015	2,033,716
Regulatory reserve for credit losses	2,150,772	2,001,063
Voluntary reserves	12,522,628	11,044,972
Retained earnings before appropriation	2,603,983	2,324,000

	19,311,398	17,403,751

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Group’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Details of the regulatory reserve for credit losses as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Beginning	2,150,772	2,001,063
Amounts estimated to be appropriated	140,247	149,709

Ending	2,291,019	2,150,772

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Adjustments to the regulatory reserve for credit losses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Provision of regulatory reserve for credit losses[1]	247,207	149,709
Adjusted profit after provision of regulatory reserve for credit losses[2]	2,011,991	2,024,996

[1]

The amount expected to be appropriated is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is calculated on the assumption that expected provision of regulatory reserve for credit losses which is measured in accordance with Banking Supervision Regulations would be reflected in net profit for the periods without consideration of income tax effect.

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Interest income
Securities at fair value through profit or loss	214,455
Loans at fair value through profit or loss	7,850
Securities at fair value through other comprehensive income	502,093
Loans at fair value through other comprehensive income	2,138
Due from financial institutions at amortized cost	68,029
Securities at amortized cost	320,361
Loans at amortized cost	8,798,656
Others	106,306

10,019,888

Interest expense
Deposits	3,019,866
Debts	319,017
Debentures	501,892
Others	78,391

3,919,166

Net interest income	6,100,722

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017[1]
Interest income
Due from financial institutions	72,959
Loans	7,503,022
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	170,469
Financial investments
Available-for-sale financial assets	389,570
Held-to-maturity financial assets	276,756
Others	96,117

8,508,893

Interest expense
Deposits	2,300,198
Debts	219,743
Debentures	369,224
Others	54,944

2,944,109

Net interest income	5,564,784

[1]	Interest income for the year ended December 31, 2017 has been restated according to changes in accounting policy concerning interest income reclassification.

Interest income recognized on impaired loans is ~~W~~ 23,355 million (December 31, 2017: ~~W~~ 30,886 million) for the years ended December 31, 2018.

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Fee and commission income
Banking activity fees	209,499	194,624
Lending activity fees	73,005	73,549
Credit card related fees	1,030	1,279
Debit card related fees and commissions	554	649
Agent activity fees	312,497	350,037
Trust and other fiduciary fees	287,385	305,989
Guarantee fees	32,423	29,419
Foreign currency related fees	92,140	93,096
Security activity commissions	146,883	176,209
Other business account commission on consignment	36,947	33,793
Others	230,428	212,836

	1,422,791	1,471,480

Fee and commission expense
Trading activity related fees[1]	12,427	13,277
Lending activity fees	30,661	27,510
Credit card related fees	18,478	1,888

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Outsourcing related fees	78,986	60,753
Foreign currency related fees	21,402	19,410
Management fees of written-off loans	12,680	10,359
Contributions to external institutions	23,949	25,037
Others	101,460	88,557

	300,043	246,791

Net fee and commission income	1,122,748	1,224,689

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

28. Net Gains or Losses from Financial Assets/Liabilities at Fair Value through Profit or Loss

28.1 Net Gains or Losses from Financial Assets/Liabilities at Fair Value through Profit or Loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of dividend income and gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	249,860
Equity instruments	31,327

281,187

Derivatives held for trading
Interest rate	1,509,811
Currency	3,463,934
Stock or stock index	7,048
Others	987

4,981,780

Financial liabilities at fair value through profit or loss	377
Other financial instruments	22

5,263,366

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	169,248
Equity instruments	37,844

207,092

Derivatives held for trading
Interest rate	1,554,325
Currency	3,169,608
Stock or stock index	4,473
Others	1,210

4,729,616

Financial liabilities at fair value through profit or loss	203
Other financial instruments	60

4,936,971

Net gains or losses from financial assets/liabilities at fair value through profit or loss	326,395

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017[1]
Gains related to financial instruments held for trading
Financial assets held for trading
Debt instruments	27,652
Equity instruments	24,142
51,794

Derivatives held for trading
Interest rate	1,203,802
Currency	5,494,382
Stock or stock index	496
Others	1,658

6,700,338

Financial liabilities held for trading	78
Other financial instruments	109

6,752,319

Losses related to financial instruments held for trading
Financial assets held for trading
Debt instruments	79,391
Equity instruments	6,396

85,787

Derivatives held for trading
Interest rate	1,163,749
Currency	5,573,651
Stock or stock index	3,088
Others	2,647

6,743,135

Financial liabilities held for trading	125
Other financial instruments	117

6,829,164

Net gains or losses from financial instruments held for trading	(76,845)

[1]	Interest income for the year ended December 31, 2017 has been restated according to changes in accounting policy concerning interest income reclassification.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions.

There is no financial instruments designated at fair value through profit or loss for the year ended December 31, 2018.

Details of net gains or losses on financial instruments designated at fair value through profit or loss for the year ended December 31, 2017 are as follows:

(In millions of Korean won)	2017
Gains from financial assets designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	6,022
Losses from financial assets designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	384
Net gains or losses from financial assets designated at fair value through profit or loss	5,638

29. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Other operating income
Revenue related to financial assets at fair value through other comprehensive income
Gains on redemption of the securities at fair value through other comprehensive income	230
Gains on sale of the securities at fair value through other comprehensive income	94,984

95,214

Revenue related to financial assets at amortized cost Gains on sale of loans at amortized cost	15,691

15,691

Gains on foreign exchange transactions	1,147,691
Dividend income	38,937
Others	86,307

1,383,840

Other operating expense
Expenses related to financial assets at fair value through other comprehensive income
Losses on sale of the securities at fair value through other comprehensive income	7,135

7,135

Expenses related to financial assets at amortized cost Losses on sale of loans at amortized cost	6,674

6,674

Losses on foreign exchanges transactions	1,211,920
Others	854,597

2,080,326

Net other operating expense	(696,486)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	5
Gains on sale of available-for-sale financial assets	90,568

90,573
Gains on foreign exchange transactions	2,257,371
Dividend income	112,781

Others	91,854

2,552,579

Other operating expense
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets	147,558

Impairment losses on available-for-sale financial assets	12,405

159,963

Losses on foreign exchange transactions	1,909,984

Others	770,719

2,840,666

Net other operating expense	(288,087)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Employee Benefits
Salaries and short-term employee benefits - salaries	1,522,003	1,531,078
Salaries and short-term employee benefits - welfare expense	652,781	644,881
Post-employment benefits - defined benefit plans	140,877	147,470
Post-employment benefits - defined contribution plans	6,719	3,594
Termination benefits	209,737	151,172
Share-based payments	4,051	33,148

	2,536,168	2,511,343

Depreciation and amortization	246,488	236,436

Other general and administrative expenses
Rental expense	259,194	233,780
Tax and dues	108,389	97,786
Communication	23,163	22,281
Electricity and utilities	21,641	22,093
Publication	9,771	11,338
Repairs and maintenance	11,263	11,193
Vehicle	7,367	7,074
Travel	4,096	4,307
Training	17,521	16,764
Service fees	107,678	92,478
Others	414,256	398,949

	984,339	918,043

	3,766,995	3,665,822

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

30.2 Share-based Payments

30.2.1 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

Details of the share grants as at December 31, 2018, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1,2]	Vesting conditions
Series 69	2017.01.01	173,030	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Series 71	2017.08.26	4,372	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Series 72	2017.08.28	5,601	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Series 73	2017.11.21	27,786	Service provision, TSR 30~50%, EPS and Asset Quality 50~70%
Series 74	2018.01.01	190,536	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Deferred grant in 2015	—	33,050
Deferred grant in 2016	—	110,967
Deferred grant in 2017	—	139,697

		685,039

[1]

Granted shares in relation to Series 69, 71 ~ 74 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.

[2]	Certain percentages among the granted shares are deferred for over three years to five years from the time of initial exercising.

Details of share grants linked to short-term performance as at December 31, 2018, are as follows:

Share grants[1]	Grant date	Number of vested shares	Vesting conditions
Granted shares for 2015	2015.01.01	58,366	Vested
Granted shares for 2016	2016.01.01	83,794	Vested
Granted shares for 2017	2017.01.01	80,331	Vested
Granted shares for 2018	2018.01.01	109,871	Proportion to service period

[1]

Options are given to the executives and employees during the year for deferred payment schedule (after the retirement date), payment proportion and payment period. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2018, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 69	0.00~5.00	1.75%	40,224~47,153	40,224~47,153
Series 71	1.00~4.00	1.75%	41,473~45,236	41,473~45,236
Series 72	1.00~4.00	1.75%	41,473~45,236	41,473~45,236
Series 73	0.89~3.89	1.75%	41,614~45,382	41,614~45,382
Series 74	1.00~6.00	1.75%	38,510~44,580	39,077~45,236
Grant deferred in 2015	0.00~3.00	1.75%	—	42,682~47,153
Grant deferred in 2016	0.00~5.00	1.75%	—	40,224~47,153
Grant deferred in 2017	0.00~4.00	1.75%	—	41,473~47,153
Linked to short-term performance
Share granted in 2015	0.00~5.00	1.75%	—	40,224~47,153
Share granted in 2016	0.00~6.00	1.75%	—	39,077~47,153
Share granted in 2017	0.00~6.00	1.75%	—	39,077~47,153
Share granted in 2018	1.00~6.00	1.75%	—	39,077~45,236

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as at December 31, 2018, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As at December 31, 2018 and 2017, the accrued expenses related to share-based payments, including share grants, amounted to ~~W~~ 40,873 million and ~~W~~ 58,897 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 4,051 million and ~~W~~ 33,148 million were incurred during the years ended December 31, 2018 and 2017, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

30.2.2 Mileage Stock

Details of Mileage Stock as at December 31, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years)[1]	Number of exercisable shares[2]
Share granted in 2016	2016.01.23	33,829	0.00~0.06	12,334
	2016.04.29	60	0.00~0.33	21
	2016.07.07	280	0.00~0.52	62
	2016.07.18	767	0.00~0.55	—
	2016.08.03	107	0.00~0.59	38
	2016.08.17	51	0.00~0.63	23
	2016.08.30	256	0.00~0.66	168
	2016.09.06	206	0.00~0.68	103
	2016.10.07	105	0.00~0.77	69
	2016.11.01	118	0.00~0.84	24
	2016.12.07	211	0.00~0.93	96
	2016.12.08	43	0.00~0.94	32
	2016.12.15	12	0.00~0.96	12
	2016.12.20	309	0.00~0.97	169
	2016.12.28	76	0.00~0.99	40
	2016.12.30	210	0.00~1.00	79
Share granted in 2017	2017.01.09	28,925	0.00~1.02	13,198
	2017.02.03	43	0.00~1.09	28
	2017.04.03	82	0.00~1.25	61
	2017.05.22	20	0.00~1.39	20
	2017.07.03	52	0.00~1.50	52
	2017.08.07	29	0.00~1.60	19
	2017.08.08	5	0.00~1.60	2
	2017.08.16	204	0.00~1.62	166
	2017.08.17	40	0.00~1.63	32
	2017.08.24	387	0.00~1.65	323
	2017.09.08	82	0.00~1.69	73
	2017.10.20	9	0.00~1.80	—
	2017.11.01	120	0.00~1.84	103
	2017.11.06	106	0.00~1.85	106
	2017.12.06	105	0.00~1.93	91
	2017.12.26	254	0.00~1.99	215
	2017.12.29	114	0.00~1.99	98
Share granted in 2018	2018.01.10	19,197	0.00~2.03	18,663
	2018.02.12	9	0.00~2.12	9
	2018.04.02	115	0.00~2.25	115
	2018.04.30	86	0.00~2.33	86
	2018.05.08	170	0.00~2.35	166
	2018.06.01	140	0.00~2.42	140
	2018.07.02	180	0.00~2.50	180
	2018.08.07	194	0.00~2.60	194
	2018.08.09	47	0.00~2.61	47
	2018.08.14	30	0.00~2.62	30
	2018.08.16	130	0.00~2.62	130
	2018.09.07	106	0.00~2.68	106

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2018.10.04	129	0.00~2.76	129
2018.11.01	258	0.00~2.84	258
2018.11.06	236	0.00~2.85	236
2018.12.04	21	0.00~2.93	21
2018.12.07	91	0.00~2.93	91
2018.12.03	132	0.00~2.92	132
2018.12.12	64	0.00~2.95	64
2018.12.18	271	0.00~2.96	271
2018.12.19	42	0.00~2.97	42
2018.12.31	127	0.00~3.00	127

	88,992		49,094

1 Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

2 The exercisable shares are assessed based on the stock price as at December 31, 2018. These shares are vested immediately at grant date.

The accrued expenses for share-based payments in regard to mileage stock as at December 31, 2018 and 2017, are ~~W~~ 2,283 million and ~~W~~ 2,973 million, respectively. The compensation costs amounting to ~~W~~ 1,350 million and ~~W~~ 2,378 million were recognized as an expense for the years ended December 31, 2018 and 2017, respectively.

31. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Non-operating income
Gains on disposal in property and equipment and assets held for sale	152,852	3,597
Rental income	26,429	25,063
Others	17,515	42,203

	196,796	70,863

Non-operating expenses
Losses on disposal in property and equipment and assets held for sale	5,590	6,006
Donation	91,943	39,752
Restoration cost	1,854	3,323
Others	53,237	95,249

	152,624	144,330

Net non-operating income (expenses)	44,172	(73,467)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

32. Income Tax Expense

Income tax expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Tax payable
Current tax expense	806,618
Adjustments recognized in the period for current tax of prior years	(4,856)

801,762

Changes in deferred income tax assets (liabilities)	26,696
Income tax expense of overseas branches	6,863
Income tax recognized directly in equity
Net losses on equity instruments at fair value through other comprehensive income	13,660
Net losses on debt instruments at fair value through other comprehensive income	(21,703)
Exchange difference in foreign operation	(9,346)
Remeasurements of net defined benefit liabilities	36,336
Gain on hedges of a net investment in a foreign operations	9,629
Loss on cash flow hedging instruments	(1,437)
Share of other comprehensive income of associates	1,283

28,422

Reclassification of sale of securities at fair value through other comprehensive income	(5,172)
Consolidated tax effect	(31,431)

Tax expense	827,140

(In millions of Korean won)	2017
Tax payable
Current tax expense	342,256
Adjustments recognized in the period for current tax of prior years	(19,160)

323,096

Changes in deferred income tax assets (liabilities)	217,754
Income tax expense of overseas branches	4,721
Income tax recognized directly in equity
Changes in value of available-for-sale financial assets	(82,670)
Exchange difference in foreign operation	11,835
Changes in remeasurements of net defined benefit liabilities	(4,526)
Loss on hedging investment of a net investment in a foreign operation	(8,196)
Loss on cash flow hedging instruments	(2,833)
Share of other comprehensive loss of associates	(1,245)

(87,635)

Consolidated tax effect	(19,346)

Tax expense	438,590

1 The Group did not recognize deferred income tax assets regarding the loss on valuation of JSC Bank Center Credit’s shares due to the low possibility of the disposal of its shares. Notwithstanding, the Group recognized ~~W~~ 158,264 million as the reduction of income tax expenses since the sale of its shares was completed during the year ended December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2018 and 2017, follows:

(In millions of Korean won)	2018	2017
Profit before income tax	3,086,338	2,613,295

Tax at the applicable tax rate[1]	838,381	631,955
Non-taxable income	(2,967)	(189,687)
Non-deductible expense	12,964	8,991
Tax credit and tax exemption	(275)	(296)
Temporary difference for which no deferred tax is recognized	1,112	1,166
Tax supplementary pay (rebate) for tax of prior years	(2,771)	(8,334)
Income tax expense of overseas branch	6,863	4,721
Tax effect of investments in subsidiaries	1,878	21,167
Foreign subsidiary tax rate difference effect	(1,470)	589
Consolidated tax effect	(31,431)	(19,347)
Change in tax rates effect	—	(14,299)
Others	4,856	1,964

Tax expense	827,140	438,590

Tax expense / Profit before income tax (%)	26.80	16.78

[1]

Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion to ~~W~~300 billion is 24.2%, for over ~~W~~300 billion is 27.5% as at December 31, 2018 and ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion is 24.2% as at December 31, 2017.

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Tax payables after offsetting[1,2]	623,867	232,423
Adjustment on consolidated tax payable and others[3]	(31,431)	(19,347)
Accounts payables[4]	(586,699)	(209,533)

Current tax payable	5,737	3,543

[1]	Excludes current tax assets of ~~W~~ 486 million (December 31, 2017: ~~W~~ 486 million) from uncertain tax position, which do not qualify for offsetting.
[2]

Includes income tax payable of ~~W~~ 5,736 million (December 31, 2017: ~~W~~ 3,543 million) under current tax liabilities as at December 31, 2018, which are not to be offset against any income tax refund receivables, such as those of overseas branches.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2018, of ~~W~~1,650 per share, amounting to total dividends of ~~W~~667,226 million, is to be proposed at the annual general shareholder’s meeting on March 21, 2019. The Group’s financial statements as at December 31, 2018, do not reflect this dividend payable.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Beginning[1]	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(79,902)	(132,132)	—	36,336	—	(175,698)
Currency translation differences	(37,711)	21,672	15,057	(9,346)	—	(10,328)
Net gains (losses) on debt instruments at fair value through other comprehensive income	(34,713)	72,415	6,476	(21,703)	—	22,475
Net gains (losses) on equity instruments at fair value through other comprehensive income	338,027	(30,863)	—	13,660	(18,810)	302,014
Share of other comprehensive income of associates	124	(4,666)	—	1,283	—	(3,259)
Gains(losses) on cash flow hedging instruments	7,751	6,980	(1,755)	(1,437)	—	11,539
Gains (losses) on hedges of a net investment in a foreign operations	(5,573)	(22,685)	(12,330)	9,629	—	(30,959)

	188,003	(89,279)	7,448	28,422	(18,810)	115,784

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Classified as assets held for sale	Ending
Remeasurements of net defined benefit liabilities	(94,079)	18,703	—	(4,526)	—	(79,902)
Currency translation differences	27,509	(78,941)	—	11,835	—	(39,597)
Gains (losses) on valuation of available-for-sale financial assets	680,965	146,757	46,101	(82,670)	—	791,153
Share of other comprehensive income of associates	(87,577)	4,249	—	20,253	67,337	4,262
Gains (losses) on cash flow hedging instruments	337	10,691	(444)	(2,833)	—	7,751
Gains (losses) on hedges of a net investment in a foreign operations	(32,292)	34,915	—	(8,196)	—	(5,573)
Accumulated other comprehensive income related to held for sale	—	—	88,835	(21,498)	(67,337)	—

	494,863	136,374	134,492	(87,635)	—	678,094

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

35. Trust Accounts

Financial information of the trust segments the Group manages as at December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	2018	2017	2018	2017
Consolidated	4,259,441	4,148,600	127,994	110,487
Unconsolidated	47,644,193	43,256,371	1,609,587	2,590,728

	51,903,634	47,404,971	1,737,581	2,701,215

1 Financial information of the trust accounts are not based on Korean IFRS; it has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Group’s trust accounts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Trust	Assets
Segment	Accrued trust fees	36,172	30,030
	Other accrued income	23,658	21,250

		59,830	51,280

	Liabilities
	Due to trust accounts	1,160,152	1,156,354
	Accrued interest on due to trust accounts	6,267	4,224
	Deposits	345,873	385,596
	Accrued interest on deposits	24,867	25,543

		1,537,159	1,571,717

Custody	Assets
Segment	Accrued trust fees	5,549	4,982

	Liabilities
	Due to trust accounts	4,124,955	3,861,677
	Accrued interest on due to trust accounts	4,280	3,408

		4,129,235	3,865,085

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant revenue and expenses related to the Group’s trust accounts for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Trust	Revenues
Segment	Fees and commissions from trust accounts	259,170	280,727
	Management fees and commissions from retirement pension	25,321	24,590
	Commissions from early termination in trust accounts	88	92

		284,579	305,409

	Expenses
	Interest expenses on due to trust accounts	17,842	15,440
	Interest expenses on deposits	21,389	29,005

		39,231	44,445

Custody	Revenues
Segment	Fees and commissions from trust accounts	28,215	25,261
	Commissions from early termination in trust accounts	—	—
		28,215	25,261

	Expenses
	Interest expenses on due to trust accounts	43,612	28,504

36. Supplemental Cash Flow Information

Cash and cash equivalents as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Cash	2,185,156	2,167,172
Checks with other banks	872,166	430,253
Due from Bank of Korea	8,911,607	8,981,665
Due from other financial institutions	2,920,081	4,067,228

	14,889,010	15,646,318

Restricted due from financial institutions	(9,203,801)	(9,239,813)
Due from financial institutions with original maturities over three months	(828,714)	(328,551)

	(10,032,515)	(9,568,364)

	4,856,495	6,077,954

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant non-cash transactions for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Decrease in loans due to the write-offs	526,134	650,419
Changes in accumulated other comprehensive income due to gains and losses on debt instruments at fair value through other comprehensive income	57,188	—
Changes in accumulated other comprehensive income due to valuation of financial investments	—	110,188
Changes in accumulated other comprehensive income due to investment in associates	(4,665)	3,004
Changes in financial investments due to debt-for-equity swap	22,286	10,250

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Activities	2018	2017
Income tax paid	Operating	396,072	401,530
Interest received	Operating	10,162,987	8,766,970
Interest paid	Operating	3,483,064	2,937,348
Dividends received	Operating	97,440	102,328
Dividends paid	Financing	640,132	359,493

Changes in liabilities arising from financial activities for the year ended December 31, 2018 are as follows:

(In millions of Korean won)	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Finance lease liabilities	Deposits for letter of guarantees and others	Other payable	Total
Beginning	(3,659)	15,810,753	19,183,798	5,018,031	1,642	351,455	144,636	40,506,656
Cash flow	(17,698)	1,517,014	3,795,428	267,076	(11,242)	(205,302)	(3,170)	5,342,106
Lease newly acquired	—	—	—	—	17,555	—	—	17,555
Exchange differences	—	169,122	147,306	—	—	—	—	316,428
Changes in fair values	30,679	—	4,019	—	—	—	—	34,698
Changes from business combination	—	—	—	—	—	—	(48,711)	(48,711)
Other changes from non-cash transactions	5,321	(833)	33,034	—	110	10,211	11,429	59,272

Ending	14,643	17,496,056	23,163,585	5,285,107	8,065	156,364	104,184	46,228,004

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37. Contingent Liabilities and Commitments

Acceptances and guarantees as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	196,517	252,817
Others	597,636	530,272

	794,153	783,089

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	208,926	147,987
Letter of guarantees	53,210	60,853
Bid bond	51,528	46,984
Performance bond	604,311	563,506
Refund guarantees	592,925	778,779
Others	2,539,900	1,960,769

	4,050,800	3,558,878

Financial guarantees
Acceptances and guarantees for mortgage	50,497	57,445
Overseas debt guarantees	311,796	285,577
International financing guarantees in foreign currencies	110,070	46,953
Others	270,000	270,000

	742,363	659,975

	5,587,316	5,001,942

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	1,745,340	2,250,543
Refund guarantees	686,843	384,958

	2,432,183	2,635,501

	8,019,499	7,637,443

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Guarantee exposure by credit ratings

The credit quality of the guarantees exposure as at December 31, 2018 can be categorized as follows:

	2018
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees
Grade 1	3,726,259	179	—	3,726,438
Grade 2	1,571,258	29,034	—	1,600,292
Grade 3	84,251	13,585	—	97,836
Grade 4	30,443	117,166	420	148,029
Grade 5	—	171	14,550	14,721

	5,412,211	160,135	14,970	5,587,316

Unconfirmed acceptances and guarantees
Grade 1	1,102,478	1,747	—	1,104,225
Grade 2	1,180,137	17,795	—	1,197,932
Grade 3	25,749	16,225	—	41,974
Grade 4	9,627	66,186	—	75,813
Grade 5	—	219	12,020	12,239

	2,317,991	102,172	12,020	2,432,183

	7,730,202	262,307	26,990	8,019,499

[1]	Applied same criteria as the credit quality classification of loans.

Acceptances and guarantees by counterparty as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,775,838	1,901,951	6,677,789	83.27
Small and medium sized companies	617,458	423,947	1,041,405	12.99
Public and others	194,020	106,285	300,305	3.74

	5,587,316	2,432,183	8,019,499	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,185,975	1,913,114	6,099,089	79.86
Small and medium sized companies	621,835	492,369	1,114,204	14.59
Public and others	194,132	230,018	424,150	5.55

	5,001,942	2,635,501	7,637,443	100.00

Acceptances and guarantees by industry as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	72,071	3,736	75,807	0.95
Manufacturing	2,981,245	1,451,657	4,432,902	55.27
Service	931,680	84,586	1,016,266	12.67
Wholesale and retail	998,333	723,367	1,721,700	21.47
Construction	280,146	40,988	321,134	4.00
Public	165,571	36,256	201,827	2.52
Others	158,270	91,593	249,863	3.12

	5,587,316	2,432,183	8,019,499	100.00

	2017
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	23,317	7,353	30,670	0.40
Manufacturing	2,799,593	1,270,721	4,070,314	53.29
Service	655,057	100,004	755,061	9.89
Wholesale and retail	935,647	837,230	1,772,877	23.21
Construction	335,156	198,996	534,152	6.99
Public	165,249	129,944	295,193	3.87
Others	87,923	91,253	179,176	2.35

	5,001,942	2,635,501	7,637,443	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Commitments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Commitments
Corporate loan commitments	36,929,404	32,786,234
Retail loan commitments	41,283,734	15,935,382
Other acceptance and guarantees in Korean won	1,300,000	1,000,000
Purchase of securities	1,765,445	1,129,408

	81,278,583	50,851,024

Financial Guarantees
Credit line	1,956,426	1,953,579
Purchase of securities	436,800	354,800

	2,393,226	2,308,379

	83,671,809	53,159,403

Other Matters (including litigation)

a)

The Group has filed 50 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 361,685 million, and faces 93 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 205,557 million, which arose in the normal course of the business and are still pending as at December 31, 2018.

b)

As at December 31, 2018, the Group has entered into construction contracts amounting to ~~W~~ 151,280 million related to the construction of integrated headquarters building and payments made up to December 31, 2018 amount to ~~W~~ 7,605 million.

c)

As at December 31, 2018, the Group has entered into construction contracts amounting to ~~W~~ 116,563 million related to the construction of integrated IT center, and payments made up to December 31, 2018 amount to ~~W~~ 42,857 million.

d)	The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~ 372 million and ~~W~~ 372 million as at December 31, 2018 and 2017, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

38. Subsidiaries

Details of subsidiaries as at December 31, 2018, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)[1]	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd	100.00	Myanmar	Micro finance services
Kookmin Bank	Personal pension trust and 10 others[2]	—	Korea	Trust
Kookmin Bank	KL the 1st L.L.C. and 33 others[3]	—	Korea	Asset-backed Securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund 1[4]	86.00	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Office Private Real Estate Master Fund 2[3]	44.44	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private Securities Fund S-1[4]	99.96	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private Securities Fund P-1[4]	99.96	Korea	Investment Trust
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	100.00	Korea	Investment Trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)[4]	88.74	Korea	Investment Trust
Kookmin Bank	KB Haeorum Private Securities 83[4]	99.95	Korea	Investment Trust
Kookmin Bank	KB KBSTAR KTB 3Y Futures Inverse ETF[4]	61.56	Korea	Investment Trust
Kookmin Bank	Kiwoom Frontier Private placement fund 10[Bond] [4]	99.85	Korea	Investment Trust
Kookmin Bank	Tong Yang Safe Plus Qualified Private Trust S-8(Bond) [4]	99.93	Korea	Investment Trust
Kookmin Bank	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1[4]	99.92	Korea	Investment Trust
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	100.00	Korea	Investment Trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust 1(BOND)[4]	83.31	Korea	Investment Trust
Kookmin Bank	Meritz Private Real Estate fund No.9-2[4]	99.98	Korea	Investment Trust
Kookmin Bank	AIP US Red Private Real Estate Trust NO.10[4]	99.97	Korea	Investment Trust

[1]

The Group converted Kookmin Bank Int’l Ltd.(London) into a London branch as at May 16, 2018, which is considered to be a merger transaction between subsidiaries under common control. The Group accounted for the transaction by applying carrying amount method and measured the transferred assets and liabilities at carrying amounts included in the consolidated financial statements. The amounts of the transferred assets and liabilities resulting from the business combination were ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively as at the acquisition date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[2]

The Group controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or, payment of principal and fixed rate of return.

[3]

The Group controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

[4]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power.

The condensed financial information of major subsidiaries as at December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd.(London)	35,923	940	34,983	7,330	1,331
Kookmin Bank Hongkong Ltd.[1]	—	—	—	5,716	5,434
Kookmin Bank Cambodia PLC.	197,135	104,328	92,807	10,307	1,621
Kookmin Bank (China) Ltd.	2,605,033	2,192,469	412,564	138,453	14,819
KB Microfinance Myanmar Co., Ltd	20,941	879	20,062	2,783	538
Personal pension trust and 10 others	4,284,440	4,173,488	110,952	144,767	3,966

1 Liquidation was completed during the year ended December 31, 2018.

(In millions of Korean won)	2017
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd.(London)	506,474	423,252	83,222	15,931	3,022
Kookmin Bank Hongkong Ltd.	22,866	—	22,866	—	(1,953)
Kookmin Bank Cambodia PLC.	133,133	76,680	56,453	8,267	984
Kookmin Bank (China) Ltd.	2,007,154	1,606,434	400,720	70,142	1,118
KB Microfinance Myanmar Co., Ltd	10,372	400	9,972	623	(664)
Personal pension trust and 10 others	4,162,200	4,055,204	106,996	111,187	4,825

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity are as follows:

- The Group provides the capital commitments of ~~W~~ 172,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~ 56,717 million has not been utilized and of ~~W~~ 55,894 million to Meritz Private Real Estate fund No.9-2, of which ~~W~~ 36,243 million has not been utilized. Based on the investment agreement, the Group is subject to increase its investment upon the request of the asset management company or agreement among existing investors.

- The Group has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Group should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Group should provide loans to the structured entities under certain conditions.

(In millions of Korean won)	2018
KL the 1st L.L.C.	50,132
KH the 2nd L.L.C.	40,988
KL the International 1st L.L.C.	30,280
Silver Investment 2nd Inc.	50,000
KL the 3rd L.L.C.	30,155
KH the 3rd L.L.C.	70,100
KBM the 1st L.L.C.	50,289
KY the 1st L.L.C.	24,035
KBC the 1st L.L.C.	35,104
KH the 4th L.L.C.	25,130
KDL the 1st L.L.C.	32,828
KB INO 1st L.L.C.	10,200
KBH the 1st L.L.C.	14,070
KBH the 2nd L.L.C.	20,187
LIIV FOR RENTAL 1st L.L.C.	32,200
HLD the 3rd L.L.C.	108,500
KB HUB the 1st L.L.C.	30,123
Leecheon Albatros L.L.C.	20,200
KBH the 3rd L.L.C.	40,167
KBC the 2nd L.L.C.	50,141
KLD the 1st L.L.C.	9,100
LOG the 3rd L.L.C.	24,300
KB Green 1st L.L.C.	52,672
KBL Incheon 1st L.L.C.	100,968
KB DTower 1st L.L.C.	50,017
KB Display 1st L.L.C.	100,382
KBL CC 1st L.L.C.	90,207
KB Alminium 1st L.L.C.	50,208
KB First Park L.L.C.	62,919
KB INO 2nd L.L.C.	50,049

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

- The Group provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

Kiwoom Frontier Private placement fund 10(Bond) and fourteen other subsidiaries were newly included in the consolidation scope, and Kookmin Bank Hong Kong Ltd. and six other subsidiaries were excluded from the scope of consolidation due to liquidation and resale during the year ended December 31, 2018.

Net cash flow from change in subsidiaries

The net cash inflow from subsidiaries newly consolidated and de-consolidated is amounting to ~~W~~26,125 million and ~~W~~40,405 million, respectively for the year ended December 31, 2018.

39. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset—backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and collection securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project financing	Granting PF loans related to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ Construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

As at December 31, 2018 and 2017, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

	2018
(In millions of Korean won)	Asset-backed securitization	Project financing	Investment funds	Others	Total
Total assets of the unconsolidated structured entities	86,639,696	20,660,605	28,470,016	3,878,221	139,648,538

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	213,279	2,270	2,241,304	17,715	2,474,568
Derivative financial assets	4,034	—	22,250	—	26,284
Loans at amortized cost	416,246	1,764,707	—	336,294	2,517,247
Financial investments	5,458,105	—	—	—	5,458,105
Investments in associates	—	—	277,645	—	277,645
Other assets	—	—	—	—	—

	6,091,664	1,766,977	2,541,199	354,009	10,753,849

Liabilities
Deposits	526,274	728,324	62,319	7,757	1,324,674
Derivative financial liabilities	331	—	—	—	331
Other liabilities	981	1,112	58	—	2,151

	527,586	729,436	62,377	7,757	1,327,156

Maximum exposure to loss
Asset[1]	6,091,664	1,766,977	2,541,199	354,009	10,753,849
Purchase and capital commitments	—	20,000	1,664,461	—	1,684,461
Unused providing lines of credit	1,956,427	—	—	—	1,956,427
Acceptances and guarantees and Loan commitments	889,315	1,193,261	—	—	2,082,576

	8,937,406	2,980,238	4,205,660	354,009	16,477,313

Methods of determining the maximum exposure to loss	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and Loan commitments	Loan commitments / Capital commitments / Purchase commitments and Acceptances and guarantees	Capital commitments	Loan commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Asset-backed securitization	Project Financing	Investment funds	Others	Total
Total assets of the unconsolidated structured entities	99,835,410	21,636,792	25,929,064	4,890,100	152,291,366

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	168,647	—	—	—	168,647
Derivative financial assets	268	—	—	—	268
Loans	239,894	2,021,225	—	327,875	2,588,994
Financial investments	6,400,833	7,867	2,309,361	17,055	8,735,116
Investments in associates	—	—	235,234	—	235,234
Other assets	—	710	—	—	710

	6,809,642	2,029,802	2,544,595	344,930	11,728,969

Liabilities
Deposits	484,890	755,242	50,832	3,985	1,294,949
Derivative financial liabilities	229	—	—	—	229
Other liabilities	—	29	45	—	74

	485,119	755,271	50,877	3,985	1,295,252

Maximum exposure to loss
Asset[1]	6,809,642	2,029,802	2,544,595	344,930	11,728,969
Purchase and capital commitments	20,000	—	1,178,462	—	1,198,462
Unused providing lines of credit	2,082,736	—	—	—	2,082,736
Acceptances and guarantees and Loan commitments	382,300	1,385,722	—	—	1,768,022

	9,294,678	3,415,524	3,723,057	344,930	16,778,189

Methods of determining the maximum exposure to loss	Providing lines of credit / Purchase commitments / Acceptances and guarantees and Loan commitments	Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees	Capital commitments	Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

40. Finance and Operating Leases

40.1 Finance Lease

The future minimum lease payments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Net carrying amount of finance lease assets	26,083	17,768

Minimum lease payments
Within 1 year	5,824	1,660
1-5 years	2,406	—

	8,230	1,660

Present value of minimum lease payments
Within 1 year	5,716	1,642
1-5 years	2,349	—

	8,065	1,642

40.2 Operating Lease

40.2.1 The Group as an Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Minimum lease payments
Within 1 year	135,474	123,869
1-5 years	192,148	138,666
Over 5 years	16,675	34,129

	344,297	296,664

Minimum sublease payments	(2,323)	(2,461)

The lease payments reflected in profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Lease payments reflected in profit or loss
Minimum lease payments	161,936	159,413
Sublease payments	(1,769)	(1,177)

	160,167	158,236

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

40.2.2 The Group as an Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Minimum lease receipts
Within 1 year	17,376	17,430
1-5 years	23,984	34,079

	41,360	51,509

41. Related Party Transactions

Profit or loss arising from transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent
KB Financial Group Inc.	Fee and commission income	4,644	2,961
	Other operating income	—	110
	Other non-operating income	808	778
	Interest expense	5,178	3,151
	General and administrative expenses	778	671
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	1,085	1,125
	Other non-operating income	4	3
	Interest expense	95	272
	Fee and commission expense	3,157	1,488
	General and administrative expenses	458	—
KB Real Estate Trust Co., Ltd.	Fee and commission income	134	114
	Other non-operating income	42	44
	Interest expense	197	160
	Fee and commission expense	2,282	1,577
KB Investment Co., Ltd.	Fee and commission income	23	36
	Interest expense	376	270
KB Credit Information Co., Ltd.	Fee and commission income	58	67
	Other non-operating income	205	231
	Interest expense	85	90
	Fee and commission expense	16,780	13,995
	General and administrative expenses	—	365
KB Data System Co., Ltd.	Fee and commission income	202	131
	Other non-operating income	98	95
	Interest expense	250	173
	General and administrative expenses	50,803	45,517

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB Life Insurance Co., Ltd.	Fee and commission income	12,471	14,418
	Gains on financial instruments at fair value through profit or loss	14,064	—
	Gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	1,302
	Other non-operating income	4,284	4,223
	Interest expense	983	968
	Fee and commission expense	12	5
	Losses on financial instruments at fair value through profit or loss	3,421	—
	Losses on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	10,779
	General and administrative expenses	1,582	1,793
KB Kookmin Card Co., Ltd.	Interest income	3,855	3,549
	Fee and commission income	211,328	236,355
	Gains on financial instruments at fair value through profit or loss	2,730	—
	Gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	263
	Reversal of credit losses	7	—
	Other non-operating income	983	1,003
	Interest expense	870	1,289
	Fee and commission expense	1,587	777
	Losses on financial instruments at fair value through profit or loss	400	—
	Losses on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	6,825
	Provision for credit losses	4	292
	General and administrative expenses	216	279
KB Savings Bank Co., Ltd.	Fee and commission income	379	273
	Other non-operating income	44	47
	Interest expense	2	7
	Fee and commission expense	24	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB Capital Co., Ltd.	Interest income	1,989	89
	Fee and commission income	2,311	1,264
	Other non-operating income	208	156
	Interest expense	1,138	247
	Fee and commission expense	61	—
	Other operating expense	5	—
	Provision for credit losses	163	105
	General and administrative expenses	16	—
KB Insurance Co., Ltd.	Interest income	45	53
	Fee and commission income	22,948	22,856
	Gains on financial instruments at fair value through profit or loss	24,999	—
	Gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	3,345
	Other non-operating income	363	280
	Interest expense	2,112	2,268
	Fee and commission expense	967	—
	Losses on financial instruments at fair value through profit or loss	4,328	—
	Losses on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	53,165
	Other operating expense	16	—
	General and administrative expenses	15,667	14,663

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB Securities Co., Ltd.	Interest income	459	56
	Fee and commission income	15,770	13,511
	Gains on financial instruments at fair value through profit or loss	8,583	—
	Gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	3,295
	Reversal of credit losses	—	123
	Other non-operating income	10,371	7,339
	Interest expense	3,771	2,914
	Fee and commission expense	1,079	397
	Losses on financial instruments at fair value through profit or loss	8,448	—
	Losses on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	7,237
	Provision for credit losses	21	—
	General and administrative expenses	8,361	803
Hanbando BTL Private Special Asset Fund	Fee and commission income	160	170
KB Senior Loan Private Fund No.1	Fee and commission income	20	31
KB Evergreen Private Securities Fund 98(Bond)	Fee and commission income	5	—
KB AMP Infra Private Special Asset Fund 1 (FoFs)	Fee and commission income	5	10
KB Onkookmin 2020 TDF Fund (FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2025 TDF Fund (FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2030 TDF Fund (FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2035 TDF Fund (FoFs)	Fee and commission income	2	1
KB Onkookmin 2040 TDF Fund (FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2045 TDF Fund (FoFs)	Fee and commission income	1	1
KB Onkookmin 2050 TDF Fund (FoFs) [1]	Fee and commission income	1	1
KB Muni bond Private Securities Fund 1 (USD)(bond)	Fee and commission income	10	2
KB Global Private Real Estate Debt Fund 1	Fee and commission income	5	—
KB Na Compass Energy Private Special Asset Fund	Fee and commission income	5	—
KB Star Office Private Real Estate Investment Trust No.3	Interest income	433	—
	Interest expense	48	—
KB Star Office Private Real Estate Investment Trust No.4	Interest income	396	—
	Fee and commission income	10	—
	Interest expense	13	—
KB Korea Short Term Premium Private Securities 5(USD)(Bond)	Fee and commission income	2	—
KB Global Core Bond Securities Master Fund(Bond)	Fee and commission income	2	—
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	4	4
	Interest expense	127	132
	Fee and commission expense	1,486	1,439
Incheon Bridge Co., Ltd.	Interest income	9,426	25,511
	Fee and commission income	9	—
	Reversal of credit losses	—	43
	Interest expense	296	292
	Fee and commission expense	2	—
	Provision for credit losses	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Jaeyang Industry Co., Ltd.	Interest income	—	98
	Reversal of credit losses	—	6
Dongjo Co., Ltd.	Reversal of credit losses	31	2
Dae-A Leisure Co., Ltd.	Interest expense	9	1
KB12-1 Venture Investment Partnership	Interest expense	24	18
Future Planning KB Start-up Creation Fund	Interest expense	18	—
KB High-tech Company Investment Fund	Interest expense	27	65
Aju Good Technology Venture Fund	Interest expense	30	14
KB-KDBC New Technology Business Investment Fund	Interest expense	39	4
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	7	—
KB-Brain KOSDAQ Scale-up Fund	Interest expense	21	—
Paroman Corporation	Reversal of credit losses	—	345
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	93	63
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	189	102
	Fee and commission income	1	—
	Reversal of credit losses	—	32
	Interest expense	—	22
	Provision for credit losses	14	—
KB No.8 Special Purpose Acquisition Company [1]	Interest expense	17	36
KB No.9 Special Purpose Acquisition Company	Interest expense	43	33
KB No.10 Special Purpose Acquisition Company	Interest expense	30	24
KB No.11 Special Purpose Acquisition Company	Interest expense	12	—
RAND Bio Science Co., Ltd.	Interest expense	3	16
Wise Asset Management Co., Ltd.	Interest expense	9	5
Food Factory Co., Ltd.	Interest income	9	1
	Fee and commission expense	1	—
	Provision for credit losses	1	—
APRO CO.,LTD.	Interest expense	1	—
Rainist Co., Ltd.	Interest expense	2	—
Spark Biopharma Inc.	Interest expense	25	—
KB Pre IPO Secondary Venture Fund 1st	Interest expense	27	60
POSCO-KB Shipbuilding Fund	Interest expense	81	3
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	—	1
Inno Lending Co., Ltd. [1]	Fee and commission income	1	3
	Interest expense	—	1
Other
Retirement pension	Fee and commission income	876	795
	Interest expense	3	3

[1]	Excluded from the Group’s related party as of December 31, 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent
KB Financial Group Inc.	Other assets	4,545	2,837
	Deposits	69,621	46,062
	Other liabilities	643,010	283,610
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	209	231
	Deposits	3,284	8,958
	Other liabilities	316	327
KB Real Estate Trust Co., Ltd.	Deposits	27,321	16,187
	Other liabilities	350	347
KB Investment Co., Ltd.	Deposits	20,784	19,816
	Other liabilities	17	62
KB Credit Information Co., Ltd.	Deposits	4,240	4,444
	Other liabilities	5,659	5,714
KB Data System Co., Ltd.	Other assets	322	319
	Deposits	18,059	15,036
	Other liabilities	4,397	4,788
KB Life Insurance Co., Ltd.	Derivative financial assets	270	—
	Other assets	1,827	562
	Derivative financial liabilities	1,197	6,580
	Deposits	1,576	372
	Debts	25,000	25,000
	Other liabilities	3,169	3,171
KB Kookmin Card Co., Ltd.	Loans at amortized cost (Gross amount)	3,354	6,806
	Allowances	2	—
	Other assets	24,582	25,454
	Derivative financial liabilities	612	3,298
	Deposits	84,089	85,091
	Provisions	298	777
	Other liabilities	59,748	48,073
KB Savings Bank Co., Ltd.	Other assets	2	2
	Other liabilities	391	391

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB Capital Co., Ltd.	Loans at amortized cost (Gross amount)	54,787	19,285
	Allowances	227	105
	Other assets	574	89
	Deposits	64,283	73,906
	Other liabilities	57	45
KB Insurance Co., Ltd.	Derivative financial assets	7,034	—
	Other assets	12,143	7,183
	Derivative financial liabilities	5,265	22,818
	Deposits	5,188	7,034
	Debts	20,000	20,000
	Debentures	30,002	49,981
	Other liabilities	2,017	2,720
KB Securities Co., Ltd.	Cash and due from financial institutions	5,286	622
	Derivative financial assets	3,935	1,095
	Loans at amortized cost (Gross amount)	25,617	4,346
	Allowances	21	—
	Other assets	8,644	2,267
	Derivative financial liabilities	1,412	1,481
	Deposits	334,470	436,508
	Provisions	37	97
	Other liabilities	20,372	15,387
Hanbando BTL Private Special Asset Fund	Other assets	39	42
KB Senior Loan Private Fund No.1	Other assets	3	6
KB AMP Infra Private Special Asset Fund 1 (FoFs)		1	—
KB Onkookmin 2025 TDF Fund(FoFs) [1]	Other assets	—	1
KB Onkookmin 2030 TDF Fund(FoFs) [1]	Other assets	—	1
KB Muni bond Private Securities Fund 1(USD)(bond)	Other assets	2	2
KB Global Private Real Estate Debt Fund 1	Other assets	2	—
KB Na Compass Energy Private Special Asset Fund	Other assets	1	—
KB Star Office Private Real Estate Investment Trust No.3	Loans at amortized cost (Gross amount)	24,000	—
	Other assets	12	—
	Deposits	5,361	—
	Other liabilities	48	—
KB Star Office Private Real Estate Investment Trust No.4	Loans at amortized cost (Gross amount)	20,000	—
	Other assets	13	—
	Deposits	1,629	—
	Other liabilities	13	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB Korea Short Term Premium Private Securities 5(USD)(Bond)	Other assets	2	—
KB Global Core Bond Securities Master Fund(Bond)	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	15,674	25,513
	Other liabilities	33	111
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	32,882	—
	Loans at amortized cost (Gross amount)	158,200	200,400
	Allowances	14	287
	Other assets	736	710
	Deposits	43,666	48,795
	Provisions	7	—
	Other liabilities	24	29
Terra Co., Ltd.	Deposits	—	10
Jungdong Steel Co., Ltd.	Deposits	—	3
Doosung Metal Co., Ltd.	Deposits	3	—
Jungdo Co., Ltd.	Deposits	4	4
Dongjo Co., Ltd.	Loans at amortized cost (Gross amount)	—	116
	Allowances	—	1
Dae-A Leisure Co., Ltd.	Deposits	1,229	466
	Other liabilities	7	14
Daesang Techlon Co., Ltd.[1]	Deposits	—	2
Carlife Co., Ltd.	Deposits	2	—
Computerlife Co., Ltd.	Deposits	1	—
Skydigital INC.	Deposits	16	—
KB12-1 Venture Investment Partnership	Deposits	245	4,963
	Other liabilities	1	2
KB High-tech Company Investment Fund	Deposits	275	7,212
	Other liabilities	—	5
Aju Good Technology Venture Fund	Deposits	6,439	2,771
	Other liabilities	2	1
KB-KDBC New Technology Business Investment Fund	Deposits	7,088	7,500
	Other liabilities	3	4
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	618	—
KB-Brain KOSDAQ Scale-up Fund	Deposits	18,813	—
	Other liabilities	7	—
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,946	6,962
	Other liabilities	58	45
Associates of parent’s subsidiaries

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	8,300		—
	Allowances	18		—
	Other assets	9		—
	Deposits	5		6
	Provisions	11		29
	Other liabilities	2		—
KB No.8 Special Purpose Acquisition Company [1]	Deposits	—		2,339
	Other liabilities	—		19
KB No.9 Special Purpose Acquisition Company	Deposits	2,275		2,309
	Other liabilities	42		38
KB No.10 Special Purpose Acquisition Company	Deposits	1,666		1,698
	Other liabilities	11		10
KB No.11 Special Purpose Acquisition Company	Deposits	658		530
	Other liabilities	2		—
RAND Bio Science Co., Ltd.	Deposits	232		1,032
	Other liabilities	—		4
Wise Asset Management Co., Ltd.	Deposits	696		340
	Other liabilities	2		1
Built On Co., Ltd.	Deposits	7		26
Food Factory Co., Ltd.	Loans at amortized cost (Gross amount)	200		200
	Allowances	1		—
	Other assets	1		1
	Deposits	68		1
Acts Co., Ltd.	Deposits	29		4
Paycoms Co., Ltd.	Deposits	1		—
Big Dipper Co., Ltd.	Deposits	182		473
APRO CO.,LTD.	Deposits	2,201		—
Rainist Co., Ltd.	Deposits	1		—
Spark Biopharma Inc.	Deposits	2,630		—
	Other liabilities	19		—
KB IGen Private Equity Fund No.1	Deposits	148		—
KB Pre IPO Secondary Venture Fund 1st	Deposits	1,115		2,690
	Other liabilities	1		6
Inno Lending Co., Ltd.[1]	Deposits	—		41
Key management	Loans at amortized cost (Gross amount)	2,218		1,619
	Other assets	2		2
	Deposits	9,771		8,042
Other liabilities		165	121
Other
Retirement pension	Other assets	331		348
	Other liabilities	16,388		4,286

[1]	Excluded from the Group’s related party as of December 31, 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Notional amount of derivative assets and liabilities arising from the related party transactions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent’s subsidiaries
KB Life Insurance Co., Ltd.	Notional amount of Derivative financial instruments	252,213	155,567
KB Kookmin Card Co., Ltd.	Notional amount of Derivative financial instruments	62,611	79,106
KB Insurance Co., Ltd.	Notional amount of Derivative financial instruments	1,127,722	491,133
KB Securities Co., Ltd.	Notional amount of Derivative financial instruments	393,515	151,204

In accordance with Korean IFRS 1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Bank and the executive directors (vice presidents and above) of the Bank and companies where the directors and /or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

	2018[1]
(In millions of Korean won)	Beginning	Loans	Repayments	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	4,346	1,369,958	1,348,687	—	25,617
KB Kookmin Card Co., Ltd.	6,806	164,635	168,087	—	3,354
KB Capital Co., Ltd.	19,285	33,711	—	1,791	54,787
KB Star Office Private Real Estate Master Fund 3	—	24,000	—	—	24,000
KB Star Office Private Real Estate Master Fund 4	—	20,000	—	—	20,000
Associate
Incheon Bridge Co., Ltd.	203,126	—	14,700	2,656	191,082
Dongjo Co., Ltd	116	—	116	—	—
Associate of parent’s subsidiaries
SY Auto Capital Co., Ltd.	—	50,053	41,753	—	8,300
Food Factory Co., Ltd.	200	—	—	—	200
Key management[2,3]	1,619	108	836	1,327	2,218

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017[1]
	Beginning	Loans	Repayments	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	—	1,534,202	1,529,856	—	4,346
KB Kookmin Card Co., Ltd.	—	157,871	151,065	—	6,806
KB Capital Co., Ltd.	—	19,285	—	—	19,285
Associate
Incheon Bridge Co., Ltd.	209,094	202,500	211,194	—	200,400
Dongjo Co., Ltd[2]	—	—	130	246	116
Jaeyang Industry Co., Ltd.	303	—	290	(13)	—
Associate of parent’s subsidiaries
SY Auto Capital Co., Ltd.	10,000	24,031	34,031	—	—
Food Factory Co., Ltd.	—	200	—	—	200

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits that can deposit and withdraw frequently, are presented in net amounts.
[2]	Includes details of loan transactions that occurred before they became related parties..
[3]	Represents the transactions that have started occurring since the current year.

Significant borrowing transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
		Beginning	Increase	Decrease	Others[1]	Ending
Parent
KB Financial Group Inc..	Deposits	46,062	1,555,000	1,495,000	(36,441)	69,621
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	8,958	—	—	(5,674)	3,284
KB Real Estate Trust Co., Ltd.	Deposits	16,187	—	—	11,134	27,321
KB Investment Co., Ltd.	Deposits	19,816	56,200	68,200	12,968	20,784
KB Credit Information Co., Ltd.	Deposits	4,444	1,569	1,409	(364)	4,240
KB Data System Co., Ltd.	Deposits	15,036	11,500	10,700	2,223	18,059
KB Life Insurance Co., Ltd.	Deposits	372	—	—	1,204	1,576
	Debts	25,000	—	—	—	25,000
KB Kookmin Card Co., Ltd.	Deposits	85,091	22,000	22,000	(1,002)	84,089
KB Capital Co., Ltd.	Deposits	73,906	—	—	(9,623)	64,283
KB Insurance Co., Ltd.	Deposits	7,034	—	1,650	(196)	5,188
	Debts	20,000	—	—	—	20,000
	Debentures	49,981	—	—	(19,979)	30,002
KB Securities Co., Ltd.	Deposits	436,508	111,996	82,512	(131,522)	334,470
KB Star Office Private Real Estate Master Fund 3	Deposits	—	5,361	—	—	5,361
KB Star Office Private Real Estate Master Fund 4	Deposits	—	1,629	—	—	1,629

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Associates
Korea Credit Bureau Co., Ltd.	Deposits	25,513	8,000	16,000	(1,839)	15,674
Incheon Bridge Co., Ltd.	Deposits	48,795	1,260	1,270	(5,119)	43,666
Terra Co., Ltd.	Deposits	10	—	—	(10)	—
Jungdong Steel Co., Ltd.	Deposits	3	—	—	(3)	—
Doosung Metal Co., Ltd.	Deposits	—	—	—	3	3
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	466	479	466	750	1,229
Daesang Techlon Co., Ltd.[2]	Deposits	2	—	—	(2)	—
Carlife Co., Ltd.	Deposits	—	—	—	2	2
Computerlife Co., Ltd.	Deposits	—	—	—	1	1
Skydigital INC.	Deposits	—	—	—	16	16
KB12-1 Venture Investment Partnership	Deposits	4,963	—	—	(4,718)	245
Future Planning KB Start-up Creation Fund	Deposits	—	9,000	9,000	—	—
KB High-tech Company Investment Fund	Deposits	7,212	—	—	(6,937)	275
Aju Good Technology Venture Fund	Deposits	2,771	—	—	3,668	6,439
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	—	—	(412)	7,088
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	—	—	—	618	618
KB-Brain KOSDAQ Scale-up Fund	Deposits	—	—	—	18,813	18,813
KB Star Office Private Real Estate Master Fund 1		6,962	351	—	633	7,946
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	(1)	5
KB No.8 Special Purpose Acquisition Company 1[2]	Deposits	2,339	—	2,300	(39)	—
KB No.9 Special Purpose Acquisition Company	Deposits	2,309	2,266	2,234	(66)	2,275
KB No.10 Special Purpose Acquisition Company	Deposits	1,698	1,618	1,618	(32)	1,666
KB No.11 Special Purpose Acquisition Company	Deposits	530	530	530	128	658
RAND Bio Science Co., Ltd.	Deposits	1,032	—	500	(300)	232

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Wise Asset Management Co., Ltd.	Deposits	340	2,366	2,008	(2)	696
Built On Co., Ltd.	Deposits	26	—	—	(19)	7
Food Factory Co., Ltd.	Deposits	1	—	—	67	68
Acts Co., Ltd.	Deposits	4	—	—	25	29
Paycoms Co., Ltd.	Deposits	—	—	—	1	1
Big Dipper Co., Ltd.	Deposits	473	—	—	(291)	182
APRO CO.,LTD.	Deposits	—	—	—	2,201	2,201
Rainist Co., Ltd.	Deposits	—	—	—	1	1
Spark Biopharma Inc.	Deposits	—	4,300	3,300	1,630	2,630
KB IGen Private Equity Fund No. 1	Deposits	—	—	—	148	148
KB Pre IPO Secondary Venture Fund 1st	Deposits	2,690	2,000	4,000	425	1,115
POSCO-KB Shipbuilding Fund	Deposits	—	32,800	32,800	—	—
Inno Lending Co., Ltd. [2]	Deposits	41	—	—	(41)	—
Key management[3]	Deposits	8,042	6,605	5,140	264	9,771

		2017
(In millions of Korean won)		Beginning	Increase	Decrease	Others[1]	Ending
Parent
KB Financial Group Inc..	Deposits	57,967	—	—	(11,905)	46,062
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	73,279	—	65,000	679	8,958
KB Real Estate Trust Co., Ltd.	Deposits	21,211	—	10,000	4,976	16,187
KB Investment Co., Ltd.	Deposits	23,954	49,000	48,537	(4,601)	19,816
KB Credit Information Co., Ltd.	Deposits	3,465	1,819	2,399	1,559	4,444
KB Data System Co., Ltd.	Deposits	10,926	10,700	7,000	410	15,036
KB Life Insurance Co., Ltd.	Deposits	700	—	—	(328)	372
	Debts	25,000	—	—	—	25,000
KB Kookmin Card Co., Ltd.	Deposits	160,002	22,000	22,000	(74,911)	85,091
KB Capital Co., Ltd.	Deposits	9,075	—	—	64,831	73,906
KB Insurance Co., Ltd.	Deposits	9,883	—	—	(2,849)	7,034
	Debts	20,000	—	—	—	20,000
	Debentures	—	—	—	49,981	49,981
KB Securities Co., Ltd.	Deposits	116,893	242,085	135,000	212,530	436,508
	Debentures	300	—	—	(300)	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	26,827	11,000	6,000	(6,314)	25,513
Incheon Bridge Co., Ltd.	Deposits	38,556	1,270	21,270	30,239	48,795
Terra Co., Ltd.	Deposits	—	—	—	10	10
Jungdong Steel Co., Ltd.	Deposits	3	—	—	—	3
Jungdo Co., Ltd.	Deposits	—	—	—	4	4
Dae-A Leisure Co., Ltd.	Deposits	—	—	—	466	466

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Daesang Techlon Co., Ltd.[2]	Deposits	—	—	—	2	2
KB12-1 Venture Investment Partnership	Deposits	4,562	4,000	4,000	401	4,963
KB High-tech Company Investment Fund	Deposits	4,643	3,000	3,000	2,569	7,212
Aju Good Technology Venture Fund	Deposits	1,201	—	—	1,570	2,771
KB-KDBC New Technology Business Investment Fund	Deposits	—	—	—	7,500	7,500
EJADE Co., Ltd.[2]	Deposits	2	—	—	(2)	—
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,682	303	—	(23)	6,962
Associates of parent’s subsidiaries
KB No.8 Special Purpose Acquisition Company 1[2]	Deposits	2,342	2,300	2,300	(3)	2,339
KB No.9 Special Purpose Acquisition Company	Deposits	2,399	—	100	10	2,309
KB No.10 Special Purpose Acquisition Company	Deposits	1,754	1,618	1,600	(74)	1,698
KB No.11 Special Purpose Acquisition Company	Deposits	—	530	—	—	530
SY Auto Capital Co., Ltd.	Deposits	3,997	2,000	2,000	(3,991)	6
RAND Bio Science Co., Ltd.	Deposits	2,356	1,000	2,500	176	1,032
Wise Asset Management Co., Ltd.	Deposits	—	1,346	1,475	469	340
Built On Co., Ltd.	Deposits	—	—	—	26	26
Food Factory Co., Ltd.	Deposits	—	—	—	1	1
Acts Co., Ltd.	Deposits	—	—	—	4	4
Big Dipper Co., Ltd.	Deposits	—	—	—	473	473
KB Pre IPO Secondary Venture Fund 1st	Deposits	—	13,000	11,000	690	2,690
POSCO-KB Shipbuilding Fund	Deposits	—	3,000	3,000	—	—
Inno Lending Co., Ltd. [2]	Deposits	1,902	—	—	(1,861)	41
KB IC 3rd Private Equity Fund [2]	Deposits	700	—	700	—	—

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are excluded.
[2]	Not considered to be the Bank’s related party as at December 31, 2018.
[3]	Represents the transactions that have started occurring since the current year.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant contribution and collection arising from transactions with related parties for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Contribution	Collection and others
Parent’s subsidiaries
KB IP Investment Fund	—	120
Hanbando BTL Private Special Asset Fund	—	20,257
Hope Sharing BTL Private Special Asset Fund	—	1,675
KB Mezzanine Private Security Investment Trust No.2	—	29,280
KB Senior Loan Private Fund No.1	—	31,305
KB Haeoreum private securities investment trust 70(Bond)[1]	—	51,100
KB KBSTAR Short Term KTB Active ETF[1]	—	30,377
KB Star Office Private Real Estate Master Fund 4	50,000	1,196
KB Star Office Private Real Estate Master Fund 4	43,500	916
KB Korea Short Term Premium Private Securities 5(USD)(Bond)	113,220	—
KB Global Core Bond Securities Master Fund(Bond)	50,000	—
KB Haeoreum private securities investment trust 96	50,000	—
KB Korea Short Term Premium Private Securities 4(USD)(Bond)	44,872	—
Associates
Korea Credit Bureau Co., Ltd.	—	113
Balhae Infrastructure Fund	4,645	8,623
Daesang Techlon Co., Ltd.[1]	—	42
PT Bank Bukopin TBK	116,422	—
KoFC KBIC Frontier Champ 2010-5 (PEF)	—	4,800
KB GwS Private Securities Investment Trust	—	6,386
KB12-1 Venture Investment Partnership	—	16,040
Future Planning KB Start-up Creation Fund	—	2,876
KB High-tech Company Investment Fund	—	4,700
Aju Good Technology Venture Fund	9,808	—
KB-KDBC New Technology Business Investment Fund	5,000	—
KBTS Technology Venture Private Equity Fund	7,620	—
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB IP Investment Fund II	3,000	—
KB Digital Innovation Investment Fund Limited partnership	7,700	—
KB-Brain KOSDAQ Scale-up Fund	4,000	—
KB Star Office Private Real Estate Investment Trust No.1	—	1,162

[1]	Not considered to be the Bank’s related party as at December 31, 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Acceptances and guarantees and unused commitments provided to related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	820,000	813,194
	Loan commitment in foreign currency	5,591	—
	Other commitments in Korean won	1,300,000	1,000,000
KB Securities Co., Ltd.	Loan commitment in Korean won	137,509	135,653
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	11,141	11,141
KB Senior Loan Private Fund No.1	Purchase of securities	3,770	3,770
Associates
Balhae Infrastructure Fund	Purchase of securities	10,453	12,564
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	20,000	20,000
KoFC KBIC Frontier Champ 2010-5 (PEF)	Purchase of securities	1,290	1,290
KB GwS Private Securities Investment Trust	Purchase of securities	876	876
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	10,040
Aju Good Technology Venture Fund	Purchase of securities	1,960	11,768
KB-KDBC New Technology Business Investment Fund	Purchase of securities	2,500	7,500
KBTS Technology Venture Private Equity Fund	Purchase of securities	7,380	—
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	3,375	—
KB IP Investment Fund	Purchase of securities	12,000	—
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	27,300	—
KB-Brain KOSDAQ Scale-up Fund	Purchase of securities	16,000	—
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	6,700	10,000
Key management	Loan commitment in Korean won	894	458

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Acceptances and guarantees and unused commitments received from related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	14,474	12,117
KB Real Estate Trust Co., Ltd.	Purchase of securities	1,319	4,319
KB Life Insurance Co., Ltd.	Purchase of securities	6,595	21,595
KB Securities Co., Ltd.	Purchase of securities	1,319	4,319
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	87,922	85,114

Compensation to key management for the years ended December 31, 2018 and 2017, consists of:

(In millions of Korean won)	2018
	Short-term employee benefits	Post-employment benefits	Share-based payments	Total
Registered directors (executive)	1,278	51	1,022	2,351
Registered directors (non-executive)	337	—	—	337
Non-registered directors	4,807	183	3,217	8,207

	6,422	234	4,239	10,895

(In millions of Korean won)	2017
	Short-term employee benefits	Post-employment benefits	Share-based payments	Total
Registered directors (executive)	1,270	60	1,831	3,161
Registered directors (non-executive)	315	—	—	315
Non-registered directors	4,990	178	7,966	13,134

	6,575	238	9,797	16,610

Significant operating transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
	Assets pledged	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	62,006	62,000	75,990	76,000
KB Life Insurance Co., Ltd.	Securities	26,055	25,000	26,128	25,000
	Building/ Land	209,459	32,500	229,023	32,500
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000
	Building/ Land	209,459	26,000	229,023	26,000

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Collateral received from related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits/ Beneficiary right certificate	178,178	167,000
	Securities	20,000	20,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	66,500	58,000
KB Credit Information Co., Ltd.	Time deposits and others	1,425	1,265
KB Star Office Private Real Estate Master Fund 3	Real estate	28,800	—
KB Star Office Private Real Estate Master Fund 4	Real estate	24,000	—
Key management	Time deposits and others	401	388
	Real estate	3,182	2,287

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

As at December 31, 2018, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

The amounts of receivables purchased from KB securities Co., Ltd. are ~~W~~ 7,920,050 million and ~~W~~ 4,168,048 million for the years ended December 31, 2018 and 2017 respectively, and the amounts of receivables sold to KB securities Co., Ltd. are ~~W~~ 3,835,245 million and ~~W~~ 2,204,346 million for the years ended December 31, 2018 and 2017 respectively.

The amounts of intangible assets purchased through KB Data System Co., Ltd. are ~~W~~ 17,831 million and ~~W~~ 12,532 million for the years ended December 31, 2018 and 2017, respectively.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

42. Adoption of Korean IFRS 1109 Financial Instruments

The Group adopted Korean IFRS 1109 Financial Instruments, which was issued on September 25, 2015, on January 1, 2018. The application of Korean IFRS 1109 has following impacts on the financial statements.

On the date of initial application, January 1, 2018, the measurement category of the financial assets in accordance with Korean IFRS 1039 and 1109, are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]	Reclassification	Remeasurement	Korean IFRS 1109 [1]
Cash and due from financial institutions	Financial assets at amortized cost	15,646,318	(1,908,070)	(1,530)	13,736,718
	Financial assets at fair value through profit or loss [2]	—	1,908,070	—	1,908,070

		15,646,318	—	(1,530)	15,644,788

Financial assets at fair value through profit or loss (under Korean IFRS 1039)
Financial assets held for trading: debt securities	Financial assets at fair value through profit or loss	7,900,613	312,312	—	8,212,925
Financial assets held for trading: equity securities		338,904	(216,955)	—	121,949
Financial assets held for trading: others		73,856	—	—	73,856
Financial assets designated at fair value through profit or loss		95,357	(95,357)	—	—

		8,408,730	—	—	8,408,730

Derivative financial assets held for trading	Derivative financial assets held for trading	2,527,190	(17,197)	—	2,509,993
Derivative financial assets held for hedging	Derivative financial assets held for hedging	80,469	—	—	80,469

		2,607,659	(17,197)	—	2,590,462

Loans	Financial assets at amortized cost	251,710,605	(132,255)	(289,070)	251,289,280
	Financial assets at fair value through profit or loss [3]	—	130,032	2,690	132,722

		251,710,605	(2,223)	(286,380)	251,422,002

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial investments
Available-for-sale financial assets: debt securities	Financial assets at fair value through other comprehensive income	27,605,761	(2,835,591)	—	24,770,170
	Financial assets at fair value through profit or loss [4]	—	2,549,706	—	2,549,706
	Financial assets at amortized cost[5]	—	2,835,591	4,118	2,839,709
Available-for-sale financial assets: equity securities	Financial assets at fair value through other comprehensive income	4,472,263	(2,587,853)	276	1,884,686
	Financial assets at fair value through profit or loss [6]	—	38,147	(89)	38,058
Available-for-sale financial assets: others	Financial assets at fair value through other comprehensive income	500	(500)	—	—
	Financial assets at fair value through profit or loss [7]	—	500	—	500
Held-to-maturity financial assets	Financial assets at amortized cost	8,737,150	(214,280)	(1,202)	8,521,668

	Financial assets at fair value through profit or loss [8]	—	214,280	(2,004)	212,276

		40,815,674	—	1,099	40,816,773

Other financial assets	Financial assets at amortized cost	6,341,463	(1,624)	(3,368)	6,336,471

		325,530,449	(21,044)	(290,179)	325,219,226

[1]	Net of allowance.
[2]

The deposits amounting to ~~W~~ 1,908,070 million classified as loans and receivables in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet the Solely Payments of Principal and Interest (“SPPI”) condition.

[3]

The loans amounting to ~~W~~ 132,255 million classified as loans and receivables in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet the SPPI condition.

[4]

The equity securities amounting to ~~W~~ 2,549,706 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as debt securities (financial assets at fair value through profit or loss) because those financial assets did not meet SPPI condition.

[5]

The debt securities amounting to ~~W~~ 2,835,591 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at amortized cost because those financial assets met the business model condition which the Group holds the financial asset for the collection of the contractual cash flows, and SPPI condition.

[6]

The equity securities amounting to ~~W~~ 38,147 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss as the Group did not designate those equity securities as financial assets at fair value through other comprehensive income.

[7]

Other securities amounting to ~~W~~ 500 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet SPPI condition.

[8]

The structured debt securities amounting to ~~W~~ 214,280 million classified as held-to-maturity financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet SPPI condition.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the measurement category of the financial liabilities in accordance with Korean IFRS 1039 and 1109, are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039	Reclassification	Remeasurement	Korean IFRS 1109
Financial liabilities held for trading	Financial liabilities at fair value through profit or loss	74,191	—	—	74,191
Derivative financial liabilities held for trading	Derivative financial liabilities held for trading	2,558,788	—	—	2,558,788
Derivative financial liabilities held for hedging	Derivative financial liabilities held for hedging	50,032	—	—	50,032
Deposits	Financial liabilities at amortized cost	252,478,931	—	—	252,478,931
Debts	Financial liabilities at amortized cost	15,810,753	—	—	15,810,753
Debentures	Financial liabilities at amortized cost	19,183,798	—	—	19,183,798
Other financial liabilities	Financial liabilities at amortized cost	12,733,354	(21,044)	—	12,712,310

		302,889,847	(21,044)	—	302,868,803

On the date of initial application, January 1, 2018, the classification of the financial assets by category in accordance with Korean IFRS 1109, are as follows:

	January 1, 2018
(In millions of Korean won)	Financial assets at fair value through profit or loss	Debt securities at fair value through other comprehensive income	Equity securities at fair value through other comprehensive income	Financial assets at amortized cost[1]	Derivative financial instruments held for hedging	Total
Cash and due from financial institutions	—	—	—	13,736,718	—	13,736,718
Financial assets at fair value through profit or loss	13,250,062	—	—	—	—	13,250,062
Derivative financial asset held for trading	2,509,993	—	—	—	—	2,509,993
Derivative financial asset held for hedging	—	—	—	—	80,469	80,469
Loans at amortized cost	—	—	—	251,289,280	—	251,289,280
Financial investments	—	24,770,170	1,884,686	11,361,377	—	38,016,233
Other financial assets	—	—	—	6,336,471	—	6,336,471

	15,760,055	24,770,170	1,884,686	282,723,846	80,469	325,219,226

[1]	Net of allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the reclassification from financial assets at fair value through profit or loss to financial assets at amortized cost or financial assets at fair value through other comprehensive income, does not exist.

On the date of initial application, January 1, 2018, the reclassification from certain financial assets, other than financial assets at amortized cost to financial assets at amortized cost, are as follows:

(In millions of Korean won)	Measurement categories before reclassification	Fair value	Recognizable valuation gain or loss if not reclassified
Currency stabilization bond	Available-for-sale	1,975,001	(248)
Asset backed securities	Available-for-sale	860,590	(4,046)

		2,835,591	(4,294)

On the date of initial application, January 1, 2018, the adjustments from the allowances/provision in accordance with Korean IFRS 1039 to the allowances/provision in accordance with Korean IFRS 1109, are as follows:

Measurement categories		Allowances/Provision
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039	Reclassification	Remeasurement	Korean IFRS1109
Loans and receivables
Due from financial institutions	Financial assets at amortized cost	—	—	1,530	1,530
Loans	Financial assets at amortized cost	1,378,113	—	289,070	1,667,183
	Financial assets at fair value through profit or loss	35,608	(35,608)	—	—
Other financial assets	Financial assets at amortized cost	49,722	—	3,368	53,090
Available-for-sale
Debts securities	Financial assets at fair value through other comprehensive income	—	—	2,145	2,145
	Financial assets at amortized cost	—	—	176	176
Held-to-maturity securities
Debts securities	Financial assets at amortized cost	—	—	1,202	1,202

		1,463,443	(35,608)	297,491	1,725,326

Unused commitment and guarantee
Non-financial guarantee and unused commitment		195,772	—	4,940	200,712

		195,772	—	4,940	200,712

Financial guarantee		1,862	—	356	2,218

		1,862	—	356	2,218

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the impacts on accumulated other comprehensive income due to financial assets at fair value through other comprehensive income and others, are as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	678,094
Change of subsequent Measurement category: available-for-sale financial assets to financial assets at amortized cost	4,294
Change of subsequent Measurement category: available-for-sale financial assets to financial assets at fair value through profit or loss	(64,987)
Recognition of expected credit losses on debt securities at fair value through other comprehensive income	2,145
Reversal of impairment on equity securities at fair value through other comprehensive income	(612,647)
Valuation of fair value of equity securities accounted for under cost method	276
Change of gains (losses) from using equity method of associates and joint ventures	(5,709)
Change of gain/loss from foreign currency translation of foreign operations	1,932
Tax effect	184,605

January 1, 2018 (after adoption of Korean IFRS 1109)	188,003

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the impacts on retained earnings, are as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	17,403,751
Change of subsequent Measurement category: available-for-sale financial assets to financial assets at fair value through profit or loss	64,987
Change of subsequent Measurement category: held-to-maturity financial assets to financial assets at fair value through profit or loss	(2,004)
Change of subsequent Measurement category: loans and receivables to financial assets at fair value through profit or loss	2,690
Recognition of expected credit losses on debt securities at fair value through other comprehensive income	(2,145)
Reversal of impairment on equity securities at fair value through other comprehensive income	612,647
Application of expected credit losses on financial assets at amortized cost	(295,346)
Application of expected credit losses on provisions	(5,296)
Valuation of fair value of equity securities accounted for under cost method	(89)
Change of gains (losses) from using equity method of associates and joint ventures	6,994
Change of gain/loss from foreign currency translation of foreign operations	(1,932)
Tax effect	(105,563)

January 1, 2018 (after adoption of Korean IFRS 1109)	17,678,694

43. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as at and for the year ended December 31, 2018, was originally approved by the Board of Directors on February 7, 2019, and was re-approved with revision on February 28, 2019.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2018 and 2017

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2018 and 2017

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholder of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Opinion

We have audited the accompanying separate financial statements of Kookmin Bank (the Bank), which comprise the separate statements of financial position as at December 31, 2018 and 2017 and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Kookmin Bank as at December 31, 2018 and 2017, and its separate financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS)

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

1

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s

2

•	report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2018 and 2017

(In millions of Korean won)	Notes	2018[1]	2017
Assets
Cash and due from financial institutions	4,6,7,36	13,413,780	14,628,439
Financial assets at fair value through profit or loss (Under Korean IFRS 1039)	4,6,12	—	3,147,115
Financial assets at fair value through profit or loss	4,6,8,12	8,612,864	—
Derivative financial assets	4,6,9	1,611,295	2,590,960
Loans at amortized cost	4,6,8,10,11	274,985,803	250,119,240
Financial investments	4,6,8,12	42,559,078	42,208,334
Investments in associates and subsidiaries	13,38	997,389	867,073
Property and equipment	14	3,123,612	2,974,656
Investment property	14	48,466	56,438
Intangible assets	15	221,756	214,952
Current income tax assets	32	2,633	1,388
Assets held for sale	18	16,952	155,506
Other assets	4,6,17	4,384,063	6,455,060

Total assets		349,977,691	323,419,161

Liabilities
Financial liabilities at fair value through profit or loss (Under Korean IFRS 1039)	4,6	—	74,191
Financial liabilities at fair value through profit or loss	4,6	87,168	—
Derivative financial liabilities	4,6,9	1,638,795	2,622,912
Deposits	4,6,19	267,525,970	247,712,788
Debts	4,6,20	17,411,985	15,854,911
Debentures	4,6,21	21,799,085	18,167,498
Provisions	22	307,379	357,488
Net defined benefit liabilities	23	166,525	8,568
Current income tax liabilities	32	4,026	2,503
Deferred income tax liabilities	16,32	78,067	128,915
Other liabilities	4,6,24,30	14,387,972	13,248,665

Total liabilities		323,406,972	298,178,439

Equity
Capital stock	25	2,021,896	2,021,896
Capital surplus	25	5,220,031	5,220,031
Accumulated other comprehensive income	25,34	176,414	745,856
Retained earnings	25,33	19,152,378	17,252,939
(Provision of regulatory reserve for credit losses
December 31, 2018 : ~~W~~2,137,264 million
December 31, 2017 : ~~W~~1,989,616 million)
(Amounts estimated to be appropriated (reveresd)
December 31, 2018 : ~~W~~132,861 million
December 31, 2017 : ~~W~~147,648 million)

Total equity		26,570,719	25,240,722

Total liabilities and equity		349,977,691	323,419,161

[1]

The separate statement of financial position for year ended December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative separate statement of financial position for the year ended December 31, 2017 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(In millions of Korean won)	Notes	2018[1]	2017
Interest income		9,737,156	8,296,544
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		9,648,150	—
Interest income from financial instruments at fair value through profit or loss		89,006	—
Interest income from loans and receivables		—	8,235,425
Interest income from financial instruments at fair value through profit or loss (Under Korean IFRS 1039)		—	61,119
Interest expense		(3,749,069)	(2,842,282)

Net interest income	26	5,988,087	5,454,262

Fee and commission income		1,443,839	1,482,130
Fee and commission expense		(284,139)	(235,313)

Net fee and commission income	27	1,159,700	1,246,817

Net losses on financial assets/liabilities at fair value through profit or loss (Under Korean IFRS 1039)	28	—	(71,742)

Net gains on financial assets/liabilities at fair value through profit or loss	28	357,580	—

Net other operating expense	29	(654,763)	(239,020)

General and administrative expenses	14,15,23,30,40	(3,733,708)	(3,632,546)

Operating profit before provision for credit losses		3,116,896	2,757,771

Provision for credit losses	7,11,12,17,22	(99,802)	(112,985)

Operating profit		3,017,094	2,644,786
Net non-operating profit	31	41,367	45,765

Profit before income tax expense		3,058,461	2,690,551
Income tax expense	32	(819,144)	(427,635)

Profit for the year		2,239,317	2,262,916

(Adjusted profit after provision of regulatory reserve for credit losses	25
2018 : ~~W~~1,999,344 million
2017 : ~~W~~2,115,268 million
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	(95,796)	14,177
Net losses on equity instruments at fair value through other comprehensive income		(36,013)	—
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		856	(2,886)
Gains on valuation of financial investments		—	126,314
Net gains on debt instruments at fair value through other comprehensive income		56,992	—
Gains on cash flow hedging instruments		3,788	7,414
Other comprehensive income for the year, net of tax	34	(70,173)	145,019

Total comprehensive income for the year		2,169,144	2,407,935

[1]

The separate statement of comprehensive income for year ended December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative separate statement of comprehensive income for the year ended December 31, 2017 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

(In millions of Korean won)	Notes	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
Balance at January 1, 2017		2,021,896	5,220,031	600,837	15,349,516	23,192,280

Comprehensive income for the year
Profit for the year		—	—	—	2,262,916	2,262,916
Remeasurements of net defined benefit liabilities		—	—	14,177	—	14,177
Currency translation differences		—	—	(2,886)	—	(2,886)
Gains on valuation of financial investments		—	—	126,314	—	126,314
Gains on cash flow hedging instruments		—	—	7,414	—	7,414

Total comprehensive income for the year		—	—	145,019	2,262,916	2,407,935

Transactions with the shareholder
Dividends		—	—	—	(359,493)	(359,493)

Total transactions with the shareholder		—	—	—	(359,493)	(359,493)

Balance at December 31, 2017		2,021,896	5,220,031	745,856	17,252,939	25,240,722

Balance at January 1, 2018		2,021,896	5,220,031	745,856	17,252,939	25,240,722

The effect of changing of accounting policies	41	—	—	(499,269)	286,616	(212,653)
Balance after reflecting the change of accounting policies		2,021,896	5,220,031	246,587	17,539,555	25,028,069
Comprehensive income for the year
Profit for the year		—	—	—	2,239,317	2,239,317
Remeasurements of net defined benefit liabilities		—	—	(95,796)	—	(95,796)
Net gains on equity instruments at fair value through other comprehensive income		—	—	(36,013)	13,638	(22,375)
Currency translation differences		—	—	856	—	856
Net gains on debt instruments at fair value through other comprehensive income		—	—	56,992	—	56,992
Gains on cash flow hedging instruments		—	—	3,788	—	3,788

Total comprehensive income for the year		—	—	(70,173)	2,252,955	2,182,782

Transactions with the shareholder
Dividends		—	—	—	(640,132)	(640,132)

Total transactions with the shareholder		—	—	—	(640,132)	(640,132)

Balance at December 31, 2018[1]		2,021,896	5,220,031	176,414	19,152,378	26,570,719

[1]

The separate statement of changes in equity for year ended December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative separate statement of changes in equity for the year ended December 31, 2017 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018[1]	2017
Cash flows from operating activities
Profit for the year		2,239,317	2,262,916

Adjustment for non-cash items
Net losses on financial assets/liabilities at fair value through profit or loss (Under Korean IFRS 1039)		—	26,875
Net gains on financial assets/liabilities at fair value through profit or loss		(40,016)	—
Net losses(gains) on derivative financial investments for hedging purposes		41,491	(16,198)
Adjustment of fair value of derivative financial instruments		410	(1,000)
Provision for credit losses		99,802	112,985
Net losses(gains) on financial investments		(86,994)	62,394
Net losses on associates and subsidiaries		31,263	82,956
Depreciation and amortization expense		241,400	229,890
Other net gains on property and equipment/intangible assets		(106,376)	(44,366)
Share-based payment		4,051	33,148
Post-employment benefits		140,790	147,469
Net interest expense		248,356	261,895
Losses on foreign currency translation		(10,120)	(298,333)
Other expense		19,117	47,666

		583,174	645,381

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss (Under Korean IFRS 1039)		—	531,540
Financial assets at fair value through profit or loss		(3,066,415)	—
Derivative financial instrument		(11,166)	(2,809)
Loans at amortized cost		(25,022,135)	(16,559,476)
Current income tax assets		(1,245)	10,730
Deffered income tax assets		449	84,257
Other assets		2,250,031	(2,714,221)
Financial liabilities at fair value through profit or loss (Under Korean IFRS 1039)		—	953
Financial liabilities at fair value through profit or loss		10,419	—
Deposits		19,411,037	17,399,162
Deferred income tax liabilities		55,218	32,194
Other liabilities		544,622	(1,336,412)

		(5,829,185)	(2,554,082)

Net cash outflow from operating activities		(3,006,694)	354,215

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		3,065	(3,222)
Disposal of financial assets at fair value through profit or loss		11,093,020	—
Acquisition of financial assets at fair value through profit or loss		(8,901,732)	—
Disposal of financial investments		53,147,788	33,834,099
Acquisition of financial investments		(57,399,854)	(39,976,314)
Disposal of investments in associates and subsidiaries		39,772	67,406
Acquisition of investments in associates and subsidiaries		(201,348)	(34,968)
Disposal of property and equipment		1,722	(58)
Acquisition of property and equipment		(330,618)	(215,674)
Disposal of intangible assets		1,425	233
Acquisition of intangible assets		(52,719)	(50,575)
Net cash flows due to conversion of a subsidiary into a branch		32,903	10,245
Others		301,954	209,866

Net cash outflow from investing activities		(2,264,622)	(6,158,962)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		(17,698)	5,804
Net increase in debts		1,346,037	834,750
Increase in debentures		9,308,540	9,696,468
Decrease in debentures		(5,861,362)	(5,395,942)
Payment of dividends		(640,132)	(359,493)
Net increase in other payables from trust accounts		276,446	540,071
Others		(212,475)	148,314

Net cash inflow from financing activities		4,199,356	5,469,972

Exchange losses on cash and cash equivalents		(29,310)	(192,893)

Net decrease in cash and cash equivalents		(1,101,270)	(527,668)
Cash and cash equivalents at the beginning of the year	36	5,509,846	6,037,514

Cash and cash equivalents at the end of the year	36	4,408,576	5,509,846

[1]

The separate statement of cash flows for the year ended December 31, 2018 is prepared applying Korean IFRS 1109, and the comparative separate statement of cash flows for the year ended December 31, 2017 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1109.

The accompanying notes are an integral part of these separate financial statements.

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As at December 31, 2018, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As at December 31, 2018, the Bank operates 1,057 domestic branches and offices, and six overseas branches (excluding four subsidiaries and three offices).

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The Bank has prepared the separate financial statements in accordance with Korean IFRS 1027 Separate Financial Statements.

The Bank newly applied the following amended and enacted standards and interpretations from January 1, 2018, and these applications do not have a material impact on the separate financial statements, except for the adoption of Korean IFRS 1109 Financial Instruments.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund and similar entities, the entity may elect to measure that investment at fair value through profit or loss. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture.

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples.

•	Amendments to Korean IFRS 1102 Share-based Payment

The amendments clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled and also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Enactment of Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

•	Amendments to Korean IFRS 1109 Financial Instruments

The Bank adopted Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transitional provisions of Korean IFRS 1109, comparative periods have not been restated. The Bank recognized the difference between the previous carrying amount and the carrying amount at the date of initial application in equity as at January 1, 2018.

For the details about impacts of the adoption of this Korean IFRS 1109, see Note 41.

•	Amendments to Korean IFRS 1115 Revenue from Contracts with Customers

The Bank has adopted Korean IFRS 1115, Revenue from Contracts with Customers from January 1, 2018. The new standard for revenue recognition replaced Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of Assets from Customers.

The Bank has changed the following accounting policy for the period beginning on January 1, 2018.

•	Presentation of interest income arising from financial assets at fair value through profit or loss

The Bank previously recognized interest income arising from financial assets at fair value through profit or loss (under Korean IFRS 1039) as net gains (losses) of financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039) in the statement of comprehensive income. From January 1, 2018, the Bank changed the accounting policy and corresponding interest income was presented as a part of interest income in the statement of comprehensive income. The Bank believes the change in accounting policy provides more relevant information. The statement of comprehensive income for the year ended December 31, 2017 has been restated by adjusting classification of interest income.

This change in accounting policy does not have any impact on the statements of financial position as at December 31, 2018 and 2017, and profit for the years ended December 31, 2018 and 2017. The impacts on the statements of comprehensive income for 2018 and 2017, are as follows:

(in millions of Korean won)	2018	2017
Increase in interest income	89,006	61,119
Decrease in net gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1109)	(89,006)	—
Decrease in net gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	(61,119)

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Certain new accounting standards and interpretations that have been published but are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Bank are set out below.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Bank shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Bank shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Bank may not need to reassess all contracts with applying the practical expedient that can be applied to contracts entered before the date of initial application. On the basis of the date of initial application, the Bank will assess whether the contract is , or contains, a lease.

For a contract that is, or contains, a lease, the Bank shall account for each lease component within the contract as a lease separately from non-lease components of the contract. In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. For the all (or partial) contracts that are, or contain, a lease, the Bank plans to apply the practical expedient to account for each lease component and any associated non-lease components as a single lease component.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). The Bank plans to apply the recognition exemption for the short-term contracts of leasing realty for training purposes (a lease term of 12 months or less at the commencement date) and leases for which the underlying asset is of low value (e.g. underlying assets below ~~W~~ 5,000,000 or $ 5,000).

For sale and leaseback transactions, an entity (the seller-lessee) shall apply the requirements for determining when a performance obligation is satisfied in Korean IFRS 1115 Revenue from Contracts with Customers to determine whether the transfer of an asset is accounted for as a sale of that asset. The entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

From a lessor’s accounting perspective, Korean IFRS 1116 will not significantly change in comparison to Korean IFRS 1017. For the lease accounting as the lessor from the Bank’s point of view, the Bank expects the impact to the financial statements applying Korean IFRS 1116 will not be significant.

A lessee shall apply this standard to its leases either (a) retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or (b) with the cumulative effect of initially applying the standard being recognized at the date of initial application.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Bank plans to apply Korean IFRS 1116 retrospectively with the cumulative effect of initially applying the standard and as such will not restate any comparative information.

The Bank performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The assessment was performed based on available information as at December 31, 2018 to identify effects on 2019 financial statements.

The total minimum lease payment expected to be paid by the Bank in relation to operating leases before discounted to their present value is ~~W~~ 330,758 million. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to ~~W~~ 317,665 million. Based on the impact assessment, the Bank expects the underlying leased asset and a lease liability as at December 31, 2018 to be increased by ~~W~~ 350,803 million and ~~W~~ 317,665 million, respectively. The difference between the right-of-use asset and the lease liability is arising from the adjustments made at the right-of-use asset for the lease contracts entered before the date of the adoption of this standard.

The impact assessment may change due to additional information that the Bank may obtain after the assessment.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after 1 January 2019.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendments clarify that an entity shall apply Korean IFRS 1109 to other interests in an associate or joint venture to which the equity method is not applied. In addition, the entity shall apply the impairment requirements in Korean IFRS 1109 first to its other long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

(a) Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

(b) Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the join operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

(c) Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

(d) Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income Taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax Law for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax law is effective for three years from 2018 and measurement of current and deferred income tax is affected. As the Bank’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Bank uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on financial assets at amortized cost and fair value through other comprehensive income through impairment test and recognizes provisions for acceptances and guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for the estimation of expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, acceptances and guarantees, and unused loan commitments.

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions(Note 23).

2.4.5 Estimated Impairment of Goodwill

The recoverable amounts of cash-generating units, to determine whether goodwill is impaired, have been determined based on value-in-use calculations(Note 15).

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. The items related to financial instruments on the financial statements are accounted for applying Korean IFRS 1109 for the current period, and Korean IFRS 1039 for the comparative prior period, respectively.

Comparative financial statements are not restated retrospectively and the described accounting policies on financial instruments are applied for the financial statements for the current period. Except for the changes in accounting policies related to financial instruments, these policies have been consistently applied to all periods presented.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence in the financial and operating policy decisions. If the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS 1109, and measured at fair value in accordance with Korean IFRS 1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in the separate component of equity, is reclassified from other comprehensive income to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income or financial assets at amortized cost. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the Bank’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instruments at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

The Bank writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations. After the write-off, the Bank can collect the written-off loans continuously according to the internal policy. Recovered amounts from written-off financial assets are recognized in profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.

3.3.4 Offsetting

Financial assets and financial liabilities are offset and the net amount are presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading, financial assets designated by the Bank as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial Assets at Fair Value through Other Comprehensive Income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding or;

•

Equity instruments that are not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income using effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

Upon disposal of financial assets at fair value through other comprehensive income, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not reclassified to profit or loss at disposal.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Fair value differences resulting from exchange differences on the amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial Assets at Amortized Cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost. These financial assets are subsequently carried at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method. The carrying amount of financial assets at amortized cost is presented by deducting allowance for doubtful accounts, and the measurement method is described in Note 3.6.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Bank measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income with the exception of financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets not subject to the below approach and unused loan commitments on off-balance sheet

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. After initial recognition, loss allowances for the assets without significant increase in credit risk are measured at the amount of 12 month expected credit losses, whereas the loss allowances for the assets with significant increase in credit risk are measured at the amount of lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Bank determines whether the credit risk has increased significantly using the following information, and if one or more of the following items are met, it is deemed as significant increase in credit risk. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Bank determines whether the credit risk has increased significantly using the same following information.

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information on Korea Federation of Banks, and etc.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

If one or more of the following items are met, it is generally deemed as credit-impaired:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of banks

•	A corporate borrower with the credit rating C or D

•	Refinancing or

•	Debt restructuring, and etc.

3.6.1 Forward-looking Information

The Bank uses forward-looking information, when it determines whether the credit risk has increased significantly and it measures the expected credit losses.

The Bank assumes the risk components have a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of more than 8 years and the key macroeconomic variables, and calculates the expected credit losses by reflecting the results of the correlation on the risk component. The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Housing transaction price index	(-)
Consumer price index	(+ )
Unemployment rate	(+ )

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Bank for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under KB Financial Group with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation.

3.6.2 Measuring Expected Credit Losses on Financial at Amortized Cost

The expected credit losses on financial assets at amortized cost are measured as the difference between the asset’s contractual terms of cash flow and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Bank estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

For financial assets that are not individually significant, the Bank collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of impairment is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such methodology applies factors such as type of collateral, product and borrowers, credit rating, portfolio size, recovery period, probability of default estimated for each group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating expected credit loss and to determine factors on the basis of historical loss experience and forward-looking information. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between estimated and actual loss.

Lifetime expected credit loss is measured by applying Probability of Default (“PD”) and adjusted Loss Given Default (“LGD”) reflecting the changes in carrying amount to the carrying amount as at the end of the reporting period with deducted by expected repayment of principals.

3.6.3 Measuring Expected Credit Losses on Financial Assets at Fair Value through Other Comprehensive Income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost. However, the loss allowance shall be recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the separate financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge).

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

See Note 9 for changes in fair value of the hedging instruments and changes in other comprehensive income related to derivatives held for cash flow hedging.

The Bank applies hedge accounting for risk management activities aligned with the requirements and qualifying criteria for hedge accounting of Korean IFRS 1109.

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives and non-derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expenses). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss(other operating income and expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank entirely hedges the interest rate risk.

At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction because of the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) are designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between both. Even if the volatility of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference calculating in set-up dates creates a hedge ineffectiveness.

3.7.5 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, 1) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and, 3) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.7.6 Day One Gain and Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment Properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~10 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance Lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.11.2 Operating Lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Bank measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Bank and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the separate statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.15 Financial Liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.15.1 Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Bank records transaction using memorandum value when it borrows securities from Korea Securities Depository and others. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount is recognized as profit or loss.

3.15.2 Other Financial Liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, debts, debentures and others. Upon of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

In case an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowing. The Bank derecognizes a financial liability from the separate statement of financial position only when the obligation specified in the contract is discharged, cancelled or expired.

3.16 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

When an onerous contract is occurred, the present obligation under the contract is recognized and measured as provisions.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	Provisions measured in accordance with Korean IFRS 1109 Financial Instruments and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115, Revenue from Contracts with Customers.

3.18 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.19.1 Interest Income and Expense

Interest income of debt instruments at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt instruments at fair value through other comprehensive income, and interest expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid(main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income earned from debt instruments at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.19.2 Fee and Commission Income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees related to performance obligations in the contract satisfied over time

As control over related goods and services of fees and commission income of performance obligation contracts transfer over time, commission income is recognized over the period of performance obligations. Fees and commission income, including asset management fees and commission fees are recognized as the related services are rendered.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Fees earned at a point in time

Fees earned at a point in time are recognized when a customer obtains controls of a promised asset and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Net Gains/Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (including changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss, excluding interest income calculated by the effective interest rate

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the criteria for hedge accounting

3.19.4 Dividend Income

Dividend income is recognized as profit or loss when the right to receive payment is established. Dividend income is recognized as relevant profit or loss on the statement of comprehensive income in depending of the classification of equity securities.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits(other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability(accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based Payment

The Bank has share grant and mileage stock programs to directors and employees of the Bank. The Bank has a choice of whether to settle share grant in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement, while the Bank shall settle the mileage stock in cash based on the stock price.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Bank accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Bank shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period

3.21.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the taxes based amount of assets and liabilities and their carrying amount in the separate financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation processed by the tax authorities. The Bank recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, interest and penalties related to income taxes are recognized in accordance with Korean IFRS 1037 as its economic substances.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.23 Operating Segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other risk types, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole. The Bank uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit Risk Management

The Bank measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Bank manages credit risk by allocating credit risk internal capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management group that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s credit group, customer service group and SME/SOHO group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.2.3 Maximum Exposure to Credit Risk

The Bank’s maximum exposures of financial instruments excluding equity securities to credit risk without consideration of collateral values as at December 31, 2018 are as follows:

(In millions of Korean won)	2018
Financial assets
Due from financial institutions [1]	10,362,359
Financial assets at fair value through profit or loss
Securities	8,299,293
Loans	212,596
Financial instruments indexed to gold	78,808
Derivatives	1,611,295
Loans at amortized cost [1]	274,985,803
Financial investments
Securities at fair value through other comprehensive income	27,556,891
Securities at amortized cost [1]	12,753,724
Loans at fair value through other comprehensive income	349,547
Other financial assets [1]	4,197,708

340,408,024

Off-balance sheet items [2]
Acceptances and guarantees contracts	7,250,061
Financial guarantee contracts	4,636,538
Commitments	81,137,779
93,024,378

433,432,402

[1]	Due from financial institutions, loans at amortized cost, securities at amortized cost and other financial assets are presented net of allowance.
[2]	For details of relevant provisions, see Note 22.

The Bank’s maximum exposures of financial instruments, excluding equity securities and beneficiary certificates, to credit risk without consideration of collateral values as at December 31, 2017 are as follows:

(In millions of Korean won)	2017
Financial assets
Due from financial institutions	12,034,350
Financial assets at fair value through profit or loss (under Korean IFRS 1039)
Financial assets held for trading [1]	3,117,864
Derivatives	2,590,960
Loans [2]	250,119,240
Financial investments
Available-for-sale financial assets	27,417,640
Held-to-maturity financial assets	8,732,246
Other financial assets [2]	6,303,303

310,315,603

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Off-balance sheet items
Acceptances and guarantees contracts	6,965,502
Financial guarantee contracts	4,135,402
Commitments	50,785,020

61,885,924

372,201,527

[1]	Including financial instruments indexed to gold amounting to ~~W~~ 73,856 million.
[2]	Loans and other financial assets are presented net of allowance.

4.2.4 Credit Risk of Loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Bank assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income (debt instruments) other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Bank measures the expected credit losses on loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income on the financial statements.

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Credit risk exposure

Loans as at December 31, 2018, are classified as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Financial assets at amortized cost
Corporate
Grade 1	68,474,730	1,406,552	1,573	—	—	69,882,855
Grade 2	53,896,127	4,065,708	1,610	—	—	57,963,445
Grade 3	2,472,873	1,677,369	6,566	—	—	4,156,808
Grade 4	395,335	902,790	40,043	—	—	1,338,168
Grade 5	20,648	342,216	920,190	—	—	1,283,054

	125,259,713	8,394,635	969,982	—	—	134,624,330

Retail
Grade 1	123,963,709	4,387,477	8,836	—	—	128,360,022
Grade 2	4,171,518	7,058,259	6,218	—	—	11,235,995
Grade 3	140,074	881,415	4,158	—	—	1,025,647
Grade 4	431,480	154,506	2,582	—	—	588,568
Grade 5	8,426	296,087	379,555	—	—	684,068

	128,715,207	12,777,744	401,349	—	—	141,894,300

	253,974,920	21,172,379	1,371,331	—	—	276,518,630

Financial assets at fair value through other comprehensive income
Corporate
Grade 1	149,226	25,731	—	—	—	174,957
Grade 2	128,712	45,878	—	—	—	174,590
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	277,938	71,609	—	—	—	349,547

Retail
Grade 1	—	—	—	—	—	—
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	—	—

	277,938	71,609	—	—	—	349,547

	254,252,858	21,243,988	1,371,331	—	—	276,868,177

[1]	Before netting of allowance.

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Loans as at December 31, 2017, are classified as follows:

	2017
(In millions of Korean won)	Retail		Corporate		Total
	Amount	%	Amount	%	Amount	%
Loans
Neither past due nor impaired	129,053,465	99.04	119,839,745	98.88	248,893,210	98.96
Past due but not impaired	863,389	0.66	197,918	0.16	1,061,307	0.42
Impaired	386,240	0.30	1,166,549	0.96	1,552,789	0.62

	130,303,094	100.00	121,204,212	100.00	251,507,306	100.00

Allowances	(318,138)	0.24	(1,069,928)	0.88	(1,388,066)	0.55

Carrying amount	129,984,956		120,134,284		250,119,240

Credit quality of loans that are neither past due nor impaired as at December 31, 2017, are as follows:

	2017
(In millions of Korean won)	Retail	Corporate	Total
Grade 1	115,146,823	61,524,809	176,671,632
Grade 2	12,537,698	51,891,363	64,429,061
Grade 3	804,043	4,852,801	5,656,844
Grade 4	385,241	1,253,960	1,639,201
Grade 5	179,660	316,812	496,472

	129,053,465	119,839,745	248,893,210

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Credit quality of loans graded according to internal credit ratings as at December 31, 2017, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Loans that are past due but not impaired as at December 31, 2017, are as follows:

	2017
(In millions of Korean won)	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	Total
Retail	734,224	87,845	41,320	863,389
Corporate	154,706	26,654	16,558	197,918

	888,930	114,499	57,878	1,061,307

Impaired loans as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Retail	Corporate	Total
Loans	386,240	1,166,549	1,552,789
Allowances	(126,439)	(756,664)	(883,103)
Individual	—	(670,956)	(670,956)
Collective	(126,439)	(85,708)	(212,147)

	259,801	409,885	669,686

Credit risk mitigation by collateral

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	59,710,931	5,864,526	146,818	—	—	65,722,275
Deposits and savings	1,354,807	76,960	5,265	—	—	1,437,032
Property and equipment	2,411,077	72,326	2,461	—	—	2,485,864
Real estate	145,007,035	12,494,029	385,562	—	—	157,886,626

	208,483,850	18,507,841	540,106	—	—	227,531,797

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantees	17,257	107,610	198,379	57,326,035	57,649,281
Deposits and savings	10,000	5,375	21,549	1,398,796	1,435,720
Property and equipment	125	456	43	1,931,149	1,931,773
Real estate	96,008	269,021	636,835	145,474,803	146,476,667

	123,390	382,462	856,806	206,130,783	207,493,441

4.2.5 Credit Quality of Securities

The credit quality of financial investments excluding equity securities that are exposed to credit risk as at December 31, 2018, are as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities at amortized cost
Grade 1	12,754,979	—	—	—	—	12,754,979
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	12,754,979	—	—	—	—	12,754,979
Securities at fair value through other comprehensive income
Grade 1	27,028,610	—	—	—	—	27,028,610
Grade 2	525,772	—	—	—	—	525,772
Grade 3	—	—	—	—	—	—
Grade 4	2,509	—	—	—	—	2,509
Grade 5	—	—	—	—	—	—

	27,556,891	—	—	—	—	27,556,891

	40,311,870	—	—	—	—	40,311,870

[1]	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as at December 31, 2018, are as follows:

Credit	Domestic			Foreign
quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

Financial assets at fair value through profit or loss and financial investments, excluding equity securities and beneficiary certificates, that are exposed to credit risk as at December 31, 2017 are as follows:

(In millions of Korean won)	2017
Securities that are neither past due nor impaired	39,193,894
Impaired securities	—

39,193,894

The credit quality of securities, excluding equity securities and beneficiary certificates that are neither past due nor impaired as at December 31, 2017, is as follows:

(In millions of Korean won)

	2017
	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Financial assets held for trading	2,937,846	106,162	—	—	—	3,044,008
Available-for-sale financial assets	27,284,952	126,939	3,228	2,521	—	27,417,640
Held-to-maturity financial assets	8,732,246	—	—	—	—	8,732,246

	38,955,044	233,101	3,228	2,521	—	39,193,894

The credit qualities of securities, excluding equity securities and beneficiary certificates, according to the credit ratings by external rating agencies as at December 31, 2017, are as follows:

Credit	Domestic			Foreign
quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.2.6 Credit Risk of Due from Financial Institutions

The credit quality of due from financial institutions as at December 31, 2018, is classified as follows:

2018
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions at amortized cost
Grade 1	10,362,365	—	—	—	10,362,365
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	10,362,365	—	—	—	10,362,365

[1]	Before netting of allowance.

The classification criteria of the credit quality for due from financial institutions are the same as the criteria for securities (excluding equity securities).

4.2.7 Credit Risk Mitigation of Derivative Financial Instruments

The quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as at December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018	2017
Deposits and savings, securities and others	381,959	1,198,373

4.2.8 Credit Risk Concentration Analysis

Details of the Bank’s loans by jurisdiction as at December 31, 2018 and 2017, are as follows:

	2018
	Retail	Corporate[1]	Total	%	Allowances	Carrying amount
Korea	141,754,541	132,231,620	273,986,161	98.89	(1,521,921)	272,464,240
Japan	106	333,918	334,024	0.12	(1,865)	332,159
United States	—	839,620	839,620	0.30	(4,795)	834,825
China	—	1,111,453	1,111,453	0.40	(2,507)	1,108,946
Others	139,653	669,862	809,515	0.29	(1,739)	807,776

	141,894,300	135,186,473	277,080,773	100.00	(1,532,827)	275,547,946

[1]	Expected credit loss of loans at fair value through other comprehensive income is ~~W~~ 1,307 million.

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Retail	Corporate	Total	%	Allowances	Carrying amount
Korea	130,223,811	119,079,878	249,303,689	99.13	(1,367,933)	247,935,756
Japan	539	127,009	127,548	0.05	(6,268)	121,280
United States	—	866,867	866,867	0.34	(1,599)	865,268
China	—	904,660	904,660	0.36	(9,928)	894,732
Others	78,744	225,798	304,542	0.12	(2,338)	302,204

	130,303,094	121,204,212	251,507,306	100.00	(1,388,066)	250,119,240

Details of the Bank’s corporate loans by industry as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Loans[1]	%	Allowances	Carrying amount
Financial institutions	11,356,143	8.40	(4,667)	11,351,476
Manufacturing	40,971,041	30.31	(444,637)	40,526,404
Service	58,908,168	43.58	(235,936)	58,672,232
Wholesale and retail	16,012,121	11.84	(92,275)	15,919,846
Construction	2,628,180	1.94	(283,620)	2,344,560
Public	820,832	0.61	(3,285)	817,547
Others	4,489,988	3.32	(23,443)	4,466,545

	135,186,473	100.00	(1,087,863)	134,098,610

[1]	Expected credit loss of loans at fair value through other comprehensive income is ~~W~~ 1,307 million.

(In millions of Korean won)	2017
	Loans	%	Allowances	Carrying amount
Financial institutions	9,464,449	7.81	(5,816)	9,458,633
Manufacturing	38,075,952	31.41	(426,074)	37,649,878
Service	52,524,954	43.34	(266,685)	52,258,269
Wholesale and retail	14,123,858	11.65	(84,864)	14,038,994
Construction	2,526,078	2.08	(269,167)	2,256,911
Public	817,377	0.68	(2,902)	814,475
Others	3,671,544	3.03	(14,420)	3,657,124

	121,204,212	100.00	(1,069,928)	120,134,284

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the Bank’s retail as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Loans	%	Allowances	Carrying amount
Housing purpose	70,178,329	49.46	(28,940)	70,149,389
General purpose	71,715,971	50.54	(416,024)	71,299,947

	141,894,300	100.00	(444,964)	141,449,336

(In millions of Korean won)	2017
	Loans	%	Allowances	Carrying amount
Housing purpose	62,319,990	47.83	(14,914)	62,305,076
General purpose	67,983,104	52.17	(303,224)	67,679,880

	130,303,094	100.00	(318,138)	129,984,956

Details of the Bank’s mortgage loans1 as at December 31, 2018 are as follows:

(In millions of Korean won)	2018
	Loans	%	Allowances	Carrying amount
Group1	6,671,012	7.11	(3,296)	6,667,716
Group2	18,911,235	20.16	(8,322)	18,902,913
Group3	35,580,948	37.94	(8,753)	35,572,195
Group4	32,256,160	34.39	(12,338)	32,243,822
Group5	356,892	0.38	(737)	356,155
Group6	16,776	0.02	(35)	16,741

	93,793,023	100.00	(33,481)	93,759,542

[1]	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20%
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

[1]	LTV: Loan to Value ratio

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Credit risk by industry of due from financial institutions, securities and derivative financial instruments

Details of the Bank’s credit risk of due from financial institutions, securities excluding equity securities and derivative financial instruments by industry as at December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Finance and Insurance	10,362,364	100.00	(5)	10,362,359

	10,362,364	100.00	(5)	10,362,359

Securities at fair value through profit or loss[1]
Government and government funded institutions	1,175,311	14.16	—	1,175,311
Finance and Insurance	6,632,430	79.92	—	6,632,430
Others	491,552	5.92	—	491,552

	8,299,293	100.00	—	8,299,293

Derivatives
Government and government funded institutions	39,290	2.44	—	39,290
Finance and Insurance	1,476,717	91.65	—	1,476,717
Others	95,288	5.91	—	95,288

	1,611,295	100.00	—	1,611,295

Securities at fair value through other comprehensive income[2]
Government and government funded institutions	7,844,258	28.47	—	7,844,258
Finance and Insurance	17,706,660	64.25	—	17,706,660
Others	2,005,973	7.28	—	2,005,973

	27,556,891	100.00	—	27,556,891

Securities at amortized cost
Government and government funded institutions	1,927,884	15.11	—	1,927,884
Finance and Insurance	10,797,031	84.65	(1,249)	10,795,782
Others	30,064	0.24	(6)	30,058

	12,754,979	100.00	(1,255)	12,753,724

	60,584,822		(1,260)	60,583,562

[1]	Collective investment securities included in securities at fair value through profit or loss are classified as finance and insurance.
[2]	Expected credit loss of securities at fair value through other comprehensive income is ~~W~~ 1,299 million.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the Bank’s credit risk of securities, excluding equity securities and beneficiary certificates, and derivative financial instruments by industry as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Amount	%
Financial assets held for trading
Government and government funded institutions	1,108,919	36.43
Finance and Insurance	1,765,827	58.01
Others	169,262	5.56

	3,044,008	100.00

Derivative financial assets
Government and government funded institutions	12,099	0.47
Finance and Insurance	2,447,524	94.46
Others	131,337	5.07

	2,590,960	100.00

Available-for-sale financial assets
Government and government funded institutions	8,188,744	29.87
Finance and Insurance	17,963,474	65.52
Others	1,265,422	4.61

	27,417,640	100.00

Held-to-maturity financial assets
Government and government funded institutions	2,563,480	29.36
Finance and Insurance	6,068,574	69.50
Others	100,192	1.14

	8,732,246	100.00

	41,784,854

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the Bank’s credit risk of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country as at December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Korea	9,172,142	88.51	—	9,172,142
United States	564,594	5.45	(5)	564,589
Others	625,628	6.04	—	625,628

	10,362,364	100.00	(5)	10,362,359

Securities at fair value through profit or loss
Korea	7,648,895	92.16	—	7,648,895
United States	105,541	1.27	—	105,541
Others	544,857	6.57	—	544,857

	8,299,293	100.00	—	8,299,293

Derivatives
Korea	756,248	46.92	—	756,248
United States	285,460	17.72	—	285,460
France	222,905	13.83	—	222,905
Others	346,682	21.53	—	346,682

	1,611,295	100.00	—	1,611,295

Securities at fair value through other comprehensive income [1]
Korea	26,139,297	94.86	—	26,139,297
United States	711,946	2.58	—	711,946
Others	705,648	2.56	—	705,648

	27,556,891	100.00	—	27,556,891

Securities at amortized cost
Korea	11,805,442	92.56	(945)	11,804,497
United States	155,417	1.22	(32)	155,385
United Kingdom	705,790	5.53	(247)	705,543
Others	88,330	0.69	(31)	88,299

	12,754,979	100.00	(1,255)	12,753,724

	60,584,822		(1,260)	60,583,562

[1]	Expected credit loss of securities at fair value through other comprehensive income is ~~W~~ 1,299 million.

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the Bank’s credit risk of securities, excluding equity securities and beneficiary certificates, and derivative financial instruments by country as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Amount	%
Financial assets held for trading
Korea	2,668,545	87.67
Others	375,463	12.33

	3,044,008	100.00

Derivative financial assets
Korea	1,261,943	48.71
United States	291,307	11.24
United Kingdom	52,781	2.04
France	303,883	11.73
Others	681,046	26.28

	2,590,960	100.00

Available-for-sale financial assets
Korea	26,875,524	98.02
Others	542,116	1.98

	27,417,640	100.00

Held-to-maturity financial assets
Korea	7,647,772	87.58
Others	1,084,474	12.42

	8,732,246	100.00

	41,784,854

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets measured at fair value through profit or loss and derivatives are in the financial and insurance industries which have high credit ratings.

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

The Bank has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3 Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as at December 31, 2018 and 2017, is as follows:

	2018
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,408,582	—	—	—	—	—	4,408,582
Financial assets at fair value through profit or loss [2]	8,399,768	230	7,182	184,881	5,542	90,736	8,688,339
Derivatives held for trading [2]	1,535,339	—	—	—	—	—	1,535,339
Derivatives held for hedging [3]	—	(1,332)	620	16,251	20,025	40,830	76,394
Loans at amortized cost	—	18,547,767	27,835,144	106,859,411	70,884,404	95,290,607	319,417,333
Financial investments	1,898,915	2,170,613	3,630,644	13,611,640	20,571,067	2,454,592	44,337,471
Financial assets at fair value through other comprehensive income [4]	1,898,915	1,412,984	2,262,619	9,748,141	14,891,941	191,966	30,406,566
Securities at amortized cost	—	757,629	1,368,025	3,863,499	5,679,126	2,262,626	13,930,905
Other financial assets	—	2,441,445	—	1,019,223	—	—	3,460,668

	16,242,604	23,158,723	31,473,590	121,691,406	91,481,038	97,876,765	381,924,126

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	87,168	—	—	—	—	—	87,168
Derivatives held for trading [2]	1,550,244	—	—	—	—	—	1,550,244
Derivatives held for hedging [3]	—	4,091	(4,249)	(14,415)	15,660	31	1,118
Deposits [5]	122,933,103	15,956,422	27,749,492	94,043,792	9,911,549	1,279,935	271,874,293
Debts	602	2,799,623	3,255,685	6,790,902	4,216,642	669,151	17,732,605
Debentures	30,160	331,604	1,385,279	8,319,923	12,113,285	673,863	22,854,114
Other financial liabilities	—	10,456,755	2,203	76,647	2,406	—	10,538,011

	124,601,277	29,548,495	32,388,410	109,216,849	26,259,542	2,622,980	324,637,553

Off-balance sheet items
Commitments [6]	81,137,779	—	—	—	—	—	81,137,779
Payment guarantee agreement	7,250,059	—	—	—	—	—	7,250,059
Financial guarantee contracts [7]	4,636,540	—	—	—	—	—	4,636,540

	93,024,378	—	—	—	—	—	93,024,378

[1]	The amounts of ~~W~~ 9,005,372 million which are restricted amount due from the financial institutions as at December 31, 2018 are excluded.
[2]

Financial liabilities at fair value through profit or loss and derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	5,488,396	36,400	—	19,688	—	—	5,544,484
Financial assets held for trading [2]	3,147,115	—	—	—	—	—	3,147,115
Derivatives held for trading [2]	2,514,629	—	—	—	—	—	2,514,629
Derivatives held for fair value hedging [3]	—	92	2,722	2,647	(5,017)	52,698	53,142
Loans	—	14,711,695	26,500,812	96,096,742	61,941,240	89,761,518	289,012,007
Available-for-sale financial assets [4]	5,969,230	1,477,300	2,106,359	9,333,028	14,935,314	786,078	34,607,309
Held-to-maturity financial assets	—	584,825	388,928	2,603,641	4,343,586	1,986,169	9,907,149
Other financial assets	—	4,585,981	—	1,042,579	—	—	5,628,560

	17,119,370	21,396,293	28,998,821	109,098,325	81,215,123	92,586,463	350,414,395

Financial liabilities
Financial liabilities held for trading [2]	74,191	—	—	—	—	—	74,191
Derivatives held for trading [2]	2,572,878	—	—	—	—	—	2,572,878
Derivatives held for fair value hedging [3]	—	4,176	(4,715)	(19,705)	(7,144)	244	(27,144)
Deposits [5]	124,002,566	11,384,493	23,011,715	81,477,161	10,134,028	1,249,739	251,259,702
Debts	906	4,113,185	1,848,033	5,230,578	4,328,538	573,088	16,094,328
Debentures	40,655	342,371	400,196	5,425,995	11,524,310	1,536,151	19,269,678
Other financial liabilities	—	10,136,964	774	74,577	—	—	10,212,315

	126,691,196	25,981,189	25,256,003	92,188,606	25,979,732	3,359,222	299,455,948

Off-balance sheet items
Commitments [6]	50,785,020	—	—	—	—	—	50,785,020
Financial guarantee contracts [7]	4,135,402	—	—	—	—	—	4,135,402

	54,920,422	—	—	—	—	—	54,920,422

[1]	The amounts of ~~W~~ 9,084,335 million, which are restricted amount due from the financial institutions as at December 31, 2017 are excluded.
[2]

Financial assets held for trading, financial assets designated at fair value through profit or loss, financial liabilities held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts, are included in the cash flows of the host contracts.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as financial instruments at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The remaining contractual cash flows of derivatives held for cash flow hedging as at and December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	251	2,548	4,871	11,642	—	19,312
Cash flow to be paid of net settlement derivatives	197	129	493	79	—	898

(In millions of Korean won)	2017
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	2	198	488	104	—	792
Cash flow to be paid of net settlement derivatives	94	536	1,444	5,852	—	7,926

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk Management

The Bank sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Bank now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Bank uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Bank compares both the actual and hypothetical profit or loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Bank uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

The units that analyze total VaR can be categorized as follows: ① by product: interest rate products (debt securities in Korean won and foreign currencies, etc.), foreign currency products (spots, futures, and CRS, etc.), equity securities (equities, ELS, etc.), ② by risk factors: interest rates (government bond interest rate in Korean won and foreign currencies, corporate bond interest rate, etc.), exchange rates (USD/KRW, USD/JPY, etc.), and stock market indexes (KOSPI, S&P 500, etc.); the Bank previously assesses VaR by product considering timeliness and efficiency.

However, as the amount of investment property in foreign currencies increases, products evaluated as multiple risk factors (i.e. for foreign currency bonds, ① by product: interest rate product ② by risk factor: interest rate and foreign exchange rate) had a tendency that dispersion effect is excessive due to not reflecting the actual hedge position by products in detail; to prevent which, the Bank has decided to use VaR by risk factor from 2018.

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	6,004	3,189	9,287	5,775
Stock price risk	188	34	484	63
Foreign exchange rate risk	11,558	5,198	23,761	22,392
Deduction of diversification effect				(5,738)

Total VaR	13,336	3,860	25,013	22,492

	2017
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	26,075	13,495	37,553	26,927
Stock price risk	56	6	187	187
Foreign exchange rate risk	32,950	12,405	45,318	25,211
Deduction of diversification effect				(44,464)

Total VaR	8,293	5,365	15,812	7,861

The required equity capital using the standard method related to the positions which are not measured by VaR as at December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018	2017
Interest rate risk	3,032	107
Stock price risk	—	769

	3,032	876

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolios in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US Dollars and Chinese Yuan. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Bank manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.90% confidence level. The measurement results of risk as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Interest Rate VaR	185,612	337,465

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,055,982	305,814	187,715	24,464	212,207	358,040	2,144,222
Financial assets at fair value through profit or loss	1,255,498	—	69,728	—	—	17,773	1,342,999
Derivatives held for trading	91,406	—	—	—	—	—	91,406
Derivatives held for hedging	31,082	—	—	—	—	—	31,082
Loans at amortized cost	12,705,015	333,848	571,077	5,993	8,659	378,946	14,003,538
Financial assets at fair value through other comprehensive income	2,999,553	36,538	5,134	—	—	3,699	3,044,924
Financial assets at amortized cost	949,227	—	—	—	—	—	949,227
Other financial assets	938,944	297,430	17,184	21,447	236,979	21,337	1,533,321

	20,026,707	973,630	850,838	51,904	457,845	779,795	23,140,719

Financial liabilities
Derivatives held for trading	100,635	14	42	—	—	—	100,691
Derivatives held for hedging	88,367	—	—	—	—	—	88,367
Deposits	8,820,671	612,001	491,628	48,264	200,664	449,726	10,622,954
Debts	9,113,898	90,778	184,173	—	5,107	22,901	9,416,857
Debentures	3,960,312	—	31,979	—	—	42,240	4,034,531
Other financial liabilities	897,366	103,395	130,282	3,407	253,069	39,033	1,426,552

	22,981,249	806,188	838,104	51,671	458,840	553,900	25,689,952

Off-balance sheet items	13,608,120	31,148	1,262	—	184,545	7,552	13,832,627

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,342,405	250,808	125,644	17,770	98,121	230,836	2,065,584
Financial assets held for trading	495,988	38,179	10,670	—	—	—	544,837
Derivatives held for trading	59,434	—	—	—	—	—	59,434
Derivatives held for hedging	17,697	—	—	—	—	—	17,697
Loans	11,005,658	228,747	1,549,986	9,548	10,065	215,740	13,019,744
Available-for-sale financial assets	2,045,064	76,185	33,790	—	—	20,666	2,175,705
Held-to-maturity financial assets	1,084,474	—	—	—	—	—	1,084,474
Other financial assets	1,499,198	452,446	405,661	13,100	183,113	192,479	2,745,997

	17,549,918	1,046,365	2,125,751	40,418	291,299	659,721	21,713,472

Financial liabilities
Derivatives held for trading	55,813	—	35	—	—	—	55,848
Derivatives held for hedging	49,962	—	—	—	—	—	49,962
Deposits	8,286,679	753,426	437,873	37,516	102,049	573,275	10,190,818
Debts	7,312,646	44,885	118,248	1,012	4,304	10,183	7,491,278
Debentures	2,940,251	—	—	—	—	—	2,940,251
Other financial liabilities	2,174,652	43,670	887,197	2,918	185,392	20,063	3,313,892

	20,820,003	841,981	1,443,353	41,446	291,745	603,521	24,042,049

Off-balance sheet items	11,350,107	705	10,028	—	115,579	12,823	11,489,242

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the Bank. In addition, the Bank established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as at December 31, 2018. Capital Conservation Buffer of 1.875% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 0.75% are additionally applied. Therefore, the Bank is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 7.125% (December 31, 2017: 6.25%), a Tier 1 Ratio of 8.625% (December 31, 2017: 7.75%), and a Total Regulatory Capital Ratio of 10.625% (December 31, 2017: 9.75%)).

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•

Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Bank and its subsidiaries complied with external capital adequacy requirements as at December 31, 2018 and 2017.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Bank monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Details of the Bank’s capital adequacy calculation in line with Basel III requirements as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Equity Capital	27,694,178	25,913,677
Tier I Capital	25,567,995	24,040,408
Common Equity Tier 1 Capital	25,567,995	24,040,408
Tier II Capital	2,126,183	1,873,269
Risk-weighted assets:	178,433,263	161,824,686
Credit risk[1]	163,693,288	145,958,874
Market risk[2]	4,747,989	5,746,686
Operational risk[3]	9,991,986	10,119,126
Equity Capital (%):	15.52	16.01
Tier I Capital (%)	14.33	14.86
Common Equity Tier 1 Capital (%)	14.33	14.86

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Financial information by business segment as at and for the year ended December 31, 2018 is as follows:

	2018
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Total
Operating revenues from external customers	2,362,581	2,989,240	1,498,783	6,850,604
Net interest income	2,689,712	2,960,598	337,777	5,988,087
Interest income	4,121,160	4,547,615	1,068,381	9,737,156
Interest expense	(1,431,448)	(1,587,017)	(730,604)	(3,749,069)
Net fee and commission income	292,799	490,447	376,454	1,159,700
Fee and commission income	374,598	583,213	486,028	1,443,839
Fee and commission expense	(81,799)	(92,766)	(109,574)	(284,139)
Net gains on financial assets/ liabilities at fair value through profit or loss	—	—	357,580	357,580
Net other operating income(expense)	(619,930)	(461,805)	426,972	(654,763)
General and administrative expenses	(1,060,674)	(1,970,409)	(702,625)	(3,733,708)
Operating profit before provision for credit losses	1,301,907	1,018,831	796,158	3,116,896
Reversal (provision) for credit losses	79,451	(179,229)	(24)	(99,802)
Operating profit	1,381,358	839,602	796,134	3,017,094
Net other non-operating income (expense)	(78)	—	41,445	41,367
Segment profit before income tax expense	1,381,280	839,602	837,579	3,058,461
Income tax income	(379,851)	(230,891)	(208,402)	(819,144)
Profit for the period	1,001,429	608,711	629,177	2,239,317
Total assets[1]	127,071,039	140,814,393	82,092,259	349,977,691
Total liabilities[1]	120,196,957	152,173,062	51,036,953	323,406,972

[1]	Amounts as at December 31, 2018 before intra-segment transaction adjustment.

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Financial information by business segment as at and for the year ended December 31, 2017 are as follows:

	2017
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Total
Operating revenues from external customers	2,069,080	2,710,798	1,610,439	6,390,317

Net interest income	2,504,648	2,647,768	301,846	5,454,262
Interest income	3,477,291	3,935,895	883,358	8,296,544
Interest expense	(972,643)	(1,288,127)	(581,512)	(2,842,282)
Net fee and commission income	237,626	595,322	413,869	1,246,817
Fee and commission income	307,593	668,227	506,310	1,482,130
Fee and commission expense	(69,967)	(72,905)	(92,441)	(235,313)
Net losses on financial assets/ liabilities at fair value through profit or loss	—	—	(71,742)	(71,742)
Net other operating income (expenses)	(673,194)	(532,292)	966,466	(239,020)
General and administrative expenses	(943,225)	(1,946,640)	(742,681)	(3,632,546)
Operating profit before provision for credit losses	1,125,855	764,158	867,758	2,757,771
Reversal (provision) for credit losses	9,808	(122,107)	(686)	(112,985)
Operating profit	1,135,663	642,051	867,072	2,644,786
Net other non-operating income	1,727	—	44,038	45,765
Segment profit before income tax expense	1,137,390	642,051	911,110	2,690,551
Income tax income(expense)	(275,248)	(155,377)	2,990	(427,635)
Profit for the period	862,142	486,674	914,100	2,262,916
Total assets[1]	114,192,346	129,438,168	79,788,647	323,419,161
Total liabilities[1]	99,086,160	147,870,309	51,221,970	298,178,439

[1]	Amounts as at December 31, 2017 before intra-segment transaction adjustment.

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Corporate banking service	2,362,581	2,069,080
Retail banking service	2,989,240	2,710,798
Other service	1,498,783	1,610,439

	6,850,604	6,390,317

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2018 and 2017, and major non-current assets as at December 31, 2018 and 2017, are as follows:

	2018		2017[1]
(In millions of Korean won)	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	6,800,844	3,391,111	6,351,117	3,243,659
China	16,544	521	13,557	564
United States	11,727	144	9,889	161
New Zealand	6,213	72	5,855	57
Japan	4,166	1,210	4,425	1,377
United Kingdom	3,455	537	—	—
Vietnam	7,655	239	5,474	228

	6,850,604	3,393,834	6,390,317	3,246,046

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	13,413,780	13,413,780
Financial assets at fair value through profit or loss	8,612,864	8,612,864
Debt securities	8,299,293	8,299,293
Equity securities	22,167	22,167
Loans	212,596	212,596
Others	78,808	78,808
Derivatives held for trading	1,535,339	1,535,339
Derivatives held for hedging	75,956	75,956
Loans at amortized cost	274,985,803	275,009,503
Financial assets at fair value through other comprehensive income	29,805,354	29,805,355
Debt securities	27,556,893	27,556,893
Equity securities	1,898,914	1,898,915
Loans	349,547	349,547
Securities at amortized cost	12,753,724	12,785,117
Others	4,197,709	4,197,709

	345,380,529	345,435,623

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	87,168
Derivatives held for trading	1,550,244	1,550,244
Derivatives held for hedging	88,551	88,551
Deposits	267,525,970	268,178,880
Debts	17,411,985	17,436,422
Debentures	21,799,085	22,080,803
Other financial liabilities	12,887,455	12,887,445

	321,350,458	322,309,513

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	14,628,439	14,628,510
Financial assets held for trading	3,147,115	3,147,115
Debt securities	3,044,008	3,044,008
Equity securities	29,251	29,251
Others	73,856	73,856
Derivatives held for trading	2,531,889	2,531,889
Derivatives held for hedging	59,071	59,071
Loans	250,119,240	249,591,832
Available-for-sale financial assets	33,476,088	33,476,088
Debt securities	27,417,640	27,417,640
Equity securities	6,057,948	6,057,948
Others	500	500
Held-to-maturity financial assets	8,732,246	8,770,014
Other financial assets	6,303,303	6,303,303

	318,997,391	318,507,822

Financial liabilities
Financial liabilities held for trading	74,191	74,191
Derivatives held for trading	2,572,880	2,572,880
Derivatives held for hedging	50,032	50,032
Deposits	247,712,788	248,136,414
Debts	15,854,911	15,848,511
Debentures	18,167,498	18,392,986
Other financial liabilities	12,261,378	12,261,382

	296,693,678	297,336,396

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	The fair value of loans is determined through DCF Model and the use of independent third-party pricing services. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate. Fair value of the other loans that is not determined through DCF model is determined by independent third-party pricing services using Tree Model.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through Credit Valuation Adjustment (CVA).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations (DCF Model) of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as at December 31, 2018 and 2017, are as follows:

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,504,344	5,405,005	1,389,944	8,299,293
Equity securities	145	—	22,022	22,167
Loans	—	—	212,596	212,596
Others	78,808	—	—	78,808

	1,583,297	5,405,005	1,624,562	8,612,864

Derivatives held for trading	—	1,535,261	78	1,535,339
Derivatives held for hedging	—	75,956	—	75,956
Financial assets at fair value through other comprehensive income
Debt securities	8,998,246	18,558,647	—	27,556,893
Equity securities	971,367	—	927,548	1,898,915
Loans	—	349,547	—	349,547

	9,969,613	18,908,194	927,548	29,805,355

	11,552,910	25,924,416	2,552,188	40,029,514

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives held for trading	—	1,550,178	66	1,550,244
Derivatives held for hedging	—	88,551	—	88,551

	87,168	1,638,729	66	1,725,963

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
Debt securities	1,630,126	1,413,882	—	3,044,008
Equity securities	—	29,251	—	29,251
Others	73,856	—	—	73,856

	1,703,982	1,443,133	—	3,147,115

Derivatives held for trading	—	2,514,570	17,319	2,531,889
Derivatives held for hedging	—	58,296	775	59,071
Available-for-sale financial assets
Debt securities	9,384,597	18,033,043	—	27,417,640
Equity securities[1]	1,602,397	2,534,947	1,920,604	6,057,948
Others	—	500	—	500

	10,986,994	20,568,490	1,920,604	33,476,088

	12,690,976	24,584,489	1,938,698	39,214,163

Financial liabilities
Financial liabilities held for trading	74,191	—	—	74,191
Derivatives held for trading	—	2,572,878	2	2,572,880
Derivatives held for hedging	—	49,962	70	50,032

	74,191	2,622,840	72	2,697,103

[1]

The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 104,121 million as at December 31, 2017. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, an online bank, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Bank has no plan to dispose of the financial instruments in the near future.

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as at December 31, 2018 and 2017, are as follows:

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2018
Financial assets
Financial assets at fair value through profit or loss
Debt securities	5,405,005	DCF Model, Net Asset Value	Discount rate, prices of underlying assets(debt securities, stocks, etc.)

	5,405,005

Derivatives held for trading	1,535,261	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	75,956	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income
Debt securities	18,558,647	DCF Model	Discount rate
Loans	349,547	DCF Model	Discount rate

	18,908,194

	25,924,416

Financial liabilities
Derivatives held for trading	1,550,178	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	88,551	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	1,638,729

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2017
Financial assets
Financial assets held for trading
Debt securities	1,413,882	DCF Model	Discount rate
Equity securities	29,251	Net Asset Value	Prices of underlying assets(debt securities, stocks, etc.)

	1,443,133

Derivatives held for trading	2,514,570	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	58,296	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Available-for-sale financial assets
Debt securities	18,033,043	DCF Model	Discount rate
Equity securities	2,534,947	Net Asset Value	Prices of underlying assets (debt securities, stocks, etc.)
Others	500	DCF Model	Discount rate

	20,568,490

	24,584,489

Financial liabilities
Derivatives held for trading	2,572,878	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	49,962	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,622,840

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as at December 31, 2018 and 2017, is as follows:

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	3,051,421	10,210,779	151,581	13,413,781
Loans at amortized cost	—	—	275,009,503	275,009,503
Securities at amortized cost	4,126,591	8,658,526	—	12,785,117
Other financial assets [2]	—	—	4,197,709	4,197,709

	7,178,012	18,869,305	279,358,793	305,406,110

Financial liabilities
Deposits [1]	—	119,650,955	148,527,925	268,178,880
Debts [1]	—	38,403	17,398,019	17,436,422
Debentures	—	22,080,803	—	22,080,803
Other financial liabilities [3]	—	—	12,887,445	12,887,445

	—	141,770,161	178,813,389	320,583,550

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2018.
[3]	The ~~W~~ 12,879,390 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2018.

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,594,088	11,850,752	183,670	14,628,510
Loans	—	—	249,591,832	249,591,832
Held-to-maturity financial assets	1,197,739	7,572,275	—	8,770,014
Other financial assets [2]	—	—	6,303,303	6,303,303

	3,791,827	19,423,027	256,078,805	279,293,659

Financial liabilities
Deposits [1]	—	118,449,580	129,686,834	248,136,414
Debts [1]	—	19,820	15,828,691	15,848,511
Debentures	—	18,392,986	—	18,392,986
Other financial liabilities [3]	—	—	12,261,382	12,261,382

	—	136,862,386	157,776,907	294,639,293

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amount of amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2017.
[3]	The ~~W~~ 12,259,734 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2017.

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Securities at amortized cost	8,658,526	DCF Model	Discount rate
Financial liabilities
Debentures	22,080,803	DCF Model	Discount rate

	2017
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	7,572,275	DCF Model	Discount rate
Financial liabilities
Debentures	18,392,986	DCF Model	Discount rate

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	151,581	DCF Model	Credit spread, other spread, interest rates	Credit spread, other spread
Loans at amortized cost	275,009,503	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	275,161,084

Financial liabilities
Deposits	148,527,925	DCF Model	Other spread, prepayment irate, Interest rates	Other spread, prepayment rate
Debts	17,398,019	DCF Model	Other spread, interest rates	Other spread
Other financial liabilities	8,055	DCF Model	Other spread, interest rates	Other spread

	165,933,999

	2017
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	183,670	DCF Model	Credit spread, other spread, interest rates	Credit spread, other spread, interest rate
Loans	249,591,832	DCF Model	Credit spread, other spread, prepayment rate, interest rates	Credit spread, other spread, prepayment rate

	249,775,502

Financial liabilities
Deposits	129,686,834	DCF Model	Other spread, prepayment rate, interest rates	Other spread, prepayment rate
Debts	15,828,691	DCF Model	Other spread, interest rates	Other spread
Other financial liabilities	1,648	DCF Model	Other spread, interest rates	Other spread

	145,517,173

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Bank uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities at fair value through profit or loss	Loans at fair value through profit or loss	Equity securities at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning balance[1]	1,170,782	132,722	750,009	121	704
Total gains or losses
- Profit or loss	37,092	4,347	—	4,124	(115)
- Other comprehensive income	—	—	124,632	—	—
Purchases	376,276	184,656	53,388	—	—
Sales	(172,118)	(109,129)	(480)	—	—
Settlements	—	—	—	(1,221)	(589)
Transfers into Level 3[2]	—	—	—	(3,012)	—
Transferred from Level 3[2]	(66)	—	—	—	—

Ending balance	1,411,966	212,596	927,549	12	—

[1]	Restated based on Korean IFRS 1109.
[2]	Transfers between levels for the financial instruments have occurred due to the change in the availability of observable market data.

	2017
	Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Available-for-sale financial assets	Derivatives held for trading	Derivatives held for hedging
	Equity securities
Beginning balance	1,853,047	9,904	1,277
Total gains or losses
- Profit or loss	5,946	(2,731)	(408)
- Other comprehensive income	(21,816)	—	—
Purchases	310,136	16,452	—
Sales	(226,709)	—	—
Settlements	—	(5,666)	(164)
Transferred from Level 3[1]	—	(642)	—

Ending balance	1,920,604	17,317	705

[1]	Transfers between levels for the financial instruments have occurred due to the change in the availability of observable market data.

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	45,016	(185)	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	39,099	(70)	43

	2017
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	Other operating Income (loss)
Total gains or losses included in profit or loss for the period	(2,731)	5,538
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(2,787)	(2,023)

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as at December 31, 2018 and 2017, is as follows:

	2018
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
				Volatilities of real estate price	0.00	Higher the sale price, higher the fair value
				Discount rate	1.95 ~ 4.82	Lower the discount rate, higher the fair value
Debt securities	1,389,944	Net Asset Value, DCF Model	Volatilities of real estate price, discount rate, liquidation value	Liquidation value	0.00	Higher the liquidation value, higher the fair value
		DCF Model, Comparable Company		Growth rate	0.00	Higher the growth rate, higher the fair value
Equity securities	22,022	Analysis, Adjusted discount rate method	Growth rate, discount rate	Discount rate	7.58 ~ 14.14	Lower the discount rate, higher the fair value
Loans	212,596	Tree Model	Stock price, volatility of the stock price	Volatility of the stock price	17.66 ~ 49.28	Higher the volatility, higher the fair value fluctuation
Derivatives held for trading
Stock and index	78	Tree Model	Stock price and volatility of the stock price, dividend rate	Volatility of the stock price	25.29	Higher the volatility, higher the fair value fluctuation
Currency	—	DCF Model	Interest rate, foreign exchange rate, loss given default	Loss given default	100	Higher the loss given default, lower the fair value
Financial assets at fair value through other comprehensive income
		DCF Model, Comparable Company	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
Equity securities	927,549	Analysis, Adjusted discount rate method		Discount rate	3.87 ~ 17.40	Lower the discount rate, higher the fair value

	2,552,188

Financial liabilities
Derivatives held for trading
Others	66	Monte Carlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	20.85	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.69	Higher the volatility, higher the fair value fluctuation
	66

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	307	Tree Model	Stock price and volatility of the stock price, dividend rate	Volatility of the stock price	12.15 ~ 17.12	Higher the volatility, higher the fair value fluctuation
Interest rate	59	DCF Model	Interest rate, loss given default	Loss given default	0.56	Higher the loss given default, lower the fair value
Others			Stock price, interest rate, volatility of the stock price,	Volatility of the stock price	12.16 ~ 29.72	Higher the volatility, higher the fair value fluctuation
	16,953	Monte Carlo Simulation	volatility of the interest rate	Volatility of the interest rate	0.47	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	775	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of underlying asset, volatility of the underlying asset, interest rate,	Volatility of the underlying asset	3.02	Higher the volatility, higher the fair value fluctuation
Available-for-sale
Equity securities	1,920,604	DCF Model, comparable company analysis, adjusted discount rate method	Growth rate, discount rate, volatility of the real estate asset	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value
				Discount rate	1.98 ~ 20.51	Lower the discount rate, higher the fair value
				Volatility of the real estate price	0.00	Higher real estate price, higher the fair value

	1,938,698

Financial liabilities
Derivatives held for trading
Others	2	Monte Carlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	15.84	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.47	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	70	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.64	Higher the volatility, higher the fair value fluctuation
	72

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are debt instruments, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

	2018
	Recognition in profit or loss		Other comprehensive income
.(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities[3,5]	2,714	(2,688)	—	—
Equity securities[2,5]	1,225	(742)	—	—
Loans[4]	129	(46)	—	—
Derivatives held for trading[1]	20	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities[2,5]	—	—	140,516	(70,691)

	4,088	(3,477)	140,516	(70,691)

Financial liabilities
Derivatives held for trading[1]	42	(77)	—	—

	42	(77)	—	—

	2017
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Derivatives held for trading [1]	112	(94)	—	—
Available-for-sale financial assets [2,3,5]	—	—	98,015	(53,508)

	112	(94)	98,015	(53,508)

Financial liabilities
Derivatives held for trading [1]	2	(5)	—	—
Derivatives held for hedging [1]	2	(2)	—	—

	4	(7)	—	—

[1]

For derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the price and the volatility of the underlying asset by ± 10% or the loss given default ratio by ± 1%.

[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1~1%) and growth rate (0~0.5%).

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[3]

For beneficiary certificates, it is difficult to measure the sensitivity amounts per changes in input factor for practical reasons; only for those consisted with real properties, the sensitivity amounts are calculated by increasing and decreasing the correlations between the discount rates (-1~1%), and the rate of increase in property disposal price (-1~1%). For equity investments, the sensitivity amounts are calculated by increasing and decreasing the correlations between the liquidation value (-1~1%) and the discount rates (-1~1%). There were no significant correlation among major unobservable inputs.

[4]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices and volatilities of stock prices by ± 10%.
[5]

The amounts of ~~W~~ 1,417,179 million and ~~W~~ 1,174,569 million of financial assets classified as level 3 as at December 31, 2018 and 2017, respectively, are excluded because it is impracticable to calculate the sensitivity amounts.

6.2.4 Day One Gain or Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate deferred difference yet to be recognized in profit or loss at the beginning and end of the periods and a reconciliation of changes in the balance of these differences are not existed, as at for years ended December 31, 2018 and 2017.

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments mandatorily measured at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	13,413,780	—	13,413,780
Financial assets at fair value through profit or loss	8,612,864	—	—	—	—	8,612,864
Derivatives	1,535,339	—	—	—	75,956	1,611,295
Loans at amortized cost	—	—	—	274,985,803	—	274,985,803
Financial investments	—	27,906,440	1,898,915	12,753,723	—	42,559,078
Other financial assets	—	—	—	4,197,709	—	4,197,709

	10,148,203	27,906,440	1,898,915	305,351,015	75,956	345,380,529

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives	1,550,244	—	88,551	1,638,795
Deposits	—	267,525,970	—	267,525,970
Debts	—	17,411,985	—	17,411,985
Debentures	—	21,799,085	—	21,799,085
Other financial liabilities	—	12,887,455	—	12,887,455

	1,637,412	319,624,495	88,551	321,350,458

The carrying amounts of financial assets and liabilities by category as at December 31, 2017, are as follows:

	2017
(In millions of Korean won)	Financial assets at fair value through profit or loss (under Korean IFRS 1039)	Loans and receivables	Available- for-sale financial assets	Held-to- maturity financial assets	Derivatives held for hedging	Total
	Held for trading
Financial assets
Cash and due from financial institutions	—	14,628,439	—	—	—	14,628,439

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Financial assets at fair value through profit or loss	3,147,115	—	—	—	—	3,147,115
Derivatives	2,531,889	—	—	—	59,071	2,590,960
Loans	—	250,119,240	—	—	—	250,119,240
Financial investments	—	—	33,476,088	8,732,246	—	42,208,334
Other financial assets	—	6,303,303	—	—	—	6,303,303

	5,679,004	271,050,982	33,476,088	8,732,246	59,071	318,997,391

	2017
(In millions of Korean won)	Financial liabilities at fair value through profit or loss	Financial liability at amortized cost	Derivatives held for hedging	Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	74,191	—	—	74,191
Derivatives	2,572,880	—	50,032	2,622,912
Deposits	—	247,712,788	—	247,712,788
Debts	—	15,854,911	—	15,854,911
Debentures	—	18,167,498	—	18,167,498
Other financial liabilities	—	12,261,378	—	12,261,378

	2,647,071	293,996,575	50,032	296,693,678

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are derecognized in Their Entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,205	6,205
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	8,883	8,883
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,512	5,512
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	13,494	13,494
			34,094	34,094

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 13,731 million as at December 31, 2018.

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	6,022	6,022
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	5,339	5,339
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,601	9,601
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,902	9,902
AP 4D ABS Ltd.	Senior debt	Loans and receivables	2,248	2,251
	Subordinated debt	Available-for-sale financial assets	14,160	14,160

			47,272	47,275

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 2,989 million as at December 31, 2017.

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as at December 31, 2018 and 2017, are as follows:

	2018		2017
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	364,886	350,771	740,618	700,466
Loaned securities	674,431	—	109,379	—
Government and public bonds	674,431	—	109,379	—

	1,039,317	350,771	849,997	700,466

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

6.5	Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	1,535,262	—	1,535,262	(1,128,951)	(5,102)	401,209
Derivatives held for hedging	75,956	—	75,956	(41,634)	—	34,322
Receivable spot exchange	1,879,572	—	1,879,572	(1,876,844)	—	2,728
Reverse repurchase	3,021,400	—	3,021,400	(3,021,400)	—	—
Domestic exchange settlement debits	27,413,384	(26,937,034)	476,350	—	—	476,350
Other financial instruments	3,261	(2,098)	1,163	—	—	1,163

	33,928,835	(26,939,132)	6,989,703	(6,068,829)	(5,102)	915,772

	2017
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,514,629	—	2,514,629	(1,888,558)	(191,349)	434,722
Derivatives held for hedging	59,071	—	59,071	(17,840)	(21,830)	19,401
Receivable spot exchange	3,447,424	—	3,447,424	(3,447,048)	—	376
Reverse repurchase	2,445,600	—	2,445,600	(2,445,600)	—	—
Domestic exchange settlement debits	30,904,611	(29,959,914)	944,697	—	—	944,697
Other financial instruments	1,580	(1,578)	2	—	—	2

	39,372,915	(29,961,492)	9,411,423	(7,799,046)	(213,179)	1,399,198

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	1,550,178	—	1,550,178	(1,075,427)	(46,768)	427,983
Derivatives held for hedging	88,551	—	88,551	(37,564)	(977)	50,010
Payable spot exchange	1,877,400	—	1,877,400	(1,876,844)	—	556
Repurchase[1]	360,024	—	360,024	(360,024)	—	—
Domestic exchange settlement credits	28,616,949	(26,937,034)	1,679,915	(1,679,915)	—	—
Other financial instruments	5,154	(2,098)	3,056	—	—	3,056

	32,498,256	(26,939,132)	5,559,124	(5,029,774)	(47,745)	481,605

	2017
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,572,684	—	2,572,684	(1,051,514)	(32,585)	1,488,585
Derivatives held for hedging	50,032	—	50,032	(7,287)	(9,139)	33,606
Payable spot exchange	3,448,848	—	3,448,848	(3,447,048)	—	1,800
Repurchase[1]	700,466	—	700,466	(700,466)	—	—
Domestic exchange settlement credits	29,999,359	(29,959,914)	39,445	(39,445)	—	—
Other financial instruments	1,871	(1,578)	293	(194)	—	99

	36,773,260	(29,961,492)	6,811,768	(5,245,954)	(41,724)	1,524,090

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from financial institutions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%)	2018	2017
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.78	8,723,761	8,511,295
	Due from banking institutions	KEB Hana Bank	—	461	279
	Due from others	—	—	—	1,908,070
				8,724,222	10,419,644
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—	1,487,017	1,431,387
	Time deposits in foreign currencies	Bank of Communications NY Branch and others	2.90~3.06	22,362	77,331
	Due from others	Societe Generale and others	—	128,763	105,988

				1,638,142	1,614,706

				10,362,364	12,034,350

[1]	Before netting of allowance

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Restricted due from financial institutions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial Institution	2018	2017	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	8,723,761	8,511,295	Bank of Korea Act

			8,723,761	8,511,295

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	192,503	474,787	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications NY Branch and others	22,362	21,428	New York State Banking Law
	Due from others	Morganstanley Bank International and others	66,578	76,630	Derivatives margin account

			281,443	572,845

			9,005,204	9,084,140

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for year ended December 31, 2018, are as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	38	—	—
Transfer between stages	—	—	—
Provision (reversal) for loan losses	(34)	—	—

Others (change of currencies and others)	1	—	—

Ending	5	—	—

[1]	Restated based on Korean IFRS 1109.

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

8. Assets Pledged as Collaterals

Details of assets pledged as collaterals as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Securities at fair value through profit or loss	Korea Exchange	122,744	Repurchase agreements
	Korea Securities Finance Corp	39,778	Securities lending transactions
		162,522
Securities at fair value through other comprehensive income	Bank of Korea	49,948	Borrowings from Bank of Korea
	Bank of Korea	479,784	Settlement risk of Bank of Korea
	Korea Development Bank and others	337,315	Derivatives transactions
		867,047

Securities at amortized cost	Meritz Securities and others	276,688	Repurchase agreements
	Bank of Korea	1,911,160	Borrowings from Bank of Korea
	Bank of Korea	1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others	194,258	Derivatives transactions
	Others	156,150	Others

		4,012,785

Mortgage loans	Others	4,060,863	Covered Bond

		9,103,217

(In millions of Korean won)		2017
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Available-for-sale financial assets	Mizuho Bank. Ltd and others	740,132	Repurchase agreements
	Bank of Korea	651,283	Borrowings from Bank of Korea
	Bank of Korea	750,254	Settlement risk of Bank of Korea
	Deutsche Bank.AG and others	58,524	Derivatives transaction
	Others	19,985	Others

		2,220,178
Held-to-maturity financial assets	Korea Securities Depository and others	35,026	Repurchase agreements
	Bank of Korea	1,326,559	Borrowings from Bank of Korea
	Bank of Korea	1,204,990	Settlement risk of Bank of Korea
	Samsung Futures Co., Ltd. and others	236,681	Derivatives transaction
	Others	133,388	Others

		2,936,644
Mortgage loans	Others	4,950,490	Covered Bond

		10,107,312

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The fair value of collateral available to sell or repledge regardless of debtor’s default as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	3,131,496	—

	2017
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	2,498,828	—

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures arising from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting to interest rate swaps that hedge the risk of changes in fair values due to the changes in interest rates of debentures, structured deposits denominated in foreign currencies and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting to interest rate swaps that hedge cash flow risk of floating rate notes denominated in Korean won and borrowings denominated in foreign currencies.

Details of derivative financial instruments held for trading as at December 31, 2018 and 2017, are as follows:

		2018		2017
(In millions of Korean won)	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	643,952	—	—	946,983	—	—
Swaps	127,469,915	376,523	350,083	108,367,191	389,651	332,265
Options	13,259,000	158,295	252,243	12,615,000	130,013	226,931

	141,372,867	534,818	602,326	121,929,174	519,664	559,196

Currency
Forwards	65,084,258	528,606	479,816	62,251,571	1,147,040	1,238,842
Futures[1]	419,802	—	—	440,903	—	—
Swaps	35,977,216	465,774	454,217	28,386,919	843,854	767,344
Options	2,450,186	6,063	13,608	695,848	4,071	6,998

	103,931,462	1,000,443	947,641	91,775,241	1,994,965	2,013,184

Stock and index
Futures[1]	2,006	—	—	—	—	—
Options	51,282	78	211	84,742	307	498

	53,288	78	211	84,742	307	498

Others	670,860	—	66	999,016	16,953	2

	246,028,477	1,535,339	1,550,244	214,788,173	2,531,889	2,572,880

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The average hedge ratio for future nominal cash flows by type of hedge accounting as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
The nominal amount of the hedged item	59,134	696,513	1,347,597	567,030	195,392	979,889	3,845,555
The nominal amount of the hedging instrument	69,134	686,513	1,347,597	567,030	195,392	979,889	3,845,555
Average ratio of hedging	116.91	98.56	100.00	100.00	100.00	100.00	100.00
Cash flow hedge
The nominal amount of the hedged item	2,167,227	491,964	—	503,145	—	—	3,162,336
The nominal amount of the hedging instrument	2,167,227	491,964	—	503,145	—	—	3,162,336
Average ratio of hedging	100.00	100.00	—	100.00	—	—	100.00

Fair value hedge

Details of fair value hedged as at December 31, 2018, are as follows:

	2018
	Carrying amount		Accumulated adjusted amount		Changes in the fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	465,213	—	1,214	—	6,001
Debt securities in foreign currencies	702,727	—	(9,790)	—	(1,233)
Deposits in foreign currencies	—	805,215	—	(89,265)	38,232
Debts in Korean won	—	349,252	—	19,252	(2,308)
Debts in foreign currencies	—	1,429,457	—	(24,073)	(1,868)

	1,167,940	2,583,924	(8,576)	(94,086)	38,824

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of derivative financial instruments designated as fair value hedge as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in the fair value
Interest rate
Swaps	3,845,555	58,934	88,017	(37,637)

	2017
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Swaps	2,919,935	47,856	49,962
Other	50,000	775	70

	2,969,935	48,631	50,032

The fair values of non-derivative financial instruments designated as fair value hedging instruments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Deposits in foreign currencies	—	32,051

Details of the ineffective portion of changes in fair value of derivatives recognized in profit or loss for the year ended December 31, 2018, are as follows:

2018
(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
Interest rate	1,186

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Gains (losses) on hedging instruments	(41,472)	16,195
Gains (losses) on the hedged item attributable to the hedged risk	37,305	(16,368)

	(4,167)	(173)

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Cash flow hedge

Details of cash flow hedged items subject to cash flow hedges as of December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Changes in fair value	Other comprehensive income for cash flow hedge
Interest rate risk	(7,031)	11,539

Details of derivative financial instruments designated as cash flow hedge as at December 31, 2018 and 2017, are as follows:

	2018
	Notional amount	Carrying amount		Changes in fair value
(In millions of Korean won)		Assets	Liabilities
Interest rate
Swaps	3,162,336	17,022	534	6,961

	2017
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Swaps	1,660,670	10,440	—

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Gains on hedging instruments	6,961	10,694
Effective gains from cash flow hedging instruments (recognized in other comprehensive income or loss)	6,980	10,691
Ineffective gains from cash flow hedging instruments (recognized in profit or loss)	(19)	3

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other comprehensive income or loss	6,980	10,691
Reclassification to profit	(1,755)	(444)
Income tax effect	(1,437)	(2,833)

	3,788	7,414

As at December 31, 2018, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until June 9, 2022.

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

10. Loans at Amortized Cost

Loans as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Loans	275,936,633	250,956,216
Deferred loan origination fees and costs	581,997	551,090
Allowances	(1,532,827)	(1,388,066)

Carrying amount	274,985,803	250,119,240

Loans to banks as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Loans	4,163,259	6,018,909
Allowances	(197)	(77)

Carrying amount	4,163,062	6,018,832

Loans to customers other than banks as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	141,754,541	115,501,502	257,256,043
Loans in foreign currencies	139,759	3,145,891	3,285,650
Domestic import usance bills	—	2,817,174	2,817,174
Off-shore funding loans	—	899,741	899,741
Call loans	—	1,473,362	1,473,362
Bills bought in Korean won	—	3,057	3,057
Bills bought in foreign currencies	—	3,421,392	3,421,392
Guarantee payments under payment guarantee	—	4,104	4,104
Reverse repurchase agreements	—	2,951,400	2,951,400
Privately placed bonds	—	243,448	243,448

	141,894,300	130,461,071	272,355,371
Proportion (%)	52.10	47.90	100.00

Allowances	(444,964)	(1,087,666)	(1,532,630)

	141,449,336	129,373,405	270,822,741

	2017
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	130,223,811	104,442,685	234,666,496
Loans in foreign currencies	79,283	1,990,056	2,069,339
Domestic import usance bills	—	2,128,868	2,128,868
Off-shore funding loans	—	750,102	750,102
Call loans	—	335,000	335,000
Bills bought in Korean won	—	4,168	4,168
Bills bought in foreign currencies	—	3,872,641	3,872,641

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Guarantee payments under payment guarantee	—	6,373	6,373
Reverse repurchase agreements	—	1,025,600	1,025,600
Privately placed bonds	—	629,810	629,810

	130,303,094	115,185,303	245,488,397
Proportion (%)	53.08	46.92	100.00

Allowances	(318,138)	(1,069,851)	(1,387,989)

	129,984,956	114,115,452	244,100,408

Changes in deferred loan origination fees and costs for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning[1]	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	562,425	333,833	(304,083)	—	592,175
Other origination costs	202	527	(244)	1	486

	562,627	334,360	(304,327)	1	592,661

Deferred loan origination fees
Loans in Korean won	6,793	2,271	(2,742)	—	6,322
Other origination fees	4,750	831	(1,240)	1	4,342

	11,543	3,102	(3,982)	1	10,664

	551,084	331,258	(300,345)	—	581,997

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	582,479	267,116	(287,170)	—	562,425
Other origination costs	295	243	(328)	(2)	208

	582,774	267,359	(287,498)	(2)	562,633

Deferred loan origination fees
Loans in Korean won	9,968	1,776	(4,951)	—	6,793
Other origination fees	2,282	3,672	(1,269)	65	4,750

	12,250	5,448	(6,220)	65	11,543

	570,524	261,911	(281,278)	(67)	551,090

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Retails				Corporates
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit lcosses		Financial instruments applying credit impaired approach	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired			Non-impaired	Impaired
Beginning[1]	161,886	155,623	132,773	—	180,822	263,536	745,011	—
Transfer between stages
Transfer to 12-month expected credit losses	101,441	(101,375)	(66)	—	37,146	(36,248)	(897)	—
Transfer to lifetime expected credit losses (Non-impaired)	(90,044)	102,158	(12,114)	—	(34,407)	44,698	(10,291)	—
Transfer to lifetime expected credit losses (Impaired)	(753)	(43,126)	43,879	—	(2,289)	(30,693)	32,982	—
Write-offs	—	(2)	(297,228)	—	—	(5)	(228,900)	—
Disposal	(248)	(5)	(1,003)	—	(73)	—	(14,172)	—
Provision (reversal) for loan losses[2,3]	(2,036)	43,608	250,560	—	10,041	53,662	50,828	—
Others (change of currency ratio,etc.)	44	321	671	—	1,211	491	25,410	—

Ending	170,290	157,202	117,472	—	192,451	295,441	599,971	—

[1]	Restated based on Korean IFRS 1109.
[2]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), provision (reversal) of allowance for other financial assets (Note 17), provision (reversal) of allowance for due from financial institutions (Note 7) and provision (reversal) of allowance for debt securities (Note 12).

[3]	Recovery of written-off loans amounting to ~~W~~284,457 million is included.

	2017
(In millions of Korean won)	Retail	Corporate	Total
Beginning	332,743	1,235,183	1,567,926
Written-off	(274,714)	(375,705)	(650,419)
Recoveries from written-off loans	136,522	272,979	409,501
Sale	(683)	(17,560)	(18,243)
Other changes	2,081	(85,428)	(83,347)
Provision (reversal) for loan losses[1]	122,189	40,459	162,648

Ending	318,138	1,069,928	1,388,066

[1]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), and provision (reversal) off allowance for other financial assets (Note 17).

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The loan and receivables which were written-off but the claims has not been forfeited (i.e. its extinctive prescription did not occur, and that are not collected) amounts to ~~W~~ 9,576,055 million as at December 31, 2018.

Changes in the gross carrying amounts of loans

Changes in the gross carrying amounts of loans that significantly affect allowances for loan losses for the year ended December 31, 2018, are as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	227,614,957	22,207,255	1,517,232	—
Transfer between stages
Transfer to 12-month expected credit losses	7,505,230	(7,465,448)	(39,782)	—
Transfer to lifetime expected credit losses (Non-impaired)	(10,068,530)	10,120,456	(51,926)	—
Transfer to lifetime expected credit losses (Impaired)	(638,622)	(761,883)	1,400,505	—
Write-offs	—	(7)	(526,127)	—
Sale	(484,646)	(3,817)	(190,401)	—
Net increase(decrease) (Execution, repayment and others)	30,046,529	(2,924,176)	(738,169)	—

Ending	253,974,918	21,172,380	1,371,332	—

[1]	Restated based on Korean IFRS 1109.

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Financial assets at fair value through profit or loss
Debt securities
Government and public bonds	1,144,734
Financial bonds	2,888,573
Corporate bonds	336,790
Beneficiary certificates	3,696,533
Equity investments	164,777
Other debt securities	67,886
Equity securities
Stocks	22,167
Loans
Private placed corporate bonds	179,714
Other loans	32,882
Others
Financial instruments indexed to the price of gold	78,808

8,612,864

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities
Government and public bonds	2,941,069
Financial bonds	16,838,663
Corporate bonds	6,909,162
Asset-backed securities	867,997
Equity securities
Stocks	1,861,873
Equity investments	37,043

Loans
Private placed corporate bonds	349,547

29,805,354

Financial assets at amortized cost
Debt securities
Government and public bonds	544,926
Financial bonds	6,206,924
Corporate bonds	1,413,022
Asset-backed securities	4,590,107
Allowance	(1,255)

12,753,724

42,559,078

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Financial assets held for trading
Debt securities
Government and public bonds	1,071,617
Financial bonds	1,765,827
Corporate bonds	206,564
Equity securities
Beneficiary certificates	29,251
Others	73,856

3,147,115

Available-for-sale financial assets
Debt securities
Government and public bonds	2,820,398
Financial bonds	15,752,775
Corporate bonds	6,639,107
Asset-backed securities	2,205,360
Equity securities
Stocks	1,908,846
Equity investments	143,685
Beneficiary certificates	4,005,417
Others	500

33,476,088

Held-to-maturity financial assets
Debt securities
Government and public bonds	1,302,836
Financial bonds	1,873,101
Corporate bonds	1,360,836
Asset-backed securities	4,195,473

8,732,246

42,208,334

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Dividend incomes from the equity securities designated at fair value through other comprehensive income for the year ended December 31, 2018 are as follows:

		2018
(In millions of Korean won)		From the financial asset derecognized	From the remaining financial asset
Stocks	Listed	—	22,173
	Unlisted	—	14,504
Equity investments		—	2,256

		—	38,933

The derecognized equity securities at fair value through other comprehensive income for the year ended December 31, 2018, are as follows:

		2018
(In millions of Korean won)		Disposal price	Accumulated OCI as at disposal date
Stocks [1]	Listed	26,877	18,330
	Unlisted	480	480

		27,357	18,810

[1]	In accordance with joint resolution along the stock price increase, the Bank disposed of stocks acquired by a debt to equity swap.

Provision and reversal for the allowance of financial investments for the year ended December 31, 2018, are as follows:

	2018
	Impairment losses	Reversal of impairment	Total
Debt instruments at fair value through other comprehensive income	(835)	328	(507)

Loans at fair value through other comprehensive income	(905)	825	(80)
Securities at amortized cost	(159)	280	121

	(1,899)	1,433	(466)

The impairment losses and the reversal of impairment losses in financial investments for the year ended December 31, 2017, are as follows:

	2017
(In millions of Korean won)	Impairment	Reversal	Net
Available-for-sale financial assets	(12,405)	—	(12,405)

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in the allowances for financial investments for the year ended December 31, 2018, are as follows:

	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	2,505	435	—
Transfer between stages
Transfer to 12-month expected credit losses	125	(125)	—
Transfer to lifetime expected credit losses	—	—	—
Disposal	(171)	—	—
Provision (reversal) for loan losses	646	(180)	—
Others (change of currency ratio, etc.)	563	63	—

Ending	3,668	193	—

[1]	Restated based on Korean IFRS 1109.

13. Investments in Associates and Subsidiaries

Investments in associates and subsidiaries as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won, In thousands of US dollars)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,941	2,769	Credit information	Korea
Balhae Infrastructure Fund[1]	12.61	104,621	108,050	108,282	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	106,613	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,158	(16,689)	9,158	Operation of highways and related facilities	Korea
KB digital innovation & growth New Technology Business Investment Fund[1]	45.00	1,125	1,079	1,125	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership[2]	80.00	17,400	49,912	17,400	Investment finance	Korea
Future Planning KB Start-up Creation Fund[2]	50.00	14,300	18,069	14,300	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	90	140	37	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	11,681	10,376	Investment finance	Korea
KB High-tech Company Investment Fund [2]	50.00	20,300	22,563	20,300	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	18,038	18,134	18,038	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[2]	33.33	7,500	7,297	7,500	Investment finance	Korea

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

KBTS Technology Venture Private Equity Fund[2]	30.00	7,620		7,381	7,620	Investment finance	Korea
KB IP Investment Fund II2	37.50	3,000		2,942	3,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership[2]	25.74	7,700		7,617	7,700	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund[2]	21.28	4,000		3,966	4,000	Investment finance	Korea
Shinla Construction Co., Ltd.[4]	20.17	—		(551)	—	Specialty construction	Korea
Terra Corporation[4]	24.06	—		2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89	—		(606)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65	—		(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[4]	26.49	—		(16)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd.[4]	26.05	—		(57)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[4]	38.62	—		14	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd.[4]	20.86	—		(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[4]	41.01	—		(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd.[4]	30.04	—		(176)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd.[4]	29.29	—		806	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[4]	22.41	—		552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[4]	25.34	—		1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[4]	49.36	—		1,613	—	Earth works	Korea
Chong Il Machine & Tools Co., Ltd.[4]	20.40	—		(107)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd.[4]	25.29	—		18	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd.[4]	23.20	—		394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd.[4]	24.39	—		(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd.[4]	45.71	—		(329)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[4]	20.40	—		(142)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd.[4]	22.77	—		75	—	Manufacture of special glass	Korea

PT Bank Bukopin TBK[5,6]	22.00	116,422		106,484	116,422	Banking	Indonesia

		435,274		462,850	437,151
Subsidiaries
Kookmin Bank Int’l Ltd.(London) [3]	100.00	USD	30,392	34,983	32,917	Banking	United Kingdom
Kookmin Bank Hongkong Ltd. [3]	—	—		—	—	—	China
Kookmin Bank Cambodia PLC. [3]	100.00	USD	76,259	92,807	86,761	Banking	Cambodia
Kookmin Bank(China) Ltd. [3]	100.00	USD	383,875	412,564	418,155	Banking	China
KB Microfinance Myanmar Co., Ltd. [3]	100.00	USD	20,000	20,062	22,405	Micro finance services	Myanmar

		USD	510,526	560,416	560,238

				1,023,333	997,389

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won, In thousands of US dollars)	Ownership (%)	Acquisition cost		Share of net asset amount	Carrying amount	Industry	Location
Associates
Balhae Infrastructure Fund [1]	12.61	101,794		105,190	105,455	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500		5,056	2,769	Credit information	Korea
KB12-1 Venture Investment Partnership [2]	80.00	22,800		37,239	22,800	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	3,891		4,504	1,585	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124		105,567	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,159		(16,202)	8,393	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376		13,770	10,376	Investment finance	Korea
Future Planning KB Start-up Creation Fund [2]	50.00	14,700		18,093	14,700	Investment finance	Korea
Shinla Construction Co., Ltd. [4]	20.17	—		(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—		36	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89	—		(601)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65	—		(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[4]	26.49	—		(20)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd.[4]	26.05	—		(102)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[4]	38.62	—		155	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd.[4]	20.86	—		(522)	—	Manufacture of luggage and other protective cases	Korea
Keundae Printing Co., Ltd.[4]	41.01	—		(223)	—	Screen printing	Korea
Jinseung Tech Co., Ltd.[4]	30.04	—		(173)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dong Jo Co., Ltd.[4]	29.29	—		691	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[4]	22.41	—		580	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[4]	25.34	—		1,652	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[4]	49.36	—		1,017	—	Earth works	Korea
Daesang Techlon Co., Ltd.[4]	47.73	—		96	—	Manufacture of Plastic, Teflon etc.	Korea
KB High-tech Company Investment Fund [2]	50.00	25,000		26,847	25,000	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	8,230		7,856	8,230	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[2]	33.33		2,500	2,486	2,500	Investment finance	Korea

			292,074	312,008	290,932

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [3]	100.00	USD	30,392	83,222	67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd.[3]	100.00	USD	20,000	22,866	23,451	—	China
Kookmin Bank Cambodia PLC.[3]	100.00	USD	47,846	56,453	55,711	Banking	Cambodia
Kookmin Bank(China) Ltd.[3]	100.00	USD	383,875	400,720	418,155	Banking	China
KB Microfinance Myanmar Co., Ltd.[3]	100.00	USD	10,000	9,972	11,428	Micro finance services	Myanmar

		USD	492,113	573,233	576,141

				885,241	867,073

[1]

As at December 31,2018 and 2017, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.

[2]	As at December 31,2018 and 2017, the Bank is a partner in a limited partnership and does not have the right to control over these entities.

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[3]	Acquisition costs of investments in subsidiaries are presented in US dollars.
[4]	The investment in associates was reclassified from financial instruments at fair value through other comprehensive income due to termination of rehabilitation procedures.
[5]

The Bank has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, both parties have a right of first refusal, a tag-along right and a drag-along right. The Bank additionally has the drag-along right that can be exercised for the duration of two years after three-years from acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[6]	The fair value of PT Bank Bukopin TBK’s common stock based on its quoted market price is ~~W~~ 53,540 million as at December 31, 2018.

Changes in investments in associates and subsidiaries for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Fund	105,455	4,646	(1,819)	—	108,282
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	8,393	—	—	765	9,158
KB Digital Innovation & Growth New Technology Business Investment Fund	—	1,125	—	—	1,125
KB12-1 Venture Investment Partnership	22,800	—	(5,400)	—	17,400
Future Planning KB Start-up Creation Fund	14,700	—	(400)	—	14,300
KoFC KBIC Frontier Champ 2010-5 (PEF)	1,585	—	(1,548)	—	37
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	10,376	—	—	—	10,376
KB High-tech Company Investment Fund	25,000	—	(4,700)	—	20,300
Aju Good Technology Venture Fund	8,230	9,808	—	—	18,038
KB-KDBC New Technology Business Investment Fund	2,500	5,000	—	—	7,500
KBTS Technology Venture Private Equity Fund	—	7,620	—	—	7,620
KB IP Investment Fund II	—	3,000	—	—	3,000
KB Digital Innovation Investment Fund Limited partnership	—	7,700	—	—	7,700
KB-Brain KOSDAQ Scale-up Fund	—	4,000	—	—	4,000
PT Bank Bukopin TBK[1]	—	116,422	—	—	116,422
Subsidiaries
Kookmin Bank Int’l Ltd.(London)[2]	67,396	—	—	(34,479)	32,917
Kookmin Bank Hongkong Ltd.	23,451	—	(23,451)	—	—
Kookmin Bank Cambodia PLC.	55,711	31,050	—	—	86,761
Kookmin Bank(China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	11,428	10,977	—	—	22,405

	867,073	201,348	(37,318)	(33,714)	997,389

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Balhae Infrastructure Fund	133,850	807	(29,202)	—	105,455
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
JSC Bank CenterCredit	30,111	—	(30,111)	—	—
KB12-1 Venture Investment Partnership	27,200	—	(4,400)	—	22,800
KoFC KBIC Frontier Champ 2010-5 (PEF)	12,085	—	(10,500)	—	1,585
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	24,677	—	(15,520)	(764)	8,393
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	18,160	—	(7,784)	—	10,376
Future Planning KB Start-up Creation Fund	10,700	4,000	—	—	14,700
KB-KDBC New Technology Business Investment Fund	—	2,500	—	—	2,500
KB High-tech Company Investment Fund	15,000	10,000	—	—	25,000
Aju Good Technology Venture Fund	1,997	6,233	—	—	8,230
Subsidiaries
Kookmin Bank Int’l Ltd.(London)	67,396	—	—	—	67,396
Kookmin Bank Hongkong Ltd.[2]	105,643	—	—	(82,192)	23,451
Kookmin Bank Cambodia PLC.	55,711	—	—	—	55,711
Kookmin Bank(China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	—	11,428	—	—	11,428

	1,012,578	34,968	(97,517)	(82,956)	867,073

[1]	The goodwill of PT Bank Bukopin TBK amounts to ~~W~~ 4,101 million.
[2]	Impairment losses were recognized due to decrease in net asset value resulting from dividend payment during the years ended December 31, 2018 and 2017.

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

14. Property and Equipment, and Investment Properties

Details of property and equipment as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,979,811	—	(1,018)	1,978,793
Buildings	1,256,234	(442,317)	(5,859)	808,058
Leasehold improvements	788,444	(694,884)	—	93,560
Equipment and vehicles	1,136,854	(985,842)	—	151,012
Construction in-progress	81,268	—	—	81,268
Finance lease assets	32,709	(21,788)	—	10,921

	5,275,320	(2,144,831)	(6,877)	3,123,612

	2017
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,949,332	—	(1,018)	1,948,314
Buildings	1,207,836	(415,017)	(5,859)	786,960
Leasehold improvements	710,060	(634,803)	—	75,257
Equipment and vehicles	1,151,915	(1,004,994)	—	146,921
Construction in-progress	11,975	—	—	11,975
Finance lease assets	23,069	(17,840)	—	5,229

	5,054,187	(2,072,654)	(6,877)	2,974,656

Changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	1,948,314	124	31,027	(691)	—	19	1,978,793
Buildings	786,960	—	54,904	(4,079)	(29,771)	44	808,058
Leasehold improvements	75,257	15	69,646	(242)	(61,345)	10,229	93,560
Equipment and vehicles	146,921	100,958	247	(795)	(96,378)	59	151,012
Construction-in-progress	11,975	229,521	(160,684)	—	—	456	81,268
Finance lease assets	5,229	9,640	—	—	(3,948)	—	10,921

	2,974,656	340,258	(4,860)	(5,807)	(191,442)	10,807	3,123,612

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	2,041,605	16,647	(109,892)	(19)	—	(27)	1,948,314
Buildings	814,712	—	2,391	(1,023)	(29,058)	(62)	786,960
Leasehold improvements	62,741	9	57,548	(757)	(57,575)	13,291	75,257
Equipment and vehicles	154,685	88,896	—	(170)	(96,505)	15	146,921
Construction-in-progress	4,013	110,122	(102,160)	—	—	—	11,975
Finance lease assets	7,961	678	—	—	(3,410)	—	5,229

	3,085,717	216,352	(152,113)	(1,969)	(186,548)	13,217	2,974,656

[1]	Including transfers from investment properties and assets held for sale.

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

(In millions of Korean won)

2017
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

Details of investment properties as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	33,793	—	33,793
Buildings	22,521	(7,848)	14,673

	56,314	(7,848)	48,466

	2017
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	40,621	—	40,621
Buildings	24,684	(8,867)	15,817

	65,305	(8,867)	56,438

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The valuation technique and input variables that are used to measure the fair value of investment property as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Fair Value	Valuation technique	Inputs
Land and Buildings	57,025	Cost approach value	- Price per square meter - Replacement cost

As at December 31, 2018 and 2017, fair values of the investment properties amount to ~~W~~ 57,025 million and ~~W~~ 63,144 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2018 and 2017, amounts to ~~W~~ 667 million and ~~W~~ 718 million, respectively.

Changes in investment properties for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	40,621	—	(6,828)	—	33,793
Buildings	15,817	—	(599)	(545)	14,673

	56,438	—	(7,427)	(545)	48,466

	2017
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	59,604	—	(18,982)	—	40,621
Buildings	19,326	—	(2,879)	(631)	15,817

	78,930	—	(21,861)	(631)	56,438

15. Intangible Assets

Details of intangible assets as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	922,023	(760,448)	(5,107)	156,468

	987,311	(760,448)	(5,107)	221,756

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	865,116	(711,855)	(3,597)	149,664

	930,404	(711,855)	(3,597)	214,952

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2018 and 2017.

Details of allocation of goodwill to cash-generating units and related information for impairment testing as at December 31, 2018, are as follows:

(In millions of Korean won)	Housing & Commercial Bank
	Retail Banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeded carrying amount	4,281,676	2,875,939	7,157,615
Discount rate (%)	15.51	15.74
Permanent growth rate (%)	1.00	1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amount of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking and Corporate Banking. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of intangible assets, excluding goodwill, as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,494	(1,243)	—	251
Software	765,802	(671,084)	—	94,718
Other intangible assets	120,596	(69,152)	(5,107)	46,337
Finance leases assets	34,131	(18,969)	—	15,162

	922,023	(760,448)	(5,107)	156,468

	2017
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,435	(1,154)	—	281
Software	709,641	(622,243)	—	87,398
Other intangible assets	127,934	(74,891)	(3,597)	49,446
Finance leases assets	26,106	(13,567)	—	12,539

	865,116	(711,855)	(3,597)	149,664

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	281	59	—	(89)	—	251
Software	87,398	45,500	—	(38,224)	44	94,718
Other intangible assets	49,446	7,160	(2,825)	(5,698)	(1,746)	46,337
Finance leases assets	12,539	8,025	—	(5,402)	—	15,162

	149,664	60,744	(2,825)	(49,413)	(1,702)	156,468

		2017
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	122	244	(8)	(91)	14	281
Software	82,863	36,913	—	(32,373)	(5)	87,398
Other intangible assets	41,697	13,418	(306)	(5,665)	302	49,446
Finance leases assets	16,329	792	—	(4,582)	—	12,539

	141,011	51,367	(314)	(42,711)	311	149,664

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in accumulated impairment losses on intangible assets for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(3,597)	(1,806)	31	265	(5,107)

	2017
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(3,875)	—	35	243	(3,597)

From 2018, the Bank has to pay the fine, if the actual emission exceeds the targeted emission amount; therefore, the emission rights (intangible asset) do not occur even if it is below the targeted emission amount

Changes in emission rights for the year ended December 31, 2017, are as follows:

	Applicable under 2016		Applicable under 2017		Total
(KAU, In millions of Korean won)	Quantity	Carrying amount	Quantity	Carrying amount	Quantity	Carrying amount
Beginning	99,283	—	104,920	—	204,203	—
Additional allocation	578	—	17,046	—	17,624	—
Borrowings of emission permits	18,306	—	(18,306)	—	—	—
Surrender of emission permits	(117,484)	—	—	—	(117,484)	—
Revocation of allocation	(683)	—	(398)	—	(1,081)	—

Ending	—	—	103,262	—	103,262	—

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	62,179	—	62,179
Impairment losses on property and equipment	4,132	—	4,132
Share-based payments	11,868	—	11,868
Provisions for guarantees	20,298	—	20,298
Gains on valuation of derivatives	—	(13,188)	(13,188)
Present value discount	—	(34)	(34)
Losses on fair value hedged item	—	(25,873)	(25,873)
Accrued interest	—	(41,687)	(41,687)
Deferred loan origination fees and costs	—	(139,697)	(139,697)
Gains on revaluation	—	(286,739)	(286,739)
Investments in subsidiaries and associates	13,018	—	13,018
Gains on valuation of security investment	—	(53,384)	(53,384)
Defined benefit liabilities	387,667	—	387,667
Accrued expenses	202,220	—	202,220
Retirement insurance expenses	—	(343,176)	(343,176)
Adjustments to the prepaid contributions	—	(19,033)	(19,033)
Others	163,719	(20,357)	143,362

	865,101	(943,168)	(78,067)
Offsetting of deferred income tax assets and liabilities	(865,101)	865,101	—

	—	(78,067)	(78,067)

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	71,870	—	71,870
Impairment losses on property and equipment	5,411	—	5,411
Interest on equity index-linked deposits	43	—	43
Share-based payments	17,014	—	17,014
Provisions for guarantees	24,341	—	24,341
Gains on valuation of derivatives	—	(19,239)	(19,239)
Present value discount	—	(58)	(58)
Losses on fair value hedged item	—	(15,698)	(15,698)
Accrued interest	—	(43,328)	(43,328)
Deferred loan origination fees and costs	—	(131,911)	(131,911)
Gains on revaluation	—	(306,344)	(306,344)
Investments in subsidiaries and associates	9,271	(29,022)	(19,751)
Gains on valuation of security investment	21,483	—	21,483
Defined benefit liabilities	332,930	—	332,930
Accrued expenses	128,700	—	128,700
Retirement insurance expenses	—	(301,261)	(301,261)
Adjustments to the prepaid contributions	—	(16,236)	(16,236)
Others	141,444	(18,325)	123,119

	752,507	(881,422)	(128,915)
Offsetting of deferred income tax assets and liabilities	(752,507)	752,507	—

	—	(128,915)	(128,915)

Unrecognized deferred income tax liabilities

As at December 31, 2018, no deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 5,923 million associated with investments in associates and subsidiaries as at December 31, 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 363 million and ~~W~~ 15,030 million associated with accrued expenses and others, respectively, as at December 31, 2018, due to the uncertainty that these will be realized in the future.

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in cumulative temporary differences for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning[1]	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	256,282	256,282	226,103	226,103
Impairment losses on property and equipment	19,678	19,678	15,027	15,027
Interest on equity index-linked deposits	155	155	—	—
Share-based payments	61,870	61,870	43,156	43,156
Provisions for guarantees	98,294	98,294	73,809	73,809
Loss on SPE repurchase	80,204	80,204	—	—
Investment in subsidiaries and associates	39,634	—	13,627	53,261
Gains on valuation of security investment	75,642	75,642	—	—
Defined benefit liabilities	1,210,654	114,562	313,608	1,409,700
Accrued expenses	467,999	467,999	735,712	735,712
Others	797,433	325,886	138,823	610,370

	3,107,845	1,500,572	1,559,865	3,167,138

Unrecognized deferred income tax assets
Accrued expenses	—			363
Loss on SPE repurchase	80,204			—
Investment in subsidiaries and associates	5,923			5,923
Others	12,500			15,030

	3,009,218			3,145,822

Tax rate (%)[2]	27.50			27.50
Total deferred income tax assets from deductible temporary differences	827,535			865,101

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2018
(In millions of Korean won)	Beginning[1]	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(57,083)	(57,083)	(94,085)	(94,085)
Accrued interest	(157,556)	(116,532)	(110,565)	(151,589)
Deferred loan origination fees and costs	(479,671)	(479,671)	(507,988)	(507,988)
Gains on valuation of derivatives	(52,764)	(52,764)	(47,956)	(47,956)
Present value discount	(209)	(209)	(124)	(124)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,113,979)	(71,292)	—	(1,042,687)
Investments in subsidiaries and associates	(105,534)	(105,534)	—	—
Retirement insurance expenses	(1,095,495)	(82,468)	(234,884)	(1,247,911)
Adjustments to the prepaid contributions	(59,040)	(59,040)	(69,212)	(69,212)
Gains on valuation of security investment	—	—	(194,124)	(194,124)
Others	(68,946)	(10,679)	(15,759)	(74,026)

	(3,255,565)	(1,035,272)	(1,274,697)	(3,494,990)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)

	(3,190,277)			(3,429,702)

Tax rate (%)[2]	27.50			27.50

Total deferred income tax liabilities from taxable temporary differences	(877,326)			(943,168)

[1]	Restated based on Korean IFRS 1109.
[2]	As the corporate tax rate was changed due to the revision of the tax law at the end of 2017, deferred tax assets (liabilities) expected to be realized after 2018 are calculated using 27.5%.

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	291,350	291,350	261,346	261,346
Impairment losses on property and equipment	20,812	20,812	19,678	19,678
Interest on equity index-linked deposits	168	168	155	155
Share-based payments	43,008	43,008	61,870	61,870
Provisions for guarantees	126,319	126,319	88,512	88,512
Loss on SPE repurchase	80,204	—	—	80,204
Investment in subsidiaries and associates	766,614	756,182	29,202	39,634
Gains on valuation of security investment	282,872	282,872	78,120	78,120
Defined benefit liabilities	1,239,914	205,084	175,824	1,210,654
Accrued expenses	959,532	959,532	467,999	467,999
Others	670,520	194,905	51,230	526,845

	4,481,313	2,880,232	1,233,936	2,835,017

Unrecognized deferred income tax assets
Loss on SPE repurchase	80,204			80,204
Investment in subsidiaries and associates	762,105			5,923
Others	21,797			12,500

	3,617,207			2,736,390

Tax rate (%)	24.20			27.50

Total deferred income tax assets from deductible temporary differences	876,034			752,507

	2017
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(59,235)	(59,235)	(57,083)	(57,083)
Accrued interest	(181,166)	(136,159)	(112,549)	(157,556)
Deferred loan origination fees and costs	(497,149)	(497,149)	(479,677)	(479,677)
Gains on valuation of derivatives	(42,294)	(42,294)	(69,960)	(69,960)
Present value discount	(92)	(92)	(209)	(209)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,119,379)	(5,399)	—	(1,113,980)
Investments in subsidiaries and associates	(105,534)	—	—	(105,534)
Retirement insurance expenses	(1,119,042)	(170,469)	(146,922)	(1,095,495)
Adjustments to the prepaid contributions	(62,569)	(61,034)	(57,505)	(59,040)
Others	(84,483)	(28,891)	(11,045)	(66,637)

	(3,336,231)	(1,000,722)	(934,950)	(3,270,459)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)

	(3,270,943)			(3,205,171)

Tax rate (%)	24.20			27.50

Total deferred income tax liabilities from taxable temporary differences	(791,568)			(881,422)

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

17. Other Assets

Details of other assets as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other financial assets
Other receivables	1,912,455	3,547,926
Accrued income	802,972	763,040
Guarantee deposits	1,017,948	1,041,273
Domestic exchange settlement debits	476,349	944,697
Others	11,312	58,763
Allowances for loan losses	(21,417)	(50,541)
Present value discount	(1,910)	(1,855)

	4,197,709	6,303,303

Other non-financial assets
Other receivables	61	49
Prepaid expenses	125,363	102,777
Guarantee deposits	3,050	3,090
Others	74,872	68,416
Allowances on other assets	(16,992)	(22,575)

	186,354	151,757

	4,384,063	6,455,060

Changes in allowances for loan losses on other assets for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning[1]	53,805	22,575	76,380
Provision	1,197	(3,720)	(2,523)
Written-off	(34,764)	(1,863)	(36,627)
Others	1,179	—	1,179

Ending	21,417	16,992	38,409

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	59,805	23,305	83,110
Provision	1,996	1,240	3,236
Written-off	(12,392)	(1,970)	(14,362)
Others	1,132	—	1,132

Ending	50,541	22,575	73,116

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

18. Assets Held for Sale

Details of assets held for sale as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	16,048	(3,442)	12,606	16,552
Buildings	9,054	(4,708)	4,346	4,403

	25,102	(8,150)	16,952	20,955

	2017
(In millions of Korean won)	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	133,445	(1,492)	131,953	251,520
Buildings	34,862	(11,309)	23,553	24,548

	168,307	(12,801)	155,506	276,068

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as at December 31, 2018, are as follows:

2018
(In millions of Korean won)	Fair value	Valuation technique[1]	Unobservable inputs[2]	Estimated range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	20,955	Market comparison approach model and others	Adjustment index	0.30 ~ 1.08	Fair value increases as the adjustment index rises
			Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index, the producer price index, or land price volatility.

Among assets held for sale, real estates were measured by an independent evaluator who has recently assessed similar properties in the area of the qualifying real estates. All of assets held for sale are included in level 3 in accordance with Note 6-1. (2).

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
Beginning	Provision	Reversal	Others	Ending
(12,801)	(5,281)	286	9,646	(8,150)

(In millions of Korean won)		2017
Beginning	Provision	Reversal	Others	Ending
(13,935)	(16,994)	5,138	12,990	(12,801)

As at December 31, 2018, assets held for sale consist of eight real estates of closed offices, which were committed to sell by the management, but not yet sold as at December 31, 2018. Negotiation with buyers is in process for the two assets and the remaining six assets are also being actively marketed.

19. Deposits

Details of deposits as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Demand deposits
Demand deposits in Korean won	112,780,132	111,234,450
Demand deposits in foreign currencies	6,161,617	6,584,271

	118,941,749	117,818,721

Time deposits
Time deposits in Korean won	140,591,165	123,068,980
Time deposits in foreign currencies	4,550,602	3,657,580
Fair value adjustments on fair value hedged time deposits in foreign currencies	(89,265)	(51,033)

	4,461,337	3,606,547

	145,052,502	126,675,527

Certificates of deposits	3,531,719	3,218,540

	267,525,970	247,712,788

20. Debts

Details of debts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Borrowings	16,747,057	14,177,282
Bonds sold under repurchase agreements and others	358,366	710,370
Call money	306,562	967,259

	17,411,985	15,854,911

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of borrowings as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2018	2017
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	1,672,714	1,888,880
	Borrowings from the Government	SEMAS and others	0.00~3.00	1,745,940	1,726,543
	Borrowings from non - banking financial institutions	Korea Development Bank	0.22 ~ 2.70	372,853	342,376
	Other borrowings	Korea Development Bank and others	0.00~3.88	3,845,256	3,118,364

				7,636,763	7,076,163

Borrowings in foreign currencies	Due to banks	Kookmin Bank (China) Limited. and others	—	38,403	19,820
	Borrowings from banking institutions	Central Bank of Uzbekistan and others	0.00 ~ 3.52	7,039,389	5,408,642
	Borrowings from other financial institutions	Export Import Bank of Korea and others	3.20 ~ 3.94	18,725	76,134
	Other borrowings in foreign currencies	Standard Chartered Bank and others	—	2,013,777	1,596,523

				9,110,294	7,101,119

				16,747,057	14,177,282

Details of bonds sold under repurchase agreements and others as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2018	2017
Bonds sold under repurchase agreements	Individuals, groups, corporations	1.23~1.73	350,771	700,466
Bills sold	Counter sale	0.10~1.20	7,595	9,904

			358,366	710,370

Details of call money as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2018	2017
Call money in Korean won	—	—	—	577,100
Call money in foreign currencies	Central Bank of Uzbekistan and others	2.42 ~ 4.70	306,562	390,159

			306,562	967,259

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

21. Debentures

Details of debentures as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2018	2017
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	34,320	135,800
Subordinated fixed rate debentures	2.96 ~ 4.35	3,422,729	2,888,411
Fixed rate debentures	1.48 ~ 2.44	13,660,045	12,220,065
Floating rate debentures	1.72 ~ 1.77	640,000	—

		17,757,094	15,244,276
Fair value adjustments on fair value hedged debentures in Korean won		19,252	19,891
Discount on debentures in Korean won		(11,792)	(36,920)

		17,764,554	15,227,247

Debentures in foreign currencies
Floating rate debentures	0.00 ~ 3.72	1,344,628	835,692
Fixed rate debentures	1.63 ~ 3.63	2,725,700	2,142,800

		4,070,328	2,978,492
Fair value adjustments on fair value hedged debentures in foreign currencies		(24,073)	(25,941)
Discount on debentures in foreign currencies		(11,724)	(12,300)

		4,034,531	2,940,251

		21,799,085	18,167,498

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in debentures based on face value for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	135,800	—	(101,480)	—	34,320
Subordinated fixed rate debentures	2,888,411	600,000	(65,682)	—	3,422,729
Fixed rate debentures	12,220,065	6,860,000	(5,420,020)	—	13,660,045
Floating rate debentures	—	640,000	—	—	640,000

	15,244,276	8,100,000	(5,587,182)	—	17,757,094

Debentures in foreign currencies
Floating rate debentures	835,692	725,638	(274,130)	57,428	1,344,628
Fixed rate debentures	2,142,800	493,022	—	89,878	2,725,700

	2,978,492	1,218,660	(274,130)	147,306	4,070,328

	18,222,768	9,318,660	(5,861,312)	147,306	21,827,422

	2017
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	337,500	—	(201,700)	—	135,800
Subordinated fixed rate debentures	3,196,993	—	(308,582)	—	2,888,411
Fixed rate debentures	6,510,095	8,300,000	(2,590,030)	—	12,220,065
Floating rate debentures	680,000	—	(680,000)	—	—

	10,724,588	8,300,000	(3,780,312)	—	15,244,276

Debentures in foreign currencies
Floating rate debentures	700,930	884,239	(670,236)	(79,241)	835,692
Fixed rate debentures	2,803,721	568,150	(945,394)	(283,677)	2,142,800

	3,504,651	1,452,389	(1,615,630)	(362,918)	2,978,492

	14,229,239	9,752,389	(5,395,942)	(362,918)	18,222,768

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

22. Provisions

Details of provisions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Provisions for unused loan commitments	102,975	106,555
Provisions for acceptances and guarantees	73,809	88,512
Provisions for asset retirement obligation	95,396	85,575
Others	35,199	76,846

	307,379	357,488

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Provisions for unused loan commitments			Provisions for acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning[1]	74,317	27,174	—	39,922	39,628	18,744
Transfer between stages
Transfer to 12-month expected credit losses	10,002	(9,935)	(66)	661	(661)	—
Transfer to lifetime expected credit losses	(7,701)	7,784	(83)	(534)	676	(142)
Impairment	(201)	(667)	867	(6)	(87)	93
Provision (reversal) for loan losses	(2,541)	4,369	(718)	(14,244)	(10,174)	(898)
Others (effects of changes in foreign exchange rate, etc.)	212	162	—	404	243	184

Ending	74,088	28,887	—	26,203	29,625	17,981

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Provisions for unused loan commitments	Provisions for acceptances and guarantees	Total
Beginning	124,966	126,319	251,285
Effects of changes in foreign exchange rate	(1,300)	(3,362)	(4,662)
Reversal	(17,111)	(34,540)	(51,651)
Others	—	95	95

Ending	106,555	88,512	195,067

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in provisions for asset retirement obligation for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Beginning	85,575	77,810
Increase	1,780	2,778
Reversal	(154)	(336)
Used	(2,534)	(6,712)
Unwinding of discount	2,305	1,746
Effects of changes in interest rate	8,424	10,289

Ending	95,396	85,575

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities[1]	Greenhouse Gas Emission liabilities	Others	Total
Beginning	138	5,050	7,482	2,218	177	62,137	77,202
Provision (reversal)	110	2,657	184	173	(177)	(10,621)	(7,674)
Used and Others	(187)	(3,331)	(1,188)	—	—	(29,623)	(34,329)

Ending	61	4,376	6,478	2,391	—	21,893	35,199

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Greenhouse Gas Emission liabilities[1]	Others	Total
Beginning	115	50,396	8,537	1,870	358	34,779	96,055
Provision (Reversal)	185	5,133	1,390	(8)	(181)	27,781	34,300
Used and Others	(162)	(50,479)	(2,445)	—	—	(423)	(53,509)

Ending	138	5,050	7,482	1,862	177	62,137	76,846

[1]	As at December 31, 2017, the estimated greenhouse gas emission is 112,121 tons.

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

23. Net Defined Benefit Liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The net defined benefit liabilities recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary growth rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,318,665	(1,310,097)	8,568
Current service cost	136,192	—	136,192
Past service cost[1]	26,663	—	26,663
Interest expense (income)	37,568	(37,327)	241
Remeasurements :
-Actuarial loss arising from experience adjustment	26,780	—	26,780
-Actuarial loss arising from changes in demographic assumptions	9,775	—	9,775
-Actuarial loss arising from changes in financial assumptions	77,611	—	77,611
-Return on plan assets (excluding amounts included in interest income)	—	17,967	17,967
Contributions	—	(133,000)	(133,000)
Payments from plans (benefit payments)	(77,785)	77,785	—
Payments from the Bank	(4,469)	—	(4,469)
Transfer in	2,677	(2,497)	180
Transfer out	(4,682)	4,682	—
Effects of changes in foreign exchange rate	17	—	17

Ending	1,549,012	(1,382,487)	166,525

[1]	The amont of 22,306 million was transferred from other provisions as at December 31, 2017.

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,380,204	(1,309,069)	71,135
Current service cost	141,485	—	141,485
Past service cost	4,185	—	4,185
Interest expense(income)	30,159	(28,360)	1,799
Remeasurements :
-Actuarial loss arising from experience adjustment	11,520	—	11,520
-Actuarial gain arising from changes in financial assumptions	(42,579)	—	(42,579)
-Return on plan assets (excluding amounts included in interest income)	—	12,356	12,356
Contributions	—	(187,500)	(187,500)
Payments from plans (benefit payments)	(199,522)	199,522	—
Payments from the Bank	(3,977)	—	(3,977)
Transfer in	2,744	(2,608)	136
Transfer out	(5,562)	5,562	—
Effects of changes in foreign exchange rate	(24)	—	(24)
Others	32	—	32

Ending	1,318,665	(1,310,097)	8,568

Details of the net defined benefit liabilities as December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Present value of defined benefit obligation	1,549,012	1,318,665
Fair value of plan assets	(1,382,487)	(1,310,097)

Net defined benefit liabilities	166,525	8,568

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Current service cost	136,192	141,485

Past service cost	4,357	4,185
Interest expenses of net defined benefit liabilities	241	1,799

Total	140,790	147,469

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Remeasurements:
-Actuarial loss arising from experience adjustment	(9,775)	—
-Actuarial gain arising from changes in demographic assumptions	(26,780)	(11,520)
-Actuarial gain arising from changes in financial assumptions	(77,611)	42,579
-Return on plan assets (excluding amounts included in interest income)	(17,967)	(12,356)
Income tax effects	36,336	(4,526)

Remeasurements after income tax	(95,797)	14,177

Details of fair value of plan assets as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,382,487	1,382,487

	2017
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,310,097	1,310,097

Key actuarial assumptions used as at December 31, 2018 and 2017, are as follows:

	Ratio (%)
	2018	2017
Discount rate	2.30	2.90
Salary growth rate	3.75	3.75
Turnover	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as at December 31, 2018, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5% p	4.18% decrease	4.49% increase
Salary growth rate	0.5% p	4.12% increase	3.89% decrease
Turnover	0.5% p	0.39% decrease	0.41% increase

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as at December 31, 2018, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	34,207	83,204	465,152	937,292	2,708,298	4,228,153

The weighted average duration of the defined benefit obligations is 8.86 years.

Expected contributions to plan assets for the period after December 31, 2018, are estimated to be approximately ~~W~~ 150,000 million.

24. Other Liabilities

Details of other liabilities as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Other financial liabilities
Other payables	2,093,647	3,767,618
Prepaid card and debit cards	2,351	2,018
Accrued expenses	2,305,494	2,011,695
Financial guarantee liabilities	44,256	37,620
Deposits for letter of guarantees and others	148,032	340,866
Domestic exchange settlement credits	1,679,914	39,445
Foreign exchanges settlement credits	102,170	124,706
Borrowings from other business accounts	13,166	5,408
Payables to trust accounts	5,403,198	5,126,752
Liabilities incurred from agency relationship	605,076	518,955
Account for agency businesses	460,949	257,760
Others	29,202	28,535

	12,887,455	12,261,378

Other non-financial liabilities
Other payables	847,346	384,875
Unearned revenue	31,941	28,928
Accrued expenses	450,493	324,694
Withholding taxes	92,962	145,319
Others	77,775	103,471

	1,500,517	987,287

	14,387,972	13,248,665

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

25. Equity

25.1 Capital Stock

Details of outstanding shares as at December 31, 2018 and 2017, are as follows:

	Ordinary shares
	2018	2017
Number of shares authorized	1,000,000,000	1,000,000,000
Face value per share (in Korean Won)	5,000	5,000
Number of shares	404,379,116	404,379,116
Capital stock[1]	2,021,896	2,021,896

[1]	In millions of Korean won.

25.2 Capital Surplus

Details of capital surplus as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Paid-in capital in excess of face value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other capital surplus	40,716	40,716

	5,220,031	5,220,031

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Remeasurements of net defined benefit liabilities	(175,698)
Currency translation differences	3,873
Net gains on debt instruments at fair value through other comprehensive income	21,648
Net gains on equity instruments at fair value through other comprehensive income	315,052
Gains on cash flow hedging instruments	11,539

176,414

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Remeasurements of net defined benefit liabilities	(79,902)
Currency translation differences	1,434
Gains on valuation of available-for-sale financial assets	816,573
Gains on cash flow hedging instruments	7,751

745,856

25.4 Retained Earnings

Retained earnings as at December 31, 2018 and 2017, consist of:

(In millions of Korean won)	2018	2017
Legal reserves	2,033,926	2,033,626
Regulatory reserve for credit losses	2,137,264	1,989,616
Voluntary reserves	12,441,522	10,966,730
Retained earnings before appropriation	2,539,666	2,262,967

	19,152,378	17,252,939

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

The appropriation of retained earnings for the years ended December 31, 2018 and 2017, (Dates of appropriation: March 21, 2019 and March 22, 2018 for the years ended December 31, 2018 and 2017, respectively) is follows:

(In millions of Korean won)	2018		2017
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	95		51
Effect of change in accounting policies	286,616		—
Reclassification of sale of securities at fair value through other comprehensive income	13,638		—
Net income	2,239,317	2,539,666	2,262,916	2,262,967
Transfers such as voluntary reserves
Reserve for research and manpower development	487		486
Revaluation of property and equipment	56,387		10,222
Reserve for electronic financial transaction accidents	1,000	57,874	—	10,708

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Appropriation
Legal reserve	1,789,700		1,485,500
Voluntary reserves	132,861		147,648
Regulatory reserve for credit losses	667,226		640,132
Cash dividends (dividends per share(%) 2018 : ~~W~~1,650(33.00%) 2017 : ~~W~~1,583(31.66%)	667,226		640,132
Other reserve	7,699	2,597,486	300	2,273,580

Unappropriated retained earnings carried forward to subsequent year		54		95

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Details of the amounts estimated to be appropriated as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Beginning	2,137,264	1,989,616
Amounts estimated to be appropriated	132,861	147,648

Ending	2,270,125	2,137,264

Adjustments to the regulatory reserve for credit losses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Provision of regulatory reserve for credit losses[1]	239,973	147,648
Adjusted profit after provision of regulatory reserve for credit losses[2]	1,999,344	2,115,268

[1]

The amount expected to be appropriated is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is calculated on the assumption that expected provision of regulatory reserve for credit losses which is measured in accordance with Banking Supervision Regulations would be reflected in net profit for the periods without consideration of income tax effect.

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Interest income
Securities at fair value through profit or loss	81,156
Loans at fair value through profit or loss	7,850
Securities at fair value through other comprehensive income	498,189
Loans at fair value through other comprehensive income	2,138
Due from financial institutions at amortized cost	30,854
Securities at amortized cost	319,563
Loans at amortized cost	8,692,723
Others	104,683

9,737,156

Interest expense
Deposits	2,884,339
Debts	306,288
Debentures	477,150
Others	81,292

3,749,069

Net interest income	5,988,087

(In millions of Korean won)	2017[1]
Interest income
Due from financial institutions	49,097
Loans	7,427,864
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	61,119
Financial investments
Available-for-sale financial assets	385,845
Held-to-maturity financial assets	276,591
Others	96,028

8,296,544

Interest expense
Deposits	2,223,975
Debts	207,545
Debentures	353,697
Others	57,065

2,842,282

Net interest income	5,454,262

[1]	Interest income for the year ended December 31, 2017 has been restated according to changes in accounting policy concerning interest income reclassification.

Interest income recognized on impaired loans is ~~W~~ 23,042 million (December 31, 2017: ~~W~~ 30,524 million) for the years ended December 31, 2018.

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Fee and commission income
Banking activity fees	209,499	194,624
Lending activity fees	73,005	73,549
Credit card related fees	1,030	1,280
Debit card related fees and commissions	554	649
Agent activity fees	312,497	350,036
Trust and other fiduciary fees	305,893	317,977
Guarantee fees	32,256	29,360
Foreign currency related fees	85,424	84,757
Security activity commissions	146,928	176,209
Other business account commission on consignment	36,947	33,793
Others	239,806	219,896

	1,443,839	1,482,130

Fee and commission expense
Trading activity related fees[1]	11,952	13,206
Lending activity fees	30,661	27,510
Credit card related fees	18,478	1,888
Outsourcing related fees	78,464	60,718
Foreign currency related fees	17,585	15,281
Management fees of written-off loans	12,624	10,299
Contributions to external institutions	23,949	25,037
Others	90,426	81,374

	284,139	235,313

Net fee and commission income	1,159,700	1,246,817

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

28. Net Gains or Losses from Financial Assets/Liabilities at Fair Value through Profit or Loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of gains or losses from financial instruments held for trading includes dividend income and, gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	216,321
Equity instruments	1,937

218,258

Derivatives held for trading
Interest rate	1,415,631
Currency	3,380,603
Stock or stock index	906
Others	298

4,797,438

Financial liabilities at fair value through profit or loss	377
Other financial instruments	22

5,016,095

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	148,576
Equity instruments	2,483

151,059

Derivatives held for trading
Interest rate	1,409,686
Currency	3,095,659
Stock or stock index	1,079
Others	779

4,507,203

Financial liabilities at fair value through profit or loss	193
Other financial instruments	60

4,658,515

Net gains or losses from financial assets/liabilities at fair value through profit or loss	357,580

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017[1]
Gains related to financial instruments held for trading
Financial assets held for trading
Debt instruments	14,672
Derivatives held for trading
Interest rate	1,197,017
Currency	5,487,318
Stock or stock index	362
Others	1,658

6,686,355

Financial liabilities held for trading	78
Other financial instruments	109

6,701,214

Losses related to financial instruments held for trading
Financial assets held for trading
Debt instruments	31,713

31,713

Derivatives held for trading
Interest rate	1,157,911
Currency	5,578,860
Stock or stock index	2,396
Others	1,834

6,741,001

Financial liabilities held for trading	125
Other financial instruments	117

6,772,956

Net gains or losses from financial instruments held for trading	(71,742)

[1]	Interest income for the year ended December 31, 2017 has been restated according to changes in accounting policy concerning interest income reclassification.

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

29. Other Operating Income and Expense

Details of other operating income and expenses for years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Other operating income
Revenue related to financial assets at fair value through other comprehensive income
Gains on redemption of the securities at fair value through other comprehensive income	230
Gains on sale of the securities at fair value through other comprehensive income	93,899

94,129

Revenue related to financial assets at amortized cost
Gains on sale of loans at amortized cost	15,691

15,691

Gains on foreign exchange transactions	1,112,384
Dividend income	38,933
Others	84,381

1,345,518

Other operating expense
Expenses related to financial assets at fair value through other comprehensive income
Losses on sale of the securities at fair value through other comprehensive income	7,135

7,135

Expenses related to financial assets at amortized cost
Losses on sale of loans at amortized cost	6,674

6,674

Losses on foreign exchanges transactions	1,160,270
Others	826,202

2,000,281
Net other operating expense	(654,763)

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	5
Gains on sale of available-for-sale financial assets	98,487

98,492
Gains on foreign exchange transactions	2,260,280
Dividend income	121,012
Others	90,715

2,570,499

Other operating expense
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets	148,481
Impairment losses on available-for-sale financial assets	12,405

160,886

Losses on foreign exchange transactions	1,887,034
Others	761,599

2,809,519

Net other operating expense	(239,020)

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Employee Benefits
Salaries and short-term employee benefits - salaries	1,509,641	1,518,626
Salaries and short-term employee benefits - welfare expense	649,848	642,097
Post-employment benefits - defined benefit plans	140,790	147,469
Post-employment benefits - defined contribution plans	6,719	3,594
Termination benefits	209,737	151,172
Share-based payments	4,051	33,148

	2,520,786	2,496,106

Depreciation and amortization	241,400	229,890

Other general and administrative expenses
Rental expense	253,302	228,401
Tax and dues	106,563	96,324
Communication	23,038	22,113
Electricity and utilities	21,456	21,909
Publication	9,667	11,237
Repairs and maintenance	11,194	11,099
Vehicle	7,172	6,925
Travel	3,683	3,975
Training	17,460	16,688
Service fees	107,036	91,999
Others	410,951	395,880

	971,522	906,550

	3,733,708	3,632,546

30.2 Share-based Payments

30.2.1 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the share grants as at December 31, 2018, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1,2]	Vesting conditions
Series 69	2017.01.01	173,030	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Series 71	2017.08.26	4,372	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Series 72	2017.08.28	5,601	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Series 73	2017.11.21	27,786	Service provision, TSR 30~50%, Performance of the bank 50~70%
Series 74	2018.01.01	190,536	Service provision, TSR 30~50%, Performance of the company and responsibilities 50~70%
Deferred grant in 2015	—	33,050
Deferred grant in 2016	—	110,967
Deferred grant in 2017	—	139,697

		685,039

[1]

Granted shares in relation to Series 69, 71 ~ 74 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.

[2]	Certain percentages among the granted shares are deferred for over three years to five years from the time of initial exercising.

Details of share grants linked to short-term performance as at December 31, 2018, are as follows:

Share grants[1]	Grant date	Number of vested shares	Vesting conditions
Granted shares for 2015	2015.01.01	58,366	Vested
Granted shares for 2016	2016.01.01	83,794	Vested
Granted shares for 2017	2017.01.01	80,331	Vested
Granted shares for 2018	2018.01.01	109,871	Proportion to service period

[1]

Options are given to the executives and employees during the year for deferred payment schedule (after the retirement date), payment proportion and payment period. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Share grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as at December 31, 2018, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 69	0.00~5.00	1.75%	40,224~47,153	40,224~47,153
Series 71	1.00~4.00	1.75%	41,473~45,236	41,473~45,236
Series 72	1.00~4.00	1.75%	41,473~45,236	41,473~45,236
Series 73	0.89~3.89	1.75%	41,614~45,382	41,614~45,382
Series 74	1.00~6.00	1.75%	38,510~44,580	39,077~45,236
Grant deferred in 2015	0.00~3.00	1.75%	—	42,682~47,153
Grant deferred in 2016	0.00~5.00	1.75%	—	40,224~47,153
Grant deferred in 2017	0.00~4.00	1.75%	—	41,473~47,153
Linked to short-term performance
Share granted in 2015	0.00~5.00	1.75%	—	40,224~47,153
Share granted in 2016	0.00~6.00	1.75%	—	39,077~47,153
Share granted in 2017	0.00~6.00	1.75%	—	39,077~47,153
Share granted in 2018	1.00~6.00	1.75%	—	39,077~45,236

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as at December 31, 2018, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As at December 31, 2018 and 2017, the accrued expenses related to share-based payments including share grants, amounted to ~~W~~ 40,873 million and ~~W~~ 58,897 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 4,051 million and ~~W~~ 33,148 million were incurred during the years ended December 31, 2018 and 2017, respectively.

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

30.2.2 Mileage Stock

Details of Mileage Stock as at December 31, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years)[1]	Number of exercisable shares[2]
Share granted in 2016	2016.01.23	33,829	0.00~0.06	12,334
	2016.04.29	60	0.00~0.33	21
	2016.07.07	280	0.00~0.52	62
	2016.07.18	767	0.00~0.55	—
	2016.08.03	107	0.00~0.59	38
	2016.08.17	51	0.00~0.63	23
	2016.08.30	256	0.00~0.66	168
	2016.09.06	206	0.00~0.68	103
	2016.10.07	105	0.00~0.77	69
	2016.11.01	118	0.00~0.84	24
	2016.12.07	211	0.00~0.93	96
	2016.12.08	43	0.00~0.94	32
	2016.12.15	12	0.00~0.96	12
	2016.12.20	309	0.00~0.97	169
	2016.12.28	76	0.00~0.99	40
	2016.12.30	210	0.00~1.00	79
Share granted in 2017	2017.01.09	28,925	0.00~1.02	13,198
	2017.02.03	43	0.00~1.09	28
	2017.04.03	82	0.00~1.25	61
	2017.05.22	20	0.00~1.39	20
	2017.07.03	52	0.00~1.50	52
	2017.08.07	29	0.00~1.60	19
	2017.08.08	5	0.00~1.60	2
	2017.08.16	204	0.00~1.62	166
	2017.08.17	40	0.00~1.63	32
	2017.08.24	387	0.00~1.65	323
	2017.09.08	82	0.00~1.69	73
	2017.10.20	9	0.00~1.80	—
	2017.11.01	120	0.00~1.84	103
	2017.11.06	106	0.00~1.85	106
	2017.12.06	105	0.00~1.93	91
	2017.12.26	254	0.00~1.99	215
	2017.12.29	114	0.00~1.99	98
Share granted in 2018	2018.01.10	19,197	0.00~2.03	18,663
	2018.02.12	9	0.00~2.12	9
	2018.04.02	115	0.00~2.25	115
	2018.04.30	86	0.00~2.33	86
	2018.05.08	170	0.00~2.35	166
	2018.06.01	140	0.00~2.42	140
	2018.07.02	180	0.00~2.50	180
	2018.08.07	194	0.00~2.60	194
	2018.08.09	47	0.00~2.61	47
	2018.08.14	30	0.00~2.62	30

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2018.08.16	130	0.00~2.62	130
2018.09.07	106	0.00~2.68	106
2018.10.04	129	0.00~2.76	129
2018.11.01	258	0.00~2.84	258
2018.11.06	236	0.00~2.85	236
2018.12.04	21	0.00~2.93	21
2018.12.07	91	0.00~2.93	91
2018.12.03	132	0.00~2.92	132
2018.12.12	64	0.00~2.95	64
2018.12.18	271	0.00~2.96	271
2018.12.19	42	0.00~2.97	42
2018.12.31	127	0.00~3.00	127

	88,992		49,094

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The exercisable shares are assessed based on the stock price as at December 31, 2018. These shares are vested immediately at grant date.

The accrued expenses for share-based payments in regard to mileage stock as at December 31, 2018 and 2017, are ~~W~~2,283 million and ~~W~~ 2,973 million, respectively. The compensation costs amounting to ~~W~~1,350 million and ~~W~~ 2,378 million were recognized as an expense for the years ended December 31, 2018 and 2017, respectively.

31. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Non-operating income
Gains on disposal in property and equipment and assets held for sale	120,137	58,895
Rental income	8,934	8,067
Dividend income from associates and subsidiaries	78,206	156,433
Others	20,762	45,220

	228,039	268,615

Non-operating expenses
Losses on disposal in property and equipment and assets held for sale	5,590	2,581
Donation	91,943	39,752
Restoration cost	1,854	3,323
Others	87,285	177,194

	186,672	222,850

Net non-operating income (expenses)	41,367	45,765

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

32. Income Tax Expense

Income tax expense the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Tax payable
Current tax expense	798,523
Adjustments recognized in the period for current tax of prior years	(4,856)

793,667

Changes in deferred income tax assets (liabilities)	28,276

Income tax expense of overseas branches	6,863

Income tax recognized directly in equity
Net losses on debt instruments at fair value through other comprehensive income	(21,618)
Remeasurements of net defined benefit liabilities	36,336
Net gains on equity instruments at fair value through other comprehensive income	13,660
Cash flow hedges	(1,437)
Reclassification of sale of securities at fair value through other comprehensive income	(5,172)

26,941

Consolidated tax effect	(31,431)

Tax expense	819,144

(In millions of Korean won)	2017
Tax payable
Current tax expense	344,761
Adjustments recognized in the period for current tax of prior years	(19,160)

325,601

Changes in deferred income tax assets (liabilities)	213,381

Income tax expense of overseas branches	4,721

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets	(89,362)
Remeasurements of net defined benefit liabilities	(4,526)
Cash flow hedges	(2,833)

(96,721)

Consolidated tax effect	(19,347)

Tax expense	427,635

[1]

The Bank did not recognize deferred income tax assets regarding the loss on valuation of JSC Bank Center Credit’s shares due to the low possibility of the disposal of its shares. Notwithstanding, the Bank recognized ~~W~~172,475 million as the reduction of income tax expenses since the sale of its shares was completed during the year ended December 31, 2017.

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2018 and 2017, follows:

(In millions of Korean won)	2018	2017
Profit before income tax	3,058,461	2,690,551

Tax at the applicable tax rate[1]	830,745	650,684
Non-taxable income	(2,967)	(189,687)
Non-deductible expense	12,964	8,992
Tax credit and tax exemption	(275)	(296)
Temporary difference for which no deferred tax is recognized	1,112	1,166
Tax supplementary pay (rebate) for tax of prior years	(2,771)	(8,334)
Income tax expense of overseas branch	6,863	4,721
Effect of tax rate change	—	(22,051)
Consolidated tax effect	(31,431)	(19,347)
Others	4,904	1,787

Tax expense	819,144	427,635

Tax expense / Profit before income tax (%)	26.78	15.89

[1]

Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion to ~~W~~300 billion is 24.2%, for over ~~W~~300 billion is 27.5% as at December 31, 2018 and ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion is 24.2% as at December 31, 2017.

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Tax payables after offsetting[1,2]	622,155	231,383
Adjustment on consolidated tax payable and others[3]	(31,431)	(19,347)
Accounts payables[4]	(586,699)	(209,533)

Current tax payable	4,025	2,503

[1]	Excludes current tax assets of ~~W~~ 486 million (December 31, 2017: ~~W~~ 486 million) from uncertain tax position, which do not qualify for offsetting.
[2]

Includes income tax payable of ~~W~~ 4,025 million (December 31, 2017: ~~W~~ 2,503 million) under current tax liabilities as at December 31, 2018, which are not to be offset against any income tax refund receivables, such as those of overseas branches.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2018, of ~~W~~1,650 per share, amounting to total dividends of ~~W~~667,226 million, is to be proposed at the annual general shareholder’s meeting on March 21, 2019. The Bank’s financial statements as at December 31, 2018, do not reflect this dividend payable.

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning[1]	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Others	Ending
Remeasurements of net defined benefit liabilities	(79,902)	(132,132)	—	36,336	—	—	(175,698)
Currency translation differences	3,017	856	—	—	—	—	3,873
Net gains (losses) on debt instruments at fair value through other comprehensive income	(35,344)	72,021	6,455	(21,618)	—	134	21,648
Net gains (losses) on equity instruments at fair value through other comprehensive income	351,065	(30,863)	—	13,660	(18,810)	—	315,052
Gains(losses) on cash flow hedging instruments	7,751	6,980	(1,755)	(1,437)	—	—	11,539

	246,587	(83,138)	4,700	26,941	(18,810)	134	176,414

[1]	Restated based on Korean IFRS 1109.

	2017
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Ending
Remeasurements of net defined benefit liabilities	(94,079)	18,703	—	(4,526)	(79,902)
Currency translation differences	4,320	(2,886)	—	—	1,434
Gains (losses) on valuation of available-for-sale financial assets	690,259	169,575	46,101	(89,362)	816,573
Gains (losses) on cash flow hedging instruments	337	10,691	(444)	(2,833)	7,751

	600,837	196,083	45,657	(96,721)	745,856

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

35. Trust Accounts

Financial information of the trust segments the Bank manages as at December 31, 2018 and 2017, and for years ended December 31, 2018 and 2017, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	2018	2017	2018	2017
Consolidated	4,259,441	4,148,600	127,994	110,487
Unconsolidated	47,644,193	43,256,371	1,609,587	2,590,728

	51,903,634	47,404,971	1,737,581	2,701,215

[1]

Financial information of the trust accounts are not based on Korean IFRS; it has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Bank’s trust accounts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
	Assets
	Accrued trust fees	53,618	46,524
	Other accrued income	23,658	21,250

		77,276	67,774

Trust Segment	Liabilities
	Due to trust accounts	1,278,243	1,265,074
	Accrued interest on due to trust accounts	6,531	4,449
	Deposits	345,873	385,597
	Accrued interest on deposits	24,868	25,544

		1,655,515	1,680,664

	Assets
	Accrued trust fees	5,549	4,982

Custody Segment	Liabilities
	Due to trust accounts	4,124,955	3,861,677
	Accrued interest on due to trust accounts	4,280	3,408

		4,129,235	3,865,085

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Significant revenue and expenses related to the Bank’s trust accounts for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
	Revenues
	Fees and commissions from trust accounts	277,677	292,716
Trust Segment	Management fees and commissions from retirement pension	25,321	24,590
	Commissions from early termination in trust accounts	87	88

		303,085	317,394
	Expenses
	Interest expenses on due to trust accounts	20,742	17,560
	Interest expenses on deposits	21,389	29,005

		42,131	46,565
	Revenues
	Fees and commissions from trust accounts	28,216	25,261

Custody Segment	Expenses
	Interest expenses on due to trust accounts	43,613	28,504

As at December 31, 2018 and 2017, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)		2018	2017
Trust accounts guaranteeing repayment of principal	Old age pension	1,791	1,955
	Personal pension	1,883,905	1,872,089
	Pension	2,218,351	2,115,220
	Retirement	9,705	10,979
	New personal pension	90,893	90,582
	New old age pension	4,801	5,325
	Retail	12,940	14,559
	Corporate	1,344	1,372
	Installment	18,025	19,789

		4,241,755	4,131,870

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	17,594	16,639
	Unspecified monetary	92	91

		17,686	16,730

		4,259,441	4,148,600

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]

Trust account is not based on the K-IFRS, but is prepared in accordance with the Trust Accounts of Trustee; Financial Accounting Standards No.5004 and Regulations on Financial Investment Business under the Financial Investment Services and Capital Markets Act.

As at December 31, 2018 and 2017, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

36. Supplemental Cash Flow Information

Cash and cash equivalents as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Cash	2,179,255	2,163,836
Checks with other banks	872,166	430,253
Due from Bank of Korea	8,911,607	8,981,665
Due from other financial institutions	1,450,752	3,052,685

	13,413,780	14,628,439

Restricted due from financial institutions	(9,005,204)	(9,084,140)
Due from financial institutions with original maturities over three months	—	(34,453)

	(9,005,204)	(9,118,593)

	4,408,576	5,509,846

Significant non-cash transactions for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Decrease in loans due to the write-offs	526,134	650,419
Changes in accumulated other comprehensive income due to gains and losses on debt instruments at fair value through other comprehensive income	56,992	—
Changes in accumulated other comprehensive income due to valuation of financial investments	—	126,314
Changes in financial investments due to debt-for-equity swap	22,286	10,250

Cash inflows and outflows from income tax, interest and dividends for years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Activities	2018	2017
Income tax paid	Operating	388,897	399,280
Interest received	Operating	9,995,892	8,564,606
Interest paid	Operating	3,390,941	2,818,781
Dividends received	Operating	173,812	259,188
Dividends paid	Financing	640,132	359,493

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in liabilities arising from financial activities for the year ended December 31, 2018 are as follows:

(In millions of Korean won)
	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Finance lease liabilities	Deposits for letter of guarantees and others	Total
Beginning	(3,659)	15,854,911	18,167,498	5,126,752	1,642	340,866	39,488,010
Cash flow	(17,698)	1,346,037	3,447,178	276,446	(11,242)	(201,236)	4,839,485
Lease newly acquired	—	—	—	—	17,555	—	17,555
Exchange differences	—	179,864	147,306	—	—	—	327,170
Changes in fair values	30,679	—	4,067	—	—	—	34,746
Changes from business combination	—	31,998	—	—	—	—	31,998
Other changes from non-cash transactions	5,321	(825)	33,035	—	109	8,401	46,041

Ending	14,643	17,411,985	21,799,084	5,403,198	8,064	148,031	44,785,005

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

37. Contingent Liabilities and Commitments

Acceptances and guarantees as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	196,517	252,817
Others	597,636	530,272

	794,153	783,089

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	208,926	147,987
Letter of guarantees	53,210	60,853
Bid bond	51,528	46,984
Performance bond	604,311	563,506
Refund guarantees	592,925	778,779
Others	2,513,553	1,948,907

	4,024,453	3,547,016

Financial guarantees
Acceptances and guarantees for mortgage	50,497	57,445
Overseas debt guarantees	463,245	451,325
International financing guarantees in foreign currencies	110,070	46,953
Others	270,000	270,000

	893,812	825,723

	5,712,418	5,155,828

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	1,744,612	2,250,439
Refund guarantees	686,843	384,958

	2,431,455	2,635,397

	8,143,873	7,791,225

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Guarantee exposure by credit ratings

The credit quality of the guarantees exposure as at December 31, 2018 can be categorized as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees[1]
Grade 1	3,864,908	—	—	3,864,908
Grade 2	1,579,619	29,034	—	1,608,653
Grade 3	62,522	13,585	—	76,107
Grade 4	30,443	117,166	420	148,029
Grade 5	—	171	14,550	14,721

	5,537,492	159,956	14,970	5,712,418

Unconfirmed acceptances and guarantees[1]
Grade 1	1,102,294	1,747	—	1,104,041
Grade 2	1,180,137	17,795	—	1,197,932
Grade 3	25,205	16,225	—	41,430
Grade 4	9,627	66,186	—	75,813
Grade 5	—	219	12,020	12,239

	2,317,263	102,172	12,020	2,431,455

	7,854,755	262,128	26,990	8,143,873

[1]	Applied same criteria as the credit quality classification of loans.

Acceptances and guarantees by counterparty as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,914,524	1,901,767	6,816,291	83.70
Small and medium sized companies	603,874	423,947	1,027,821	12.62
Public and others	194,020	105,741	299,761	3.68

	5,712,418	2,431,455	8,143,873	100.00

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	2017
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,344,763	1,913,114	6,257,877	80.32
Small and medium sized companies	616,933	492,265	1,109,198	14.24
Public and others	194,132	230,018	424,150	5.44

	5,155,828	2,635,397	7,791,225	100.00

Acceptances and guarantees by industry as at December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	72,991	3,736	76,727	0.94
Manufacturing	3,085,119	1,450,929	4,536,048	55.70
Service	951,988	84,586	1,036,574	12.73
Wholesale and retail	998,333	723,367	1,721,700	21.14
Construction	280,146	40,988	321,134	3.94
Public	165,571	36,256	201,827	2.48
Others	158,270	91,593	249,863	3.07

	5,712,418	2,431,455	8,143,873	100.00

	2017
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	24,783	7,353	32,136	0.41
Manufacturing	2,893,858	1,270,655	4,164,513	53.45
Service	683,674	100,004	783,678	10.06
Wholesale and retail	957,097	837,193	1,794,290	23.03
Construction	334,994	198,996	533,990	6.85
Public	165,249	129,944	295,193	3.79
Others	96,173	91,252	187,425	2.41

	5,155,828	2,635,397	7,791,225	100.00

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Commitments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Commitments
Corporate loan commitments	36,695,640	32,534,513
Retail loan commitments	41,283,734	15,935,382
Other acceptance and guarantees in Korean won	1,300,000	1,000,000
Purchase of securities	1,858,405	1,315,125

	81,137,779	50,785,020

Financial Guarantees
Credit line	1,956,426	1,953,579
Purchase of securities	1,786,300	1,356,100

	3,742,726	3,309,679

	84,880,505	54,094,699

Other Matters (including litigation)

a) The Bank has filed 50 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 361,685 million, and faces 93 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 205,557 million, which arose in the normal course of the business and are still pending as at December 31, 2018.

b) As at December 31, 2018, the Bank has entered into construction contracts amounting to ~~W~~151,280 million related to the construction of integrated headquarter building and payments made up to December 31, 2018 amount to ~~W~~7,605 million.

c) As at December 31, 2018, the Bank has entered into construction contracts amounting to ~~W~~116,563 million related to the construction of integrated IT center, and payments made up to December 31, 2018 amount to ~~W~~42,857 million.

d) The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~ 372 million and ~~W~~ 372 million as at December 31, 2018 and 2017, respectively.

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

38. Subsidiaries

Details of subsidiaries as at December 31, 2018, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)[1]	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd	100.00	Myanmar	Micro finance services
Kookmin Bank	Personal pension trust and 10 others[2]	—	Korea	Trust
Kookmin Bank	KL the 1st L.L.C. and 33 others[3]	—	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund 1[4]	86.00	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Office Private Real Estate Master Fund 2[3]	44.44	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private Securities Fund S-1[4]	99.96	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private Securities Fund P-1[4]	99.96	Korea	Investment Trust
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)[4]	100.00	Korea	Investment Trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)[4]	88.74	Korea	Investment Trust
Kookmin Bank	KB Haeorum Private Securities 83[4]	99.95	Korea	Investment Trust
Kookmin Bank	KB KBSTAR KTB 3Y Futures Inverse ETF[4]	61.56	Korea	Investment Trust
Kookmin Bank	Kiwoom Frontier Private placement fund 10[Bond] [4]	99.85	Korea	Investment Trust
Kookmin Bank	Tong Yang Safe Plus Qualified Private Trust S-8(Bond) [4]	99.93	Korea	Investment Trust
Kookmin Bank	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1[4]	99.92	Korea	Investment Trust
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	100.00	Korea	Investment Trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust 1(BOND)[4]	83.31	Korea	Investment Trust
Kookmin Bank	Meritz Private Real Estate fund No.9-2[4]	99.98	Korea	Investment Trust
Kookmin Bank	AIP US Red Private Real Estate Trust NO.10[4]	99.97	Korea	Investment Trust

[1]

The Bank converted Kookmin Bank Int’l Ltd.(London) into a London branch as at May 16, 2018, which is considered to be a merger transaction between subsidiaries under common control. The Bank accounted for the transaction by applying carrying amount method and measured the transferred assets and liabilities at carrying amounts included in the consolidated financial statements. The amounts of the transferred assets and liabilities resulting from the business combination were ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively as of the acquisition date.

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[2]

The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

[3]

The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

[4]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power.

The condensed financial information of major subsidiaries as at December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London)	35,923	940	34,983	7,330	1,331
Kookmin Bank Hongkong Ltd.[1]	—	—	—	5,716	5,434
Kookmin Bank Cambodia PLC.	197,135	104,328	92,807	10,307	1,621
Kookmin Bank (China) Ltd.	2,605,033	2,192,469	412,564	138,453	14,819
KB Microfinance Myanmar Co., Ltd	20,941	879	20,062	2,783	538
Personal pension trust and 10 others	4,284,440	4,173,488	110,952	144,767	3,966

[1]	Liquidation was completed during the year ended December 31, 2018.

	2017
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London)	506,474	423,252	83,222	15,931	3,022
Kookmin Bank Hongkong Ltd.	22,866	—	22,866	—	(1,953)
Kookmin Bank Cambodia PLC.	133,133	76,680	56,453	8,267	984
Kookmin Bank (China) Ltd.	2,007,154	1,606,434	400,720	70,142	1,118
KB Microfinance Myanmar Co., Ltd	10,372	400	9,972	623	(664)
Personal pension trust and 10 others	4,162,200	4,055,204	106,996	111,187	4,825

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity are as follows:

•

The Bank provides the capital commitments of ~~W~~ 172,000 million to KB Wise Star Private Real Estate Feeder Fund 1st , of which ~~W~~ 56,717 million has not been utilized and of ~~W~~ 55,894 million to Meritz Private Real Estate fund No.9-2, of which ~~W~~ 36,243 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the agreement among existing investors.

•

The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

(In millions of Korean won)	2018
KL the 1st L.L.C.	50,132
KH the 2nd L.L.C.	40,988
KL the International 1st L.L.C.	30,280
Silver Investment 2nd Inc.	50,000
KL the 3rd L.L.C.	30,155
KH the 3rd L.L.C.	70,100
KBM the 1st L.L.C.	50,289
KY the 1st L.L.C.	24,035
KBC the 1st L.L.C.	35,104
KH the 4th L.L.C.	25,130
KDL the 1st L.L.C.	32,828
KB INO 1st L.L.C.	10,200
KBH the 1st L.L.C.	14,070
KBH the 2nd L.L.C.	20,187
LIIV FOR RENTAL 1st L.L.C.	32,200
HLD the 3rd L.L.C.	108,500
KB HUB the 1st L.L.C.	30,123
Leecheon Albatros L.L.C.	20,200
KBH the 3rd L.L.C.	40,167
KBC the 2nd L.L.C.	50,141
KLD the 1st L.L.C.	9,100
LOG the 3rd L.L.C.	24,300
KB Green 1st L.L.C.	52,672
KBL Incheon 1st L.L.C.	100,968
KB DTower 1st L.L.C.	50,017
KB Display 1st L.L.C.	100,382
KBL CC 1st L.L.C.	90,207
KB Alminium 1st L.L.C.	50,208
KB First Park L.L.C.	62,919
KB INO 2nd L.L.C.	50,049

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•

The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

Kiwoom Frontier Private placement fund 10(Bond) and fourteen other subsidiaries were newly included in the consolidation scope, and Kookmin Bank Hong Kong Ltd. and six other subsidiaries were excluded from the scope of consolidation due to liquidation and resale during the year ended December 31, 2018.

39. Finance and Operating Leases

39.1 Finance Lease

The future minimum lease payments as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Net carrying amount of finance lease assets	26,083	17,768
Minimum lease payments
Within 1 year	5,824	1,660
1-5 years	2,406	—

	8,230	1,660

Present value of minimum lease payments
Within 1 year	5,716	1,642
1-5 years	2,349	—

	8,065	1,642

39.2 Operating Lease

39.2.1 The Bank as an Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Minimum lease payments
Within 1 year	131,418	119,273
1-5 years	182,665	138,368
Over 5 years	16,675	34,128

	330,758	291,769

Minimum sublease payments	(2,323)	(2,461)

160

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The lease payments reflected in profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Lease payments reflected in profit or loss
Minimum lease payments	156,181	154,383
Sublease payments	(1,769)	(1,177)

	154,412	153,206

39.2.2 The Bank as an Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Minimum lease receipts
Within 1 year	4,464	4,322
1-5 years	2,322	2,471

	6,786	6,793

40. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent
KB Financial Group Inc.	Fee and commission income	4,644	2,961
	Other operating income	—	110
	Other non-operating income	808	778
	Interest expense	5,178	3,151
	General and administrative expenses	778	671
Subsidiaries
Kookmin Bank Hongkong Ltd.[1]	Reversal for credit losses	—	126
	Other non-operating income	—	2,326
Kookmin Bank Int’l Ltd. (London)	Interest income	1,068	4,295
	Fee and commission income	10	23
	Other non-operating income	131	303
Kookmin Bank Cambodia PLC.	Interest income	1,105	490
	Fee and commission income	14	13
	Other non-operating income	212	431
Kookmin Bank (China) Ltd.	Interest income	17,739	6,580
	Fee and commission income	119	98
KB Microfinance Myanmar Co.,Ltd.	Other non-operating income	77	80
Trust	Fee and commission income	18,508	11,970
	Interest expense	2,901	2,120
Securitization SPE	Interest expense	1	1
KB Wise Star Private Real Estate Feeder Fund 1st	Fee and commission income	17	15
	Interest expense	7	6

161

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Structured entities	Interest income	166	130
	Fee and commission income	9,026	6,808
	Gains on financial assets/liabilities at fair value through profit or loss	12,999	—
	Gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	2,500
	Interest expense	23	—
	Losses on financial assets/liabilities at fair value through profit or loss	595	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	4,962
	Provision for credit losses	6	2
KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)[1]	Fee and commission income	53	40
KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	Fee and commission income	37	13
KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	Fee and commission income	36	9
	Gains on financial assets/liabilities at fair value through profit or loss	15,199	—
	Losses on financial assets/liabilities at fair value through profit or loss	7,103	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	15,139
KB Haeoreum private securities investment trust 83(Bond)	Fee and commission income	91	5
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Fee and commission income	25	—
NH-Amundi Global Private Securities Investment Trust 1(BOND)	Fee and commission income	3	—
Private Equity Fund[1]	Interest income	—	162
	Fee and commission income	—	77
	Interest expense	—	9

162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	1,085	1,125
	Other non-operating income	4	3
	Interest expense	95	272
	General and administrative expenses	458	—
KB Real Estate Trust Co., Ltd.	Fee and commission income	134	114
	Other non-operating income	42	44
	Interest expense	197	160
	Fee and commission expense	2,282	1,577
KB Investment Co., Ltd.	Fee and commission income	23	36
	Interest expense	376	270
KB Credit Information Co., Ltd.	Fee and commission income	58	67
	Other non-operating income	205	231
	Interest expense	85	90
	Fee and commission expense	16,738	13,965
	General and administrative expenses	—	365
KB Data System Co., Ltd.	Fee and commission income	202	131
	Other non-operating income	98	95
	Interest expense	250	173
	General and administrative expenses	50,803	45,517
KB Life Insurance Co., Ltd.	Fee and commission income	12,471	14,418
	Gains on financial assets/liabilities at fair value through profit or loss	14,064	—
	Gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	1,302
	Other non-operating income	82	122
	Interest expense	8	9
	Fee and commission expense	12	5
	Losses on financial assets/liabilities at fair value through profit or loss	3,421	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	10,779
	General and administrative expenses	1,582	1,793
KB Kookmin Card Co., Ltd.	Interest income	3,855	3,549
	Fee and commission income	211,328	236,355
	Gains on financial assets/liabilities at fair value through profit or loss	2,730	—
	Gains on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)	—	263

163

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Reversal of credit losses	7	—
	Other non-operating income	983	1,003
	Interest expense	870	1,289
	Fee and commission expense	1,587	777
	Losses on financial assets/liabilities at fair value through profit or loss	400	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	6,825
	Provision for credit losses	—	292
	General and administrative expenses	216	279
KB Savings Bank Co., Ltd.	Fee and commission income	379	273
	Other non-operating income	44	47
	Interest expense	2	7
	Fee and commission expense	24	—
KB Capital Co., Ltd.	Interest income	1,989	89
	Fee and commission income	2,311	1,264
	Other non-operating income	208	156
	Interest expense	1,138	247
	Fee and commission expense	61	—
	Other operating expense	5	—
	Provision for credit losses	163	105
	General and administrative expenses	16	—
KB Insurance Co., Ltd.	Interest income	45	53
	Fee and commission income	22,948	22,856
	Gains on financial instruments at fair value through profit or loss	24,999	—
	Gains on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	3,345
	Other non-operating income	363	280
	Interest expense	1,265	1,340
	Fee and commission expense	967	—
	Losses on financial instruments at fair value through profit or loss	4,328	—
	Losses on financial instruments at fair value through profit or loss (under Korean IFRS 1039)	—	53,165

164

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Other operating expense	16	—
	General and administrative expenses	15,667	14,663
KB Securities Co., Ltd.	Interest income	459	56
	Fee and commission income	15,770	13,511
	Gains on financial assets/liabilities at fair value through profit or loss	8,583	—
	Gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	3,295
	Reversal of credit losses	—	123
	Other non-operating income	2,667	1,615
	Interest expense	3,771	2,910
	Fee and commission expense	957	291
	Losses on financial assets/liabilities at fair value through profit or loss	8,448	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	7,237
	Provision for credit losses	21	—
	General and administrative expenses	8,361	803
Hanbando BTL Private Special Asset Fund	Fee and commission income	160	170
KB Senior Loan Private Fund No.1	Fee and commission income	20	31
KB Evergreen Private Securities Fund 98(Bond)	Fee and commission income	5	—
KB AMP Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	5	10
KB Onkookmin 2020 TDF Fund(FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2025 TDF Fund(FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2030 TDF Fund(FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2035 TDF Fund(FoFs)	Fee and commission income	2	1
KB Onkookmin 2040 TDF Fund(FoFs) [1]	Fee and commission income	1	1
KB Onkookmin 2045 TDF Fund(FoFs)	Fee and commission income	1	1
KB Onkookmin 2050 TDF Fund(FoFs) [1]	Fee and commission income	1	1

165

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

KB Muni bond Private Securities Fund 1(USD)(bond)	Fee and commission income	10	2
KB Global Private Real Estate Debt Fund 1	Fee and commission income	5	—
KB Na Compass Energy Private Special Asset Fund	Fee and commission income	5	—
KB Star Office Private Real Estate Master Fund 3	Interest income	433	—
	Interest expense	48	—
KB Star Office Private Real Estate Master Fund 4	Interest income	396	—
	Fee and commission income	10	—
	Interest expense	13	—
KB Korea Short Term Premium Private Securities 5(USD)(Bond)	Fee and commission income	2	—
KB Global Core Bond Securities Master Fund(Bond)	Fee and commission income	2	—
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	4	4
	Interest expense	127	132
	Fee and commission expense	1,486	1,439
Incheon Bridge Co., Ltd.	Interest income	9,426	25,511
	Fee and commission income	9	—
	Reversal of credit losses	—	43
	Interest expense	296	292
	Fee and commission expense	2	—
	Provision for credit losses	1	—
Jaeyang Industry Co., Ltd.	Interest income	—	98
	Reversal of credit losses	—	6
Dongjo Co., Ltd.	Reversal of credit losses	31	2
Dae-A Leisure Co., Ltd.	Interest expense	9	1
KB12-1 Venture Investment Partnership	Interest expense	24	18
Future Planning KB Start-up Creation Fund	Interest expense	18	—
KB High-tech Company Investment Fund	Interest expense	27	65
Aju Good Technology Venture Fund	Interest expense	30	14
KB-KDBC New Technology Business Investment Fund	Interest expense	39	4
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	7	—
KB-Brain KOSDAQ Scale-up Fund	Interest expense	21	—
Paroman Corporation[1]	Reversal of credit losses	—	345
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	93	63

166

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	189	102
	Fee and commission income	1	—
	Reversal of credit losses	—	32
	Interest expense	—	22
	Provision for credit losses	14	—
KB No.8 Special Purpose Acquisition Company[1]	Interest expense	17	36
KB No.9 Special Purpose Acquisition Company	Interest expense	43	33
KB No.10 Special Purpose Acquisition Company	Interest expense	30	24
KB No.11 Special Purpose Acquisition Company	Interest expense	12	—
RAND Bio Science Co., Ltd.	Interest expense	3	16
Wise Asset Management Co., Ltd.	Interest expense	9	5
Food Factory Co., Ltd.	Interest income	9	1
	Fee and commission expense	1	—
	Provision for credit losses	1	—
APRO CO.,LTD.	Interest expense	1	—
Rainist Co., Ltd.	Interest expense	2	—
Spark Biopharma Inc.	Interest expense	25	—
KB Pre IPO Secondary Venture Fund 1st	Interest expense	27	60
POSCO-KB Shipbuilding Fund	Interest expense	81	3
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	—	1
Inno Lending Co., Ltd. [1]	Fee and commission income	1	3
	Interest expense	—	1
Other
Retirement pension	Fee and commission income	876	795
	Interest expense	3	3

[1]	Not related parties of the Bank as at December 31, 2018

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent
KB Financial Group Inc.	Other assets	4,545	2,837
	Deposits	69,621	46,062
	Other liabilities	643,010	283,610

167

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Subsidiaries
Kookmin Bank Hongkong Ltd.[1]	Deposits	—	22,209
Kookmin Bank Int’l Ltd. (London)	Cash and due from financial institutions	—	5,292
	Loans at amortized cost (Gross amount)	—	332,051
	Other assets	580	9,568
	Debts	—	124,543
	Other liabilities	—	127
Kookmin Bank Cambodia PLC.	Cash and due from financial institutions	228	—
	Loans at amortized cost (Gross amount)	55,905	42,856
	Other assets	739	139
	Deposits	2,017	5,096
	Debts	—	1,342
	Other liabilities	19	42
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	14,717	4,898
	Loans at amortized cost (Gross amount)	860,937	514,272
	Other assets	41,518	12,661
	Deposits	1,963	1,064
	Debts	248,398	173,892
	Other liabilities	210	1,236
KB Microfinance Myanmar Co., Ltd.	Other liabilities	10	12
Trust	Other assets	17,446	16,494
	Other liabilities	118,355	108,945
Securitization SPE	Deposits	1,310	1,323
KB Wise Star Private Real Estate Feeder Fund 1st	Other assets	5	4
	Deposits	413	405
	Other liabilities	2	2
Structured entities	Derivative assets	6,519	106
	Loans at amortized cost (Gross amount)	3,129	2,077
	Allowances	5	3
	Other assets	187	2
	Derivative liabilities	746	4,192
	Deposits	31,866	384
	Provisions	4	5
	Other liabilities	1,931	1,130
KB Multi-Asset Private Securities Fund 1 (Bond Mixed-FoFs)[1]	Other assets	—	9
KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	Other assets	4	4
KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	Derivative liabilities	4,058	15,139

168

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

KB Haeoreum private securities investment trust 83(Bond)	Other assets	6	5
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Other assets	7	—
NH-Amundi Global Private Securities Investment Trust 1(BOND)	Other assets	3	—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	209	231
	Deposits	3,284	8,958
	Other liabilities	6	6
KB Real Estate Trust Co., Ltd.	Deposits	27,321	16,187
	Other liabilities	350	347
KB Investment Co., Ltd.	Deposits	20,784	19,816
	Other liabilities	17	62
KB Credit Information Co., Ltd.	Deposits	4,240	4,444
	Other liabilities	5,659	5,710
KB Data System Co., Ltd.	Other assets	322	319
	Deposits	18,059	15,036
	Other liabilities	4,397	4,788
KB Life Insurance Co., Ltd.	Derivative assets	270	—
	Other assets	1,827	562
	Derivative liabilities	1,197	6,580
	Deposits	1,576	372
	Other liabilities	507	556
KB Kookmin Card Co., Ltd.	Loans at amortized cost (Gross amount)	—	6,806
	Other assets	24,582	25,454
	Derivative liabilities	612	3,298
	Deposits	84,089	85,091
	Provisions	296	777
	Other liabilities	59,748	48,073
KB Savings Bank Co., Ltd.	Other assets	2	2
	Other liabilities	391	391
KB Capital Co., Ltd.	Loans at amortized cost (Gross amount)	54,787	19,285
	Allowances	227	105
	Other assets	574	89
	Deposits	64,283	73,906
	Other liabilities	57	45
KB Insurance Co., Ltd.	Derivative assets	7,034	—
	Other assets	12,143	7,183
	Derivative liabilities	5,265	22,818
	Deposits	2,745	2,941
	Debentures	30,002	49,981
	Other liabilities	1,929	2,146
KB Securities Co., Ltd.	Derivative assets	3,935	1,095

169

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Loans at amortized cost (Gross amount)	25,617	4,346
	Allowances	21	—
	Other assets	8,644	2,267
	Derivative liabilities	1,412	1,481
	Deposits	334,470	436,508
	Provisions	37	97
	Other liabilities	15,473	11,769
Hanbando BTL Private Special Asset Fund	Other assets	39	42
KB Senior Loan Private Fund No.1	Other assets	3	6
KB AMP Infra Private Special Asset Fund 1(FoFs)	Other assets	1	—
KB Onkookmin 2025 TDF Fund(FoFs) [1]	Other assets	—	1
KB Onkookmin 2030 TDF Fund(FoFs) [1]	Other assets	—	1
KB Muni bond Private Securities Fund 1(USD)(Bond)	Other assets	2	2
KB Global Private Real Estate Debt Fund 1	Other assets	2	—
KB Na Compass Energy Private Special Asset Fund	Other assets	1	—
KB Star Office Private Real Estate Master Fund 3	Loans at amortized cost (Gross amount)	24,000	—
	Other assets	12	—
	Deposits	5,361	—
	Other liabilities	48	—
KB Star Office Private Real Estate Master Fund 4	Loans at amortized cost (Gross amount)	20,000	—
	Other assets	13	—
	Deposits	1,629	—
	Other liabilities	13	—
KB Korea Short Term Premium Private Securities 5(USD)(Bond)	Other assets	2	—
KB Global Core Bond Securities Master Fund(Bond)	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	15,674	25,513
	Other liabilities	33	111
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	32,882	—
	Loans at amortized cost (Gross amount)	158,200	200,400
	Allowances	14	287
	Other assets	736	710

170

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Deposits	43,666	48,795
	Provisions	7	—
	Other liabilities	24	29
Terra Co., Ltd.	Deposits	—	10
Jungdong Steel Co., Ltd.	Deposits	—	3
Doosung Metal Co., Ltd.	Deposits	3	—
Jungdo Co., Ltd.	Deposits	4	4
Dongjo Co., Ltd.	Loans at amortized cost (Gross amount)	—	116
	Allowances	—	1
Dae-A Leisure Co., Ltd.	Deposits	1,229	466
	Other liabilities	7	14
Daesang Techlon Co., Ltd.[1]	Deposits	—	2
Carlife Co., Ltd.	Deposits	2	—
Computerlife Co., Ltd.	Deposits	1	—
Skydigital INC.	Deposits	16	—
KB12-1 Venture Investment Partnership	Deposits	245	4,963
	Other liabilities	1	2
KB High-tech Company Investment Fund	Deposits	275	7,212
	Other liabilities	—	5
Aju Good Technology Venture Fund	Deposits	6,439	2,771
	Other liabilities	2	1
KB-KDBC New Technology Business Investment Fund	Deposits	7,088	7,500
	Other liabilities	3	4
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	618	—
KB-Brain KOSDAQ Scale-up Fund	Deposits	18,813	—
	Other liabilities	7	—
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,946	6,962
	Other liabilities	58	45

171

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	8,300	—
	Allowances	18	—
	Other assets	9	—
	Deposits	5	6
	Provisions	11	29
	Other liabilities	2	—
KB No.8 Special Purpose Acquisition Company [1]	Deposits	—	2,339
	Other liabilities	—	19
KB No.9 Special Purpose Acquisition Company	Deposits	2,275	2,309
	Other liabilities	42	38
KB No.10 Special Purpose Acquisition Company	Deposits	1,666	1,698
	Other liabilities	11	10
KB No.11 Special Purpose Acquisition Company	Deposits	658	530
	Other liabilities	2	—
RAND Bio Science Co., Ltd.	Deposits	232	1,032
	Other liabilities	—	4
Wise Asset Management Co., Ltd.	Deposits	696	340
	Other liabilities	2	1
Built On Co., Ltd.	Deposits	7	26
Food Factory Co., Ltd.	Loans at amortized cost (Gross amount)	200	200
	Allowances	1	—
	Other assets	1	1
	Deposits	68	1
Acts Co., Ltd.	Deposits	29	4
Paycoms Co., Ltd.	Deposits	1	—
Big Dipper Co., Ltd.	Deposits	182	473
APRO CO.,LTD.	Deposits	2,201	—
Rainist Co., Ltd.	Deposits	1	—
Spark Biopharma Inc.	Deposits	2,630	—
	Other liabilities	19	—
KB IGen Private Equity Fund No.1	Deposits	148	—
KB Pre IPO Secondary Venture Fund 1st	Deposits	1,115	2,690
	Other liabilities	1	6
Inno Lending Co., Ltd. [1]	Deposits	—	41
Key management	Loans at amortized cost (Gross amount)	2,218	1,619
	Other assets	2	2
	Deposits	8,119	6,179
	Other liabilities	37	34
Other
Retirement pension	Other assets	331	348
	Other liabilities	16,388	4,286

172

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	Not considered to be the Bank’s related party as at December 31, 2018.

Notional amount of derivative assets and liabilities arising from the related party transactions as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Subsidiaries
KL the 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000
KH the 2nd L.L.C	Notional amount of Derivative financial instruments	40,000	40,000
Silver Investment 2nd Inc.	Notional amount of Derivative financial instruments	50,000	50,000
KL International the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	40,000
KL the 3rd L.L.C.	Notional amount of Derivative financial instruments	30,000	30,000
KBM the 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000
KY the 1st L.L.C.	Notional amount of Derivative financial instruments	24,000	24,000
KH the 3rd L.L.C.	Notional amount of Derivative financial instruments	70,000	70,000
KBC the 1st L.L.C.	Notional amount of Derivative financial instruments	35,000	35,000
KH the 4th L.L.C.	Notional amount of Derivative financial instruments	25,000	25,000
KDL the 1st L.L.C.	Notional amount of Derivative financial instruments	29,000	43,000
KL Food the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	50,000
KBH the 1st L.L.C.	Notional amount of Derivative financial instruments	12,500	18,500
KBH the 2nd L.L.C.	Notional amount of Derivative financial instruments	18,000	26,000
KB INO 1st L.L.C.	Notional amount of Derivative financial instruments	10,000	40,000
LIIV FOR RENTAL 1st L.L.C.	Notional amount of Derivative financial instruments	24,000	60,000
HLD the 3rd L.L.C.	Notional amount of Derivative financial instruments	109,200	106,100
Leecheon Albatros L.L.C	Notional amount of Derivative financial instruments	20,000	30,000
KB HUB the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	30,000
KBH the 3rd L.L.C.	Notional amount of Derivative financial instruments	40,000	50,000
KBC the 2nd L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000

173

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

KLD 1st L.L.C.	Notional amount of Derivative financial instruments	9,300	8,100
LOG the 3rd L.L.C.	Notional amount of Derivative financial instruments	24,300	24,300
KB Green 1st L.L.C.	Notional amount of Derivative financial instruments	52,500	35,000
KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	Notional amount of Derivative financial instruments	231,447	219,637
KBL Incheon 1st L.L.C.	Notional amount of Derivative financial instruments	100,000	—
KB DTower 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	—
KB Display 1st L.L.C.	Notional amount of Derivative financial instruments	100,000	—
KBL CC 1st L.L.C.	Notional amount of Derivative financial instruments	90,000	—
KB Alminium 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	—
KB INO 2nd L.L.C.	Notional amount of Derivative financial instruments	50,000	—
Parent’s subsidiaries
KB Life Insurance Co., Ltd.	Notional amount of Derivative financial instruments	252,213	155,567
KB Kookmin Card Co., Ltd.	Notional amount of Derivative financial instruments	62,611	79,106
KB Insurance Co., Ltd.	Notional amount of Derivative financial instruments	1,127,722	491,133
KB Securities Co., Ltd.	Notional amount of Derivative financial instruments	393,515	151,204

In accordance with Korean IFRS 1024, the Bank includes the parent, subsidiaries, the parent’s subsidiaries, associates, associates of the parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 13 for details on investments in associates and subsidiaries.

Key management includes the directors of the Bank and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

174

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Significant loan transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

	2018 [1]
(In millions of Korean won)	Beginning	Loans	Repayments	Others	Ending
Subsidiaries
Kookmin Bank Int’l Ltd. (London)	332,051	42,853	226,989	(147,915)	—
Kookmin Bank Cambodia PLC.	42,856	55,577	43,903	1,375	55,905
Kookmin Bank (China) Ltd.	514,272	1,206,165	885,046	25,546	860,937
Structured entities[2]	2,077	19,162	18,110	—	3,129
Parent’s subsidiaries
KB Securities Co., Ltd.	4,346	1,369,958	1,348,687	—	25,617
KB Kookmin Card Co., Ltd.	6,806	161,281	168,087	—	—
KB Capital Co., Ltd.	19,285	33,711	—	1,791	54,787
KB Star Office Private Real Estate Master Fund 3	—	24,000	—	—	24,000
KB Star Office Private Real Estate Master Fund 4	—	20,000	—	—	20,000
Associate
Incheon Bridge Co., Ltd.	203,126	—	14,700	2,656	191,082
Dongjo Co., Ltd	116	—	116	—	—
Associate of parent’s subsidiary
SY Auto Capital Co., Ltd.	—	50,053	41,753	—	8,300
Food Factory Co., Ltd	200	—	—	—	200
Key management[5,6]	1,619	108	836	1,327	2,218

	2017 [1]
(In millions of Korean won)	Beginning	Loans	Repayments	Others	Ending
Subsidiaries
Kookmin Bank Hongkong Ltd.	326,295	—	—	(326,295)	—
Kookmin Bank Int’l Ltd. (London)	349,270	596,162	584,072	(29,309)	332,051
Kookmin Bank Cambodia PLC.	24,170	44,481	22,296	(3,499)	42,856
Kookmin Bank (China) Ltd.	386,720	608,412	428,423	(52,437)	514,272
Private equity fund[3]	47,100	—	47,100	—	—
Structured entities[4]	3,084	13,928	14,871	(64)	2,077
Parent’s subsidiaries
KB Securities Co., Ltd.	—	1,534,202	1,529,856	—	4,346
KB Kookmin Card Co., Ltd.	—	157,871	151,065	—	6,806
KB Capital Co., Ltd.	—	19,285	—	—	19,285
Associate
Incheon Bridge Co., Ltd.	209,094	202,500	211,194	—	200,400
Dongjo Co., Ltd	—	—	130	246	116
Jaeyang Industry Co., Ltd.	303	—	290	(13)	—
Associate of parent’s subsidiary
SY Auto Capital Co., Ltd.	10,000	24,031	34,031	—	—
Food Factory Co., Ltd.	—	200	—	—	200

175

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of KL Food the 1st L.L.C. that are excluded from related parties.
[3]	Not considered to be the Bank’s related party as at December 31, 2018.
[4]	Includes details of KBY the 1st L.L.C. that are excluded from related parties.
[5]	Includes details of loan transactions that occurred before they became related parties.
[6]	Represents the transactions that have started occurring since the current year.

Significant borrowing transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

		2018
(In millions of Korean won)		Beginning	Increase	Decrease	Others[1]	Ending
Parent’s subsidiaries
KB Financial Group Inc..	Deposits	46,062	1,555,000	1,495,000	(36,441)	69,621
Subsidiaries
Kookmin Bank Hongkong Ltd.[2]	Deposits	22,209	—	—	(22,209)	—
Kookmin Bank Int’l Ltd. (London)	Deposits	124,543	—	—	(124,543)	—
Kookmin Bank Cambodia PLC.	Deposits	5,096	—	—	(3,079)	2,017
	Debts	1,342			(1,342)	—
Kookmin Bank (China) Ltd.	Deposits	1,064	—	—	899	1,963
	Debts	173,892			74,506	248,398
Securitization SPE	Deposits	1,323	—	—	(13)	1,310
KB Wise Star Private Real Estate Feeder Fund 1st	Deposits	405	8	—	—	413
Structured entities	Deposits	384	—	—	31,482	31,866
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	8,958	—	—	(5,674)	3,284
KB Real Estate Trust Co., Ltd.	Deposits	16,187	—	—	11,134	27,321
KB Investment Co., Ltd.	Deposits	19,816	56,200	68,200	12,968	20,784
KB Credit Information Co., Ltd.	Deposits	4,444	1,569	1,409	(364)	4,240
KB Data System Co., Ltd.	Deposits	15,036	11,500	10,700	2,223	18,059
KB Life Insurance Co., Ltd.	Deposits	372	—	—	1,204	1,576
KB Kookmin Card Co., Ltd.	Deposits	85,091	22,000	22,000	(1,002)	84,089
KB Capital Co., Ltd.	Deposits	73,906	—	—	(9,623)	64,283
KB Insurance Co., Ltd.	Deposits	2,941	—	—	(196)	2,745

176

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

	Debentures	49,981	—	—	(19,979)	30,002
KB Securities Co., Ltd.	Deposits	436,508	111,996	82,512	(131,522)	334,470
KB Star Office Private Real Estate Master Fund 3	Deposits	—	5,361	—	—	5,361
KB Star Office Private Real Estate Master Fund 4	Deposits	—	1,629	—	—	1,629
Associates
Korea Credit Bureau Co., Ltd.	Deposits	25,513	8,000	16,000	(1,839)	15,674
Incheon Bridge Co., Ltd.	Deposits	48,795	1,260	1,270	(5,119)	43,666
Terra Co., Ltd.	Deposits	10	—	—	(10)	—
Jungdong Steel Co., Ltd.	Deposits	3	—	—	(3)	—
Doosung Metal Co., Ltd.	Deposits	—	—	—	3	3
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	466	479	466	750	1,229
Daesang Techlon Co., Ltd.[2]	Deposits	2	—	—	(2)	—
Carlife Co., Ltd.	Deposits	—	—	—	2	2
Computerlife Co., Ltd.	Deposits	—	—	—	1	1
Skydigital INC.	Deposits	—	—	—	16	16
KB12-1 Venture Investment Partnership	Deposits	4,963	—	—	(4,718)	245
Future Planning KB Start-up Creation Fund	Deposits	—	9,000	9,000	—	—
KB High-tech Company Investment Fund	Deposits	7,212	—	—	(6,937)	275
Aju Good Technology Venture Fund	Deposits	2,771	—	—	3,668	6,439
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	—	—	(412)	7,088
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	—	—	—	618	618
KB-Brain KOSDAQ Scale-up Fund	Deposits	—	—	—	18,813	18,813
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,962	351	—	633	7,946
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	(1)	5
KB No.8 Special Purpose Acquisition Company 1[2]	Deposits	2,339	—	2,300	(39)	—

177

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

KB No.9 Special Purpose Acquisition Company	Deposits	2,309	2,266	2,234	(66)	2,275
KB No.10 Special Purpose Acquisition Company	Deposits	1,698	1,618	1,618	(32)	1,666
KB No.11 Special Purpose Acquisition Company	Deposits	530	530	530	128	658
RAND Bio Science Co., Ltd.	Deposits	1,032	—	500	(300)	232
Wise Asset Management Co., Ltd.	Deposits	340	2,366	2,008	(2)	696
Built On Co., Ltd.	Deposits	26	—	—	(19)	7
Food Factory Co., Ltd.	Deposits	1	—	—	67	68
Acts Co., Ltd.	Deposits	4	—	—	25	29
Paycoms Co., Ltd.	Deposits	—	—	—	1	1
Big Dipper Co., Ltd.	Deposits	473	—	—	(291)	182
APRO CO.,LTD.	Deposits	—	—	—	2,201	2,201
Rainist Co., Ltd.	Deposits	—	—	—	1	1
Spark Biopharma Inc.	Deposits	—	4,300	3,300	1,630	2,630
KB IGen Private Equity Fund No. 1	Deposits	—	—	—	148	148
KB Pre IPO Secondary Venture Fund 1st	Deposits	2,690	2,000	4,000	425	1,115
POSCO-KB Shipbuilding Fund	Deposits	—	32,800	32,800	—	—
Inno Lending Co., Ltd. [2]	Deposits	41	—	—	(41)	—
Key management[3]	Deposits	6,179	6,605	5,140	475	8,119

		2017[1]
(In millions of Korean won)		Beginning	Increase	Decrease	Others	Ending
Parent’s subsidiaries
KB Financial Group Inc.	Deposits	57,967	—	—	(11,905)	46,062
Subsidiaries
Kookmin Bank Hongkong Ltd.[2]	Deposits	—	—	—	22,209	22,209
	Debts	260,507	—	—	(260,507)	—
Kookmin Bank Int’l Ltd. (London)	Debts	149,930	—	—	(25,387)	124,543
Kookmin Bank Cambodia PLC.	Deposits	4,833	—	—	263	5,096
	Debts	4,569	—	—	(3,227)	1,342
Kookmin Bank (China) Ltd.	Deposits	3,672	—	—	(2,608)	1,064
	Debts	211,544	—	—	(37,652)	173,892
Securitization SPE	Deposits	1,296	—	—	27	1,323
KB Wise Star Private Real Estate Feeder Fund 1st	Deposits	397	8	—	—	405
Private equity fund[2]	Deposits	776	—	—	(776)	—
Structured entities	Deposits	128	—	—	256	384

178

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	73,279	—	65,000	679	8,958
KB Real Estate Trust Co., Ltd.	Deposits	21,211	—	10,000	4,976	16,187
KB Investment Co., Ltd.	Deposits	23,954	49,000	48,537	(4,601)	19,816
KB Credit Information Co., Ltd.	Deposits	3,465	1,819	2,399	1,559	4,444
KB Data System Co., Ltd.	Deposits	10,926	10,700	7,000	410	15,036
KB Life Insurance Co., Ltd.	Deposits	700	—	—	(328)	372
KB Kookmin Card Co., Ltd.	Deposits	160,002	22,000	22,000	(74,911)	85,091
KB Capital Co., Ltd.	Deposits	9,075	—	—	64,831	73,906
KB Insurance Co., Ltd.	Deposits	2,951	—	—	(10)	2,941
	Debenture	—	—	—	49,981	49,981
KB Securities Co., Ltd.	Deposits	116,893	242,085	135,000	212,530	436,508
	Debenture	300	—	—	(300)	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	26,827	11,000	6,000	(6,314)	25,513
Incheon Bridge Co., Ltd.	Deposits	38,556	1,270	21,270	30,239	48,795
Terra Co., Ltd.	Deposits	—	—	—	10	10
Jungdong Steel Co., Ltd.	Deposits	3	—	—	—	3
Jungdo Co., Ltd.	Deposits	—	—	—	4	4
Dae-A Leisure Co., Ltd.	Deposits	—	—	—	466	466
Daesang Techlon Co., Ltd.[2]	Deposits	—	—	—	2	2
KB12-1 Venture Investment Partnership	Deposits	4,562	4,000	4,000	401	4,963
KB High-tech Company Investment Fund	Deposits	4,643	3,000	3,000	2,569	7,212
Aju Good Technology Venture Fund	Deposits	1,201	—	—	1,570	2,771
KB-KDBC New Technology Business Investment Fund	Deposits	—	—	—	7,500	7,500
EJADE Co., Ltd.[2]	Deposits	2	—	—	(2)	—
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,682	303	—	(23)	6,962
Associates of parent’s subsidiaries
KB No.8 Special Purpose Acquisition Company 1[2]	Deposits	2,342	2,300	2,300	(3)	2,339
KB No.9 Special Purpose Acquisition Company	Deposits	2,399	—	100	10	2,309
KB No.10 Special Purpose Acquisition Company	Deposits	1,754	1,618	1,600	(74)	1,698

179

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

KB No.11 Special Purpose Acquisition Company	Deposits	—	530	—	—	530
SY Auto Capital Co., Ltd.	Deposits	3,997	2,000	2,000	(3,991)	6
RAND Bio Science Co., Ltd.	Deposits	2,356	1,000	2,500	176	1,032
Wise Asset Management Co., Ltd.	Deposits	—	1,346	1,475	469	340
Built On Co., Ltd.	Deposits	—	—	—	26	26
Food Factory Co., Ltd.	Deposits	—	—	—	1	1
Acts Co., Ltd.	Deposits	—	—	—	4	4
Big Dipper Co., Ltd.	Deposits	—	—	—	473	473
KB Pre IPO Secondary Venture Fund 1st	Deposits	—	13,000	11,000	690	2,690
POSCO-KB Shipbuilding Fund	Deposits	—	3,000	3,000	—	—
Inno Lending Co., Ltd. [2]	Deposits	1,902	—	—	(1,861)	41
KB IC 3rd Private Equity Fund [2]	Deposits	700	—	700	—	—

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits that can deposit and withdraw frequently, are presented in net amounts.
[2]	Not considered to be the Bank’s related party as at December 31, 2018.
[3]	Represents the transactions that have started occurring since the current year.

Significant contribution and collection arising from transactions with related parties for the year ended December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Contribution	Collection and others
Subsidiaries
Kookmin Bank Hongkong Ltd.[1]	—	23,610
Kookmin Bank Int’l Ltd. (London)	—	50,664
Kookmin Bank Cambodia PLC.	31,050	—
KB Microfinance Myanmar Co.,Ltd	10,979	—
KB Wise Star Private Real Estate Feeder Fund 1st	43,000	35,183
KB Multi-Asset Private Securities Fund 1 (Bond Mixed-FoFs)[1]	—	297,888
KB KBSTAR Short Term KTB Active ETF[1]	—	81,255
SAMSUNG KODEX 10Y F-LKTB INV ETF	558,823	610,663
KB Haeoreum private securities investment trust 83(Bond)	—	305,140
KB KBSTAR KTB 3Y Futures Inverse ETF	1,289,671	1,296,352
Kiwoom Frontier Private placement fund 10[Bond]	300,000	101,958
Tong Yang Safe Plus Qualified Private Trust S-8(Bond)	300,000	152,219
Mirae Asset Triumph Global Privately placed Feeder Investment Trust	240,000	—
KODEX 3Y F-KTB Inverse ETF[1]	199,857	199,051
NH-Amundi Global Private Securities Investment Trust 1(BOND)	112,325	—
Meritz Private Real Estate fund No.9-2	19,134	199

180

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

AIP US Red Private Real Estate Trust NO.10	33,832	319
Parent’s subsidiaries
KB IP Investment Fund	—	120
Hanbando BTL Private Special Asset Fund	—	20,257
Hope Sharing BTL Private Special Asset Fund	—	1,675
KB Mezzanine Private Security Investment Trust No.2	—	29,280
KB Senior Loan Private Fund No.1	—	31,305
KB Haeoreum private securities investment trust 70(Bond)[1]	—	51,100
KB KBSTAR Mid-long Term KTB Active ETF	—	30,377
KB Star Office Private Real Estate Master Fund 4	43,500	916
KB Korea Short Term Premium Private Securities 5(USD)(Bond)	113,220	—
KB Global Core Bond Securities Master Fund(Bond)	50,000	—
KB Haeoreum private securities investment trust 96	50,000	—
KB Korea Short Term Premium Private Securities 4(USD)(Bond)	44,872	—
Associates
Korea Credit Bureau Co., Ltd.	—	113
Balhae Infrastructure Fund	4,645	8,623
Daesang Techlon Co., Ltd.[1]	—	42
PT Bank Bukopin TBK	116,422	—
KoFC KBIC Frontier Champ 2010-5 (PEF)	—	4,800
KB GwS Private Securities Investment Trust	—	6,386
KB12-1 Venture Investment Partnership	—	16,040
Future Planning KB Start-up Creation Fund	—	2,876
KB High-tech Company Investment Fund	—	4,700
Aju Good Technology Venture Fund	9,808	—
KB-KDBC New Technology Business Investment Fund	5,000	—
KBTS Technology Venture Private Equity Fund	7,620	—
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB IP Investment Fund II	3,000	—
KB Digital Innovation Investment Fund Limited partnership	7,700	—
KB-Brain KOSDAQ Scale-up Fund[2]	4,000	—

[1]	Not considered to be the Bank’s related party as at December 31, 2018.

Acceptances and guarantees and unused commitments to related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund 1st	Purchase of securities	56,717	185,717
Structured entities	Loan commitment in Korean won	6,151	3,143
	Purchase of securities	1,349,500	1,001,300
Meritz Private Real Estate fund No.9-2 1st	Purchase of securities	36,243	—

181

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	820,000	813,194
	Other commitments in Korean won	1,300,000	1,000,000
KB Securities Co., Ltd.	Loan commitment in Korean won	137,509	135,653
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	11,141	11,141
KB Senior Loan Private Fund No.1	Purchase of securities	3,770	3,770
Associates
Balhae Infrastructure Fund	Purchase of securities	10,453	12,564
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	20,000	20,000
KoFC KBIC Frontier Champ 2010-5 (PEF)	Purchase of securities	1,290	1,290
KB GwS Private Securities Investment Trust	Purchase of securities	876	876
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	10,040
Aju Good Technology Venture Fund	Purchase of securities	1,960	11,768
KB-KDBC New Technology Business Investment Fund	Purchase of securities	2,500	7,500
KBTS Technology Venture Private Equity Fund	Purchase of securities	7,380	—
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	3,375	—
KB IP Investment Fund	Purchase of securities	12,000	—
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	27,300	—
KB-Brain KOSDAQ Scale-up Fund	Purchase of securities	16,000	—
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	6,700	10,000
Key management	Loan commitment in Korean won	894	458

182

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Acceptances and gurantees and unused commitments received from related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	14,474	12,117
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	87,922	85,114

Compensation to key management for the years ended December 31, 2018 and 2017, consists of:

	2018

(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,278	51	1,022	2,351
Registered directors (non-executive)	337	—	—	337
Non-registered directors	4,807	183	3,217	8,207

	6,422	234	4,239	10,895

(In millions of Korean won)	2017
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,270	60	1,831	3,161
Registered directors (non-executive)	315	—	—	315
Non-registered directors	4,990	178	7,966	13,134

	6,575	238	9,797	16,610

Significant operating transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
	Assets pledged	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	62,006	62,000	75,990	76,000
KB Life Insurance Co., Ltd.	Securities	26,055	25,000	26,128	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000
[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

183

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Collateral received from related parties as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018	2017
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	130,000	130,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits/ Beneficiary right certificate	178,178	167,000
	Securities	20,000	20,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	66,500	58,000
KB Credit Information Co., Ltd.	Time deposits and others	1,425	1,265
KB Star Office Private Real Estate Master Fund 3	Real estate	28,800	—
KB Star Office Private Real Estate Master Fund 4	Real estate	24,000	—
Key management	Time deposits and others	401	388
	Real estate	3,182	2,287

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

As at December 31, 2018, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Bank and five other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Bank and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Bank and five other institutions.

The amounts of debt securities purchased through KB securities Co., Ltd. are ~~W~~ 7,920,050 million and ~~W~~ 4,168,048 million for the years ended December 31, 2018 and 2017, respectively, and the amounts of debts securities sold through KB securities Co., Ltd. are ~~W~~ 3,835,245 million and ~~W~~ 2,204,346 million for the years ended December 31, 2018 and 2017, respectively.

The amounts of intangible Assets purchased through KB Data System Co., Ltd. are ~~W~~ 17,831 million and ~~W~~ 12,532 million for the years ended December 31, 2018 and 2017, respectively.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

184

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

41. Adoption of Korean IFRS 1109 Financial Instruments

The Bank adopted Korean IFRS 1109 Financial Instruments, which was issued on September 25, 2015, on January 1, 2018. The application of Korean IFRS 1109 has following impacts on the financial statements.

On the date of initial application, January 1, 2018, the measurement category of the financial assets in accordance with Korean IFRS 1039 and 1109, are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]	Reclassification	Remeasurement	Korean IFRS 1109 [1]
Cash and due from financial institutions	Financial assets at amortized cost	14,628,439	(1,908,070)	(38)	12,720,331
	Financial assets at fair value through profit or loss [2]	—	1,908,070	—	1,908,070

		14,628,439	—	(38)	14,628,401

Financial assets at fair value through profit or loss (under Korean IFRS 1039)
Financial assets held for trading: debt securities	Financial assets at fair value through profit or loss	3,044,008	29,251	—	3,073,259
Financial assets held for trading: equity securities		29,251	(29,251)	—	—
Financial assets held for trading: others		73,856	—	—	73,856

		3,147,115	—	—	3,147,115

Derivative financial assets held for trading	Derivative financial assets held for trading	2,531,889	(17,197)	—	2,514,692
Derivative financial assets held for hedging	Derivative financial assets held for hedging	59,071	—	—	59,071

		2,590,960	(17,197)	—	2,573,763

Loans	Financial assets at amortized cost	250,119,240	(132,254)	(287,193)	249,699,793
	Financial assets at fair value through profit or loss [3]	—	130,032	2,690	132,722

		250,119,240	(2,222)	(284,503)	249,832,515

185

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Financial investments
Available-for-sale financial assets: debt securities	Financial assets at fair value through other comprehensive income	27,417,640	(2,835,591)	—	24,582,049
	Financial assets at fair value through profit or loss [4]	—	4,149,698	—	4,149,698
	Financial assets at amortized cost[5]	—	2,835,591	4,118	2,839,709
Available-for-sale financial assets: equity securities	Financial assets at fair value through other comprehensive income	6,057,948	(4,173,565)	276	1,884,659
	Financial assets at fair value through profit or loss [6]	—	23,867	(87)	23,780
Available-for-sale financial assets: others	Financial assets at fair value through other comprehensive income	500	(500)	—	—
	Financial assets at fair value through profit or loss [7]	—	500	—	500
Held-to-maturity financial assets	Financial assets at amortized cost	8,732,246	(214,280)	(1,200)	8,516,766
	Financial assets at fair value through profit or loss [8]	—	214,280	(2,004)	212,276

		42,208,334	—	1,103	42,209,437

Other financial assets	Financial assets at amortized cost	6,303,303	(1,625)	(3,264)	6,298,414

		318,997,391	(21,044)	(286,702)	318,689,645

[1]	Net of allowance.
[2]

The deposits amounting to ~~W~~ 1,908,070 million classified as loans and receivables in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet the Solely Payments of Principal and Interest (“SPPI”) condition.

[3]

The loans amounting to ~~W~~ 132,254 million classified as loans and receivables in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet the SPPI condition.

[4]

The equity securities amounting to ~~W~~ 4,149,698 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as debt securities (financial assets at fair value through profit or loss) because those financial assets did not meet the SPPI condition.

[5]

The debt securities amounting to ~~W~~ 2,835,591 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at amortized cost because those financial assets met the business model condition which the Bank holds the financial asset for the collection of the contractual cash flows, and the SPPI condition.

[6]

The equity securities amounting to ~~W~~ 23,867 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss as the Bank did not designate those equity securities as financial assets at fair value through other comprehensive income.

[7]

Other securities amounting to ~~W~~ 500 million classified as available-for-sale financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet the SPPI condition.

[8]

The structured debt securities amounting to ~~W~~ 214,280 million classified as held-to-maturity financial assets in accordance with Korean IFRS 1039 were reclassified as financial assets at fair value through profit or loss because those financial assets did not meet the SPPI condition.

186

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the measurement category of the financial liabilities in accordance with Korean IFRS 1039 and 1109, are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039	Reclassification	Remeasurement	Korean IFRS 1109
Financial liabilities held for trading	Financial liabilities at fair value through profit or loss	74,191	—	—	74,191
Derivative financial liabilities held for trading	Derivative financial instruments held for trading	2,572,880	—	—	2,572,880
Derivative financial liabilities held for hedging	Derivative financial liabilities held for hedging	50,032	—	—	50,032
Deposits	Financial liabilities at amortized cost	247,712,788	—	—	247,712,788
Debts	Financial liabilities at amortized cost	15,854,911	—	—	15,854,911
Debentures	Financial liabilities at amortized cost	18,167,498	—	—	18,167,498
Other financial liabilities	Financial liabilities at amortized cost	12,261,378	(21,044)	—	12,240,334

		296,693,678	(21,044)	—	296,672,634

187

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the classification of the financial assets by category in accordance with Korean IFRS 1109, are as follows:

	January 1, 2018
(In millions of Korean won)	Financial assets at fair value through profit or loss	Debt securities at fair value through other comprehensive income	Equity securities at fair value through other comprehensive income	Financial assets at amortized cost[1]	Derivative instruments held for hedging	Total
Cash and due from financial institutions	—	—	—	12,720,331	—	12,720,331
Financial assets at fair value through profit or loss	9,574,161	—	—	—	—	9,574,161
Derivative assets designated for trading	2,514,692	—	—	—	—	2,514,692
Derivative assets held for hedging	—	—	—	—	59,071	59,071
Loans at amortized cost	—	—	—	249,699,793	—	249,699,793
Financial investments	—	24,582,049	1,884,659	11,356,475	—	37,823,183
Other financial assets	—	—	—	6,298,414	—	6,298,414

	12,088,853	24,582,049	1,884,659	280,075,013	59,071	318,689,645

[1]	Net of allowance.

On the date of initial application, January 1, 2018, the reclassification from financial assets at fair value through profit or loss to financial assets at amortized cost or financial assets at fair value through other comprehensive income, does not exist.

On the date of initial application, January 1, 2018, the reclassification from certain financial assets, other than financial assets at amortized cost to financial assets at amortized cost, are as follows:

(In millions of Korean won)	Measurement categories before reclassification	Fair value	Recognizable valuation gain or loss if not reclassified
Currency stabilization bond	Available-for-sale	1,975,001	(248)
Asset backed securities	Available-for-sale	860,590	(4,046)

		2,835,591	(4,294)

188

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the adjustments from the allowances/provision in accordance with Korean IFRS 1039 to the allowances (provision) in accordance with Korean IFRS 1109, are as follows:

Measurement categories		Allowances(Provision)
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039	Reclassification	Remeasurement	Korean IFRS 1109
Loans and receivables
Due from financial institutions	Financial assets at amortized cost	—	—	38	38
Loans	Financial assets at amortized cost	1,352,458	—	287,193	1,639,651
	Financial assets at fair value through profit or loss	35,608	(35,608)	—	—
Other financial assets	Financial assets at amortized cost	49,440	—	3,264	52,704
Available-for-sale
Debts securities	Financial assets at fair value through other comprehensive income	—	—	1,564	1,564
	Financial assets at amortized cost	—	—	176	176
Held-to-maturity securities
Debts securities	Financial assets at amortized cost	—	—	1,200	1,200

		1,437,506	(35,608)	293,435	1,695,333

Unused commitment and guarantee
Non-financial guarantee and unused commitment		195,068	—	4,717	199,785

		195,068	—	4,717	199,785

Financial guarantee		1,862	—	356	2,218

		1,862	—	356	2,218

189

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the impacts on accumulated other comprehensive income due to financial assets at fair value through other comprehensive income and others, are as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	745,856
Change of subsequent measurement category: available-for-sale financial assets to financial assets at amortized cost	4,294
Change of subsequent measurement category: available-for-sale financial assets to financial assets at fair value through profit or loss	(84,315)
Recognition of expected credit losses on debt securities at fair value through other comprehensive income	1,564
Reversal of impairment on equity securities at fair value through other comprehensive income	(612,647)
Valuation of fair value of equity securities accounted for under cost method	276
Change of gain/loss from foreign currency translation of foreign operations	1,583
Tax effect	189,976

January 1, 2018 (after adoption of Korean IFRS 1109)	246,587

190

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2018 and 2017

On the date of initial application, January 1, 2018, the impacts on retained earnings, are as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	17,252,939
Change of subsequent measurement category: available-for-sale financial assets to financial assets at fair value through profit or loss	84,315
Change of classification/subsequent measurement category: held-to-maturity financial assets to financial assets at fair value through profit or loss	(2,004)
Change of subsequent measurement category: loans and receivables to financial assets at fair value through profit or loss	2,690
Recognition of expected credit losses on debt securities at fair value through other comprehensive income	(1,564)
Reversal of impairment on equity securities at fair value through other comprehensive income	612,647
Application of expected credit losses on financial assets at amortized cost	(291,871)
Application of expected credit losses on provisions	(5,073)
Valuation of fair value of equity securities accounted for under cost method	(87)
Change of gain/loss from foreign currency translation of foreign operations	(1,583)
Tax effect	(110,854)

January 1, 2018 (after adoption of Korean IFRS 1109)	17,539,555

42. Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as at and for the year ended December 31, 2018, was originally approved by the Board of Directors on February 7, 2019, and was re-approved with revision on February 28, 2019.

191

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Bank”) as of December 31, 2018. The Bank’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Bank states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Bank’s ICFR, as at December 31, 2018, is designed and operating effectively, in all material respects, in conformity with the Best Practice Guideline”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

192

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of the ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline.

Our review is based on the Bank’s ICFR as of December 31, 2018, and we did not review management’s assessment of its ICFR subsequent to December 31, 2018. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 11, 2019

193

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting(“ICFR”) Officer of Kookmin Bank (“the Bank”), assessed the effectiveness of the design and operation of the Bank’s Internal Control over Financial Reporting for the year ended December 31, 2018.

The Bank’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements. We followed the ‘Best Practice Guideline’ which is established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, we believe that the Bank’s ICFR, as at December 31, 2018, is designed and operating effectively, in all material respects, in conformity with the Best Practice Guideline.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 21, 2019

Yin Hur, President and Chief Executive Officer

Jae Keun Lee, Internal Control over Financial Reporting Officer

194